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                            PARTICIPATION AGREEMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE)

                           Dated as of June 15, 1998

                                     among

                          FEDERAL EXPRESS CORPORATION,
                      Lessee and Initial Owner Participant

              STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                             NATIONAL ASSOCIATION,
                         Not in Its Individual Capacity
                         Except as Otherwise Expressly
                 Set Forth Herein, but Solely as Owner Trustee,
                                 Owner Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Indenture Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Pass Through Trustee

                                      and

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Subordination Agent

                         ______________________________

               LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                    SERIAL NO. 790, REGISTRATION NO. N676FE
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                               TABLE OF CONTENTS

                                                                          Page

Initial Recitals...........................................................  1

                                   ARTICLE 1

   DEFINITIONS.............................................................  3

                                   ARTICLE 2

                    ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

   Section 2.01.  Transfer of Funds........................................  4
   Section 2.02. (a) Certificates..........................................  5
   (b) Transfer of Beneficial Interest.....................................  5
   Section 2.03.  Amendments on Delivery Date or Transfer Date.............  5
   Section 2.04.  Event of Loss Prior to Delivery Date.....................  7

                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

   Section 3.01.  Lessee's Notice of Delivery Date.........................  7
   Section 3.02.  Commitments to Participate in Purchase Price.............  7
   Section 3.03.  Postponement of Delivery Date............................ 10
   Section 3.04.  Closing.................................................. 11

                                   ARTICLE 4

                              CONDITIONS PRECEDENT

   Section 4.01.  Conditions Precedent (Certificate Closing Date).......... 11
   Section 4.02.  Conditions Precedent (Delivery Date)..................... 19
   Section 4.03.  Opinion of Special Aviation Counsel Upon Registration.... 28

                                   ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

   Section 5.01.  Conditions Precedent to Lessee's Obligations............. 28

                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 6.01.  Lessee's Representations and Warranties.................. 29
   Section 6.02.  Offering by Lessee....................................... 35
   Section 6.03.  Certain Covenants of Lessee.............................. 35
   Section 6.04.  Survival of Representations and Warranties............... 43

                                   ARTICLE 7

           OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 7.01.  Acquisitions and Offerings of Interests in
                  Lessor's Estate.......................................... 43
   Section 7.02.  Citizenship.............................................. 44
   Section 7.03.  Representations, Warranties and Covenants of Owner
                  Participant.............................................. 45
   Section 7.04.  Representations, Covenants and Warranties of SSB and the
                  Owner Trustee............................................ 48
   Section 7.05.  Representations, Warranties and Covenants of the
                  Indenture Trustee.......................................  50
   Section 7.06.  Indenture Trustee's Notice of Default.................... 52
   Section 7.07.  Releases from Indenture.................................. 52
   Section 7.08.  Covenant of Quiet Enjoyment.............................. 52
   Section 7.09.  Pass Through Trustee's Representations and Warranties.... 52
   Section 7.10.  Survival of Representations, Warranties and Covenants.... 53
   Section 7.11.  Lessee's Assumption of the Certificates.................. 53
   Section 7.12.  Indebtedness of Owner Trustee............................ 56
   Section 7.13.  Compliance with Trust Agreement, Etc..................... 56
   Section 7.14.  Subordination Agent's Representations, Warranties and
                  Covenants................................................ 56

                                    ARTICLE 8

                                     TAXES

   Section 8.01.  Lessee's Obligation to Pay Taxes......................... 58
   Section 8.02.  After-Tax Basis.......................................... 63
   Section 8.03.  Time of Payment.......................................... 63
   Section 8.04.  Contests................................................. 64
   Section 8.05.  Refunds.................................................. 66
   Section 8.06.  Lessee's Reports......................................... 66
   Section 8.07.  Survival of Obligations.................................. 67
   Section 8.08.  Payment of Taxes......................................... 67
   Section 8.09.  Reimbursements by Indemnitees Generally.................. 67

                                   ARTICLE 9

                               GENERAL INDEMNITY

   Section 9.01.  Generally................................................ 67
   Section 9.02.  After-Tax Basis.......................................... 71
   Section 9.03.  Subrogation.............................................. 72
   Section 9.04.  Notice and Payment....................................... 72
   Section 9.05.  Refunds.................................................. 72
   Section 9.06.  Defense of Claims........................................ 73
   Section 9.07.  Survival of Obligations.................................. 73
   Section 9.08.  Effect of Other Indemnities.............................. 74
   Section 9.09.  Interest................................................. 74

                                  ARTICLE 10

                               TRANSACTION COSTS

   Section 10.01.  Transaction Costs and Other Costs....................... 74

                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

   Section 11.01.  Appointment of Successor Owner Trustee.................. 77

                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

   Section 12.01.  Liabilities of the Owner Participant.................... 78
   Section 12.02.  Interest of Holders of Certificates..................... 79

                                  ARTICLE 13

                                OTHER DOCUMENTS

   Section 13.01.  Consent of Lessee to Other Documents.................... 79
   Section 13.02.  Further Assurances...................................... 79
   Section 13.03.  Pass Through Trustee's and Subordination Agent's
                   Acknowledgment.......................................... 79

                                   ARTICLE 14

                                    NOTICES

   Section 14.01.  Notices................................................. 80

                                  ARTICLE 15

                                  REFINANCING

   Section 15.01.  Refinancing............................................. 81

                                  ARTICLE 16

                                  [RESERVED]

                                  ARTICLE 17

                                 MISCELLANEOUS

   Section 17.01.  [Reserved].............................................. 83
   Section 17.02.  Collateral Account...................................... 84
   Section 17.03.  Counterparts............................................ 86
   Section 17.04.  No Oral Modifications................................... 86
   Section 17.05.  Captions................................................ 86
   Section 17.06.  Successors and Assigns.................................. 86
   Section 17.07.  Concerning the Owner Trustee, Indenture Trustee
                   and the Pass Through Trustee............................ 86
   Section 17.08.  Severability............................................ 87
   Section 17.09.  Public Release of Information........................... 87
   Section 17.10.  Certain Limitations on Reorganization................... 87
   Section 17.11.  GOVERNING LAW........................................... 88
   Section 17.12.  Section 1110 Compliance................................. 88
   Section 17.13.  Reliance of Liquidity Providers......................... 88

                                  ARTICLE 18

                                CONFIDENTIALITY

   Section 18.01.  Confidentiality......................................... 88

SCHEDULE I             Certificate Information
SCHEDULE II            Definitions
SCHEDULE III           Permitted Country List
SCHEDULE IV            Certain Amounts
SCHEDULE V             Mandatory Document Terms
SCHEDULE VI            Mandatory Economic Terms
EXHIBIT A(1)(a)(i)     Opinion of Lessee's Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)    Opinion of Lessee's Counsel
                       (Delivery Date)
EXHIBIT A(1)(b)(i)     Opinion of Lessee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)    Opinion of Lessee's Special Counsel
                       (Delivery Date)
EXHIBIT A(2)           Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)        Opinion of Owner Trustee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(3)(ii)       Opinion of Owner Trustee's Special Counsel
                       (Delivery Date)
EXHIBIT A(4)           Opinion of Pass Through Trustee's and Subordination
                       Agent's Special Counsel
EXHIBIT A(5)(a)        Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)        Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)        Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)        Opinion of LC Bank's Special Counsel
EXHIBIT A(6)           Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)           Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)           Opinion of Special Aviation Counsel
EXHIBIT B              Form of Lease Agreement
EXHIBIT C              Form of Indenture
EXHIBIT D              Form of Trust Agreement
EXHIBIT E              Form of Purchase Agreement Assignment, Consent and
                       Agreement, AVSA Consent and Agreement
EXHIBIT F              Form of Engine Warranty Assignment and Engine Consent


                            PARTICIPATION AGREEMENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE)

         PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").


                             W I T N E S S E T H :

         WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

         WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

         WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

         WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

         WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

         WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

         WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

         WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

         (a)   on the Delivery Date, to purchase the Aircraft from AVSA;

         (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

         (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

         (d) on the Delivery Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

         (e) on the Delivery Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

         WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.

                                   ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

         Section 2.01.  Transfer of Funds.

         (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

         (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

         (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

         (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

         (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

         (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

         Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

         (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

         Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

         The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

         (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic
Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner
Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

         The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

            The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

         Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.


                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

         Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

         Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed, (2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and (4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

         (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

         (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

         If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business
Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

         The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

         Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of
Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

         (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the Cut-Off Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

         (c)  Optional Postponement.   Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off
Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

         Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                   ARTICLE 4

                             CONDITIONS PRECEDENT

         Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

         (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
   (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

         (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

         (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

         (i)   the Lease;

         (ii)  the Indenture;

         (iii) the Purchase Agreement and the Consent and Guaranty;

         (iv)  the GTA;

         (v)   the Trust Agreement;

         (vi)  the Intercreditor Agreement;

         (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

         (viii) the Collateral Agreement; and

         (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

         (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

         (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

         (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

            (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

            (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

            (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

            (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

            (v) a copy of the articles of association and by-laws and other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

            (vi) such other documents, evidences, materials, and information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

         (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens.

         (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Ray, Quinney & Nebeker, special counsel for the Indenture Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) Ray, Quinney & Nebeker, special counsel for the Pass Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (vi) Ruediger Sass, General Counsel to the Liquidity Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

         (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

         (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

         (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

         Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

         (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

         (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

          (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

         (i)   this Agreement, as amended and restated as of the Delivery Date;

         (ii)  the Lease, as amended and restated as of the Delivery Date;

         (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

         (iv)  the Indenture, as amended and restated as of the Delivery Date;

         (v)   the Lease Supplement covering the Aircraft, dated the Delivery
               Date;

         (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

         (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer Date);

         (viii) the Ancillary Agreement I;

         (ix)  the Invoice;

         (x)   the Engine Warranty Assignment;

         (xi)  the Engine Consent;

         (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

         (xiii) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

         (xiv) the Consent and Agreement and the AVSA Consent and Agreement;

   unless, in the case of each of the documents listed in clauses (i) through
   (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

         (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) counsel for the Engine Manufacturer, in the form of Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vi) Clifford Chance, special counsel for AVSA and the Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

         (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

            (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

            (ii) the Aircraft has been duly certificated by the Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

            (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

            (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

         (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

         (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
   Section 3.02 hereof shall have been made.

         (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

         (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

         (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

         (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

            (i) a copy of the articles of incorporation and bylaws of the Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

         (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

            (i) the representations and warranties of the Owner Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) no Lessor's Liens attributable to the Owner Participant exist; and

            (iii) no event has occurred and is continuing which constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

         (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

         (q)  Release of Debt Portion.  Except as set forth in the proviso to
   Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

         (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

         (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
   Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
   (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

         Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.


                                   ARTICLE 5

                 CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

         Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i),
(j)(ii)-(vii) of Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and (d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.


                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

         (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

         (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

         (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

         (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

         (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in
   Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

         (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

         (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

         (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
   Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

         (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

         (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

         (m)  with respect to ERISA:

            (i) none of the Pension Plans (as defined at the end of this Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

            (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

            (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

            (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;

              (v) all Pension Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code;

            (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under
         Section 515 of ERISA;

            (vii) to the best of the Lessee's knowledge, neither the Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

            (viii) assuming the truth of the representations contained in
         Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.
         No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

   as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

         (n)  the Lessee is a Citizen of the United States;

         (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

         (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

         (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

         (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

         (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

         (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

         (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

         (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

         (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

         (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

         Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

         Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

         (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

         (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

         As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

         (i) assurances satisfactory to them:

            (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

            (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

            (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

            (D) that such new country of registry (x) would provide substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and
         (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under
         Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

            (E) that import and export certificates and any exchange permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

            (F) that the Lessee shall have effected or caused to be effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

            (G) to the effect that the original indemnities (and any additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

            (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

            (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

            (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

            (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

         (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

            (A) that the terms (including, without limitation, the governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

            (B) that it is not necessary for the Owner Participant, the Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

            (C) that the courts of such jurisdiction would provide substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

            (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

            (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

            (F) that the Owner Trustee's title to the Aircraft is recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

            (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

         If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

         (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

         (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

         (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
   (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

         (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

         (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

         Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

         (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

         (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

            (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

            (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

            (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

            (D) promptly after filing with the SEC, copies of the Lessee's Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

            (E) promptly upon (and in any event within five (5) Business Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

            (F) from time to time, such other financial information as the Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

         Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

         Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.


                                   ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

         (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

         (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in
Section 8.02(a) of the Indenture, shall own Certificates.

         Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

         (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

         (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

         Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

         (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

         (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
   Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights
   (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

         (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

         (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

         (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

         (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

         (x) it has a consolidated tangible net worth of not less than $75,000,000.

       Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

       (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

         (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

         (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

         (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

         (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

         (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

         (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

         (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

         (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

         (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

         (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

         (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

         (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

         (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

         (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

         (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

         (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

         (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

         (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

         Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

         Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

         Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

         Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

         (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

         (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

         Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to
Section 4.02(a)(A), (D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

         (b)  In connection with such assumption:

         (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

         (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

         (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

         (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

         (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

         (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture
   Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause
   (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

         (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

         Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

         Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

         Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

         (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

         (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

         (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

         (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

         (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

         (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.

         (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

         (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.


                                   ARTICLE 8

                                     TAXES

         Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

         (i)   the Aircraft, the Airframe, any Engine or any Part;

         (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

         (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

         (iv)  any or all of the Operative Agreements;

         (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

         (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

         (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

         (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

         (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

         (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

         (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05, 9.02 or 9.05 of this Agreement;

         (ii)  [Reserved];

         (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in Section 4.02(a) of the Lease, except that, notwithstanding anything in this Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in
   Section 8.01(a) hereof;

         (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

         (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

         (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

         (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

         (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

         (ix)  [Reserved];

         (x)   any Taxes which have been included in the Purchase Price;

         (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

         (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

         (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

         (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

         Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section 8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and
(y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this
Section 8.02 and Section 8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

         Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

         Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this
Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

         (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

         (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder,
(iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

         The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

         Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

         Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

         Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

         Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

         Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

         Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

         Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.


                                   ARTICLE 9

                               GENERAL INDEMNITY

         Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

         (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

         (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

         (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

         (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

         (v)   the Collateral Account and the Liquid Collateral;

         (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

         (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

         (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

         (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

         (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article 17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under
   Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

         (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

         (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

         (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

         (vi)  [reserved];

         (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

         (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing, (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

         (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
   (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

         Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause
(x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

         Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

         Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

         Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

         Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this
Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

         Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.

         Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

         Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.


                                   ARTICLE 10

                               TRANSACTION COSTS

         Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement;
(vi) the fees, if any, incurred in printing the Pass Through Certificates;
(vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates; (viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and (2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

         The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.4100000000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

         (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

         (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

         (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

         (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under
   Section 4.03 of the Lease.


                                   ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

         Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

         (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

         (i) Such successor Owner Trustee shall be a Citizen of the United
   States;

         (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

         (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

         (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

         (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

         (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

         (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.


                                   ARTICLE 12

         LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

         Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

         Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.


                                   ARTICLE 13

                                OTHER DOCUMENTS

         Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

         Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

         Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.


                                   ARTICLE 14

                                    NOTICES

         Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

         (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
   (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

         (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
   Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

         (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

         (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Germany, Attention: Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431-2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.


                                   ARTICLE 15

                                  REFINANCING

         Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

         (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

         Prior to the consummation of any Refinancing pursuant to this Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

         (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

         (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

         (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

         (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

         (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

         (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

         (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

         (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

         (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

         (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.


                                   ARTICLE 16

                                   [RESERVED]


                                   ARTICLE 17

                                 MISCELLANEOUS

         Section 17.01.  [Reserved].

         Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date.
In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

         (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing
Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to
Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

         (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

         (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

         (e) All amounts payable by the Lessee pursuant to this Section 17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

         (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

         (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii)
(x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under
Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection
(g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this
Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than July 15, 1998 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

         Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

         The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

         Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

         Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

         Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity), (b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

         Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

         Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

         Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

         Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

         Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.


                                   ARTICLE 18

                                CONFIDENTIALITY

         Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities, (iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto,
(vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this
Section 18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

         IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.


                                 LESSEE:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 INITIAL OWNER PARTICIPANT:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 OWNER TRUSTEE:

                                 STATE STREET BANK AND TRUST COMPANY OF
                                 CONNECTICUT, NATIONAL ASSOCIATION,
                                 not in its individual capacity,
                                 except as otherwise expressly provided herein, but solely as Owner Trustee


                                 By:__________________________________________
                                      Name: Paul D. Allen
                                      Title: Vice President



                                 INDENTURE TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 PASS THROUGH TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 SUBORDINATION AGENT:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                   SCHEDULE I

                            CERTIFICATE INFORMATION



1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N676FE
      --------------------------------------------

      Interest Rate:       6.720%
      Maturity:            January 15, 2021
      Principal Amount:    $32,271,000



2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N676FE
      --------------------------------------------

      Interest Rate:       6.845%
      Maturity:            January 15, 2019
      Principal Amount:    $13,080,000



3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N676FE
      --------------------------------------------

      Interest Rate:       7.020%
      Maturity:            January 15, 2016
      Principal Amount:    $14,573,000





                                  SCHEDULE II

                                  DEFINITIONS
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE)


GENERAL PROVISIONS

         The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

         Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

         Additional Insured.  As defined in Section 13.01(c)(i) of the Lease.

         Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

         Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

         Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

         Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

         After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

         Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

         Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

         Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N676FE and Manufacturer's serial number 790, together with two General Electric CF6-80C2-A5F engines.

         Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

         Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

         Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N676FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

         Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

         Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

         Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

         AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

         AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

         AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050-2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

         AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

         Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

         Bankruptcy Default.  An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

         Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

         Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on July 15, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

         Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

         Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

         Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

         Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N676FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

         Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

         Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

         Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

         Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

         Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

         Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in
Section 3.02 of the Participation Agreement.

         Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

         Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

         Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

         Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

         CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

         Cut-Off Date.  October 13, 1998.

         Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

         Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

         Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

         Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

         Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

         EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

         Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

         Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's, (b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A-1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

         Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of
the Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

         Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

         Engine Manufacturer. General Electric Company, a New York corporation.

         Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, between the Lessor and the Lessee.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.

         ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

         Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

         Event of Default. Each of the events specified in Article 16 of the Lease.

         Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use
(A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii) (1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

         Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under
Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

         Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

         FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of
Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         FedEx.  Federal Express Corporation.

         Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

         Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

         FSB. First Security Bank, National Association, a national banking association.

         Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

         GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

         Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

         Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

         Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

         Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N676FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

         Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

         Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

         Indenture Event of Default.  Each of the events specified in Section
7.01 of the Indenture.

         Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

         Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

         Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

         Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

         Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

         Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Invoice.  The invoice for the Aircraft given by AVSA to the Lessor.

         LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

         Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Lease. The Lease Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

         Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N676FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

         Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

         Lessee.  Federal Express Corporation, a Delaware corporation.

         Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

         Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

         Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

         Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

         Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or (iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

         Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

         Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

         Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

         Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

         Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

         Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

         Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

         Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

         Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

         Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

         Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

         Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

         Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

         Moody's.  Moody's Investors Service, Inc.

         Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

         Non-U.S. Person.  Any Person other than a U.S. Person.

         Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

         Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

         Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative
Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

         Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or (iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

         Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N677FE, N678FE, N679FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

         (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
         Section 2.08 of the Indenture or otherwise;

         (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section 14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

         (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

         Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

         Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

         Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

         Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

         Owner Trust.  Federal Express Corporation Trust No. N676FE.

         Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

         Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

         Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

         Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

         Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

         Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

         Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

         Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

         Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

         Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

         Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

         Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

         Payment Date.  Each January 15 and July 15 commencing on January 15,
1999.

         Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

         Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

         Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

         Pre-Delivery Replacement Airframe.  Has the meaning set forth in
Section 2.04 of the Participation Agreement.

         Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

         Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

         Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

         Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

         Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

         Property.   Any right or interest in or to property of any kind
whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

         Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

         Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 between the Lessor and the Lessee.

         Purchase Price.  Has the meaning specified in Ancillary Agreement I.

         Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

         Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

         Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

         Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

         Refinancing.  A non-recourse loan to the Lessor arranged pursuant to
Section 15.01 of the Participation Agreement.

         Register.  Has the meaning set forth in Section 3.02 of the Indenture.

         Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

         Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

         Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

         Related Aircraft.  Each of the aircraft relating to a Related
Indenture.

         Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N677FE, N678FE, N679FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

         Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing (i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

         Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

         Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

         Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

         Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

         Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

         Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

         Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

         Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

         Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

         S&P.  Standard & Poor's Ratings Group.

         Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

         SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

         Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

         Securities Act.  The Securities Act of 1933, as amended.

         Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

         Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

         Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

         Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

         Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

         Sinking Fund Redemption Date.  Has the meaning specified in Section
6.06 of the Indenture.

         Sinking Fund Redemption Price.  Has the meaning specified in Section
6.06 of the Indenture.

         Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

         Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or
(e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

         SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

         Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

         Stipulated Loss Value Determination Date.  Each date set forth on
Schedule III of the Lease.

         Subordination Agent.   First Security Bank, National Association, a
national banking association, not in its individual capacity but solely as Subordination Agent.

         Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

         Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

          Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

         Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

         Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on July 15, 2016 or January 15, 2020, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2018.

         Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

         Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

         Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

         Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

         Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15 (519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

         Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

         Trust Estate.  The Lessor's Estate.

         Trust Indenture Act.  The Trust Indenture Act of 1939, as amended.

         Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

         UCC.  Uniform Commercial Code.

         Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

         Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

         United States, U.S. or US.  The United States of America.

         U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

         U.S. Person.  A Person described in Section 7701(a)(30) of the Code.


                                  SCHEDULE III

                             PERMITTED COUNTRY LIST


            Australia                      Malaysia

            Austria                        Mexico

            Belgium                        Netherlands

            Canada                         New Zealand

            Denmark                        Norway

            Finland                        Philippines

            France                         Singapore

            Germany                        Spain

            Iceland                        Sweden

            Ireland                        Switzerland

            Japan                          United Kingdom

            Luxembourg




                                  SCHEDULE IV

                                CERTAIN AMOUNTS

Debt Portion                                                       $59,924,000
------------

Letter of Credit Maximum Stated Amount                              $5,500,000
--------------------------------------


                                   SCHEDULE V

                            MANDATORY DOCUMENT TERMS


   Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

         1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04 of the Indenture;

         2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of
               19.01, 20.01, 22.01, 22.03, 26.03, 27.01 or 27.02 of the Lease
               or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

         3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11, 17.12 or 17.13 of the
               Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation
               Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

         4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

               Notwithstanding the foregoing, any such Mandatory Document Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.

                                  SCHEDULE VI

                            MANDATORY ECONOMIC TERMS

 Certificates:


Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

               Series A:   not in excess of 40%
               Series B:   not in excess of 55%
               Series C:   not in excess of 75%

Average Life:

   The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and 12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

   As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1-A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

               Series A:   may not be extended beyond January 15, 2022
               Series B:   may not be extended beyond January 15, 2019
               Series C:   may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

               Series A:   6.720%
               Series B:   6.845%
               Series C:   7.020%

Past Due Rate:             Debt Rate plus 2% per annum.

Payment Dates:             January 15 and July 15.

Make-Whole Premium:        As provided in Article V of the Indenture.

Redemption and Purchase:   As provided in the Indenture.

Lease

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:        January 15 and July 15.

Minimum Rent:              Basic Rent due and payable on each Payment Date
                           shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:         Shall be sufficient to cover the sums described in
                           the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:     At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated
                           Loss Value may not be modified.

Termination Value:         At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Termination
                           Value Date may not be modified.

All-risk hull insurance:   Shall not be less than Stipulated Loss Value,
                           subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:          $300,000,000.

Past Due Rate:             As set forth in the definition thereof in Schedule
                           II to the Participation Agreement.

Participation Agreement

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.

                                                            EXHIBIT A(1)(a)(i)


                        [Letterhead of Federal Express]

                                                    [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

         4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing
Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

         7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,

                                  SCHEDULE A
                                  ----------

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(a)(ii)


                        [Letterhead of Federal Express]

                                                               [Delivery Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

         4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

         7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and
(D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

         8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

         10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,


                                  SCHEDULE A
                                  ----------

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                            EXHIBIT A(1)(b)(i)


                     [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture
Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof;
(D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

         2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

         3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

         4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

         (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.

                                             Very truly yours,


                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                                                           EXHIBIT A(1)(b)(ii)


                     [Letterhead of Davis Polk & Wardwell]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

         2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

         3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

         4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

         5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

         6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

         7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of
Section 40102(a) of the Transportation Code.

         8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

         9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

         (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,




                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(2)


                    [Letterhead of Ray, Quinney & Nebeker]

                                                    [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N676FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Participation Agreement;

         (b)   The Indenture;

         (c)   The Collateral Account Control Agreement; and

         (d)   The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

         2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

         3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

         4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

         5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First
   Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First
   Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                             Very truly yours,



                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(3)(a)(i)


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

         5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.

                                       Very truly yours,





                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                        [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

         We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9-106 of the Connecticut
UCC).

         For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

         As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

         We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document
(other than on behalf of the Owner Trustee and the Custodian).

         For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

         Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

         (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

         (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
   (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

         (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

         (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

         (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

         (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

         (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

         (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
   (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

         (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

         (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

         Based upon and subject to the foregoing, we are of the opinion that:

         1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

         2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

   We point out that:

       (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
   (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

         (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

         We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

         This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.


                                 Very truly yours,





                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(3)(a)(ii)


                       [Letterhead of Bingham Dana LLP]

                                                               [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security
Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent.
Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

         3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

         6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                 Very truly yours,





                                  SCHEDULE A
                                  ----------


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(4)


                    [Letterhead of Ray, Quinney & Nebeker]


                                             [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N676FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Pass Through Trust Agreement;

         (b)   The Series Supplements;

         (c)   The Pass Through Certificates;

         (d)   The Participation Agreement;

         (e)   The Intercreditor Agreement; and

         (f)   Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number
No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

         2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

         3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

         4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

         5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the
   Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination
   Agent, as the case may be.

         6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
   (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

         9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.


         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                       Very truly yours,



                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(a)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and
(iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
-----------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(b)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(c)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

         In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

         In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

         In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

      (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

     (ii)   all signatories thereto have been duly authorized; and

    (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.

              Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

            (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and
      Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

            The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,






                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(d)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation 1998-1 Pass Through Trusts
            ------------------------------------------------------

Ladies and Gentlemen:

            We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

            In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

            In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

      (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

     (ii)   all signatories to such documents have been duly authorized; and

    (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.

             Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to, KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

            (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to
      Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
      Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
      1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

            (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

            The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,






                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                                  EXHIBIT A(6)


                   [Letterhead of General Electric Company]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation Trust No. N676FE
            --------------------------------------------

      Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

      I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N676FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

            (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

            (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

      Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

            (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

            (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

            This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.


                                                Very truly yours,

                                  SCHEDULE A
                                  ----------

Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(7)


                       [Letterhead of Clifford Chance]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

      Re:   Federal Express Corporation Trust No. N676FE
            --------------------------------------------

Ladies and Gentlemen:

            We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

            This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

            Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

       (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

      (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

      (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

      (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

       (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

      (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

      (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

      (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

(ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

      (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

         Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

   1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

   2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

   3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

   4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

   5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

   6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

   7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

         (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

         (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

   8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

   9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

         (a) the remedy of specific performance may not be available in a French court;

         (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

         (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

         (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

         (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

         (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

         (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

         (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

         (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

         (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

         (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

         In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

         We are qualified as French Avocats.

         No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.


                                       Very truly yours,



                                  SCHEDULE A
                                  ----------

Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(8)


                 [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

   Re:   Federal Express Corporation Trust No. N676FE
         --------------------------------------------

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

         The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

         We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:

         (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

         (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

         (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

         (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

         (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N676FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

         (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N676FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto: (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N676FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

         The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

         Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

         1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

         2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

         3.    the Airframe is eligible for registration under 49 U.S.C.
               Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);


         4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

         5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

         6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

         7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

         8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

         No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

         No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

         In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.


                                             Very truly yours,




                                                         Annex I

                              Certain Definitions
                              -------------------

                         Airframe, Engines and Aircraft
                         ------------------------------

         One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 790 and U.S. Registration No. N676FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___-___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").


                            Confidential Omissions
                            ----------------------

         The Lease was filed with the FAA, with (i) the Basic Rent (Schedule
II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.




                                  SCHEDULE A
                                  ----------

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]




                                   EXHIBIT B

          [Form of Lease Agreement - See Exhibit 4.e of this Form 8K]

                                   EXHIBIT C

            [Form of Indenture - See Exhibit 4.b.1 of this Form 8K]

                                   EXHIBIT D

          [Form of Trust Agreement - See Exhibit 4.d of this Form 8K]



                                   EXHIBIT E

                         PURCHASE AGREEMENT ASSIGNMENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE)

         PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                             W I T N E S S E T H :

         WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

         WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

         WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

         WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and

         WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

         WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

         WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

         "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 790, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

         "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

         "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

         "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

         "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

         "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

         "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

         "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

         "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

         "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

         "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

         "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

         "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

         "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

         "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

         All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

         2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

   (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

   (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

   (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

   (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

   (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

   (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

   (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

         (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

         (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

         (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

         3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and
(c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

         (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

         (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

         (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

         4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

         5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

         6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

         7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

         8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except (a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

         9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

         10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

         12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in
Article 14 of the Participation Agreement.

         14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.


                           FEDERAL EXPRESS CORPORATION


                           By ________________________________________
                                Name:  Robert D. Henning
                                Title: Vice President and Treasurer



                           STATE STREET BANK AND TRUST COMPANY
                           OF CONNECTICUT, NATIONAL ASSOCIATION,
                           not in its individual capacity,
                           but solely as Lessor


                           By ________________________________________
                                Name:  Donald E. Smith
                                Title: Vice President


                    AIRBUS INDUSTRIE CONSENT AND AGREEMENT

         The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N676FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

        (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

         (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         The Guarantor hereby represents and warrants that:

         (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

         (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

         (D)  the Consent and Guaranty is in full force and effect.


         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.


Dated as of June 15, 1998


                                            AIRBUS INDUSTRIE G.I.E.


                                            By _____________________
                                               Name:
                                               Title:



                           AVSA CONSENT AND AGREEMENT

         The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N676FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

        (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

         (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

          (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         AVSA hereby represents and warrants that:

         (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

         (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

         (D)  the Purchase Agreement is in full force and effect as to AVSA.

          THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998


                                            AVSA, S.A.R.L.


                                            By:_______________________
                                               Name:
                                               Title:



                                   EXHIBIT F

                          ENGINE WARRANTY ASSIGNMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE)

   Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

   A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

   B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

   C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

   D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

   E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

   All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.

                                       1

   Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.

                                       2

   Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

   A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants,
         (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

   B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

   C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

   D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

   E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to: Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

   F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

         In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

   G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

         Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.

                                       3

   The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.

                                       4

   The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.

                                       5

   If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

   This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

   In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.


General Electric Company


_____________________________
Name:
Title:



Federal Express Corporation


_____________________________
Name:    Robert D. Henning
Title:    Vice President and Treasurer



State Street Bank and Trust Company
of Connecticut, National Association
not in its individual capacity,
but solely as Owner Trustee


_____________________________
Name:    Donald E. Smith
Title:    Vice President




                                    CONSENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N676FE)


         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and
(ii) the Lease Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N676FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 790 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

          (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

          (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.


General Electric Company



______________________________
Name:
Title:



-------------------------------------------------------------------------------
                            PARTICIPATION AGREEMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE)

                           Dated as of June 15, 1998

                                     among

                          FEDERAL EXPRESS CORPORATION,
                      Lessee and Initial Owner Participant

              STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                             NATIONAL ASSOCIATION,
                         Not in Its Individual Capacity
                         Except as Otherwise Expressly
                 Set Forth Herein, but Solely as Owner Trustee,
                                 Owner Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Indenture Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Pass Through Trustee

                                      and

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Subordination Agent

                         ______________________________

               LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                    SERIAL NO. 791, REGISTRATION NO. N677FE

-------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                          Page

Initial Recitals...........................................................  1

                                   ARTICLE 1

   DEFINITIONS.............................................................  3

                                   ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

   Section 2.01.  Transfer of Funds........................................  4
   Section 2.02. (a) Certificates..........................................  5
   (b) Transfer of Beneficial Interest.....................................  5
   Section 2.03.  Amendments on Delivery Date or Transfer Date.............  5
   Section 2.04.  Event of Loss Prior to Delivery Date.....................  7

                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

   Section 3.01.  Lessee's Notice of Delivery Date.........................  7
   Section 3.02.  Commitments to Participate in Purchase Price.............  7
   Section 3.03.  Postponement of Delivery Date............................ 10
   Section 3.04.  Closing.................................................. 11

                                   ARTICLE 4

                             CONDITIONS PRECEDENT

   Section 4.01.  Conditions Precedent (Certificate Closing Date).......... 11
   Section 4.02.  Conditions Precedent (Delivery Date)..................... 19
   Section 4.03.  Opinion of Special Aviation Counsel Upon Registration.... 28



                                   ARTICLE 5

                 CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

   Section 5.01.  Conditions Precedent to Lessee's Obligations............. 28

                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 6.01.  Lessee's Representations and Warranties.................. 29
   Section 6.02.  Offering by Lessee....................................... 35
   Section 6.03.  Certain Covenants of Lessee.............................. 35
   Section 6.04.  Survival of Representations and Warranties............... 43

                                   ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 7.01.  Acquisitions and Offerings of Interests in
                  Lessor's Estate.......................................... 43
   Section 7.02.  Citizenship.............................................. 44
   Section 7.03.  Representations, Warranties and Covenants of Owner
                  Participant.............................................. 45
   Section 7.04.  Representations, Covenants and Warranties of SSB and the
                  Owner Trustee............................................ 48
   Section 7.05.  Representations, Warranties and Covenants of the
                  Indenture Trustee........................................ 50
   Section 7.06.  Indenture Trustee's Notice of Default.................... 52
   Section 7.07.  Releases from Indenture.................................. 52
   Section 7.08.  Covenant of Quiet Enjoyment.............................. 52
   Section 7.09.  Pass Through Trustee's Representations and Warranties.... 52
   Section 7.10.  Survival of Representations, Warranties and Covenants.... 53
   Section 7.11.  Lessee's Assumption of the Certificates.................. 53
   Section 7.12.  Indebtedness of Owner Trustee............................ 56
   Section 7.13.  Compliance with Trust Agreement, Etc..................... 56
   Section 7.14.  Subordination Agent's Representations, Warranties and
                  Covenants................................................ 56

                                   ARTICLE 8

                                     TAXES

   Section 8.01.  Lessee's Obligation to Pay Taxes......................... 58
   Section 8.02.  After-Tax Basis.......................................... 63
   Section 8.03.  Time of Payment.......................................... 63
   Section 8.04.  Contests................................................. 64
   Section 8.05.  Refunds.................................................. 66
   Section 8.06.  Lessee's Reports......................................... 66
   Section 8.07.  Survival of Obligations.................................. 67
   Section 8.08.  Payment of Taxes......................................... 67
   Section 8.09.  Reimbursements by Indemnitees Generally.................. 67

                                   ARTICLE 9

                               GENERAL INDEMNITY

   Section 9.01.  Generally................................................ 67
   Section 9.02.  After-Tax Basis.......................................... 71
   Section 9.03.  Subrogation.............................................. 72
   Section 9.04.  Notice and Payment....................................... 72
   Section 9.05.  Refunds.................................................. 72
   Section 9.06.  Defense of Claims........................................ 73
   Section 9.07.  Survival of Obligations.................................. 73
   Section 9.08.  Effect of Other Indemnities.............................. 74
   Section 9.09.  Interest................................................. 74

                                  ARTICLE 10

                               TRANSACTION COSTS

   Section 10.01.  Transaction Costs and Other Costs....................... 74

                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

   Section 11.01.  Appointment of Successor Owner Trustee.................. 77



                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

   Section 12.01.  Liabilities of the Owner Participant.................... 78
   Section 12.02.  Interest of Holders of Certificates..................... 79

                                  ARTICLE 13

                                OTHER DOCUMENTS

   Section 13.01.  Consent of Lessee to Other Documents.................... 79
   Section 13.02.  Further Assurances...................................... 79
   Section 13.03.  Pass Through Trustee's and Subordination Agent's
                   Acknowledgment.......................................... 79

                                  ARTICLE 14

                                    NOTICES

   Section 14.01.  Notices................................................. 80

                                  ARTICLE 15

                                  REFINANCING

   Section 15.01.  Refinancing............................................. 81

                                  ARTICLE 16

                                  [RESERVED]


                                  ARTICLE 17

                                 MISCELLANEOUS

   Section 17.01.  [Reserved].............................................. 83
   Section 17.02.  Collateral Account...................................... 84
   Section 17.03.  Counterparts............................................ 86
   Section 17.04.  No Oral Modifications................................... 86
   Section 17.05.  Captions................................................ 86
   Section 17.06.  Successors and Assigns.................................. 86
   Section 17.07.  Concerning the Owner Trustee, Indenture Trustee
                   and the Pass Through Trustee............................ 86
   Section 17.08.  Severability............................................ 87
   Section 17.09.  Public Release of Information........................... 87
   Section 17.10.  Certain Limitations on Reorganization................... 87
   Section 17.11.  GOVERNING LAW........................................... 88
   Section 17.12.  Section 1110 Compliance................................. 88
   Section 17.13.  Reliance of Liquidity Providers......................... 88

                                  ARTICLE 18

                                CONFIDENTIALITY

   Section 18.01.  Confidentiality......................................... 88

SCHEDULE I             Certificate Information
SCHEDULE II            Definitions
SCHEDULE III           Permitted Country List
SCHEDULE IV            Certain Amounts
SCHEDULE V             Mandatory Document Terms
SCHEDULE VI            Mandatory Economic Terms
EXHIBIT A(1)(a)(i)     Opinion of Lessee's Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)    Opinion of Lessee's Counsel
                       (Delivery Date)
EXHIBIT A(1)(b)(i)     Opinion of Lessee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)    Opinion of Lessee's Special Counsel
                       (Delivery Date)
EXHIBIT A(2)           Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)        Opinion of Owner Trustee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(3)(ii)       Opinion of Owner Trustee's Special Counsel
                       (Delivery Date)
EXHIBIT A(4)           Opinion of Pass Through Trustee's and Subordination
                       Agent's Special Counsel
EXHIBIT A(5)(a)        Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)        Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)        Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)        Opinion of LC Bank's Special Counsel
EXHIBIT A(6)           Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)           Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)           Opinion of Special Aviation Counsel
EXHIBIT B              Form of Lease Agreement
EXHIBIT C              Form of Indenture
EXHIBIT D              Form of Trust Agreement
EXHIBIT E              Form of Purchase Agreement Assignment, Consent and
                       Agreement, AVSA Consent and Agreement
EXHIBIT F              Form of Engine Warranty Assignment and Engine Consent


                            PARTICIPATION AGREEMENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE)

         PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").


                             W I T N E S S E T H :

         WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

         WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

         WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

         WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

         WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

         WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

         WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

         WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

         (a)   on the Delivery Date, to purchase the Aircraft from AVSA;

         (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

         (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

         (d) on the Delivery Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

         (e) on the Delivery Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

         WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.

                                   ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

         Section 2.01.  Transfer of Funds.

         (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

         (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

         (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

         (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

         (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

         (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

         Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

         (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

         Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

         The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

         (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic
Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner
Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

         The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

            The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

         Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.


                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

         Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

         Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed, (2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and (4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

         (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

         (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

         If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business
Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

         The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

         Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of
Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA (A300s only) to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

         (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the Cut-Off Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

         (c)  Optional Postponement.   Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off
Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

         Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                   ARTICLE 4

                              CONDITIONS PRECEDENT

         Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

         (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
   (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

         (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

         (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

         (i)    the Lease;

         (ii)   the Indenture;

         (iii)  the Purchase Agreement and the Consent and Guaranty;

         (iv)   the GTA;

         (v)    the Trust Agreement;

         (vi)   the Intercreditor Agreement;

         (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

         (viii) the Collateral Agreement; and

         (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

         (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

         (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

         (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

            (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

            (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

            (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

            (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

            (v) a copy of the articles of association and by-laws and other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

            (vi) such other documents, evidences, materials, and information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

         (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens.

         (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Ray, Quinney & Nebeker, special counsel for the Indenture Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) Ray, Quinney & Nebeker, special counsel for the Pass Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (vi) Ruediger Sass, General Counsel to the Liquidity Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

         (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

         (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

         (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

         Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

         (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

         (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

         (i)    this Agreement, as amended and restated as of the Delivery Date;

         (ii)   the Lease, as amended and restated as of the Delivery Date;

         (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

         (iv)   the Indenture, as amended and restated as of the Delivery Date;

         (v)    the Lease Supplement covering the Aircraft, dated the Delivery
                Date;

         (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

         (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer Date);

         (viii) the Ancillary Agreement I;

         (ix)   the Invoice;

         (x)    the Engine Warranty Assignment;

         (xi)   the Engine Consent;

         (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

         (xiii) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

         (xiv)  the Consent and Agreement and the AVSA Consent and Agreement;

   unless, in the case of each of the documents listed in clauses (i) through
   (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

         (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) counsel for the Engine Manufacturer, in the form of Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vi) Clifford Chance, special counsel for AVSA and the Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

         (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

            (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

            (ii) the Aircraft has been duly certificated by the Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

            (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

            (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

         (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

         (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
   Section 3.02 hereof shall have been made.

         (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

         (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

         (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

         (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

            (i) a copy of the articles of incorporation and bylaws of the Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

         (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

            (i) the representations and warranties of the Owner Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) no Lessor's Liens attributable to the Owner Participant exist; and

            (iii) no event has occurred and is continuing which constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

         (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

         (q)  Release of Debt Portion.  Except as set forth in the proviso to
   Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

         (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

         (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
   Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
   (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

         Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.


                                   ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

         Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i),
(j)(ii)-(vii) of Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and (d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.


                                   ARTICLE 6

               LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

         (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

         (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

         (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

         (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

         (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in
   Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

         (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

         (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

         (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
   Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

         (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

         (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

         (m)  with respect to ERISA:

            (i) none of the Pension Plans (as defined at the end of this Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

            (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

            (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

            (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;

            (v) all Pension Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code;

            (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under
         Section 515 of ERISA;

            (vii) to the best of the Lessee's knowledge, neither the Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

            (viii) assuming the truth of the representations contained in
         Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.
         No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

   as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

         (n)  the Lessee is a Citizen of the United States;

         (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

         (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

         (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

         (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

         (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

         (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

         (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

         (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

         (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

         (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

         Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

         Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

         (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

         (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

         As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

         (i) assurances satisfactory to them:

            (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

            (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

            (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

            (D) that such new country of registry (x) would provide substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and
         (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under
         Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

            (E) that import and export certificates and any exchange permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

            (F) that the Lessee shall have effected or caused to be effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

            (G) to the effect that the original indemnities (and any additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

            (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

            (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

            (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

            (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

         (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

            (A) that the terms (including, without limitation, the governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

            (B) that it is not necessary for the Owner Participant, the Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

            (C) that the courts of such jurisdiction would provide substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

            (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

            (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

            (F) that the Owner Trustee's title to the Aircraft is recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

            (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

         If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

         (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

         (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

         (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
   (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

         (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

         (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

         Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

         (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

         (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

            (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

            (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

            (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

            (D) promptly after filing with the SEC, copies of the Lessee's Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

            (E) promptly upon (and in any event within five (5) Business Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

            (F) from time to time, such other financial information as the Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

         Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

         Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.


                                   ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

         (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

         (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in
Section 8.02(a) of the Indenture, shall own Certificates.

         Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

         (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

         (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

         Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

         (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

         (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
   Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights
   (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

         (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

         (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

         (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

         (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

         (x) it has a consolidated tangible net worth of not less than $75,000,000.

       Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

       (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

         (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

         (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

         (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

         (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

         (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

         (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

         (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

         (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

         (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

         (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

         (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

         (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

         (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

         (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

         (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

         (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

         (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

         (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

         Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

         Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

         Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

         Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

         (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

         (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

         Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to
Section 4.02(a)(A), (D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

         (b)  In connection with such assumption:

         (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

         (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

         (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

         (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

         (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

         (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture
   Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause
   (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

         (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

         Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

         Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

         Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

         (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

         (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

         (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

         (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

         (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

         (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.

         (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

         (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.


                                   ARTICLE 8

                                     TAXES

         Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

         (i)   the Aircraft, the Airframe, any Engine or any Part;

         (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

         (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

         (iv)  any or all of the Operative Agreements;

         (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

         (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

         (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

         (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

         (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

         (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

         (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05, 9.02 or 9.05 of this Agreement;

         (ii)  [Reserved];

         (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in Section 4.02(a) of the Lease, except that, notwithstanding anything in this Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in
   Section 8.01(a) hereof;

         (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

         (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

         (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

         (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

         (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

         (ix)  [Reserved];

         (x)   any Taxes which have been included in the Purchase Price;

         (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

         (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

         (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

         (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

         Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section 8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and
(y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this
Section 8.02 and Section 8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

         Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

         Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this
Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

         (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

         (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder,
(iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

         The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

         Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

         Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

         Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

         Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

         Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

         Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

         Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.


                                   ARTICLE 9

                               GENERAL INDEMNITY

         Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

         (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

         (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

         (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

         (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

         (v)   the Collateral Account and the Liquid Collateral;

         (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

         (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

         (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

         (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

         (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article 17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under
   Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

         (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

         (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

         (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

         (vi)  [reserved];

         (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

         (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing, (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

         (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
   (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

         Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause
(x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

         Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

         Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

         Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

         Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this
Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

         Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.

         Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

         Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.


                                   ARTICLE 10

                               TRANSACTION COSTS

         Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement;
(vi) the fees, if any, incurred in printing the Pass Through Certificates;
(vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates; (viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and (2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

         The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.4212500000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

         (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

         (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

         (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

         (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under
   Section 4.03 of the Lease.


                                   ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

         Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

         (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

         (i) Such successor Owner Trustee shall be a Citizen of the United
   States;

         (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

         (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

         (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

         (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

         (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

         (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.


                                   ARTICLE 12

         LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

         Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

         Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.


                                   ARTICLE 13

                                OTHER DOCUMENTS

         Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

         Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

         Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.


                                   ARTICLE 14

                                    NOTICES

         Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

         (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
   (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

         (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
   Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

         (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

         (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Germany, Attention: Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431-2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.


                                   ARTICLE 15

                                  REFINANCING

         Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

         (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

         Prior to the consummation of any Refinancing pursuant to this Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

         (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

         (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

         (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

         (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

         (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

         (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

         (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

         (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

         (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

         (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.


                                   ARTICLE 16

                                   [RESERVED]



                                   ARTICLE 17

                                 MISCELLANEOUS

         Section 17.01.  [Reserved].

         Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date.
In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

         (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing
Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to
Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

         (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

         (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

         (e) All amounts payable by the Lessee pursuant to this Section 17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

         (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

         (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii)
(x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under
Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection
(g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this
Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than August 26, 1998 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

         Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

         The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

         Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

         Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

         Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity), (b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

         Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

         Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

         Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

         Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

         Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.


                                   ARTICLE 18

                                CONFIDENTIALITY

         Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities, (iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto,
(vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this
Section 18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

         IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.


                                 LESSEE:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 INITIAL OWNER PARTICIPANT:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 OWNER TRUSTEE:

                                 STATE STREET BANK AND TRUST COMPANY OF
                                 CONNECTICUT, NATIONAL ASSOCIATION,
                                 not in its individual capacity,
                                 except as otherwise expressly provided herein, but solely as Owner Trustee


                                 By:__________________________________________
                                      Name: Paul D. Allen
                                      Title: Vice President



                                 INDENTURE TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 PASS THROUGH TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 SUBORDINATION AGENT:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                  SCHEDULE I

                            CERTIFICATE INFORMATION



1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N677FE
      --------------------------------------------

      Interest Rate:       6.720%
      Maturity:            January 15, 2021
      Principal Amount:    $32,879,000



2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N677FE
      --------------------------------------------

      Interest Rate:       6.845%
      Maturity:            January 15, 2019
      Principal Amount:    13,410,000



3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N677FE
      --------------------------------------------

      Interest Rate:       7.020%
      Maturity:            January 15, 2016
      Principal Amount:    $14,115,000




                                  SCHEDULE II

                                  DEFINITIONS
                (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE)


GENERAL PROVISIONS

         The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

         Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

         Additional Insured.  As defined in Section 13.01(c)(i) of the Lease.

         Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

         Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

         Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

         Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

         After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

         Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

         Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

         Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N677FE and Manufacturer's serial number 791, together with two General Electric CF6-80C2-A5F engines.

         Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

         Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

         Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N677FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

         Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

         Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

         Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

         AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

         AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

         AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050-2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

         AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

         Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

         Bankruptcy Default.  An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

         Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

         Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on August 26, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

         Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

         Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

         Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

         Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N677FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

         Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

         Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

         Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

         Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

         Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

         Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in
Section 3.02 of the Participation Agreement.

         Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

         Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

         Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

         Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

         CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

         Cut-Off Date.  November 24, 1998.

         Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

         Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

         Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

         Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

         Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

         EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

         Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

         Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's, (b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A-1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

         Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of
the Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

         Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

         Engine Manufacturer. General Electric Company, a New York corporation.

         Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, between the Lessor and the Lessee.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.

         ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

         Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

         Event of Default. Each of the events specified in Article 16 of the Lease.

         Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use
(A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii) (1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

         Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under
Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

         Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

         FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of
Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         FedEx.  Federal Express Corporation.

         Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

         Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

         FSB. First Security Bank, National Association, a national banking association.

         Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

         GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

         Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

         Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

         Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

         Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N677FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

         Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

         Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

         Indenture Event of Default.  Each of the events specified in Section
7.01 of the Indenture.

         Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

         Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

         Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

         Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

         Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

         Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Invoice.  The invoice for the Aircraft given by AVSA to the Lessor.

         LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

         Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Lease. The Lease Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

         Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N677FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

         Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

         Lessee.  Federal Express Corporation, a Delaware corporation.

         Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

         Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

         Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

         Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

         Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or (iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

         Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

         Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

         Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

         Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

         Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

         Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

         Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

         Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

         Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

         Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

         Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

         Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

         Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

         Moody's.  Moody's Investors Service, Inc.

         Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

         Non-U.S. Person.  Any Person other than a U.S. Person.

         Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

         Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

         Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative
Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

         Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or (iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

         Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N678FE, N679FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

         (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
         Section 2.08 of the Indenture or otherwise;

         (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section 14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

         (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

         Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

         Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

         Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

         Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

         Owner Trust.  Federal Express Corporation Trust No. N677FE.

         Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

         Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

         Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

         Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

         Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

         Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

         Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

         Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

         Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

         Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

         Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

         Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

         Payment Date.  Each January 15 and July 15 commencing on January 15,
1999.

         Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

         Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

         Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

         Pre-Delivery Replacement Airframe.  Has the meaning set forth in
Section 2.04 of the Participation Agreement.

         Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

         Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

         Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

         Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

         Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

         Property.   Any right or interest in or to property of any kind
whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

         Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

         Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 between the Lessor and the Lessee.

         Purchase Price.  Has the meaning specified in Ancillary Agreement I.

         Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

         Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

         Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

         Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

         Refinancing.  A non-recourse loan to the Lessor arranged pursuant to
Section 15.01 of the Participation Agreement.

         Register.  Has the meaning set forth in Section 3.02 of the Indenture.

         Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

         Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

         Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

         Related Aircraft.  Each of the aircraft relating to a Related
Indenture.

         Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N678FE, N679FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

         Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing (i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

         Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

         Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

         Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

         Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

         Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

         Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

         Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

         Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

         Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

         S&P.  Standard & Poor's Ratings Group.

         Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

         SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

         Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

         Securities Act.  The Securities Act of 1933, as amended.

         Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

         Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

         Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

         Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

         Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

         Sinking Fund Redemption Date.  Has the meaning specified in Section
6.06 of the Indenture.

         Sinking Fund Redemption Price.  Has the meaning specified in Section
6.06 of the Indenture.

         Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

         Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or
(e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

         SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

         Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

         Stipulated Loss Value Determination Date.  Each date set forth on
Schedule III of the Lease.

         Subordination Agent.   First Security Bank, National Association, a
national banking association, not in its individual capacity but solely as Subordination Agent.

         Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

         Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

          Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

         Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

         Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on January 15, 2016 or July 15, 2019, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2018.

         Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

         Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

         Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

         Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

         Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15 (519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

         Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

         Trust Estate.  The Lessor's Estate.

         Trust Indenture Act.  The Trust Indenture Act of 1939, as amended.

         Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

         UCC.  Uniform Commercial Code.

         Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

         Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

         United States, U.S. or US.  The United States of America.

         U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

         U.S. Person.  A Person described in Section 7701(a)(30) of the Code.


                                  SCHEDULE III

                             PERMITTED COUNTRY LIST


            Australia                  Malaysia

            Austria                    Mexico

            Belgium                    Netherlands

            Canada                     New Zealand

            Denmark                    Norway

            Finland                    Philippines

            France                     Singapore

            Germany                    Spain

            Iceland                    Sweden

            Ireland                    Switzerland

            Japan                      United Kingdom

            Luxembourg


                                  SCHEDULE IV

                                CERTAIN AMOUNTS


Debt Portion                                                       $60,404,000
------------

Letter of Credit Maximum Stated Amount                              $5,500,000
--------------------------------------


                                   SCHEDULE V

                            MANDATORY DOCUMENT TERMS


   Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

         1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04 of the Indenture;

         2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of
               19.01, 20.01, 22.01, 22.03, 26.03, 27.01 or 27.02 of the Lease
               or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

         3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11, 17.12 or 17.13 of the
               Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation
               Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

         4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

               Notwithstanding the foregoing, any such Mandatory Document Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.

                                  SCHEDULE VI

                            MANDATORY ECONOMIC TERMS


Certificates:

Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

               Series A:   not in excess of 40%
               Series B:   not in excess of 55%
               Series C:   not in excess of 75%

Average Life:

   The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and 12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

   As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1-A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

               Series A:   may not be extended beyond January 15, 2022
               Series B:   may not be extended beyond January 15, 2019
               Series C:   may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

               Series A:   6.720%
               Series B:   6.845%
               Series C:   7.020%

Past Due Rate:             Debt Rate plus 2% per annum.

Payment Dates:             January 15 and July 15.

Make-Whole Premium:        As provided in Article V of the Indenture.

Redemption and Purchase:   As provided in the Indenture.

Lease

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:        January 15 and July 15.

Minimum Rent:              Basic Rent due and payable on each Payment Date
                           shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:         Shall be sufficient to cover the sums described in
                           the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:     At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated
                           Loss Value may not be modified.

Termination Value:         At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Termination
                           Value Date may not be modified.

All-risk hull insurance:   Shall not be less than Stipulated Loss Value,
                           subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:          $300,000,000.

Past Due Rate:             As set forth in the definition thereof in Schedule
                           II to the Participation Agreement.

Participation Agreement

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.

                                                            EXHIBIT A(1)(a)(i)


                        [Letterhead of Federal Express]

                                                    [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

         4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing
Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

         7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.

                                             Very truly yours,



                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(a)(ii)


                        [Letterhead of Federal Express]

                                                               [Delivery Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

         4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

         7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and
(D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

         8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

         10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.

                                             Very truly yours,


                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                            EXHIBIT A(1)(b)(i)


                     [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture
Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof;
(D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

         2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

         3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

         4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

         (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                                                           EXHIBIT A(1)(b)(ii)


                     [Letterhead of Davis Polk & Wardwell]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

         2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

         3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

         4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

         5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

         6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

         7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of
Section 40102(a) of the Transportation Code.

         8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

         9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

         (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(2)


                    [Letterhead of Ray, Quinney & Nebeker]

                                                    [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N677FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Participation Agreement;

         (b)   The Indenture;

         (c)   The Collateral Account Control Agreement; and

         (d)   The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

         2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

         3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

         4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

         5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First
   Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First
   Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                             Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(3)(a)(i)


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

         5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                       Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau





                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

         We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9-106 of the Connecticut
UCC).

         For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

         As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

         We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document
(other than on behalf of the Owner Trustee and the Custodian).

         For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

         Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

         (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

         (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
   (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

         (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

         (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

         (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

         (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

         (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

         (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
   (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

         (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

         (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

         Based upon and subject to the foregoing, we are of the opinion that:

         1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

         2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

   We point out that:

       (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
   (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

         (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

         We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

         This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.


                                 Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(3)(a)(ii)


                       [Letterhead of Bingham Dana LLP]

                                                               [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security
Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent.
Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

         3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

         6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                 Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(4)


                    [Letterhead of Ray, Quinney & Nebeker]


                                             [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N677FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Pass Through Trust Agreement;

         (b)   The Series Supplements;

         (c)   The Pass Through Certificates;

         (d)   The Participation Agreement;

         (e)   The Intercreditor Agreement; and

         (f)   Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number
No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

         2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

         3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

         4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

         5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the
   Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination
   Agent, as the case may be.

         6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
   (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

         9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.

                                       Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(a)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and
(iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(b)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(c)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

         In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

         In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

         In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

      (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

     (ii)   all signatories thereto have been duly authorized; and

    (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.


            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

            (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and
      Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

            The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(d)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation 1998-1 Pass Through Trusts
            ------------------------------------------------------

Ladies and Gentlemen:

            We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

            In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

            In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

      (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

     (ii)   all signatories to such documents have been duly authorized; and

    (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.


            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to, KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

            (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to
      Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
      Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
      1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

            (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

            The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                                  EXHIBIT A(6)


                   [Letterhead of General Electric Company]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation Trust No. N677FE
            --------------------------------------------

      Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

      I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N677FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

            (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

            (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

      Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

            (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

            (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

            This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.


                                                Very truly yours,


                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(7)


                       [Letterhead of Clifford Chance]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

      Re:   Federal Express Corporation Trust No. N677FE
            --------------------------------------------

Ladies and Gentlemen:

            We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

            This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

            Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

       (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

      (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

      (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

      (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

       (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

      (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

      (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

      (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

(ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

      (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

         Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

   1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

   2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

   3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

   4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

   5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

   6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

   7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

         (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

         (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

   8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

   9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

         (a) the remedy of specific performance may not be available in a French court;

         (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

         (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

         (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

         (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

         (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

         (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

         (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

         (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

         (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

         (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

         In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

         We are qualified as French Avocats.

         No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.


                                       Very truly yours,



                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(8)


                 [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

   Re:   Federal Express Corporation Trust No. N677FE
         --------------------------------------------

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

         The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

         We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:


         (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

         (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

         (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

         (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

         (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N677FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

         (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N677FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto: (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N677FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

         The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

         Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

         1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

         2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

         3.    the Airframe is eligible for registration under 49 U.S.C.
               Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);

         4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

         5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

         6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

         7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

         8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

         No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

         No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

         In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.


                                             Very truly yours,



                                                         Annex I

                              Certain Definitions
                              -------------------

                         Airframe, Engines and Aircraft
                         ------------------------------

         One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 791 and U.S. Registration No. N677FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___-___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").


                            Confidential Omissions
                            ----------------------

         The Lease was filed with the FAA, with (i) the Basic Rent (Schedule
II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]




                                   EXHIBIT B

          [Form of Lease Agreement - See Exhibit 4.e of this Form 8K]



                                   EXHIBIT C

            [Form of Indenture - See Exhibit 4.b.1 of this Form 8K]



                                   EXHIBIT D

          [Form of Trust Agreement - See Exhibit 4.d of this Form 8K]



                                   EXHIBIT E

                         PURCHASE AGREEMENT ASSIGNMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE)

         PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                             W I T N E S S E T H :

         WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

         WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

         WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

         WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and

         WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

         WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

         WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

         "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 791, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

         "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

         "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

         "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

         "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

         "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

         "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

         "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

         "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

         "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

         "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

         "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

         "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

         "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

         "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

         All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

         2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

   (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

   (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

   (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

   (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

   (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

   (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

   (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

         (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

         (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

         (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

         3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and
(c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

         (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

         (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

         (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

         4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

         5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

         6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

         7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

         8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except (a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

         9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

         10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

         12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in
Article 14 of the Participation Agreement.

         14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.


                           FEDERAL EXPRESS CORPORATION


                           By ________________________________________
                                Name:  Robert D. Henning
                                Title: Vice President and Treasurer



                           STATE STREET BANK AND TRUST COMPANY
                           OF CONNECTICUT, NATIONAL ASSOCIATION,
                           not in its individual capacity,
                           but solely as Lessor


                           By ________________________________________
                                Name:  Donald E. Smith
                                Title: Vice President


                    AIRBUS INDUSTRIE CONSENT AND AGREEMENT

         The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N677FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

        (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

         (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         The Guarantor hereby represents and warrants that:

         (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

         (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

         (D)  the Consent and Guaranty is in full force and effect.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.


Dated as of June 15, 1998


                                            AIRBUS INDUSTRIE G.I.E.


                                            By _____________________
                                               Name:
                                               Title:



                          AVSA CONSENT AND AGREEMENT

         The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N677FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

        (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

         (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

          (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         AVSA hereby represents and warrants that:

         (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

         (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

         (D)  the Purchase Agreement is in full force and effect as to AVSA.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998


                                            AVSA, S.A.R.L.


                                            By:_______________________
                                               Name:
                                               Title:



                                   EXHIBIT F

                           ENGINE WARRANTY ASSIGNMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE)

   Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

   A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

   B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

   C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

   D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

   E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

   All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.

                                       1

   Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.

                                       2

   Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

   A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants,
         (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

   B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

   C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

   D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

   E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to: Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

   F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

         In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

   G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

         Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.

                                       3

   The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.

                                       4

   The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.

                                       5

   If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

   This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

   In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.


General Electric Company


_____________________________
Name:
Title:

Federal Express Corporation


_____________________________
Name:  Robert D. Henning
Title: Vice President and Treasurer



State Street Bank and Trust Company
of Connecticut, National Association
not in its individual capacity,
but solely as Owner Trustee


_____________________________
Name:  Donald E. Smith
Title: Vice President




                                    CONSENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N677FE)

         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and
(ii) the Lease Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N677FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 791 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

          (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

          (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.


General Electric Company



______________________________
Name:
Title:


-------------------------------------------------------------------------------
                            PARTICIPATION AGREEMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE)

                           Dated as of June 15, 1998

                                     among

                          FEDERAL EXPRESS CORPORATION,
                      Lessee and Initial Owner Participant

              STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                             NATIONAL ASSOCIATION,
                         Not in Its Individual Capacity
                         Except as Otherwise Expressly
                 Set Forth Herein, but Solely as Owner Trustee,
                                 Owner Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Indenture Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Pass Through Trustee

                                      and

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Subordination Agent

                         ______________________________

               LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                    SERIAL NO. 792, REGISTRATION NO. N678FE

-------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                          Page

Initial Recitals...........................................................  1

                                   ARTICLE 1

   DEFINITIONS.............................................................  3

                                   ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

   Section 2.01.  Transfer of Funds........................................  4
   Section 2.02. (a) Certificates..........................................  5
   (b) Transfer of Beneficial Interest.....................................  5
   Section 2.03.  Amendments on Delivery Date or Transfer Date.............  5
   Section 2.04.  Event of Loss Prior to Delivery Date.....................  7

                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

   Section 3.01.  Lessee's Notice of Delivery Date.........................  7
   Section 3.02.  Commitments to Participate in Purchase Price.............  7
   Section 3.03.  Postponement of Delivery Date............................ 10
   Section 3.04.  Closing.................................................. 11

                                   ARTICLE 4

                              CONDITIONS PRECEDENT

   Section 4.01.  Conditions Precedent (Certificate Closing Date).......... 11
   Section 4.02.  Conditions Precedent (Delivery Date)..................... 19
   Section 4.03.  Opinion of Special Aviation Counsel Upon Registration.... 28


                                   ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

   Section 5.01.  Conditions Precedent to Lessee's Obligations............. 28


                                   ARTICLE 6

               LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 6.01.  Lessee's Representations and Warranties.................. 29
   Section 6.02.  Offering by Lessee....................................... 35
   Section 6.03.  Certain Covenants of Lessee.............................. 35
   Section 6.04.  Survival of Representations and Warranties............... 43

                                   ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 7.01.  Acquisitions and Offerings of Interests in Lessor's
                  Estate................................................... 43
   Section 7.02.  Citizenship.............................................. 44
   Section 7.03.  Representations, Warranties and Covenants of Owner
                  Participant.............................................. 45
   Section 7.04.  Representations, Covenants and Warranties of SSB and the
                  Owner Trustee............................................ 48
   Section 7.05.  Representations, Warranties and Covenants of the
                  Indenture Trustee........................................ 50
   Section 7.06.  Indenture Trustee's Notice of Default.................... 52
   Section 7.07.  Releases from Indenture.................................. 52
   Section 7.08.  Covenant of Quiet Enjoyment.............................. 52
   Section 7.09.  Pass Through Trustee's Representations and Warranties.... 52
   Section 7.10.  Survival of Representations, Warranties and Covenants.... 53
   Section 7.11.  Lessee's Assumption of the Certificates.................. 53
   Section 7.12.  Indebtedness of Owner Trustee............................ 56
   Section 7.13.  Compliance with Trust Agreement, Etc..................... 56
   Section 7.14.  Subordination Agent's Representations, Warranties and
                  Covenants................................................ 56

                                   ARTICLE 8

                                     TAXES

   Section 8.01.  Lessee's Obligation to Pay Taxes......................... 58
   Section 8.02.  After-Tax Basis.......................................... 63
   Section 8.03.  Time of Payment.......................................... 63
   Section 8.04.  Contests................................................. 64
   Section 8.05.  Refunds.................................................. 66
   Section 8.06.  Lessee's Reports......................................... 66
   Section 8.07.  Survival of Obligations.................................. 67
   Section 8.08.  Payment of Taxes......................................... 67
   Section 8.09.  Reimbursements by Indemnitees Generally.................. 67

                                   ARTICLE 9

                               GENERAL INDEMNITY

   Section 9.01.  Generally................................................ 67
   Section 9.02.  After-Tax Basis.......................................... 71
   Section 9.03.  Subrogation.............................................. 72
   Section 9.04.  Notice and Payment....................................... 72
   Section 9.05.  Refunds.................................................. 72
   Section 9.06.  Defense of Claims........................................ 73
   Section 9.07.  Survival of Obligations.................................. 73
   Section 9.08.  Effect of Other Indemnities.............................. 74
   Section 9.09.  Interest................................................. 74

                                   ARTICLE 10

                               TRANSACTION COSTS

   Section 10.01.  Transaction Costs and Other Costs....................... 74

                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

   Section 11.01.  Appointment of Successor Owner Trustee.................. 77

                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

   Section 12.01.  Liabilities of the Owner Participant.................... 78
   Section 12.02.  Interest of Holders of Certificates..................... 79

                                  ARTICLE 13

                                OTHER DOCUMENTS

   Section 13.01.  Consent of Lessee to Other Documents.................... 79
   Section 13.02.  Further Assurances...................................... 79
   Section 13.03.  Pass Through Trustee's and Subordination Agent's
                   Acknowledgment.......................................... 79

                                  ARTICLE 14

                                    NOTICES

   Section 14.01.  Notices................................................. 80

                                  ARTICLE 15

                                  REFINANCING

   Section 15.01.  Refinancing............................................. 81

                                   ARTICLE 16

                                   [RESERVED]


                                   ARTICLE 17

                                 MISCELLANEOUS

   Section 17.01.  [Reserved].............................................. 83
   Section 17.02.  Collateral Account...................................... 84
   Section 17.03.  Counterparts............................................ 86
   Section 17.04.  No Oral Modifications................................... 86
   Section 17.05.  Captions................................................ 86
   Section 17.06.  Successors and Assigns.................................. 86
   Section 17.07.  Concerning the Owner Trustee, Indenture Trustee
                   and the Pass Through Trustee............................ 86
   Section 17.08.  Severability............................................ 87
   Section 17.09.  Public Release of Information........................... 87
   Section 17.10.  Certain Limitations on Reorganization................... 87
   Section 17.11.  GOVERNING LAW........................................... 88
   Section 17.12.  Section 1110 Compliance................................. 88
   Section 17.13.  Reliance of Liquidity Providers......................... 88

                                  ARTICLE 18

                                CONFIDENTIALITY

   Section 18.01.  Confidentiality......................................... 88

SCHEDULE I             Certificate Information
SCHEDULE II            Definitions
SCHEDULE III           Permitted Country List
SCHEDULE IV            Certain Amounts
SCHEDULE V             Mandatory Document Terms
SCHEDULE VI            Mandatory Economic Terms
EXHIBIT A(1)(a)(i)     Opinion of Lessee's Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)    Opinion of Lessee's Counsel
                       (Delivery Date)
EXHIBIT A(1)(b)(i)     Opinion of Lessee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)    Opinion of Lessee's Special Counsel
                       (Delivery Date)
EXHIBIT A(2)           Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)        Opinion of Owner Trustee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(3)(ii)       Opinion of Owner Trustee's Special Counsel
                       (Delivery Date)
EXHIBIT A(4)           Opinion of Pass Through Trustee's and Subordination
                       Agent's Special Counsel
EXHIBIT A(5)(a)        Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)        Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)        Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)        Opinion of LC Bank's Special Counsel
EXHIBIT A(6)           Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)           Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)           Opinion of Special Aviation Counsel
EXHIBIT B              Form of Lease Agreement
EXHIBIT C              Form of Indenture
EXHIBIT D              Form of Trust Agreement
EXHIBIT E              Form of Purchase Agreement Assignment, Consent and
                       Agreement, AVSA Consent and Agreement
EXHIBIT F              Form of Engine Warranty Assignment and Engine Consent


                            PARTICIPATION AGREEMENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE)

         PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").

                             W I T N E S S E T H :

         WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

         WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

         WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

         WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

         WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

         WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

         WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

         WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

         (a)   on the Delivery Date, to purchase the Aircraft from AVSA;

         (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

         (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

         (d) on the Delivery Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

         (e) on the Delivery Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

         WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.

                                   ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

         Section 2.01.  Transfer of Funds.

         (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

         (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

         (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

         (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

         (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

         (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

         Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

         (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

         Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

         The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

         (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic
Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner
Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

         The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

            The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

         Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.


                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

         Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

         Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed, (2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and (4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

         (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

         (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

         If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business
Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

         The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

         Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of
Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA (A300s only) to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

         (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the Cut-Off Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

         (c)  Optional Postponement.   Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off
Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

         Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                   ARTICLE 4

                              CONDITIONS PRECEDENT

         Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

         (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
   (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

         (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

         (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

         (i)    the Lease;

         (ii)   the Indenture;

         (iii)  the Purchase Agreement and the Consent and Guaranty;

         (iv)   the GTA;

         (v)    the Trust Agreement;

         (vi)   the Intercreditor Agreement;

         (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

         (viii) the Collateral Agreement; and

         (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

         (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

         (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

         (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

            (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

            (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

            (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

            (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

            (v) a copy of the articles of association and by-laws and other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

            (vi) such other documents, evidences, materials, and information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

         (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens.

         (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Ray, Quinney & Nebeker, special counsel for the Indenture Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) Ray, Quinney & Nebeker, special counsel for the Pass Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (vi) Ruediger Sass, General Counsel to the Liquidity Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

         (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

         (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

         (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

         Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

         (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

         (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

         (i)    this Agreement, as amended and restated as of the Delivery Date;

         (ii)   the Lease, as amended and restated as of the Delivery Date;

         (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

         (iv)   the Indenture, as amended and restated as of the Delivery Date;

         (v)    the Lease Supplement covering the Aircraft, dated the Delivery
                Date;

         (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

         (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer Date);

         (viii) the Ancillary Agreement I;

         (ix)   the Invoice;

         (x)    the Engine Warranty Assignment;

         (xi)   the Engine Consent;

         (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

         (xiii) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

         (xiv)  the Consent and Agreement and the AVSA Consent and Agreement;

   unless, in the case of each of the documents listed in clauses (i) through
   (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

         (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) counsel for the Engine Manufacturer, in the form of Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vi) Clifford Chance, special counsel for AVSA and the Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

         (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

            (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

            (ii) the Aircraft has been duly certificated by the Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

            (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

            (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

         (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

         (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
   Section 3.02 hereof shall have been made.

         (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

         (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

         (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

         (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

            (i) a copy of the articles of incorporation and bylaws of the Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

         (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

            (i) the representations and warranties of the Owner Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) no Lessor's Liens attributable to the Owner Participant exist; and

            (iii) no event has occurred and is continuing which constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

         (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

         (q)  Release of Debt Portion.  Except as set forth in the proviso to
   Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

         (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

         (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
   Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
   (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

         Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.


                                   ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

         Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i),
(j)(ii)-(vii) of Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and (d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.


                                   ARTICLE 6

               LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

         (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

         (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

         (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

         (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

         (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in
   Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

         (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

         (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

         (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
   Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

         (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

         (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

         (m)  with respect to ERISA:

            (i) none of the Pension Plans (as defined at the end of this Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

            (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

            (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

            (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;

            (v) all Pension Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code;

            (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under
         Section 515 of ERISA;

            (vii) to the best of the Lessee's knowledge, neither the Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

            (viii) assuming the truth of the representations contained in
         Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.
         No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

   as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

         (n)  the Lessee is a Citizen of the United States;

         (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

         (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

         (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

         (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

         (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

         (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

         (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

         (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

         (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

         (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

         Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

         Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

         (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

         (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

         As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

         (i) assurances satisfactory to them:

            (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

            (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

            (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

            (D) that such new country of registry (x) would provide substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and
         (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under
         Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

            (E) that import and export certificates and any exchange permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

            (F) that the Lessee shall have effected or caused to be effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

            (G) to the effect that the original indemnities (and any additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

            (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

            (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

            (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

            (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

         (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

            (A) that the terms (including, without limitation, the governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

            (B) that it is not necessary for the Owner Participant, the Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

            (C) that the courts of such jurisdiction would provide substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

            (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

            (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

            (F) that the Owner Trustee's title to the Aircraft is recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

            (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

         If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

         (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

         (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

         (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
   (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

         (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

         (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

         Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

         (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

         (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

            (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

            (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

            (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

            (D) promptly after filing with the SEC, copies of the Lessee's Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

            (E) promptly upon (and in any event within five (5) Business Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

            (F) from time to time, such other financial information as the Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

         Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

         Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.


                                   ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

         (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

         (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in
Section 8.02(a) of the Indenture, shall own Certificates.

         Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

         (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

         (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

         Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

         (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

         (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
   Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights
   (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

         (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

         (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

         (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

         (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

         (x) it has a consolidated tangible net worth of not less than $75,000,000.

       Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

       (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

         (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

         (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

         (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

         (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

         (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

         (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

         (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

         (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

         (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

         (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

         (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

         (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

         (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

         (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

         (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

         (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

         (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

         (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

         Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

         Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

         Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

         Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

         (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

         (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

         Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to
Section 4.02(a)(A), (D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

         (b)  In connection with such assumption:

         (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

         (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

         (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

         (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

         (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

         (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture
   Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause
   (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

         (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

         Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

         Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

         Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

         (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

         (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

         (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

         (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

         (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

         (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.

         (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

         (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.


                                   ARTICLE 8

                                     TAXES

         Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

         (i)   the Aircraft, the Airframe, any Engine or any Part;

         (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

         (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

         (iv)  any or all of the Operative Agreements;

         (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

         (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

         (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

         (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

         (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

         (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

         (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05, 9.02 or 9.05 of this Agreement;

         (ii)  [Reserved];

         (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in Section 4.02(a) of the Lease, except that, notwithstanding anything in this Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in
   Section 8.01(a) hereof;

         (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

         (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

         (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

         (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

         (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

         (ix)  [Reserved];

         (x)   any Taxes which have been included in the Purchase Price;

         (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

         (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

         (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

         (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

         Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section 8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and
(y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this
Section 8.02 and Section 8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

         Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

         Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this
Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

         (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

         (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder,
(iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

         The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

         Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

         Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

         Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

         Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

         Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

         Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

         Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.


                                   ARTICLE 9

                               GENERAL INDEMNITY

         Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

         (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

         (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

         (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

         (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

         (v)   the Collateral Account and the Liquid Collateral;

         (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

         (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

         (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

         (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

         (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article 17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under
   Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

         (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

         (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

         (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

         (vi)  [reserved];

         (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

         (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing, (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

         (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
   (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

         Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause
(x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

         Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

         Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

         Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

         Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this
Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

         Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.

         Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

         Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.


                                   ARTICLE 10

                               TRANSACTION COSTS

         Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement;
(vi) the fees, if any, incurred in printing the Pass Through Certificates;
(vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates; (viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and (2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

         The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.4150000000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

         (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

         (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

         (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

         (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under
   Section 4.03 of the Lease.


                                   ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

         Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

         (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

         (i) Such successor Owner Trustee shall be a Citizen of the United
   States;

         (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

         (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

         (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

         (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

         (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

         (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.


                                   ARTICLE 12

         LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

         Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

         Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.


                                   ARTICLE 13

                                OTHER DOCUMENTS

         Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

         Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

         Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.


                                   ARTICLE 14

                                    NOTICES

         Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

         (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
   (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

         (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
   Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

         (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

         (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Germany, Attention: Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431-2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.


                                   ARTICLE 15

                                  REFINANCING

         Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

         (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

         Prior to the consummation of any Refinancing pursuant to this Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

         (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

         (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

         (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

         (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

         (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

         (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

         (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

         (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

         (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

         (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.


                                   ARTICLE 16

                                   [RESERVED]


                                   ARTICLE 17

                                 MISCELLANEOUS

         Section 17.01.  [Reserved].

         Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date.
In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

         (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing
Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to
Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

         (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

         (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

         (e) All amounts payable by the Lessee pursuant to this Section 17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

         (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

         (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii)
(x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under
Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection
(g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this
Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than September 23, 1998 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

         Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

         The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

         Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

         Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

         Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity), (b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

         Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

         Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

         Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

         Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

         Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.


                                   ARTICLE 18

                                CONFIDENTIALITY

         Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities, (iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto,
(vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this
Section 18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

         IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.


                                 LESSEE:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 INITIAL OWNER PARTICIPANT:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 OWNER TRUSTEE:

                                 STATE STREET BANK AND TRUST COMPANY OF
                                 CONNECTICUT, NATIONAL ASSOCIATION,
                                 not in its individual capacity,
                                 except as otherwise expressly provided herein, but solely as Owner Trustee


                                 By:__________________________________________
                                      Name: Paul D. Allen
                                      Title: Vice President



                                 INDENTURE TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 PASS THROUGH TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 SUBORDINATION AGENT:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                  SCHEDULE I

                            CERTIFICATE INFORMATION



1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N678FE
      --------------------------------------------

      Interest Rate:       6.720%
      Maturity:            January 15, 2019
      Principal Amount:    $31,796,000


2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N678FE
      --------------------------------------------

      Interest Rate:       6.845%
      Maturity:            January 15, 2017
      Principal Amount:    $12,603,000


3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N678FE
      --------------------------------------------

      Interest Rate:       7.020%
      Maturity:            January 15, 2015
      Principal Amount:    $13,621,000




                                  SCHEDULE II

                                  DEFINITIONS
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE)


GENERAL PROVISIONS

         The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

         Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

         Additional Insured.  As defined in Section 13.01(c)(i) of the Lease.

         Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

         Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

         Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

         Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

         After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

         Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

         Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

         Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N678FE and Manufacturer's serial number 792, together with two General Electric CF6-80C2-A5F engines.

         Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

         Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

         Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N678FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

         Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

         Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

         Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

         AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

         AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

         AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050-2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

         AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

         Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

         Bankruptcy Default.  An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

         Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

         Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on March 23, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

         Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

         Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

         Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

         Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N678FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

         Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

         Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

         Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

         Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

         Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

         Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in
Section 3.02 of the Participation Agreement.

         Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

         Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

         Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

         Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

         CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

         Cut-Off Date.  December 22, 1998.

         Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

         Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

         Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

         Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

         Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

         EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

         Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

         Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's, (b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A-1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

         Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of
the Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

         Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

         Engine Manufacturer. General Electric Company, a New York corporation.

         Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, between the Lessor and the Lessee.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.

         ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

         Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

         Event of Default. Each of the events specified in Article 16 of the Lease.

         Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use
(A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii) (1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

         Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under
Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

         Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

         FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of
Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         FedEx.  Federal Express Corporation.

         Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

         Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

         FSB. First Security Bank, National Association, a national banking association.

         Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

         GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

         Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

         Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

         Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

         Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N678FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

         Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

         Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

         Indenture Event of Default.  Each of the events specified in Section
7.01 of the Indenture.

         Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

         Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

         Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

         Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

         Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

         Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Invoice.  The invoice for the Aircraft given by AVSA to the Lessor.

         LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

         Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Lease. The Lease Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

         Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N678FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

         Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

         Lessee.  Federal Express Corporation, a Delaware corporation.

         Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

         Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

         Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

         Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

         Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or (iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

         Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

         Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

         Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

         Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

         Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

         Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

         Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

         Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

         Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

         Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

         Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

         Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

         Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

         Moody's.  Moody's Investors Service, Inc.

         Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

         Non-U.S. Person.  Any Person other than a U.S. Person.

         Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

         Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

         Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative
Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

         Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or (iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

         Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N679FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

         (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
         Section 2.08 of the Indenture or otherwise;

         (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section 14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

         (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

         Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

         Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

         Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

         Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

         Owner Trust.  Federal Express Corporation Trust No. N678FE.

         Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

         Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

         Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

         Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

         Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

         Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

         Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

         Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

         Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

         Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

         Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

         Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

         Payment Date.  Each January 15 and July 15 commencing on January 15,
1999.

         Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

         Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

         Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

         Pre-Delivery Replacement Airframe.  Has the meaning set forth in
Section 2.04 of the Participation Agreement.

         Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

         Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

         Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

         Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

         Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

         Property.   Any right or interest in or to property of any kind
whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

         Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

         Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 between the Lessor and the Lessee.

         Purchase Price.  Has the meaning specified in Ancillary Agreement I.

         Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

         Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

         Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

         Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

         Refinancing.  A non-recourse loan to the Lessor arranged pursuant to
Section 15.01 of the Participation Agreement.

         Register.  Has the meaning set forth in Section 3.02 of the Indenture.

         Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

         Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

         Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

         Related Aircraft.  Each of the aircraft relating to a Related
Indenture.

         Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N679FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

         Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing (i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

         Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

         Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

         Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

         Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

         Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

         Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

         Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

         Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

         Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

         S&P.  Standard & Poor's Ratings Group.

         Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

         SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

         Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

         Securities Act.  The Securities Act of 1933, as amended.

         Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

         Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

         Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

         Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

         Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

         Sinking Fund Redemption Date.  Has the meaning specified in Section
6.06 of the Indenture.

         Sinking Fund Redemption Price.  Has the meaning specified in Section
6.06 of the Indenture.

         Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

         Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or
(e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

         SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

         Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

         Stipulated Loss Value Determination Date.  Each date set forth on
Schedule III of the Lease.

         Subordination Agent.   First Security Bank, National Association, a
national banking association, not in its individual capacity but solely as Subordination Agent.

         Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

         Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

          Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

         Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

         Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on January 15, 2015 or July 15, 2018, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2017.

         Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

         Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

         Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

         Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

         Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15 (519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

         Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

         Trust Estate.  The Lessor's Estate.

         Trust Indenture Act.  The Trust Indenture Act of 1939, as amended.

         Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

         UCC.  Uniform Commercial Code.

         Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

         Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

         United States, U.S. or US.  The United States of America.

         U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

         U.S. Person.  A Person described in Section 7701(a)(30) of the Code.




                                  SCHEDULE III

                             PERMITTED COUNTRY LIST


            Australia                   Malaysia

            Austria                     Mexico

            Belgium                     Netherlands

            Canada                      New Zealand

            Denmark                     Norway

            Finland                     Philippines

            France                      Singapore

            Germany                     Spain

            Iceland                     Sweden

            Ireland                     Switzerland

            Japan                       United Kingdom

            Luxembourg



                                  SCHEDULE IV

                                CERTAIN AMOUNTS


Debt Portion                                                       $58,020,000
------------

Letter of Credit Maximum Stated Amount                              $5,500,000
--------------------------------------


                                   SCHEDULE V

                            MANDATORY DOCUMENT TERMS


   Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

         1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04 of the Indenture;

         2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of
               19.01, 20.01, 22.01, 22.03, 26.03, 27.01 or 27.02 of the Lease
               or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

         3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11, 17.12 or 17.13 of the
               Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation
               Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

         4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

               Notwithstanding the foregoing, any such Mandatory Document Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.


                                  SCHEDULE VI

                            MANDATORY ECONOMIC TERMS

Certificates:


Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

               Series A:   not in excess of 40%
               Series B:   not in excess of 55%
               Series C:   not in excess of 75%

Average Life:

   The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and 12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

   As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1-A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

               Series A:   may not be extended beyond January 15, 2022
               Series B:   may not be extended beyond January 15, 2019
               Series C:   may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

               Series A:   6.720%
               Series B:   6.845%
               Series C:   7.020%

Past Due Rate:             Debt Rate plus 2% per annum.

Payment Dates:             January 15 and July 15.

Make-Whole Premium:        As provided in Article V of the Indenture.

Redemption and Purchase:   As provided in the Indenture.

Lease

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:        January 15 and July 15.

Minimum Rent:              Basic Rent due and payable on each Payment Date
                           shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:         Shall be sufficient to cover the sums described in
                           the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:     At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated
                           Loss Value may not be modified.

Termination Value:         At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Termination
                           Value Date may not be modified.

All-risk hull insurance:   Shall not be less than Stipulated Loss Value,
                           subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:          $300,000,000.

Past Due Rate:             As set forth in the definition thereof in Schedule
                           II to the Participation Agreement.

Participation Agreement

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.

                                                            EXHIBIT A(1)(a)(i)


                        [Letterhead of Federal Express]

                                                    [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

         4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing
Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

         7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(a)(ii)


                        [Letterhead of Federal Express]

                                                               [Delivery Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

         4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

         7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and
(D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

         8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

         10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.

                                              Very truly yours,



                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                            EXHIBIT A(1)(b)(i)


                     [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture
Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof;
(D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

         2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

         3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

         4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

         (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.

                                             Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                                                           EXHIBIT A(1)(b)(ii)


                     [Letterhead of Davis Polk & Wardwell]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

         2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

         3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

         4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

         5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

         6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

         7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of
Section 40102(a) of the Transportation Code.

         8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

         9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

         (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(2)


                    [Letterhead of Ray, Quinney & Nebeker]

                                                    [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N678FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Participation Agreement;

         (b)   The Indenture;

         (c)   The Collateral Account Control Agreement; and

         (d)   The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

         2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

         3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

         4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

         5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First
   Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First
   Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                             Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(3)(a)(i)


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

         5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                       Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

         We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9-106 of the Connecticut
UCC).

         For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

         As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

         We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document
(other than on behalf of the Owner Trustee and the Custodian).

         For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

         Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

         (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

         (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
   (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

         (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

         (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

         (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

         (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

         (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

         (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
   (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

         (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

         (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

         Based upon and subject to the foregoing, we are of the opinion that:

         1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

         2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

   We point out that:

       (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
   (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

         (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

         We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

         This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.



                                 Very truly yours,



                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(3)(a)(ii)


                       [Letterhead of Bingham Dana LLP]

                                                               [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security
Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent.
Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

         3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

         6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.



                                 Very truly yours,



                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(4)


                    [Letterhead of Ray, Quinney & Nebeker]


                                             [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N678FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Pass Through Trust Agreement;

         (b)   The Series Supplements;

         (c)   The Pass Through Certificates;

         (d)   The Participation Agreement;

         (e)   The Intercreditor Agreement; and

         (f)   Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number
No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

         2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

         3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

         4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

         5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the
   Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination
   Agent, as the case may be.

         6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
   (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

         9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                       Very truly yours,



                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(a)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and
(iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(b)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(c)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

         In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

         In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

         In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

      (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

     (ii)   all signatories thereto have been duly authorized; and

    (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.


            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

            (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and
      Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

            The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(d)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation 1998-1 Pass Through Trusts
            ------------------------------------------------------

Ladies and Gentlemen:

            We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

            In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

            In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

      (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

     (ii)   all signatories to such documents have been duly authorized; and

    (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.

            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to, KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

            (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to
      Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
      Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
      1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

            (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

            The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                                  EXHIBIT A(6)


                   [Letterhead of General Electric Company]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation Trust No. N678FE
            --------------------------------------------

      Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

      I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N678FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

            (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

            (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

      Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

            (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

            (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

            This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.


                                                Very truly yours,

                                  SCHEDULE A

Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(7)


                       [Letterhead of Clifford Chance]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

      Re:   Federal Express Corporation Trust No. N678FE
            --------------------------------------------

Ladies and Gentlemen:

            We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

            This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

            Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

       (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

      (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

      (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

      (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

       (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

      (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

      (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

      (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs
            X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

      (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

         Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

   1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

   2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

   3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

   4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

   5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

   6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

   7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

         (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

         (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

   8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

   9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

         (a) the remedy of specific performance may not be available in a French court;

         (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

         (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

         (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

         (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

         (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

         (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

         (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

         (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

         (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

         (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

         In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

         We are qualified as French Avocats.

         No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.


                                       Very truly yours,



                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(8)


                 [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

   Re:   Federal Express Corporation Trust No. N678FE
         --------------------------------------------

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

         The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

         We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:

         (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

         (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

         (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

         (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

         (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N678FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

         (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N678FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto: (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N678FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

         The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

         Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

         1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

         2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

         3.    the Airframe is eligible for registration under 49 U.S.C.
               Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);

         4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

         5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

         6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

         7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

         8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

         No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

         No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

         In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.


                                             Very truly yours,




                                                         Annex I

                              Certain Definitions
                              -------------------

                         Airframe, Engines and Aircraft
                         ------------------------------

         One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 792 and U.S. Registration No. N678FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___-___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").


                             Confidential Omissions
                             ----------------------

         The Lease was filed with the FAA, with (i) the Basic Rent (Schedule
II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]



                                   EXHIBIT B

          [Form of Lease Agreement - See Exhibit 4.e to this Form 8K]


                                   EXHIBIT C

            [Form of Indenture - See Exhibit 4.b.1 to this Form 8K]


                                   EXHIBIT D

          [Form of Trust Agreement - See Exhibit 4.d to this Form 8K]


                                   EXHIBIT E

                         PURCHASE AGREEMENT ASSIGNMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE)

         PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                             W I T N E S S E T H :

         WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

         WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

         WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

         WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and

         WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

         WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

         WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

         "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 792, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

         "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

         "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

         "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

         "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

         "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

         "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

         "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

         "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

         "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

         "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

         "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

         "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

         "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

         "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

         All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

         2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

   (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

   (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

   (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

   (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

   (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

   (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

   (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

         (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

         (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

         (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

         3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and
(c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

         (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

         (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

         (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

         4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

         5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

         6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

         7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

         8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except (a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

         9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

         10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

         12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in
Article 14 of the Participation Agreement.

         14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.


                           FEDERAL EXPRESS CORPORATION


                           By ________________________________________
                                Name:  Robert D. Henning
                                Title: Vice President and Treasurer



                           STATE STREET BANK AND TRUST COMPANY
                           OF CONNECTICUT, NATIONAL ASSOCIATION,
                           not in its individual capacity,
                           but solely as Lessor


                           By ________________________________________
                                Name:  Donald E. Smith
                                Title: Vice President




                    AIRBUS INDUSTRIE CONSENT AND AGREEMENT

         The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N678FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

        (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

         (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         The Guarantor hereby represents and warrants that:
         (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

         (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

         (D)  the Consent and Guaranty is in full force and effect.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.


Dated as of June 15, 1998

                                            AIRBUS INDUSTRIE G.I.E.


                                            By _____________________
                                               Name:
                                               Title:




                          AVSA CONSENT AND AGREEMENT

         The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N678FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

        (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

         (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

          (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         AVSA hereby represents and warrants that:

         (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

         (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

         (D)  the Purchase Agreement is in full force and effect as to AVSA.


         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998

                                            AVSA, S.A.R.L.


                                            By:_______________________
                                               Name:
                                               Title:



                                   EXHIBIT F

                          ENGINE WARRANTY ASSIGNMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE)

   Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

   A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

   B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

   C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

   D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

   E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

   All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.

                                       1

   Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.

                                       2

   Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

   A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants,
         (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

   B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

   C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

   D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

   E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to: Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

   F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

         In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

   G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

         Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.

                                       3

   The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.

                                       4

   The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.

                                       5

   If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

   This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

   In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.


General Electric Company


_____________________________
Name:
Title:



Federal Express Corporation


_____________________________
Name:  Robert D. Henning
Title: Vice President and Treasurer



State Street Bank and Trust Company
of Connecticut, National Association
not in its individual capacity,
but solely as Owner Trustee


_____________________________
Name:  Donald E. Smith
Title: Vice President



                                    CONSENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N678FE)


         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and
(ii) the Lease Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N678FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 792 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

          (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

          (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.


General Electric Company



______________________________
Name:
Title:


-------------------------------------------------------------------------------

                            PARTICIPATION AGREEMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE)

                           Dated as of June 15, 1998

                                     among

                         FEDERAL EXPRESS CORPORATION,
                     Lessee and Initial Owner Participant

              STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                             NATIONAL ASSOCIATION,
                        Not in Its Individual Capacity
                         Except as Otherwise Expressly
                Set Forth Herein, but Solely as Owner Trustee,
                                 Owner Trustee

                  FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Indenture Trustee

                  FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                             Pass Through Trustee

                                      and

                  FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Subordination Agent

                        ______________________________

              LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                    SERIAL NO. 793, REGISTRATION NO. N679FE


-------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                          Page

Initial Recitals...........................................................  1

                                   ARTICLE 1

   DEFINITIONS.............................................................  3

                                   ARTICLE 2

                    ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

   Section 2.01.  Transfer of Funds........................................  4
   Section 2.02. (a) Certificates..........................................  5
   (b) Transfer of Beneficial Interest.....................................  5
   Section 2.03.  Amendments on Delivery Date or Transfer Date.............  5
   Section 2.04.  Event of Loss Prior to Delivery Date.....................  7

                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                             DELIVERY OF AIRCRAFT

   Section 3.01.  Lessee's Notice of Delivery Date.........................  7
   Section 3.02.  Commitments to Participate in Purchase Price.............  7
   Section 3.03.  Postponement of Delivery Date............................ 10
   Section 3.04.  Closing.................................................. 11

                                   ARTICLE 4

                             CONDITIONS PRECEDENT

   Section 4.01.  Conditions Precedent (Certificate Closing Date).......... 11
   Section 4.02.  Conditions Precedent (Delivery Date)..................... 19
   Section 4.03.  Opinion of Special Aviation Counsel Upon Registration.... 28

                                   ARTICLE 5

                 CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

   Section 5.01.  Conditions Precedent to Lessee's Obligations............. 28

                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 6.01.  Lessee's Representations and Warranties.................. 29
   Section 6.02.  Offering by Lessee....................................... 35
   Section 6.03.  Certain Covenants of Lessee.............................. 35
   Section 6.04.  Survival of Representations and Warranties............... 43

                                   ARTICLE 7

           OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 7.01.  Acquisitions and Offerings of Interests in Lessor's
                  Estate................................................... 43
   Section 7.02.  Citizenship.............................................. 44
   Section 7.03.  Representations, Warranties and Covenants of Owner
                  Participant.............................................. 45
   Section 7.04.  Representations, Covenants and Warranties of SSB and
                  the Owner Trustee........................................ 48
   Section 7.05.  Representations, Warranties and Covenants of the
                  Indenture Trustee........................................ 50
   Section 7.06.  Indenture Trustee's Notice of Default.................... 52
   Section 7.07.  Releases from Indenture.................................. 52
   Section 7.08.  Covenant of Quiet Enjoyment.............................. 52
   Section 7.09.  Pass Through Trustee's Representations and Warranties.... 52
   Section 7.10.  Survival of Representations, Warranties and Covenants.... 53
   Section 7.11.  Lessee's Assumption of the Certificates.................. 53
   Section 7.12.  Indebtedness of Owner Trustee............................ 56
   Section 7.13.  Compliance with Trust Agreement, Etc..................... 56
   Section 7.14.  Subordination Agent's Representations, Warranties
                  and Covenants............................................ 56

                                   ARTICLE 8

                                     TAXES

   Section 8.01.  Lessee's Obligation to Pay Taxes......................... 58
   Section 8.02.  After-Tax Basis.......................................... 63
   Section 8.03.  Time of Payment.......................................... 63
   Section 8.04.  Contests................................................. 64
   Section 8.05.  Refunds.................................................. 66
   Section 8.06.  Lessee's Reports......................................... 66
   Section 8.07.  Survival of Obligations.................................. 67
   Section 8.08.  Payment of Taxes......................................... 67
   Section 8.09.  Reimbursements by Indemnitees Generally.................. 67

                                   ARTICLE 9

                               GENERAL INDEMNITY

   Section 9.01.  Generally................................................ 67
   Section 9.02.  After-Tax Basis.......................................... 71
   Section 9.03.  Subrogation.............................................. 72
   Section 9.04.  Notice and Payment....................................... 72
   Section 9.05.  Refunds.................................................. 72
   Section 9.06.  Defense of Claims........................................ 73
   Section 9.07.  Survival of Obligations.................................. 73
   Section 9.08.  Effect of Other Indemnities.............................. 74
   Section 9.09.  Interest................................................. 74

                                  ARTICLE 10

                               TRANSACTION COSTS

   Section 10.01.  Transaction Costs and Other Costs....................... 74

                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

   Section 11.01.  Appointment of Successor Owner Trustee.................. 77

                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

   Section 12.01.  Liabilities of the Owner Participant.................... 78
   Section 12.02.  Interest of Holders of Certificates..................... 79

                                  ARTICLE 13

                                OTHER DOCUMENTS

   Section 13.01.  Consent of Lessee to Other Documents.................... 79
   Section 13.02.  Further Assurances...................................... 79
   Section 13.03.  Pass Through Trustee's and Subordination Agent's
                   Acknowledgment.......................................... 79

                                  ARTICLE 14

                                    NOTICES

   Section 14.01.  Notices................................................. 80

                                  ARTICLE 15

                                  REFINANCING

   Section 15.01.  Refinancing............................................. 81

                                  ARTICLE 16

                                  [RESERVED]

                                  ARTICLE 17

                                 MISCELLANEOUS

   Section 17.01.  [Reserved].............................................. 83
   Section 17.02.  Collateral Account...................................... 84
   Section 17.03.  Counterparts............................................ 86
   Section 17.04.  No Oral Modifications................................... 86
   Section 17.05.  Captions................................................ 86
   Section 17.06.  Successors and Assigns.................................. 86
   Section 17.07.  Concerning the Owner Trustee, Indenture Trustee and
                   the Pass Through Trustee......... ...................... 86
   Section 17.08.  Severability............................................ 87
   Section 17.09.  Public Release of Information........................... 87
   Section 17.10.  Certain Limitations on Reorganization................... 87
   Section 17.11.  GOVERNING LAW........................................... 88
   Section 17.12.  Section 1110 Compliance................................. 88
   Section 17.13.  Reliance of Liquidity Providers......................... 88

                                  ARTICLE 18

                                CONFIDENTIALITY

   Section 18.01.  Confidentiality......................................... 88

SCHEDULE I             Certificate Information
SCHEDULE II            Definitions
SCHEDULE III           Permitted Country List
SCHEDULE IV            Certain Amounts
SCHEDULE V             Mandatory Document Terms
SCHEDULE VI            Mandatory Economic Terms
EXHIBIT A(1)(a)(i)     Opinion of Lessee's Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)    Opinion of Lessee's Counsel
                       (Delivery Date)
EXHIBIT A(1)(b)(i)     Opinion of Lessee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)    Opinion of Lessee's Special Counsel
                       (Delivery Date)
EXHIBIT A(2)           Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)        Opinion of Owner Trustee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(3)(ii)       Opinion of Owner Trustee's Special Counsel
                       (Delivery Date)
EXHIBIT A(4)           Opinion of Pass Through Trustee's and Subordination
                       Agent's Special Counsel
EXHIBIT A(5)(a)        Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)        Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)        Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)        Opinion of LC Bank's Special Counsel
EXHIBIT A(6)           Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)           Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)           Opinion of Special Aviation Counsel
EXHIBIT B              Form of Lease Agreement
EXHIBIT C              Form of Indenture
EXHIBIT D              Form of Trust Agreement
EXHIBIT E              Form of Purchase Agreement Assignment, Consent and
                       Agreement, AVSA Consent and Agreement
EXHIBIT F              Form of Engine Warranty Assignment and Engine Consent


                            PARTICIPATION AGREEMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE)

         PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").


                             W I T N E S S E T H :

         WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

         WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

         WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

         WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

         WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

         WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

         WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

         WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

         (a)   on the Delivery Date, to purchase the Aircraft from AVSA;

         (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

         (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

         (d) on the Delivery Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

         (e) on the Delivery Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

         WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.


                                   ARTICLE 2

                    ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

         Section 2.01.  Transfer of Funds.

         (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

         (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

         (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

         (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

         (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

         (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

         Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

         (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

         Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

         The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

         (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic
Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner
Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

         The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

            The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

         Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.


                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                             DELIVERY OF AIRCRAFT

         Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

         Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed, (2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and (4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

         (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

         (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

         If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business
Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

         The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

         Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of
Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA (A300s only) to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

         (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the Cut-Off Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

         (c)  Optional Postponement.   Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off
Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

         Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                   ARTICLE 4

                             CONDITIONS PRECEDENT

         Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

         (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
   (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

         (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

         (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

         (i)    the Lease;

         (ii)   the Indenture;

         (iii)  the Purchase Agreement and the Consent and Guaranty;

         (iv)   the GTA;

         (v)    the Trust Agreement;

         (vi)   the Intercreditor Agreement;

         (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

         (viii) the Collateral Agreement; and

         (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

         (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

         (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

         (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

            (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

            (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

            (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

            (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

            (v) a copy of the articles of association and by-laws and other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

            (vi) such other documents, evidences, materials, and information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

         (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens.

         (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Ray, Quinney & Nebeker, special counsel for the Indenture Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) Ray, Quinney & Nebeker, special counsel for the Pass Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (vi) Ruediger Sass, General Counsel to the Liquidity Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

         (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

         (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

         (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

         Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

         (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

         (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

         (i)    this Agreement, as amended and restated as of the Delivery Date;

         (ii)   the Lease, as amended and restated as of the Delivery Date;

         (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

         (iv)   the Indenture, as amended and restated as of the Delivery Date;

         (v)    the Lease Supplement covering the Aircraft, dated the Delivery
                Date;

         (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

         (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer Date);

         (viii) the Ancillary Agreement I;

         (ix)   the Invoice;

         (x)    the Engine Warranty Assignment;

         (xi)   the Engine Consent;

         (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

         (xiii) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

         (xiv)  the Consent and Agreement and the AVSA Consent and Agreement;

   unless, in the case of each of the documents listed in clauses (i) through
   (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

         (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) counsel for the Engine Manufacturer, in the form of Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vi) Clifford Chance, special counsel for AVSA and the Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

         (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

            (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

            (ii) the Aircraft has been duly certificated by the Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

            (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

            (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

         (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

         (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
   Section 3.02 hereof shall have been made.

         (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

         (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

         (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

         (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

            (i) a copy of the articles of incorporation and bylaws of the Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

         (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

            (i) the representations and warranties of the Owner Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) no Lessor's Liens attributable to the Owner Participant exist; and

            (iii) no event has occurred and is continuing which constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

         (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

         (q)  Release of Debt Portion.  Except as set forth in the proviso to
   Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

         (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

         (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
   Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
   (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

         Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.


                                   ARTICLE 5

                 CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

         Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i),
(j)(ii)-(vii) of Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and (d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.


                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

         (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

         (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

         (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

         (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

         (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in
   Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

         (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

         (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

         (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
   Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

         (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

         (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

         (m)  with respect to ERISA:

            (i) none of the Pension Plans (as defined at the end of this Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

            (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

            (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

            (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;


            (v) all Pension Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code;

            (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under
         Section 515 of ERISA;

            (vii) to the best of the Lessee's knowledge, neither the Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

            (viii) assuming the truth of the representations contained in
         Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.
         No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

   as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

         (n)  the Lessee is a Citizen of the United States;

         (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

         (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

         (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

         (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

         (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

         (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

         (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

         (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

         (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

         (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

         Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

         Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

         (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

         (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

         As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

         (i) assurances satisfactory to them:

            (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

            (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

            (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

            (D) that such new country of registry (x) would provide substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and
         (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under
         Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

            (E) that import and export certificates and any exchange permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

            (F) that the Lessee shall have effected or caused to be effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

            (G) to the effect that the original indemnities (and any additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

            (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

            (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

            (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

            (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

         (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

            (A) that the terms (including, without limitation, the governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

            (B) that it is not necessary for the Owner Participant, the Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

            (C) that the courts of such jurisdiction would provide substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

            (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

            (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

            (F) that the Owner Trustee's title to the Aircraft is recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

            (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

         If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

         (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

         (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

         (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
   (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

         (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

         (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

         Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

         (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

         (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

            (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

            (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

            (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

            (D) promptly after filing with the SEC, copies of the Lessee's Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

            (E) promptly upon (and in any event within five (5) Business Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

            (F) from time to time, such other financial information as the Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

         Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

         Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.


                                   ARTICLE 7

           OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

         (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

         (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in
Section 8.02(a) of the Indenture, shall own Certificates.

         Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

         (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

         (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

         Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

         (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

         (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
   Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights
   (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

         (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

         (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

         (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

         (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

         (x) it has a consolidated tangible net worth of not less than $75,000,000.

       Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

       (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

         (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

         (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

         (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

         (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

         (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

         (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

         (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

         (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

         (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

         (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

         (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

         (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

         (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

         (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

         (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

         (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

         (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

         (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

         Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

         Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

         Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

         Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

         (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

         (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

         Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to
Section 4.02(a)(A), (D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

         (b)  In connection with such assumption:

         (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

         (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

         (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

         (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

         (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

         (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture
   Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause
   (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

         (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

         Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

         Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

         Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

         (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

         (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

         (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

         (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

         (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

         (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.



         (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

         (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.


                                   ARTICLE 8

                                     TAXES

         Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

         (i)   the Aircraft, the Airframe, any Engine or any Part;

         (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

         (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

         (iv)  any or all of the Operative Agreements;

         (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

         (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

         (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

         (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

         (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

         (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

         (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05, 9.02 or 9.05 of this Agreement;

         (ii)  [Reserved];

         (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in Section 4.02(a) of the Lease, except that, notwithstanding anything in this Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in
   Section 8.01(a) hereof;

         (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

         (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

         (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

         (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

         (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

         (ix)  [Reserved];

         (x)   any Taxes which have been included in the Purchase Price;

         (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

         (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

         (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

         (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

         Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section 8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and
(y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this
Section 8.02 and Section 8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

         Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

         Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this
Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

         (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

         (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder,
(iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

         The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

         Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

         Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

         Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

         Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

         Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

         Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

         Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.


                                   ARTICLE 9

                               GENERAL INDEMNITY

         Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

         (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

         (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

         (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

         (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

         (v)   the Collateral Account and the Liquid Collateral;

         (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

         (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

         (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

         (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

         (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article 17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under
   Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

         (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

         (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

         (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

         (vi)  [reserved];

         (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

         (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing, (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

         (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
   (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

         Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause
(x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

         Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

         Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

         Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

         Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this
Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

         Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.



         Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

         Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.


                                  ARTICLE 10

                               TRANSACTION COSTS

         Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement;
(vi) the fees, if any, incurred in printing the Pass Through Certificates;
(vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates; (viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and (2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

         The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.4037500000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

         (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

         (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

         (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

         (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under
   Section 4.03 of the Lease.


                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

         Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

         (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

         (i) Such successor Owner Trustee shall be a Citizen of the United
   States;

         (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

         (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

         (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

         (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

         (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

         (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.


                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

         Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

         Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.


                                  ARTICLE 13

                                OTHER DOCUMENTS

         Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

         Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

         Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.


                                  ARTICLE 14

                                    NOTICES

         Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

         (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
   (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

         (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
   Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

         (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

         (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Germany, Attention: Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431-2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.


                                  ARTICLE 15

                                  REFINANCING

         Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

         (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

         Prior to the consummation of any Refinancing pursuant to this Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

         (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

         (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

         (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

         (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

         (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

         (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

         (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

         (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

         (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

         (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.


                                  ARTICLE 16

                                  [RESERVED]


                                  ARTICLE 17

                                 MISCELLANEOUS

         Section 17.01.  [Reserved].

         Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date.
In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

         (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing
Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to
Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

         (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

         (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

         (e) All amounts payable by the Lessee pursuant to this Section 17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

         (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

         (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii)
(x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under
Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection
(g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this
Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than October 22, 1998 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

         Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

         The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

         Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

         Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

         Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity), (b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

         Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

         Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

         Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

         Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

         Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.


                                  ARTICLE 18

                                CONFIDENTIALITY

         Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities, (iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto,
(vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this
Section 18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

         IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.


                                 LESSEE:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 INITIAL OWNER PARTICIPANT:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 OWNER TRUSTEE:

                                 STATE STREET BANK AND TRUST COMPANY OF
                                 CONNECTICUT, NATIONAL ASSOCIATION,
                                 not in its individual capacity,
                                 except as otherwise expressly provided herein, but solely as Owner Trustee


                                 By:__________________________________________
                                      Name: Paul D. Allen
                                      Title: Vice President



                                 INDENTURE TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 PASS THROUGH TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 SUBORDINATION AGENT:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President


                                  SCHEDULE I

                            CERTIFICATE INFORMATION



1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N679FE
      --------------------------------------------

      Interest Rate:       6.720%
      Maturity:            January 15, 2020
      Principal Amount:    $33,362,000



2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N679FE
      --------------------------------------------

      Interest Rate:       6.845%
      Maturity:            January 15, 2017
      Principal Amount:    $13,113,000



3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N679FE
      --------------------------------------------

      Interest Rate:       7.020%
      Maturity:            January 15, 2016
      Principal Amount:    $12,558,000


                                  SCHEDULE II

                                  DEFINITIONS
                (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE)


GENERAL PROVISIONS

         The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

         Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

         Additional Insured.  As defined in Section 13.01(c)(i) of the Lease.

         Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

         Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

         Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

         Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

         After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

         Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

         Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

         Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N679FE and Manufacturer's serial number 793, together with two General Electric CF6-80C2-A5F engines.

         Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

         Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

         Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N679FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

         Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

         Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

         Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

         AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

         AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

         AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050-2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

         AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

         Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

         Bankruptcy Default.  An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

         Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

         Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on October 22, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

         Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

         Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

         Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

         Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N679FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

         Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

         Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

         Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

         Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

         Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

         Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in
Section 3.02 of the Participation Agreement.

         Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

         Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

         Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

         Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

         CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

         Cut-Off Date.  January 20, 1999.

         Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

         Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

         Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

         Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

         Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

         EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

         Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

         Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's, (b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A-1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

         Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of
the Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

         Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

         Engine Manufacturer. General Electric Company, a New York corporation.

         Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, between the Lessor and the Lessee.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.

         ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

         Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

         Event of Default. Each of the events specified in Article 16 of the Lease.

         Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use
(A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii) (1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

         Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under
Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

         Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

         FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of
Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         FedEx.  Federal Express Corporation.

         Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

         Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

         FSB. First Security Bank, National Association, a national banking association.

         Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

         GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

         Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

         Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

         Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

         Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N679FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

         Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

         Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

         Indenture Event of Default.  Each of the events specified in Section
7.01 of the Indenture.

         Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

         Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

         Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

         Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

         Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

         Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Invoice.  The invoice for the Aircraft given by AVSA to the Lessor.

         LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

         Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Lease. The Lease Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

         Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N679FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

         Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

         Lessee.  Federal Express Corporation, a Delaware corporation.

         Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

         Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

         Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

         Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

         Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or (iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

         Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

         Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

         Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

         Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

         Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

         Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

         Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

         Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

         Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

         Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

         Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

         Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

         Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

         Moody's.  Moody's Investors Service, Inc.

         Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

         Non-U.S. Person.  Any Person other than a U.S. Person.

         Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

         Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

         Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative
Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

         Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or (iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

         Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

         (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
         Section 2.08 of the Indenture or otherwise;

         (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section 14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

         (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

         Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

         Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

         Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

         Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

         Owner Trust.  Federal Express Corporation Trust No. N679FE.

         Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

         Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

         Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

         Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

         Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

         Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

         Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

         Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

         Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

         Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

         Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

         Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

         Payment Date.  Each January 15 and July 15 commencing on January 15,
1999.

         Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

         Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

         Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

         Pre-Delivery Replacement Airframe.  Has the meaning set forth in
Section 2.04 of the Participation Agreement.

         Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

         Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

         Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

         Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

         Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

         Property.   Any right or interest in or to property of any kind
whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

         Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

         Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 between the Lessor and the Lessee.

         Purchase Price.  Has the meaning specified in Ancillary Agreement I.

         Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

         Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

         Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

         Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

         Refinancing.  A non-recourse loan to the Lessor arranged pursuant to
Section 15.01 of the Participation Agreement.

         Register.  Has the meaning set forth in Section 3.02 of the Indenture.

         Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

         Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

         Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

         Related Aircraft.  Each of the aircraft relating to a Related
Indenture.

         Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N680FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

         Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing (i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

         Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

         Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

         Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

         Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

         Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

         Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

         Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

         Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

         Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

         S&P.  Standard & Poor's Ratings Group.

         Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

         SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

         Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

         Securities Act.  The Securities Act of 1933, as amended.

         Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

         Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

         Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

         Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

         Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

         Sinking Fund Redemption Date.  Has the meaning specified in Section
6.06 of the Indenture.

         Sinking Fund Redemption Price.  Has the meaning specified in Section
6.06 of the Indenture.

         Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

         Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or
(e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

         SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

         Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

         Stipulated Loss Value Determination Date.  Each date set forth on
Schedule III of the Lease.

         Subordination Agent.   First Security Bank, National Association, a
national banking association, not in its individual capacity but solely as Subordination Agent.

         Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

         Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

         Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

         Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

         Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on January 15, 2016 or July 15, 2019, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2018.

         Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

         Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

         Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

         Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

         Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15 (519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

         Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

         Trust Estate.  The Lessor's Estate.

         Trust Indenture Act.  The Trust Indenture Act of 1939, as amended.

         Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

         UCC.  Uniform Commercial Code.

         Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

         Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

         United States, U.S. or US.  The United States of America.

         U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

         U.S. Person.  A Person described in Section 7701(a)(30) of the Code.


                                 SCHEDULE III

                            PERMITTED COUNTRY LIST



            Australia                           Malaysia

            Austria                             Mexico

            Belgium                             Netherlands

            Canada                              New Zealand

            Denmark                             Norway

            Finland                             Philippines

            France                              Singapore

            Germany                             Spain

            Iceland                             Sweden

            Ireland                             Switzerland

            Japan                               United Kingdom

            Luxembourg


                                  SCHEDULE IV

                                CERTAIN AMOUNTS




Debt Portion                                                       $59,033,000
------------


Letter of Credit Maximum Stated Amount                              $5,500,000
--------------------------------------


                                  SCHEDULE V

                           MANDATORY DOCUMENT TERMS


   Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

         1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04 of the Indenture;

         2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of
               19.01, 20.01, 22.01, 22.03, 26.03, 27.01 or 27.02 of the Lease
               or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

         3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11, 17.12 or 17.13 of the
               Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation
               Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

         4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

               Notwithstanding the foregoing, any such Mandatory Document Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.


                                  SCHEDULE VI

                           MANDATORY ECONOMIC TERMS



Certificates:


Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

               Series A:   not in excess of 40%
               Series B:   not in excess of 55%
               Series C:   not in excess of 75%

Average Life:

   The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and 12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

   As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1-A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

               Series A:   may not be extended beyond January 15, 2022
               Series B:   may not be extended beyond January 15, 2019
               Series C:   may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

               Series A:   6.720%
               Series B:   6.845%
               Series C:   7.020%

Past Due Rate:             Debt Rate plus 2% per annum.

Payment Dates:             January 15 and July 15.

Make-Whole Premium:        As provided in Article V of the Indenture.

Redemption and Purchase:   As provided in the Indenture.

Lease
-----

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:        January 15 and July 15.

Minimum Rent:              Basic Rent due and payable on each Payment Date
                           shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:         Shall be sufficient to cover the sums described in
                           the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:     At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated
                           Loss Value may not be modified.

Termination Value:         At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Termination
                           Value Date may not be modified.

All-risk hull insurance:   Shall not be less than Stipulated Loss Value,
                           subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:          $300,000,000.

Past Due Rate:             As set forth in the definition thereof in Schedule
                           II to the Participation Agreement.

Participation Agreement
-----------------------

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.


                                                            EXHIBIT A(1)(a)(i)


                        [Letterhead of Federal Express]

                                                    [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

         4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing
Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

         7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,

                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(a)(ii)


                        [Letterhead of Federal Express]

                                                               [Delivery Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

         4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

         7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and
(D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

         8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

         10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                            EXHIBIT A(1)(b)(i)


                     [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture
Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof;
(D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

         2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

         3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

         4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

         (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.

                                             Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                                                           EXHIBIT A(1)(b)(ii)


                     [Letterhead of Davis Polk & Wardwell]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

         2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

          3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

         4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

         5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

         6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

         7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of
Section 40102(a) of the Transportation Code.

         8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

         9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

         (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(2)


                    [Letterhead of Ray, Quinney & Nebeker]

                                                    [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N679FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Participation Agreement;

         (b)   The Indenture;

         (c)   The Collateral Account Control Agreement; and

         (d)   The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

         2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

         3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

         4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

         5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First
   Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First
   Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(3)(a)(i)


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

         5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.

                                       Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau





                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

         We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9-106 of the Connecticut
UCC).

         For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

         As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

         We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document
(other than on behalf of the Owner Trustee and the Custodian).

         For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

         Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

         (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

         (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
   (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

         (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

         (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

         (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

         (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

         (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

         (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
   (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

         (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

         (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

         Based upon and subject to the foregoing, we are of the opinion that:

         1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

         2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

   We point out that:

       (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
   (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

         (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

         We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

         This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.


                                 Very truly yours,




                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(3)(a)(ii)


                       [Letterhead of Bingham Dana LLP]

                                                               [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security
Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent.
Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

         3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

         6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                 Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(4)


                    [Letterhead of Ray, Quinney & Nebeker]


                                             [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N679FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Pass Through Trust Agreement;

         (b)   The Series Supplements;

         (c)   The Pass Through Certificates;

         (d)   The Participation Agreement;

         (e)   The Intercreditor Agreement; and

         (f)   Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number
No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

         2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

         3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

         4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

         5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the
   Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination
   Agent, as the case may be.

         6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
   (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

         9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                       Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(a)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and
(iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(b)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(c)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

         In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

         In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

         In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

      (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

     (ii)   all signatories thereto have been duly authorized; and

    (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.

            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

            (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and
      Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

            The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,






                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(d)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation 1998-1 Pass Through Trusts
            ------------------------------------------------------

Ladies and Gentlemen:

            We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

            In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

            In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

      (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

     (ii)   all signatories to such documents have been duly authorized; and

    (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.

             Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to, KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

            (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to
      Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
      Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
      1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

            (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

            The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                                  EXHIBIT A(6)


                   [Letterhead of General Electric Company]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation Trust No. N679FE
            --------------------------------------------

      Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

      I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N679FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

            (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

            (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

      Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

            (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

            (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

            This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.


                                                Very truly yours,

                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(7)


                       [Letterhead of Clifford Chance]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

      Re:   Federal Express Corporation Trust No. N679FE
            --------------------------------------------

Ladies and Gentlemen:

            We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

            This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

            Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

       (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

      (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

      (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

      (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

       (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

      (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

      (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

      (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

(ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

      (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

         Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

   1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

   2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

   3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

   4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

   5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

   6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

   7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

         (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

         (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

   8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

   9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

         (a) the remedy of specific performance may not be available in a French court;

         (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

         (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

         (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

         (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

         (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

         (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

         (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

         (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

         (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

         (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

         In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

         We are qualified as French Avocats.

         No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.


                                       Very truly yours,



                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(8)


                 [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

   Re:   Federal Express Corporation Trust No. N679FE
         --------------------------------------------

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

         The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

         We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:


         (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

         (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

         (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

         (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

         (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N679FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

         (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N679FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto: (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N679FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

         The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

         Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

         1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

         2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

         3.    the Airframe is eligible for registration under 49 U.S.C.
               Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);

         4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

         5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

         6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

         7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

         8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

         No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

         No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

         In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.


                                             Very truly yours,




                                                         Annex I

                              Certain Definitions
                              -------------------

                        Airframe, Engines and Aircraft
                        ------------------------------

         One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 793 and U.S. Registration No. N679FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___-___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").


                            Confidential Omissions
                            ----------------------

         The Lease was filed with the FAA, with (i) the Basic Rent (Schedule
II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.




                                  SCHEDULE A

 Lessee and Initial Owner Participant
 ------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]




                                   EXHIBIT B

          [Form of Lease Agreement - See Exhibit 4.e to this Form 8K]


                                   EXHIBIT C

            [Form of Indenture - See Exhibit 4.b.1 to this Form 8K]


                                   EXHIBIT D

          [Form of Trust Agreement - See Exhibit 4.d to this Form 8K]


                                   EXHIBIT E

                         PURCHASE AGREEMENT ASSIGNMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE)

         PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                             W I T N E S S E T H :

         WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

         WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

         WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

         WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and

         WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

         WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

         WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

         "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 793, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

         "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

         "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

         "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

         "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

         "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

         "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

         "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

         "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

         "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

         "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

         "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

         "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

         "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

         "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

         All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

         2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

   (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

   (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

   (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

   (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

   (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

   (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

   (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

         (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

         (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

         (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

         3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and
(c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

         (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

         (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

         (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

         4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

         5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

         6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

         7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

         8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except (a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

         9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

         10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

         12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in
Article 14 of the Participation Agreement.

         14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.


                           FEDERAL EXPRESS CORPORATION


                           By ________________________________________
                                Name:  Robert D. Henning
                                Title: Vice President and Treasurer



                           STATE STREET BANK AND TRUST COMPANY
                           OF CONNECTICUT, NATIONAL ASSOCIATION,
                           not in its individual capacity,
                           but solely as Lessor


                           By ________________________________________
                                Name:  Donald E. Smith
                                Title: Vice President




                    AIRBUS INDUSTRIE CONSENT AND AGREEMENT

         The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N679FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

        (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

         (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         The Guarantor hereby represents and warrants that:
         (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

         (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

         (D)  the Consent and Guaranty is in full force and effect.

          THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.


Dated as of June 15, 1998


                                            AIRBUS INDUSTRIE G.I.E.


                                            By _____________________
                                               Name:
                                               Title:





                          AVSA CONSENT AND AGREEMENT

         The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N679FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

        (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

          (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

          (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         AVSA hereby represents and warrants that:

         (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

         (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

         (D)  the Purchase Agreement is in full force and effect as to AVSA.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998


                                            AVSA, S.A.R.L.


                                            By:_______________________
                                               Name:
                                               Title:


                                   EXHIBIT F

                          ENGINE WARRANTY ASSIGNMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE)

   Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

   A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

   B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

   C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

   D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

   E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

   All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.


                                       1

   Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.

                                       2

   Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

   A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants,
         (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

   B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

   C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

   D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

   E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to: Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

   F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

         In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

   G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

         Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.

                                       3

   The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.

                                       4

   The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.

                                       5

   If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

   This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

   In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.


General Electric Company


_____________________________
Name:
Title:



Federal Express Corporation


_____________________________
Name:    Robert D. Henning
Title:    Vice President and Treasurer



State Street Bank and Trust Company
of Connecticut, National Association
not in its individual capacity,
but solely as Owner Trustee


_____________________________
Name:    Donald E. Smith
Title:    Vice President



                                    CONSENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N679FE)


         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and
(ii) the Lease Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N679FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 793 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

          (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

          (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.


General Electric Company



______________________________
Name:
Title:



-------------------------------------------------------------------------------

                            PARTICIPATION AGREEMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE)

                           Dated as of June 15, 1998

                                     among

                         FEDERAL EXPRESS CORPORATION,
                     Lessee and Initial Owner Participant

              STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                             NATIONAL ASSOCIATION,
                        Not in Its Individual Capacity
                         Except as Otherwise Expressly
                Set Forth Herein, but Solely as Owner Trustee,
                                 Owner Trustee

                  FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Indenture Trustee

                  FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                             Pass Through Trustee

                                      and

                  FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Subordination Agent

                        ______________________________

              LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                    SERIAL NO. 794, REGISTRATION NO. N680FE


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                               TABLE OF CONTENTS

                                                                          Page

Initial Recitals...........................................................  1

                                   ARTICLE 1

   DEFINITIONS.............................................................  3

                                   ARTICLE 2

                    ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

   Section 2.01.  Transfer of Funds........................................  4
   Section 2.02. (a) Certificates..........................................  5
   (b) Transfer of Beneficial Interest.....................................  5
   Section 2.03.  Amendments on Delivery Date or Transfer Date.............  5
   Section 2.04.  Event of Loss Prior to Delivery Date.....................  7

                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                             DELIVERY OF AIRCRAFT

   Section 3.01.  Lessee's Notice of Delivery Date.........................  7
   Section 3.02.  Commitments to Participate in Purchase Price.............  7
   Section 3.03.  Postponement of Delivery Date............................ 10
   Section 3.04.  Closing.................................................. 11

                                   ARTICLE 4

                             CONDITIONS PRECEDENT

   Section 4.01.  Conditions Precedent (Certificate Closing Date).......... 11
   Section 4.02.  Conditions Precedent (Delivery Date)..................... 19
   Section 4.03.  Opinion of Special Aviation Counsel Upon Registration.... 28



                                   ARTICLE 5

                 CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

   Section 5.01.  Conditions Precedent to Lessee's Obligations............. 28

                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 6.01.  Lessee's Representations and Warranties.................. 29
   Section 6.02.  Offering by Lessee....................................... 35
   Section 6.03.  Certain Covenants of Lessee.............................. 35
   Section 6.04.  Survival of Representations and Warranties............... 43

                                   ARTICLE 7

           OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 7.01.  Acquisitions and Offerings of Interests in Lessor's
                  Estate................................................... 43
   Section 7.02.  Citizenship.............................................. 44
   Section 7.03.  Representations, Warranties and Covenants of Owner
                  Participant.............................................. 45
   Section 7.04.  Representations, Covenants and Warranties of SSB and the
                  Owner Trustee............................................ 48
   Section 7.05.  Representations, Warranties and Covenants of the
                  Indenture Trustee........................................ 50
   Section 7.06.  Indenture Trustee's Notice of Default.................... 52
   Section 7.07.  Releases from Indenture.................................. 52
   Section 7.08.  Covenant of Quiet Enjoyment.............................. 52
   Section 7.09.  Pass Through Trustee's Representations and Warranties.... 52
   Section 7.10.  Survival of Representations, Warranties and Covenants.... 53
   Section 7.11.  Lessee's Assumption of the Certificates.................. 53
   Section 7.12.  Indebtedness of Owner Trustee............................ 56
   Section 7.13.  Compliance with Trust Agreement, Etc..................... 56
   Section 7.14.  Subordination Agent's Representations, Warranties and
                  Covenants................................................ 56

                                   ARTICLE 8

                                     TAXES

   Section 8.01.  Lessee's Obligation to Pay Taxes......................... 58
   Section 8.02.  After-Tax Basis.......................................... 63
   Section 8.03.  Time of Payment.......................................... 63
   Section 8.04.  Contests................................................. 64
   Section 8.05.  Refunds.................................................. 66
   Section 8.06.  Lessee's Reports......................................... 66
   Section 8.07.  Survival of Obligations.................................. 67
   Section 8.08.  Payment of Taxes......................................... 67
   Section 8.09.  Reimbursements by Indemnitees Generally.................. 67

                                   ARTICLE 9

                               GENERAL INDEMNITY

   Section 9.01.  Generally................................................ 67
   Section 9.02.  After-Tax Basis.......................................... 71
   Section 9.03.  Subrogation.............................................. 72
   Section 9.04.  Notice and Payment....................................... 72
   Section 9.05.  Refunds.................................................. 72
   Section 9.06.  Defense of Claims........................................ 73
   Section 9.07.  Survival of Obligations.................................. 73
   Section 9.08.  Effect of Other Indemnities.............................. 74
   Section 9.09.  Interest................................................. 74

                                  ARTICLE 10

                               TRANSACTION COSTS

   Section 10.01.  Transaction Costs and Other Costs....................... 74

                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

   Section 11.01.  Appointment of Successor Owner Trustee.................. 77

                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

   Section 12.01.  Liabilities of the Owner Participant.................... 78
   Section 12.02.  Interest of Holders of Certificates..................... 79

                                  ARTICLE 13

                                OTHER DOCUMENTS

   Section 13.01.  Consent of Lessee to Other Documents.................... 79
   Section 13.02.  Further Assurances...................................... 79
   Section 13.03.  Pass Through Trustee's and Subordination Agent's
                   Acknowledgment.......................................... 79

                                  ARTICLE 14

                                    NOTICES

   Section 14.01.  Notices................................................. 80

                                  ARTICLE 15

                                  REFINANCING

   Section 15.01.  Refinancing............................................. 81

                                  ARTICLE 16

                                  [RESERVED]

                                  ARTICLE 17

                                 MISCELLANEOUS

   Section 17.01.  [Reserved].............................................. 83
   Section 17.02.  Collateral Account...................................... 84
   Section 17.03.  Counterparts............................................ 86
   Section 17.04.  No Oral Modifications................................... 86
   Section 17.05.  Captions................................................ 86
   Section 17.06.  Successors and Assigns.................................. 86
   Section 17.07.  Concerning the Owner Trustee, Indenture Trustee and
                   the Pass Through Trustee................................ 86
   Section 17.08.  Severability............................................ 87
   Section 17.09.  Public Release of Information........................... 87
   Section 17.10.  Certain Limitations on Reorganization................... 87
   Section 17.11.  GOVERNING LAW........................................... 88
   Section 17.12.  Section 1110 Compliance................................. 88
   Section 17.13.  Reliance of Liquidity Providers......................... 88

                                  ARTICLE 18

                                CONFIDENTIALITY

   Section 18.01.  Confidentiality......................................... 88

SCHEDULE I             Certificate Information
SCHEDULE II            Definitions
SCHEDULE III           Permitted Country List
SCHEDULE IV            Certain Amounts
SCHEDULE V             Mandatory Document Terms
SCHEDULE VI            Mandatory Economic Terms
EXHIBIT A(1)(a)(i)     Opinion of Lessee's Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)    Opinion of Lessee's Counsel
                       (Delivery Date)
EXHIBIT A(1)(b)(i)     Opinion of Lessee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)    Opinion of Lessee's Special Counsel
                       (Delivery Date)
EXHIBIT A(2)           Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)        Opinion of Owner Trustee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(3)(ii)       Opinion of Owner Trustee's Special Counsel
                       (Delivery Date)
EXHIBIT A(4)           Opinion of Pass Through Trustee's and Subordination
                       Agent's Special Counsel
EXHIBIT A(5)(a)        Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)        Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)        Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)        Opinion of LC Bank's Special Counsel
EXHIBIT A(6)           Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)           Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)           Opinion of Special Aviation Counsel
EXHIBIT B              Form of Lease Agreement
EXHIBIT C              Form of Indenture
EXHIBIT D              Form of Trust Agreement
EXHIBIT E              Form of Purchase Agreement Assignment, Consent and
                       Agreement, AVSA Consent and Agreement
EXHIBIT F              Form of Engine Warranty Assignment and Engine Consent


                            PARTICIPATION AGREEMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE)

         PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").


                             W I T N E S S E T H :

         WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

         WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

         WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

         WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

         WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

         WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

         WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

         WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

         (a)   on the Delivery Date, to purchase the Aircraft from AVSA;

         (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

         (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

         (d) on the Delivery Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

         (e) on the Delivery Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

         WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.


                                   ARTICLE 2

                    ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

         Section 2.01.  Transfer of Funds.

         (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

         (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

         (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

         (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

         (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

         (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

         Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

         (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

         Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

         The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

         (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic
Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner
Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

         The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

            The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

         Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.


                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                             DELIVERY OF AIRCRAFT

         Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

         Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed, (2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and (4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

         (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

         (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

         If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business
Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

         The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

         Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of
Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA (A300s only) to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

         (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the Cut-Off Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

         (c)  Optional Postponement.   Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off
Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

         Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                   ARTICLE 4

                             CONDITIONS PRECEDENT

         Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

         (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
   (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

         (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

         (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

         (i)    the Lease;

         (ii)   the Indenture;

         (iii)  the Purchase Agreement and the Consent and Guaranty;

         (iv)   the GTA;

         (v)    the Trust Agreement;

         (vi)   the Intercreditor Agreement;

         (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

         (viii) the Collateral Agreement; and

         (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

         (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

         (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

         (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

            (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

            (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

            (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

            (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

            (v) a copy of the articles of association and by-laws and other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

            (vi) such other documents, evidences, materials, and information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

         (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens.

         (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Ray, Quinney & Nebeker, special counsel for the Indenture Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) Ray, Quinney & Nebeker, special counsel for the Pass Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (vi) Ruediger Sass, General Counsel to the Liquidity Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

         (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

         (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

         (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

         Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

         (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

         (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.



         (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

         (i)    this Agreement, as amended and restated as of the Delivery Date;

         (ii)   the Lease, as amended and restated as of the Delivery Date;

         (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

         (iv)   the Indenture, as amended and restated as of the Delivery Date;

         (v)    the Lease Supplement covering the Aircraft, dated the Delivery
                Date;

         (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

         (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer Date);

         (viii) the Ancillary Agreement I;

         (ix)   the Invoice;

         (x)    the Engine Warranty Assignment;

         (xi)   the Engine Consent;

         (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

         (xiii) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

         (xiv) the Consent and Agreement and the AVSA Consent and Agreement;

   unless, in the case of each of the documents listed in clauses (i) through
   (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

         (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) counsel for the Engine Manufacturer, in the form of Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vi) Clifford Chance, special counsel for AVSA and the Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

         (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

            (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

            (ii) the Aircraft has been duly certificated by the Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

            (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

            (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

         (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

         (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
   Section 3.02 hereof shall have been made.

         (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

         (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

         (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

         (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

            (i) a copy of the articles of incorporation and bylaws of the Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

         (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

            (i) the representations and warranties of the Owner Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) no Lessor's Liens attributable to the Owner Participant exist; and

            (iii) no event has occurred and is continuing which constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

         (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

         (q)  Release of Debt Portion.  Except as set forth in the proviso to
   Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

         (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

         (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
   Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
   (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

         Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.


                                   ARTICLE 5

                 CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

         Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i),
(j)(ii)-(vii) of Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and (d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.


                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

         (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

         (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

         (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

         (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

         (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in
   Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

         (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

         (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

         (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
   Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

         (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

         (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

         (m)  with respect to ERISA:

            (i) none of the Pension Plans (as defined at the end of this Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

            (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

            (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

            (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;

            (v) all Pension Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code;

            (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under
         Section 515 of ERISA;

            (vii) to the best of the Lessee's knowledge, neither the Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

            (viii) assuming the truth of the representations contained in
         Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.
         No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

   as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

         (n)  the Lessee is a Citizen of the United States;

         (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

         (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

         (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

         (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

         (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

         (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

         (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

         (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

         (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

         (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

         Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

         Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

         (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

         (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

         As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

         (i) assurances satisfactory to them:

            (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

            (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

            (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

            (D) that such new country of registry (x) would provide substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and
         (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under
         Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

            (E) that import and export certificates and any exchange permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

            (F) that the Lessee shall have effected or caused to be effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

            (G) to the effect that the original indemnities (and any additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

            (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

            (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

            (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

            (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

         (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

            (A) that the terms (including, without limitation, the governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

            (B) that it is not necessary for the Owner Participant, the Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

            (C) that the courts of such jurisdiction would provide substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

            (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

            (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

            (F) that the Owner Trustee's title to the Aircraft is recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

            (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

         If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

         (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

         (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

         (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
   (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

         (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

         (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

         Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

         (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

         (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

            (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

            (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

            (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

            (D) promptly after filing with the SEC, copies of the Lessee's Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

            (E) promptly upon (and in any event within five (5) Business Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

            (F) from time to time, such other financial information as the Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

         Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

         Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.


                                   ARTICLE 7

           OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

         (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

         (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in
Section 8.02(a) of the Indenture, shall own Certificates.

         Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

         (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

         (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

         Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

         (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

         (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
   Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights
   (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

         (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

         (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

         (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

         (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

         (x) it has a consolidated tangible net worth of not less than $75,000,000.

       Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

       (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

         (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

         (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

         (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

         (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

         (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

         (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

         (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

         (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

         (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

         (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

         (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

         (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

         (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

         (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

         (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

         (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

         (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

         (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

         Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

         Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

         Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

         Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

         (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

         (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

         Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to
Section 4.02(a)(A), (D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

         (b)  In connection with such assumption:

         (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

         (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

         (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

         (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

         (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

         (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture
   Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause
   (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

         (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

         Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

         Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

         Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

         (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

         (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

         (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

         (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

         (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

         (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.

         (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

         (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.


                                   ARTICLE 8

                                     TAXES

         Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

         (i)   the Aircraft, the Airframe, any Engine or any Part;

         (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

         (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

         (iv)  any or all of the Operative Agreements;

         (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

         (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

         (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

         (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

         (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

         (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

         (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05, 9.02 or 9.05 of this Agreement;

         (ii)  [Reserved];

         (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in Section 4.02(a) of the Lease, except that, notwithstanding anything in this Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in
   Section 8.01(a) hereof;

         (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

         (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

         (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

         (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

         (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

         (ix)  [Reserved];

         (x)   any Taxes which have been included in the Purchase Price;

         (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

         (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

         (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

         (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

         Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section 8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and
(y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this
Section 8.02 and Section 8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

         Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

         Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this
Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

         (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

         (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder,
(iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

         The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

         Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

         Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

         Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

         Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

         Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

         Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

         Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.


                                   ARTICLE 9

                               GENERAL INDEMNITY

         Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

         (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

         (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

         (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

         (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

         (v)   the Collateral Account and the Liquid Collateral;

         (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

         (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

         (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

         (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

         (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article 17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under
   Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

         (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

         (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

         (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

         (vi)  [reserved];

         (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

         (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing, (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

         (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
   (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

         Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause
(x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

         Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

         Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

         Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

         Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this
Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

         Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.

         Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

         Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.


                                  ARTICLE 10

                               TRANSACTION COSTS

         Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement;
(vi) the fees, if any, incurred in printing the Pass Through Certificates;
(vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates; (viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and (2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

         The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.4137500000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

         (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

         (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

         (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

         (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under
   Section 4.03 of the Lease.


                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

         Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

         (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

         (i) Such successor Owner Trustee shall be a Citizen of the United
   States;

         (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

         (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

         (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

         (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

         (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

         (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.


                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

         Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

         Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.


                                  ARTICLE 13

                                OTHER DOCUMENTS

         Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

         Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

         Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.


                                  ARTICLE 14

                                    NOTICES

         Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

         (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
   (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

         (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
   Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

         (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

         (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Germany, Attention: Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431-2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.


                                  ARTICLE 15

                                  REFINANCING

         Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

         (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

         Prior to the consummation of any Refinancing pursuant to this Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

         (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

         (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

         (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

         (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

         (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

         (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

         (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

         (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

         (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

         (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.


                                  ARTICLE 16

                                  [RESERVED]


                                  ARTICLE 17

                                 MISCELLANEOUS

         Section 17.01.  [Reserved].

         Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date.
In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

         (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing
Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to
Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

         (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

         (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

         (e) All amounts payable by the Lessee pursuant to this Section 17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

         (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

         (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii)
(x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under
Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection
(g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this
Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than November 12, 1998 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

         Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

         The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

         Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

         Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

         Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity), (b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

         Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

         Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

         Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

         Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

         Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.


                                  ARTICLE 18

                                CONFIDENTIALITY

         Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities, (iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto,
(vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this
Section 18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

         IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.


                                 LESSEE:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name:  Robert D. Henning
                                      Title: Vice President and Treasurer



                                 INITIAL OWNER PARTICIPANT:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name:  Robert D. Henning
                                      Title: Vice President and Treasurer



                                 OWNER TRUSTEE:

                                 STATE STREET BANK AND TRUST COMPANY OF
                                 CONNECTICUT, NATIONAL ASSOCIATION,
                                 not in its individual capacity,
                                 except as otherwise expressly provided herein, but solely as Owner Trustee


                                 By:__________________________________________
                                      Name:  Paul D. Allen
                                      Title: Vice President



                                 INDENTURE TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee


                                 By:__________________________________________
                                      Name:  Greg A. Hawley
                                      Title: Vice President



                                 PASS THROUGH TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee


                                 By:__________________________________________
                                      Name:  Greg A. Hawley
                                      Title: Vice President



                                 SUBORDINATION AGENT:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent


                                 By:__________________________________________
                                      Name:  Greg A. Hawley
                                      Title: Vice President



                                  SCHEDULE I

                            CERTIFICATE INFORMATION



1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N680FE
      --------------------------------------------

      Interest Rate:       6.720%
      Maturity:            January 15, 2020
      Principal Amount:    $33,154,000



2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N680FE
      --------------------------------------------

      Interest Rate:       6.845%
      Maturity:            January 15, 2017
      Principal Amount:    $13,321,000



3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N680FE
      --------------------------------------------

      Interest Rate:       7.020%
      Maturity:            January 15, 2016
      Principal Amount:    $13,836,000


                                  SCHEDULE II

                                  DEFINITIONS
                (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE)


GENERAL PROVISIONS

         The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

         Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

         Additional Insured.  As defined in Section 13.01(c)(i) of the Lease.

         Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

         Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

         Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

         Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

         After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

         Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

         Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

         Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N680FE and Manufacturer's serial number 794, together with two General Electric CF6-80C2-A5F engines.

         Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

         Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

         Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N680FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

         Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

         Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

         Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

         AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

         AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

         AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050-2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

         AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

         Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

         Bankruptcy Default.  An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

         Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

         Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on May 12, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

         Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

         Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

         Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

         Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N680FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

         Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

         Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

         Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

         Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

         Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

         Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in
Section 3.02 of the Participation Agreement.

         Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

         Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

         Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

         Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

         CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

         Cut-Off Date.  February 10, 1999.

         Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

         Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

         Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

         Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

         Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

         EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

         Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

         Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's, (b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A-1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

         Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of
the Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

         Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

         Engine Manufacturer. General Electric Company, a New York corporation.

         Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, between the Lessor and the Lessee.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.

         ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

         Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

         Event of Default. Each of the events specified in Article 16 of the Lease.

         Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use
(A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii) (1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

         Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under
Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

         Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

         FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of
Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         FedEx.  Federal Express Corporation.

         Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

         Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

         FSB. First Security Bank, National Association, a national banking association.

         Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

         GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

         Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

         Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

         Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

         Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N680FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

         Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

         Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

         Indenture Event of Default.  Each of the events specified in Section
7.01 of the Indenture.

         Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

         Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

         Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

         Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

         Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

         Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Invoice.  The invoice for the Aircraft given by AVSA to the Lessor.

         LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

         Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Lease. The Lease Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

         Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N680FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

         Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

         Lessee.  Federal Express Corporation, a Delaware corporation.

         Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

         Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

         Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

         Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

         Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or (iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

         Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

         Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

         Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

         Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

         Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

         Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

         Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

         Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

         Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

         Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

         Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

         Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

         Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

         Moody's.  Moody's Investors Service, Inc.

         Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

         Non-U.S. Person.  Any Person other than a U.S. Person.

         Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

         Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

         Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative
Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

         Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or (iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

         Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N679FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

         (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
         Section 2.08 of the Indenture or otherwise;

         (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section 14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

         (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

         Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

         Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

         Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

         Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

         Owner Trust.  Federal Express Corporation Trust No. N680FE.

         Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

         Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

         Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

         Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

         Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

         Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

         Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

         Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

         Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

         Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

         Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

         Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

         Payment Date.  Each January 15 and July 15 commencing on January 15,
1999.

         Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

         Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

         Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

         Pre-Delivery Replacement Airframe.  Has the meaning set forth in
Section 2.04 of the Participation Agreement.

         Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

         Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

         Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

         Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

         Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

         Property.   Any right or interest in or to property of any kind
whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

         Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

         Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 between the Lessor and the Lessee.

         Purchase Price.  Has the meaning specified in Ancillary Agreement I.

         Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

         Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

         Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

         Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

         Refinancing.  A non-recourse loan to the Lessor arranged pursuant to
Section 15.01 of the Participation Agreement.

         Register.  Has the meaning set forth in Section 3.02 of the Indenture.

         Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

         Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

         Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

         Related Aircraft.  Each of the aircraft relating to a Related
Indenture.

         Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N679FE, N681FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

         Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing (i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

         Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

         Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

         Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

         Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

         Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

         Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

         Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

         Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

         Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

         S&P.  Standard & Poor's Ratings Group.

         Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

         SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

         Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

         Securities Act.  The Securities Act of 1933, as amended.

         Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

         Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

         Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

         Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

         Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

         Sinking Fund Redemption Date.  Has the meaning specified in Section
6.06 of the Indenture.

         Sinking Fund Redemption Price.  Has the meaning specified in Section
6.06 of the Indenture.

         Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

         Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or
(e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

         SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

         Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

         Stipulated Loss Value Determination Date.  Each date set forth on
Schedule III of the Lease.

         Subordination Agent.   First Security Bank, National Association, a
national banking association, not in its individual capacity but solely as Subordination Agent.

         Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

         Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

          Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

         Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

         Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on July 15, 2016 or July 15, 2019, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2018.

         Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

         Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

         Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

         Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

         Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15 (519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

         Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

         Trust Estate.  The Lessor's Estate.

         Trust Indenture Act.  The Trust Indenture Act of 1939, as amended.

         Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

         UCC.  Uniform Commercial Code.

         Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

         Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

         United States, U.S. or US.  The United States of America.

         U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

         U.S. Person.  A Person described in Section 7701(a)(30) of the Code.


                                 SCHEDULE III

                            PERMITTED COUNTRY LIST



            Australia                        Malaysia

            Austria                          Mexico

            Belgium                          Netherlands

            Canada                           New Zealand

            Denmark                          Norway

            Finland                          Philippines

            France                           Singapore

            Germany                          Spain

            Iceland                          Sweden

            Ireland                          Switzerland

            Japan                            United Kingdom

            Luxembourg


                                  SCHEDULE IV

                                CERTAIN AMOUNTS






Debt Portion                                                       $60,311,000
------------


Letter of Credit Maximum Stated Amount                              $5,500,000
--------------------------------------


                                  SCHEDULE V

                           MANDATORY DOCUMENT TERMS


   Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

         1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04 of the Indenture;

         2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of
               19.01, 20.01, 22.01, 22.03, 26.03, 27.01 or 27.02 of the Lease
               or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

         3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11, 17.12 or 17.13 of the
               Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation
               Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

         4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

               Notwithstanding the foregoing, any such Mandatory Document Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.

                                  SCHEDULE VI

                           MANDATORY ECONOMIC TERMS



Certificates:


Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

               Series A:   not in excess of 40%
               Series B:   not in excess of 55%
               Series C:   not in excess of 75%

Average Life:

   The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and 12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

   As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1-A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

               Series A:   may not be extended beyond January 15, 2022
               Series B:   may not be extended beyond January 15, 2019
               Series C:   may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

               Series A:   6.720%
               Series B:   6.845%
               Series C:   7.020%

Past Due Rate:             Debt Rate plus 2% per annum.

Payment Dates:             January 15 and July 15.

Make-Whole Premium:        As provided in Article V of the Indenture.

Redemption and Purchase:   As provided in the Indenture.

Lease
-----

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:        January 15 and July 15.

Minimum Rent:              Basic Rent due and payable on each Payment Date
                           shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:         Shall be sufficient to cover the sums described in
                           the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:     At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated
                           Loss Value may not be modified.

Termination Value:         At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Termination
                           Value Date may not be modified.

All-risk hull insurance:   Shall not be less than Stipulated Loss Value,
                           subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:          $300,000,000.

Past Due Rate:             As set forth in the definition thereof in Schedule
                           II to the Participation Agreement.

Participation Agreement
-----------------------

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.

                                                            EXHIBIT A(1)(a)(i)


                        [Letterhead of Federal Express]

                                                    [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

         4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing
Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

         7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(a)(ii)


                        [Letterhead of Federal Express]

                                                               [Delivery Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

         4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

         7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and
(D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

         8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

         10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]


                                                            EXHIBIT A(1)(b)(i)


                     [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture
Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof;
(D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

         2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

         3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

         4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

         (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.

                                             Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(b)(ii)


                     [Letterhead of Davis Polk & Wardwell]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

         2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

         3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

         4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

         5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

         6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

         7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of
Section 40102(a) of the Transportation Code.

         8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

         9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

         (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]


                                                                  EXHIBIT A(2)


                    [Letterhead of Ray, Quinney & Nebeker]

                                                    [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N680FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Participation Agreement;

         (b)   The Indenture;

         (c)   The Collateral Account Control Agreement; and

         (d)   The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

         2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

         3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

         4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

         5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First
   Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First
   Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.




                                             Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(3)(a)(i)


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

         5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.

                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

         We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9-106 of the Connecticut
UCC).

         For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

         As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

         We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document
(other than on behalf of the Owner Trustee and the Custodian).

         For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

         Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

         (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

         (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
   (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

         (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

         (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

         (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

         (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

         (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

         (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
   (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

         (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

         (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

         Based upon and subject to the foregoing, we are of the opinion that:

         1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

         2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

   We point out that:

       (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
   (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

         (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

         We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

         This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.


                                 Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(3)(a)(ii)


                       [Letterhead of Bingham Dana LLP]

                                                               [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security
Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent.
Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

         3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

         6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                 Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]


                                                                  EXHIBIT A(4)


                    [Letterhead of Ray, Quinney & Nebeker]


                                             [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N680FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Pass Through Trust Agreement;

         (b)   The Series Supplements;

         (c)   The Pass Through Certificates;

         (d)   The Participation Agreement;

         (e)   The Intercreditor Agreement; and

         (f)   Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number
No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

         2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

         3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

         4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

         5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the
   Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination
   Agent, as the case may be.

         6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
   (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

         9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(a)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and
(iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.


                                                               EXHIBIT A(5)(b)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.


                                                               EXHIBIT A(5)(c)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

         In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

         In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

         In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

      (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

     (ii)   all signatories thereto have been duly authorized; and

    (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.

            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

            (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and
      Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

            The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,






                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(d)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation 1998-1 Pass Through Trusts
            ------------------------------------------------------

Ladies and Gentlemen:

            We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

            In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

            In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

      (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

     (ii)   all signatories to such documents have been duly authorized; and

    (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.

            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to, KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

            (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to
      Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
      Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
      1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

            (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

            The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                                  EXHIBIT A(6)


                   [Letterhead of General Electric Company]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation Trust No. N680FE
            --------------------------------------------

      Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

      I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N680FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

            (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

            (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

      Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

            (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

            (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

            This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.


                                                Very truly yours,


                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]


                                                                  EXHIBIT A(7)


                       [Letterhead of Clifford Chance]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

      Re:   Federal Express Corporation Trust No. N680FE
            --------------------------------------------

Ladies and Gentlemen:

            We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

            This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

            Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

       (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

      (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

      (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

      (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

       (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

      (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

      (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

      (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs
             X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

      (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

         Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

   1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

   2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

   3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

   4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

   5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

   6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

   7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

         (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

         (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

   8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

   9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

         (a) the remedy of specific performance may not be available in a French court;

         (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

         (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

         (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

         (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

         (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

         (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

         (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

         (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

         (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

         (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

         In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

         We are qualified as French Avocats.

         No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.


                                       Very truly yours,


                                  SCHEDULE A


Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]


                                                                  EXHIBIT A(8)


                 [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

   Re:   Federal Express Corporation Trust No. N680FE
         --------------------------------------------

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

         The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

         We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:


         (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

         (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

         (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

         (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

         (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N680FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

         (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N680FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto: (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N680FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

         The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

         Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

         1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

         2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

         3.    the Airframe is eligible for registration under 49 U.S.C.
               Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);

         4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

         5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

         6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

         7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

         8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

         No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

         No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

         In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.


                                             Very truly yours,


                                                         Annex I

                              Certain Definitions

                        Airframe, Engines and Aircraft

         One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 794 and U.S. Registration No. N680FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___-___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").


                            Confidential Omissions

         The Lease was filed with the FAA, with (i) the Basic Rent (Schedule
II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]


                                   EXHIBIT B

          [Form of Lease Agreement - See Exhibit 4.e to this Form 8K]


                                   EXHIBIT C

            [Form of Indenture - See Exhibit 4.b.1 to this Form 8K]


                                   EXHIBIT D

          [Form of Trust Agreement - See Exhibit 4.d to this Form 8K]


                                   EXHIBIT E


                         PURCHASE AGREEMENT ASSIGNMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE)

         PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                             W I T N E S S E T H :

         WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

         WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

         WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

         WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and


         WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

         WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

         WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

         "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 794, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

         "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

         "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

         "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

         "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

         "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

         "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

         "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

         "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

         "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

         "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

         "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

         "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

         "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

         "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

         All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

         2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

   (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

   (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

   (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

   (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

   (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

   (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

   (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

         (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

         (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

         (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

         3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and
(c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

         (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

         (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

         (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

         4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

         5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

         6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

         7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

         8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except (a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

         9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

         10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

         12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in
Article 14 of the Participation Agreement.

         14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.


                           FEDERAL EXPRESS CORPORATION


                           By ________________________________________
                                Name:  Robert D. Henning
                                Title: Vice President and Treasurer



                           STATE STREET BANK AND TRUST COMPANY
                           OF CONNECTICUT, NATIONAL ASSOCIATION,
                           not in its individual capacity,
                           but solely as Lessor


                           By ________________________________________
                                Name:  Donald E. Smith
                                Title: Vice President


                                                         Execution Document


                    AIRBUS INDUSTRIE CONSENT AND AGREEMENT

         The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N680FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

        (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

         (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         The Guarantor hereby represents and warrants that:

         (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

         (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

         (D)  the Consent and Guaranty is in full force and effect.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.


Dated as of June 15, 1998


                                         AIRBUS INDUSTRIE G.I.E.


                                         By _____________________
                                            Name:
                                            Title:


                                                        Execution Document


                          AVSA CONSENT AND AGREEMENT

         The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N680FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

        (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

         (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

          (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         AVSA hereby represents and warrants that:

         (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

         (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

         (D)  the Purchase Agreement is in full force and effect as to AVSA.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998


                                        AVSA, S.A.R.L.


                                        By:_______________________
                                           Name:
                                           Title:


                                   EXHIBIT F


                          ENGINE WARRANTY ASSIGNMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE)

   Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

   A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

   B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

   C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

   D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

   E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

   All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.


                                       1

   Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.


                                       2

   Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

   A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants,
         (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

   B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

   C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

   D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

   E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to: Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

   F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

         In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

   G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

         Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.


                                       3

   The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.


                                       4

   The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.


                                       5

   If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

   This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

   In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.


                                          General Electric Company


                                          _____________________________
                                          Name:
                                          Title:



                                          Federal Express Corporation


                                          _____________________________
                                          Name:    Robert D. Henning
                                          Title:   Vice President and Treasurer



                                          State Street Bank and Trust Company
                                          of Connecticut, National Association
                                          not in its individual capacity,
                                          but solely as Owner Trustee


                                          _____________________________
                                          Name:    Donald E. Smith
                                          Title:   Vice President


                                    CONSENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N680FE)


         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and
(ii) the Lease Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N680FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 794 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

          (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

          (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.


General Electric Company



______________________________
Name:
Title:





================================================================================

                             PARTICIPATION AGREEMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE)

                            Dated as of June 15, 1998

                                      among

                          FEDERAL EXPRESS CORPORATION,
                      Lessee and Initial Owner Participant

               STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                              NATIONAL ASSOCIATION,
                         Not in Its Individual Capacity
                          Except as Otherwise Expressly
                 Set Forth Herein, but Solely as Owner Trustee,
                                  Owner Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                                Indenture Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Pass Through Trustee

                                       and

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Subordination Agent

                         ------------------------------

               LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                     SERIAL NO. 799, REGISTRATION NO. N681FE

================================================================================


                                TABLE OF CONTENTS

                                                                           Page

Initial Recitals...........................................................  1

                                    ARTICLE 1

DEFINITIONS ...............................................................  3

                                    ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                      ISSUANCE AND PURCHASE OF CERTIFICATES

Section 2.01.  Transfer of Funds. .........................................  4
Section 2.02. (a) Certificates.............................................  5
(b) Transfer of Beneficial Interest. ......................................  5
Section 2.03.  Amendments on Delivery Date or Transfer Date................  5
Section 2.04.  Event of Loss Prior to Delivery Date. ......................  7

                                    ARTICLE 3

                  PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

Section 3.01.  Lessee's Notice of Delivery Date............................  7
Section 3.02.  Commitments to Participate in Purchase Price................  7
Section 3.03.  Postponement of Delivery Date............................... 10
Section 3.04.  Closing    ................................................. 11

                                    ARTICLE 4

                              CONDITIONS PRECEDENT

Section 4.01.  Conditions Precedent (Certificate Closing Date)............. 11
Section 4.02.  Conditions Precedent (Delivery Date)........................ 19
Section 4.03.  Opinion of Special Aviation Counsel Upon Registration....... 28


                                    ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

Section 5.01.  Conditions Precedent to Lessee's Obligations................ 28

                                    ARTICLE 6

               LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 6.01.  Lessee's Representations and Warranties..................... 29
Section 6.02.  Offering by Lessee.......................................... 35
Section 6.03.  Certain Covenants of Lessee................................. 35
Section 6.04.  Survival of Representations and Warranties. ................ 43

                                    ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 7.01.  Acquisitions and Offerings of Interests in Lessor's Estate.  43
Section 7.02.  Citizenship................................................. 44
Section 7.03.  Representations, Warranties and Covenants of Owner
                    Participant............................................ 45
Section 7.04.  Representations, Covenants and Warranties of SSB and the
                    Owner Trustee.......................................... 48
Section 7.05.  Representations, Warranties and Covenants of the Indenture
                    Trustee................................................ 50
Section 7.06.  Indenture Trustee's Notice of Default....................... 52
Section 7.07.  Releases from Indenture..................................... 52
Section 7.08.  Covenant of Quiet Enjoyment................................. 52
Section 7.09.  Pass Through Trustee's Representations and Warranties. ..... 52
Section 7.10.  Survival of Representations, Warranties and Covenants....... 53
Section 7.11.  Lessee's Assumption of the Certificates. ................... 53
Section 7.12.  Indebtedness of Owner Trustee............................... 56
Section 7.13.  Compliance with Trust Agreement, Etc. ...................... 56
Section 7.14.  Subordination Agent's Representations, Warranties and
                    Covenants. ............................................ 56

                                    ARTICLE 8

                                      TAXES

Section 8.01.  Lessee's Obligation to Pay Taxes............................ 58
Section 8.02.  After-Tax Basis............................................. 63
Section 8.03.  Time of Payment............................................. 63
Section 8.04.  Contests.................................................... 64
Section 8.05.  Refunds..................................................... 66
Section 8.06.  Lessee's Reports............................................ 66
Section 8.07.  Survival of Obligations..................................... 67
Section 8.08.  Payment of Taxes............................................ 67
Section 8.09.  Reimbursements by Indemnitees Generally..................... 67

                                    ARTICLE 9

                                GENERAL INDEMNITY

Section 9.01.  Generally................................................... 67
Section 9.02.  After-Tax Basis............................................. 71
Section 9.03.  Subrogation................................................. 72
Section 9.04.  Notice and Payment.......................................... 72
Section 9.05.  Refunds..................................................... 72
Section 9.06.  Defense of Claims. ......................................... 73
Section 9.07.  Survival of Obligations..................................... 73
Section 9.08.  Effect of Other Indemnities................................. 74
Section 9.09.  Interest.................................................... 74

                                   ARTICLE 10

                                TRANSACTION COSTS

Section 10.01.  Transaction Costs and Other Costs.......................... 74

                                   ARTICLE 11

                             SUCCESSOR OWNER TRUSTEE

Section 11.01.  Appointment of Successor Owner Trustee..................... 77

                                   ARTICLE 12

         LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

Section 12.01.  Liabilities of the Owner Participant....................... 78
Section 12.02.  Interest of Holders of Certificates........................ 79

                                   ARTICLE 13

                                 OTHER DOCUMENTS

Section 13.01.  Consent of Lessee to Other Documents. ..................... 79
Section 13.02.  Further Assurances......................................... 79
Section 13.03.  Pass Through Trustee's and Subordination Agent's
                     Acknowledgment........................................ 79

                                   ARTICLE 14

                                     NOTICES

Section 14.01.  Notices.................................................... 80

                                   ARTICLE 15

                                   REFINANCING

Section 15.01.  Refinancing. .............................................. 81

                                   ARTICLE 16

                                   [RESERVED]

                                   ARTICLE 17

                                  MISCELLANEOUS

Section 17.01.  [Reserved]................................................. 83
Section 17.02.  Collateral Account......................................... 84
Section 17.03.  Counterparts............................................... 86
Section 17.04.  No Oral Modifications...................................... 86
Section 17.05.  Captions................................................... 86
Section 17.06.  Successors and Assigns. ................................... 86
Section 17.07.  Concerning the Owner Trustee, Indenture Trustee and the
                     Pass Through Trustee.................................. 86
 Section 17.08.  Severability............................................... 87
Section 17.09.  Public Release of Information.............................. 87
Section 17.10.  Certain Limitations on Reorganization...................... 87
Section 17.11.  GOVERNING LAW.............................................. 88
Section 17.12.  Section 1110 Compliance.................................... 88
Section 17.13.  Reliance of Liquidity Providers. .......................... 88

                                   ARTICLE 18

                                 CONFIDENTIALITY

Section 18.01.  Confidentiality. .......................................... 88

SCHEDULE I              Certificate Information
SCHEDULE II             Definitions
SCHEDULE III            Permitted Country List
SCHEDULE IV             Certain Amounts
SCHEDULE V              Mandatory Document Terms
SCHEDULE VI             Mandatory Economic Terms
EXHIBIT A(1)(a)(i)      Opinion of Lessee's Counsel
                        (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)     Opinion of Lessee's Counsel
                        (Delivery Date)
EXHIBIT A(1)(b)(i)      Opinion of Lessee's Special Counsel
                        (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)     Opinion of Lessee's Special Counsel
                        (Delivery Date)
EXHIBIT A(2)            Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)         Opinion of Owner Trustee's Special Counsel
                        (Certificate Closing Date)
EXHIBIT A(3)(ii)        Opinion of Owner Trustee's Special Counsel
                        (Delivery Date)
EXHIBIT A(4)            Opinion of Pass Through Trustee's and Subordination
                        Agent's Special Counsel
EXHIBIT A(5)(a)         Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)         Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)         Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)         Opinion of LC Bank's Special Counsel
EXHIBIT A(6)            Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)            Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)            Opinion of Special Aviation Counsel
EXHIBIT B               Form of Lease Agreement
EXHIBIT C               Form of Indenture
EXHIBIT D               Form of Trust Agreement
EXHIBIT E               Form of Purchase Agreement Assignment, Consent and
                        Agreement, AVSA Consent and Agreement
EXHIBIT F               Form of Engine Warranty Assignment and Engine Consent


                             PARTICIPATION AGREEMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE)

              PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").

                              W I T N E S S E T H :

              WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

              WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

              WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

              WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

              WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

              WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

              WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

              WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

              (a) on the Delivery Date, to purchase the Aircraft from AVSA;

              (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

              (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

              (d) on the Delivery Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

              (e) on the Delivery Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

              WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

              NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

              Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.

                                    ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                      ISSUANCE AND PURCHASE OF CERTIFICATES

              Section 2.01.  Transfer of Funds.

              (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

              (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

              (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

              (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

              (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

              (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

              Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

              (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

              Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

              The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

              (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

              The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

              The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

              Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.

                                    ARTICLE 3

                  PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

              Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

              Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this
Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed,
(2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and
(4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

              (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

              (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

              If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

              The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

              Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA (A300s only) to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

              (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the CutOff Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

              (c) Optional Postponement. Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

              Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                    ARTICLE 4

                              CONDITIONS PRECEDENT

              Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

              (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
     (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

              (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

              (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

              (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

              (i)     the Lease;

              (ii)    the Indenture;

              (iii)   the Purchase Agreement and the Consent and Guaranty;

              (iv)    the GTA;

              (v)     the Trust Agreement;

              (vi)    the Intercreditor Agreement;

              (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

              (viiI)  the Collateral Agreement; and

              (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

              (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

              (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

              (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

                  (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

                  (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

                  (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

                  (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

                  (v) a copy of the articles of association and by-laws and
              other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

                  (vi) such other documents, evidences, materials, and
              information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

              (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

                  (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

                  (ii) except for the matters described (i) under "Legal
              Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

                  (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

              (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

                  (i) the representations and warranties of SSB in its
              individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

                  (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

                  (iii) there are no Lessor's Liens attributable to the Owner
              Trustee or SSB and no Indenture Trustee's Liens.

              (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

                  (i) Karen M. Clayborne, Senior Vice President and General
              Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

                  (ii) Ray, Quinney & Nebeker, special counsel for the Indenture
              Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (v) Ray, Quinney & Nebeker, special counsel for the Pass
              Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

                  (vi) Ruediger Sass, General Counsel to the Liquidity
              Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

              (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

              (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

              (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

              (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

              (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

              (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

              Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

              (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

              (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

              (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

              (i)     this Agreement, as amended and restated as of the Delivery
                      Date;

              (ii)    the Lease, as amended and restated as of the Delivery
                      Date;

              (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

              (iv)    the Indenture, as amended and restated as of the Delivery
                      Date;

              (v) the Lease Supplement covering the Aircraft, dated the Delivery Date;

              (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

              (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer
                      Date);

              (viii)  the Ancillary Agreement I;

              (ix)    the Invoice;

              (x)     the Engine Warranty Assignment;

              (xi)    the Engine Consent;

              (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

              (xiiI) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

              (xiv) the Consent and Agreement and the AVSA Consent and Agreement;

     unless, in the case of each of the documents listed in clauses (i) through
     (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

              (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

                  (i) Karen M. Clayborne, Senior Vice President and General
              Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

                  (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (v) counsel for the Engine Manufacturer, in the form of
              Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (vi) Clifford Chance, special counsel for AVSA and the
              Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

                  (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

                  (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

              (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

                  (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

                  (ii) the Aircraft has been duly certificated by the
              Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

                  (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

                  (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

              (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

              (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
     Section 3.02 hereof shall have been made.

              (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

              (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

              (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

              (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

              (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

              (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

              (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

                  (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

                  (ii) except for the matters described (i) under "Legal
              Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

                  (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

              (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

                  (i) a copy of the articles of incorporation and bylaws of the
              Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

              (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

                  (i) the representations and warranties of the Owner
              Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

                  (ii) no Lessor's Liens attributable to the Owner Participant exist; and

                  (iii) no event has occurred and is continuing which
              constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

              (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

                  (i) the representations and warranties of SSB in its
              individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

                  (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

                  (iii) there are no Lessor's Liens attributable to the Owner
              Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

              (q) Release of Debt Portion. Except as set forth in the proviso to
     Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

              (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

              (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
     Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
     (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

              Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.

                                    ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

              Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i), (j)(ii)-(vii) of
Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and
(d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

                                    ARTICLE 6

               LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

              Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

              (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

              (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

              (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

              (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

              (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

              (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

              (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

              (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

              (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

              (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
     Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

              (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

              (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

              (m) with respect to ERISA:

                  (i) none of the Pension Plans (as defined at the end of this
              Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

                  (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

                  (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

                  (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;

                  (v) all Pension Plans are in compliance in all material
              respects with all applicable provisions of ERISA and the Code;

                  (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under Section 515 of ERISA;

                  (vii) to the best of the Lessee's knowledge, neither the
              Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

                  (viii) assuming the truth of the representations contained in
              Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code. No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

     as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

              (n)  the Lessee is a Citizen of the United States;

              (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

              (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

              (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

              (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

              (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

              (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

              (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

              (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

              (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

              (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

              Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

              Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

              (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

              (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

              As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

              (i) assurances satisfactory to them:

                  (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

                  (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

                  (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

                  (D) that such new country of registry (x) would provide
              substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

                  (E) that import and export certificates and any exchange
              permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

                  (F) that the Lessee shall have effected or caused to be
              effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

                  (G) to the effect that the original indemnities (and any
              additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

                  (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

                  (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

                  (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

                  (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

              (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

                  (A) that the terms (including, without limitation, the
              governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

                  (B) that it is not necessary for the Owner Participant, the
              Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

                  (C) that the courts of such jurisdiction would provide
              substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

                  (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

                  (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

                  (F) that the Owner Trustee's title to the Aircraft is
              recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

                  (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

              If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

              (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

              (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

              (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
     (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

              (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

              (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

              Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

              (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

              (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

                  (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

                  (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

                  (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

                  (D) promptly after filing with the SEC, copies of the Lessee's
              Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

                  (E) promptly upon (and in any event within five (5) Business
              Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

                  (F) from time to time, such other financial information as the
              Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

              Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

              Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.

                                    ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

              Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

              (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

              (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in Section 8.02(a) of the Indenture, shall own Certificates.

              Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this
Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

              (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

              (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

              Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this
Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

              (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

              (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

              (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
     Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

              (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

              (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

              (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

              (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

              (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

              (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

              (x) it has a consolidated tangible net worth of not less than $75,000,000.

         Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

         (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

              (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

              (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

              (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

              Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

              (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

              (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

              (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

              (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

              (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

              (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

              (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

              (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

              (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

              (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

              (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

              (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

              Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

              (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

              (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

              (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

              (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

              (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

              (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

              (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

              Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

              Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of
Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

              Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

              Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

              (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

              (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

              (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

              Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to Section 4.02(a)(A),
(D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

              (b)  In connection with such assumption:

              (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and
     (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

              (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

              (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

              (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

              (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

              (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

              (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

              Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

              Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

              Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

              (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

              (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

              (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

              (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

              (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

              (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

              (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.

              (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

              (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under
Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.

                                    ARTICLE 8

                                      TAXES

              Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

              (i) the Aircraft, the Airframe, any Engine or any Part;

              (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

              (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

              (iv) any or all of the Operative Agreements;

              (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

              (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

              (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

              (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

              (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

              (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

              (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in
     Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05,
     9.02 or 9.05 of this Agreement;

              (ii)    [Reserved];

              (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in
     Section 4.02(a) of the Lease, except that, notwithstanding anything in this
     Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in Section 8.01(a) hereof;

              (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

              (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

              (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

              (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

              (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

              (ix) [Reserved];

              (x)  any Taxes which have been included in the Purchase Price;

              (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

              (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

              (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

              (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

              Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section
8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and (y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this Section 8.02 and Section
8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

              Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

              Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

              (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

              (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this
Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder, (iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

              The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

              Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

              Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

              Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

              Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

              Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

              Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

              Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.

                                    ARTICLE 9

                                GENERAL INDEMNITY

              Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

              (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

              (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

              (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

              (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

              (v)  the Collateral Account and the Liquid Collateral;

              (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

              (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

              (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

              (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

              (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article
     17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

              (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

              (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

              (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

              (vi) [reserved];

              (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

              (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing,
     (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

              (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
     (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

              Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of
(x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this
Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this
Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

              Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

              Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

              Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this
Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this
Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

              Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

              Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.

              Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

              Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.

                                   ARTICLE 10

                                TRANSACTION COSTS

              Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement; (vi) the fees, if any, incurred in printing the Pass Through Certificates; (vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates;
(viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and
(2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

              The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.5187500000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

              (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

              (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

              (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

              (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under Section 4.03 of the Lease.

                                   ARTICLE 11

                             SUCCESSOR OWNER TRUSTEE

              Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

              (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

              (i) Such successor Owner Trustee shall be a Citizen of the United States;

              (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

              (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

              (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

              (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

              (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

              (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

                                   ARTICLE 12

         LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

              Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

              Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.

                                   ARTICLE 13

                                 OTHER DOCUMENTS

              Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

              Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

              Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.

                                   ARTICLE 14

                                     NOTICES

              Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

              (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
     (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

              (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
     Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

              (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

              (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D- 60325 Frankfurt am Main, Germany, Attention:
     Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431- 2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.

                                   ARTICLE 15

                                   REFINANCING

              Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

              (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

              Prior to the consummation of any Refinancing pursuant to this
Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

              (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

              (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

              (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

              (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

              (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

              (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

              (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

              (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

              (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

              (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.

                                   ARTICLE 16

                                   [RESERVED]


                                   ARTICLE 17

                                  MISCELLANEOUS

              Section 17.01.  [Reserved].

              Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date. In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

              (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

              (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

              (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to
Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

              (e) All amounts payable by the Lessee pursuant to this Section
17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

              (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

              (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii) (x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection (g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than May 20, 1999 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

              Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

              Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

              The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

              Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

              Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

              Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity),
(b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

              Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

              Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

              Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

              Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

              Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

              Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.

                                   ARTICLE 18

                                 CONFIDENTIALITY

              Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information
(i) to the extent required by statute, rule, regulation or judicial process,
(ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities,
(iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto, (vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this Section
18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

              IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.

                                        LESSEE:

                                        FEDERAL EXPRESS CORPORATION

                                        By:
                                           -------------------------------------
                                             Name:  Robert D. Henning
                                             Title: Vice President and Treasurer

                                        INITIAL OWNER PARTICIPANT:

                                        FEDERAL EXPRESS CORPORATION

                                        By:
                                           -------------------------------------
                                             Name:  Robert D. Henning
                                             Title: Vice President and Treasurer

                                        OWNER TRUSTEE:

                                        STATE STREET BANK AND TRUST COMPANY OF
                                        CONNECTICUT, NATIONAL ASSOCIATION,
                                        not in its individual capacity,
                                        except as otherwise expressly provided
                                        herein, but solely as Owner Trustee

                                        By:
                                           -------------------------------------
                                             Name:  Paul D. Allen
                                             Title: Vice President

                                        INDENTURE TRUSTEE:

                                        FIRST SECURITY BANK,
                                        NATIONAL ASSOCIATION,
                                        not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee

                                        By:
                                           -------------------------------------
                                             Name:  Greg A. Hawley
                                             Title: Vice President

                                        PASS THROUGH TRUSTEE:

                                        FIRST SECURITY BANK,
                                        NATIONAL ASSOCIATION,
                                        not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee

                                        By:
                                           -------------------------------------
                                             Name:  Greg A. Hawley
                                             Title: Vice President

                                        SUBORDINATION AGENT:

                                        FIRST SECURITY BANK,
                                        NATIONAL ASSOCIATION,
                                        not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent

                                        By:
                                           -------------------------------------
                                             Name:  Greg A. Hawley
                                             Title: Vice President


                                   SCHEDULE I

                             CERTIFICATE INFORMATION

1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N681FE

         Interest Rate:        6.720%
         Maturity:             January 15, 2021
         Principal Amount:     $34,489,000

2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N681FE

         Interest Rate:        6.845%
         Maturity:             January 15, 2018
         Principal Amount:     $13,271,000

3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N681FE

         Interest Rate:        7.020%
         Maturity:             January 15, 2016
         Principal Amount:     $14,489,000



                                   SCHEDULE II

                                   DEFINITIONS
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE)

GENERAL PROVISIONS

              The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

              Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

              Additional Insured. As defined in Section 13.01(c)(i) of the
Lease.

              Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

              Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

              Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

              Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

              After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

              Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

              Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

              Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including
Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N681FE and Manufacturer's serial number 799, together with two General Electric CF6-80C2-A5F engines.

              Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to
Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

              Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

              Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N681FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

              Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

              Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

              Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

              AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

              AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

              AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050- 2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

              AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

              Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

              Bankruptcy Default. An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

              Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

              Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on November 20, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

              Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

              Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

              Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

              Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N681FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

              Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

              Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

              Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

              Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

              Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

              Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

              Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

              Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in Section
3.02 of the Participation Agreement.

              Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

              Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

              Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

              Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

              CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

              Cut-Off Date.  August 18, 1999.

              Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

              Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

              Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

              Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

              Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

              EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

              Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

              Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's,
(b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A- 1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

              Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of the
Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

              Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

              Engine Manufacturer. General Electric Company, a New York corporation.

              Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, between the Lessor and the Lessee.

              ERISA. The Employee Retirement Income Security Act of 1974, as amended.

              ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

              Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

              Event of Default. Each of the events specified in Article 16 of the Lease.

              Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use (A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii)
(1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

              Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

              Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

              FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

              Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

              Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

              Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of
Section 4.03 of the Lease.

              Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

              FedEx.  Federal Express Corporation.

              Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

              Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

              Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

              French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

              FSB. First Security Bank, National Association, a national banking association.

              Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

              GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

              Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

              Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

              Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

              Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N681FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

              Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

              Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

              Indenture Event of Default. Each of the events specified in
Section 7.01 of the Indenture.

              Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

              Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

              Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

              Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

              Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

              Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

              Invoice. The invoice for the Aircraft given by AVSA to the Lessor.

              LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

              Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

              Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

              Lease. The Lease Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

              Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N681FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

              Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

              Lessee.  Federal Express Corporation, a Delaware corporation.

              Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

              Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

              Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

              Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

              Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or
(iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

              Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

              Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

              Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

              Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

              Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

              Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

              Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

              Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

              Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

              Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

              Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

              Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

              Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

              Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

              Moody's.  Moody's Investors Service, Inc.

              Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

              Non-U.S. Person.  Any Person other than a U.S. Person.

              Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

              Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

              Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

              Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or
(iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

              Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N679FE, N680FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

              Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

              (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
              Section 2.08 of the Indenture or otherwise;

              (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section
              14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

              (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

              Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

              Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

              Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

              Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

              Owner Trust.  Federal Express Corporation Trust No. N681FE.

              Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

              Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

              Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

              Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

              Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

              Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

              Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

              Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

              Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

              Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

              Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

              Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

              Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

              Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

              Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

              Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

              Pre-Delivery Replacement Airframe. Has the meaning set forth in
Section 2.04 of the Participation Agreement.

              Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

              Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

              Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

              Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

              Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

              Property. Any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible.

              Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

              Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

              Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 between the Lessor and the Lessee.

              Purchase Price. Has the meaning specified in Ancillary Agreement
I.

              Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

              Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

              Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

              Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

              Refinancing. A non-recourse loan to the Lessor arranged pursuant to Section 15.01 of the Participation Agreement.

              Register. Has the meaning set forth in Section 3.02 of the Indenture.

              Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

              Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

              Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

              Related Aircraft. Each of the aircraft relating to a Related Indenture.

              Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N679FE, N680FE, N682FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

              Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

              Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing
(i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

              Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

              Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

              Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

              Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

              Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

              Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

              Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

              Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

              Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

              S&P.  Standard & Poor's Ratings Group.

              Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

              SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

              Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

              Securities Act.  The Securities Act of 1933, as amended.

              Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

              Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

              Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

              Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

              Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

              Sinking Fund Redemption Date. Has the meaning specified in Section
6.06 of the Indenture.

              Sinking Fund Redemption Price. Has the meaning specified in
Section 6.06 of the Indenture.

              Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

              Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or (e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

              SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

              Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to
Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

              Stipulated Loss Value Determination Date. Each date set forth on
Schedule III of the Lease.

              Subordination Agent. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Subordination Agent.

              Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

              Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

              Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

              Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

              Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on January 15, 2016 or July 15, 2019, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2018.

              Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in
Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on
Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

              Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

              Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

              Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

              Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15
(519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

              Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

              Trust Estate. The Lessor's Estate.

              Trust Indenture Act. The Trust Indenture Act of 1939, as amended.

              Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

              UCC. Uniform Commercial Code.

              Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

              Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

              United States, U.S. or US.  The United States of America.

              U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

              U.S. Person. A Person described in Section 7701(a)(30) of the
Code.

                                  SCHEDULE III

                             PERMITTED COUNTRY LIST

           Australia                              Malaysia

           Austria                                Mexico

           Belgium                                Netherlands

           Canada                                 New Zealand

           Denmark                                Norway

           Finland                                Philippines

           France                                 Singapore

           Germany                                Spain

           Iceland                                Sweden

           Ireland                                Switzerland

           Japan                                  United Kingdom

           Luxembourg


                                   SCHEDULE IV

                                 CERTAIN AMOUNTS

            Debt Portion                                $62,249,000
            Letter of Credit Maximum Stated Amount       $5,500,000

                                   SCHEDULE V

                            MANDATORY DOCUMENT TERMS

     Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

              1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04
                      of the Indenture;

              2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of 19.01, 20.01, 22.01,
                      22.03, 26.03, 27.01 or 27.02 of the Lease or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

              3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11,
                      17.12 or 17.13 of the Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

              4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

                      Notwithstanding the foregoing, any such Mandatory Document
              Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.


                                   SCHEDULE VI

                            MANDATORY ECONOMIC TERMS

Certificates:

Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

                      Series A:         not in excess of 40%
                      Series B:         not in excess of 55%
                      Series C:         not in excess of 75%

Average Life:

     The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and
     12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

     As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1- A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

                      Series A:    may not be extended beyond January 15, 2022
                      Series B:    may not be extended beyond January 15, 2019
                      Series C:    may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

                      Series A:    6.720%
                      Series B:    6.845%
                      Series C:    7.020%

Past Due Rate:                 Debt Rate plus 2% per annum.

Payment Dates:                 January 15 and July 15.

Make-Whole Premium:            As provided in Article V of the Indenture.

Redemption and Purchase:       As provided in the Indenture.

Lease

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:            January 15 and July 15.

Minimum Rent:                  Basic Rent due and payable on each Payment Date
                               shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:             Shall be sufficient to cover the sums described
                               in the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:         At all times shall be equal to or greater than
                               the outstanding principal amount of the
                               Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated Loss Value may not be modified.

Termination Value:             At all times shall be equal to or greater than
                               the outstanding principal amount of the
                               Certificates together with accrued interest thereon. The interest rate payable with respect to Termination Value Date may not be modified.

All-risk hull insurance:       Shall not be less than Stipulated Loss Value,
                               subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:              $300,000,000.

Past Due Rate:                 As set forth in the definition thereof in
                               Schedule II to the Participation Agreement.

Participation Agreement

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.



                                                             EXHIBIT A(1)(a)(i)

                         [Letterhead of Federal Express]

                                                     [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

              The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

              In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

              Based on the foregoing, it is my opinion that:

              1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

              2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

              3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

              4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

              5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

              6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28,
1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

              7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

              8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

              9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

              The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

              I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

              This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.

                                                   Very truly yours,



                                   SCHEDULE A

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(1)(a)(ii)

                         [Letterhead of Federal Express]

                                                             [Delivery Date]

To the Addressees Listed on Schedule A Attached

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

              The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

              In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

              Based on the foregoing, it is my opinion that:

              1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

              2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

              3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

              4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

              5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or
(b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

              6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

              7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

              8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

              9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

              10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

              11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

              The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

              I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

              As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

              This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.

                                                          Very truly yours,



                                   SCHEDULE A

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

Owner Participant

[name of owner participant]


                                                            EXHIBIT A(1)(b)(i)

                      [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

              The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

              In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

              As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

              Based on the foregoing, it is our opinion that:

              1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents,
(iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof; (D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

              2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

              (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

              3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

              4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

              The foregoing opinions are subject to the following qualifications:

              (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

              (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

              (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

              (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.

                                                        Very truly yours,


                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(1)(b)(ii)

                      [Letterhead of Davis Polk & Wardwell]

                                                        [Delivery Date]

To Each of the Parties named on Schedule A Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

              The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

              In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

              As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

              Based on the foregoing, it is our opinion that:

              1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

              2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

              3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

              4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

              (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

              5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

              6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

              7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of Section 40102(a) of the Transportation Code.

              8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

              9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

              10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

              The foregoing opinions are subject to the following qualifications:

              (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

              (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

              (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

              (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.

                                                     Very truly yours,


                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

Owner Participant

[name of owner participant]

                                                            EXHIBIT A(2)

                     [Letterhead of Ray, Quinney & Nebeker]

                                                     [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4- 605R aircraft bearing U.S. Registration No. N681FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

              We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

              (a)     The Participation Agreement;

              (b)     The Indenture;

              (c)     The Collateral Account Control Agreement; and

              (d)     The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

              We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

              Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

              1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

              2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

              3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

              4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

              5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

              6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

              7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

              The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

              A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to (i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and (iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

              B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

              D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

              E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

              F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

              G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

              This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.

                                              Very truly yours,


                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

                                                             EXHIBIT A(3)(a)(i)

                        [Letterhead of Bingham Dana LLP]

                                                     [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

              The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

              Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

              We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

              We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

              When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

              Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

                      (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

                      (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

                      (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

                      (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

              Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

              We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by
Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

              Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

              With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

              In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

              This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

              Based upon the foregoing, we are of the opinion that:

              1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

              2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

              3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

              4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

              5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9- 402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

              6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

              7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
     (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

              8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

              9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

              10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

              11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

              12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

              13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

              14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.

                                                          Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

                                                       EXHIBIT A(3)(a)(i)

                        [Letterhead of Bingham Dana LLP]

                                                  [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

              We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in
Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9- 106 of the Connecticut UCC).

              For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

              As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

              We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document (other than on behalf of the Owner Trustee and the Custodian).

              For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

              Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

              (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

              (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
     (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

              (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

              (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

              (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

              (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

              (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

              (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
     (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

              (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

              (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

              Based upon and subject to the foregoing, we are of the opinion that:

              1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

              2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

     We point out that:

         (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
     (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

              (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

              We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

              This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.

                                Very truly yours,


                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

                                                         EXHIBIT A(3)(a)(ii)

                        [Letterhead of Bingham Dana LLP]

                                                              [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

              The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

              Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

              We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

              We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

              When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

              Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

                      (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

                      (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

                      (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

                      (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

              Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

              Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

              Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

              With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

              In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

              This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

              Based upon the foregoing, we are of the opinion that:

              1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

              2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

              3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

              4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

              5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

              6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9- 402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

              7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

              8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
     (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

              9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

              10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

              11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

              12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

              13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

              14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

              15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.

                                             Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

Owner Participant

[name of owner participant]

                                                                EXHIBIT A(4)

                     [Letterhead of Ray, Quinney & Nebeker]

                                                     [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N681FE (the "Aircraft") is being financed. This opinion is furnished pursuant to
Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

              We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

              (a)     The Pass Through Trust Agreement;

              (b)     The Series Supplements;

              (c)     The Pass Through Certificates;

              (d)     The Participation Agreement;

              (e)     The Intercreditor Agreement; and

              (f)     Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

              We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

              Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

              With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

              1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

              2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

              3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

              4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

              5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination Agent, as the case may be.

              6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

              7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

              8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
     (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

              9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.

              The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

              A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to (i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and (iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

              B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

              D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

              E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

              F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

              G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

              This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.

                                                          Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

                                                            EXHIBIT A(5)(a)

                 [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                     [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

     Re:      Federal Express Corporation 1998-1 Pass Through Trusts

Ladies and Gentlemen:

              In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

              Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

              For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

              In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

              Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

              1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

              2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

              3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

              (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

              (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

              4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

              5. Assuming the validity under New York law of the Relevant
Documents:

              (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

              (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilproze(beta)ordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

              (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

              6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

              The foregoing opinions are subject to the following qualifications:

              (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

              (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

              This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.

                                                          Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

                                                           EXHIBIT A(5)(b)

                 [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                     [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

     Re:      Federal Express Corporation 1998-1 Pass Through Trusts

Ladies and Gentlemen:

              In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

              Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

              For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

              In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

              Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

              1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

              2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

              3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

              (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

              (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

              4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

              5. Assuming the validity under New York law of the Relevant
Documents:

              (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

              (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilproze(beta)ordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

              (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

              The foregoing opinions are subject to the following qualifications:

              (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

              (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

              This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.

                                                          Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

                                                               EXHIBIT A(5)(c)

                 [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                     [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

     Re:      Federal Express Corporation 1998-1 Pass Through Trusts

Ladies and Gentlemen:

              We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

              In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

              In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

              In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

           (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

          (ii)    all signatories thereto have been duly authorized; and

         (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.

                  Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

                  The foregoing opinion is subject to the following comments and qualifications:

                  (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

                  (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

                  The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

                  At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.

                                                              Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

                                                           EXHIBIT A(5)(d)

                 [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

         Re:      Federal Express Corporation 1998-1 Pass Through Trusts

Ladies and Gentlemen:

                  We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and
(iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

                  In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

                  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

                  In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

           (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

          (ii)  all signatories to such documents have been duly authorized; and

         (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.

                  Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to,
KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

                  The foregoing opinion is subject to the following comments and qualifications:

                  (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

                  (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
         Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
         1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

                  (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

                  The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

                  This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.

                                                     Very truly yours,

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

                                                              EXHIBIT A(6)

                    [Letterhead of General Electric Company]

                                                        [Delivery Date]

To Each of the Parties named on Schedule A Hereto

         Re:      Federal Express Corporation Trust No. N681FE

         Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

         I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N681FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

         In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

         With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

                  (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

                  (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

         Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

                  (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

                  (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

                  (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

                  The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

                  This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.

                                                         Very truly yours,

                                   SCHEDULE A

Lessee

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

Owner Participant

[name of owner participant]

                                                                   EXHIBIT A(7)

                         [Letterhead of Clifford Chance]

                                                         [Delivery Date]

To the Parties Named on Schedule A attached hereto

         Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

                  We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

                  This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

                  Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

          (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

         (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

         (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

         (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

          (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

         (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

         (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

         (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

         (ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

         (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

         (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

              Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

     1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

     2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

     3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

     4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

     5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

     6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

     7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

              (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

              (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

     8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

     9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

              (a) the remedy of specific performance may not be available in a French court;

              (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

              (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

              (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

              (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

              (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

              (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

              (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

              (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

              (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

              (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

              (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax
                      Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

              In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

              We are qualified as French Avocats.

              No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.

                                              Very truly yours,



                                   SCHEDULE A

Lessee

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

Owner Participant

[name of owner participant]

                                                                 EXHIBIT A(8)

                  [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

     Re:      Federal Express Corporation Trust No. N681FE

Ladies and Gentlemen:

              This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

              The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

              We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:

              (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

              (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

              (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

              (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

              (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N681FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

              (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N681FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto:
                      (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N681FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

              The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

              Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

              1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

              2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

              3.      the Airframe is eligible for registration under 49 U.S.C.
                      Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);

              4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except
                      (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and
                      (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

              5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

              6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C. Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C. Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

              7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

              8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

              No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

              No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

              In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.

                                        Very truly yours,

                                                              Annex I

                               Certain Definitions

                         Airframe, Engines and Aircraft

              One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 799 and U.S. Registration No. N681FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___- ___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").

                             Confidential Omissions

              The Lease was filed with the FAA, with (i) the Basic Rent (Schedule II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule
V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.

                                   SCHEDULE A

Lessee and Initial Owner Participant

Federal Express Corporation

Owner Trustee

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent

First Security Bank, National Association

Underwriters

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider

Kreditanstalt fur Wiederaufbau

Owner Participant

[name of owner participant]

                                    EXHIBIT B

           [Form of Lease Agreement - See Exhibit 4.e to this Form 8K]

                                    EXHIBIT C

             [Form of Indenture - See Exhibit 4.b.1 to this Form 8K]

                                    EXHIBIT D

           [Form of Trust Agreement - See Exhibit 4.d to this Form 8K]

                                    EXHIBIT E

                          PURCHASE AGREEMENT ASSIGNMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE)

              PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                              W I T N E S S E T H :

              WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

              WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

              WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

              WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and

              WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

              WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

              WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

              NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

              1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

              "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 799, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

              "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

              "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

              "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

              "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

              "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

              "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

              "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

              "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

              "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

              "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

              "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

              "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

              "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

              "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

              All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

              2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

     (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

     (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

     (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

     (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

     (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

     (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

     (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

              (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

              (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

              (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

              3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and (c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

              (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

              (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

              (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

              4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

              5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

              6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

              7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

              8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except
(a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

              9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

              10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

              11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

              12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

              13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in Article 14 of the Participation Agreement.

              14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

              IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.

                                        FEDERAL EXPRESS CORPORATION

                                        By _____________________________________
                                             Name:  Robert D. Henning
                                             Title: Vice President and Treasurer

                                        STATE STREET BANK AND TRUST COMPANY
                                        OF CONNECTICUT, NATIONAL ASSOCIATION,
                                        not in its individual capacity,
                                        but solely as Lessor

                                        By _____________________________________
                                             Name:  Donald E. Smith
                                             Title: Vice President




                     AIRBUS INDUSTRIE CONSENT AND AGREEMENT

              The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N681FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

                 (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

                (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

               (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

                (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

              The Guarantor hereby represents and warrants that:

              (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

              (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

              (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

              (D) the Consent and Guaranty is in full force and effect.

              THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998

                                                  AIRBUS INDUSTRIE G.I.E.

                                                  By _____________________
                                                     Name:
                                                     Title:




                           AVSA CONSENT AND AGREEMENT

              The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N681FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

                 (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

                (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

               (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

                (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

                 (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

              AVSA hereby represents and warrants that:

              (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

              (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

              (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

              (D) the Purchase Agreement is in full force and effect as to AVSA.

              THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998

                                        AVSA, S.A.R.L.

                                        By:_______________________
                                           Name:
                                           Title:


                                    EXHIBIT F

                           ENGINE WARRANTY ASSIGNMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE)

     Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

     A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

     B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

     C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

     D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

     E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

     All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.

                                       1

     Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.

                                        2

     Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

     A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

     B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

     C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

     D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further ------- extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

     E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to:
              Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

     F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

              In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

     G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

              Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.

                                        3

     The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.

                                        4

     The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.

                                        5

     If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

     This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

     In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.

General Electric Company

-----------------------------------
Name:
Title:

Federal Express Corporation

-----------------------------------
Name:  Robert D. Henning
Title: Vice President and Treasurer

State Street Bank and Trust Company
of Connecticut, National Association
not in its individual capacity,
but solely as Owner Trustee

-----------------------------------
Name:  Donald E. Smith
Title: Vice President



                                     CONSENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N681FE)

         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and (ii) the Lease Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N681FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 799 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

           (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

           (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

General Electric Company

------------------------------
Name:
Title:


-------------------------------------------------------------------------------
                            PARTICIPATION AGREEMENT

                 (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE)

                           Dated as of June 15, 1998

                                     among

                          FEDERAL EXPRESS CORPORATION,
                      Lessee and Initial Owner Participant

              STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT,
                             NATIONAL ASSOCIATION,
                         Not in Its Individual Capacity
                         Except as Otherwise Expressly
                 Set Forth Herein, but Solely as Owner Trustee,
                                 Owner Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                               Indenture Trustee

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Pass Through Trustee

                                      and

                   FIRST SECURITY BANK, NATIONAL ASSOCIATION,
                              Subordination Agent

                         ______________________________

               LEVERAGED LEASE OF ONE AIRBUS A300F4-605R AIRCRAFT
                    SERIAL NO. 800, REGISTRATION NO. N682FE
-------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                          Page

Initial Recitals...........................................................  1

                                   ARTICLE 1

   DEFINITIONS.............................................................  3

                                   ARTICLE 2

                    ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

   Section 2.01.  Transfer of Funds........................................  4
   Section 2.02. (a) Certificates..........................................  5
   (b) Transfer of Beneficial Interest.....................................  5
   Section 2.03.  Amendments on Delivery Date or Transfer Date.............  5
   Section 2.04.  Event of Loss Prior to Delivery Date.....................  7

                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

   Section 3.01.  Lessee's Notice of Delivery Date.........................  7
   Section 3.02.  Commitments to Participate in Purchase Price.............  7
   Section 3.03.  Postponement of Delivery Date............................ 10
   Section 3.04.  Closing.................................................. 11

                                   ARTICLE 4

                              CONDITIONS PRECEDENT

   Section 4.01.  Conditions Precedent (Certificate Closing Date).......... 11
   Section 4.02.  Conditions Precedent (Delivery Date)..................... 19
   Section 4.03.  Opinion of Special Aviation Counsel Upon Registration.... 28

                                   ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

   Section 5.01.  Conditions Precedent to Lessee's Obligations............. 28

                                   ARTICLE 6

              LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 6.01.  Lessee's Representations and Warranties.................. 29
   Section 6.02.  Offering by Lessee....................................... 35
   Section 6.03.  Certain Covenants of Lessee.............................. 35
   Section 6.04.  Survival of Representations and Warranties............... 43

                                   ARTICLE 7

           OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

   Section 7.01.  Acquisitions and Offerings of Interests in Lessor's
                  Estate................................................... 43
   Section 7.02.  Citizenship.............................................. 44
   Section 7.03.  Representations, Warranties and Covenants of Owner
                  Participant.............................................. 45
   Section 7.04.  Representations, Covenants and Warranties of SSB
                  and the Owner Trustee.................................... 48
   Section 7.05.  Representations, Warranties and Covenants of the Indenture
                  Trustee.................................................. 50
   Section 7.06.  Indenture Trustee's Notice of Default.................... 52
   Section 7.07.  Releases from Indenture.................................. 52
   Section 7.08.  Covenant of Quiet Enjoyment.............................. 52
   Section 7.09.  Pass Through Trustee's Representations and Warranties.... 52
   Section 7.10.  Survival of Representations, Warranties and Covenants.... 53
   Section 7.11.  Lessee's Assumption of the Certificates.................. 53
   Section 7.12.  Indebtedness of Owner Trustee............................ 56
   Section 7.13.  Compliance with Trust Agreement, Etc..................... 56
   Section 7.14.  Subordination Agent's Representations, Warranties
                  and Covenants............................................ 56

                                   ARTICLE 8

                                     TAXES

   Section 8.01.  Lessee's Obligation to Pay Taxes......................... 58
   Section 8.02.  After-Tax Basis.......................................... 63
   Section 8.03.  Time of Payment.......................................... 63
   Section 8.04.  Contests................................................. 64
   Section 8.05.  Refunds.................................................. 66
   Section 8.06.  Lessee's Reports......................................... 66
   Section 8.07.  Survival of Obligations.................................. 67
   Section 8.08.  Payment of Taxes......................................... 67
   Section 8.09.  Reimbursements by Indemnitees Generally.................. 67

                                   ARTICLE 9

                               GENERAL INDEMNITY

   Section 9.01.  Generally................................................ 67
   Section 9.02.  After-Tax Basis.......................................... 71
   Section 9.03.  Subrogation.............................................. 72
   Section 9.04.  Notice and Payment....................................... 72
   Section 9.05.  Refunds.................................................. 72
   Section 9.06.  Defense of Claims........................................ 73
   Section 9.07.  Survival of Obligations.................................. 73
   Section 9.08.  Effect of Other Indemnities.............................. 74
   Section 9.09.  Interest................................................. 74

                                  ARTICLE 10

                               TRANSACTION COSTS

   Section 10.01.  Transaction Costs and Other Costs....................... 74

                                  ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

   Section 11.01.  Appointment of Successor Owner Trustee.................. 77

                                  ARTICLE 12

        LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

   Section 12.01.  Liabilities of the Owner Participant.................... 78
   Section 12.02.  Interest of Holders of Certificates..................... 79

                                  ARTICLE 13

                                OTHER DOCUMENTS

   Section 13.01.  Consent of Lessee to Other Documents.................... 79
   Section 13.02.  Further Assurances...................................... 79
   Section 13.03.  Pass Through Trustee's and Subordination Agent's
                   Acknowledgment.......................................... 79

                                  ARTICLE 14

                                    NOTICES

   Section 14.01.  Notices................................................. 80

                                  ARTICLE 15

                                  REFINANCING

   Section 15.01.  Refinancing............................................. 81

                                   ARTICLE 16

                                   [RESERVED]


                                   ARTICLE 17

                                 MISCELLANEOUS

   Section 17.01.  [Reserved].............................................. 83
   Section 17.02.  Collateral Account...................................... 84
   Section 17.03.  Counterparts............................................ 86
   Section 17.04.  No Oral Modifications................................... 86
   Section 17.05.  Captions................................................ 86
   Section 17.06.  Successors and Assigns.................................. 86
   Section 17.07.  Concerning the Owner Trustee, Indenture Trustee and
                   the Pass Through Trustee................................ 86
   Section 17.08.  Severability............................................ 87
   Section 17.09.  Public Release of Information........................... 87
   Section 17.10.  Certain Limitations on Reorganization................... 87
   Section 17.11.  GOVERNING LAW........................................... 88
   Section 17.12.  Section 1110 Compliance................................. 88
   Section 17.13.  Reliance of Liquidity Providers......................... 88

                                  ARTICLE 18

                                CONFIDENTIALITY

   Section 18.01.  Confidentiality......................................... 88

SCHEDULE I             Certificate Information
SCHEDULE II            Definitions
SCHEDULE III           Permitted Country List
SCHEDULE IV            Certain Amounts
SCHEDULE V             Mandatory Document Terms
SCHEDULE VI            Mandatory Economic Terms
EXHIBIT A(1)(a)(i)     Opinion of Lessee's Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(a)(ii)    Opinion of Lessee's Counsel
                       (Delivery Date)
EXHIBIT A(1)(b)(i)     Opinion of Lessee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(1)(b)(ii)    Opinion of Lessee's Special Counsel
                       (Delivery Date)
EXHIBIT A(2)           Opinion of Indenture Trustee's Special Counsel
EXHIBIT A(3)(i)        Opinion of Owner Trustee's Special Counsel
                       (Certificate Closing Date)
EXHIBIT A(3)(ii)       Opinion of Owner Trustee's Special Counsel
                       (Delivery Date)
EXHIBIT A(4)           Opinion of Pass Through Trustee's and Subordination
                       Agent's Special Counsel
EXHIBIT A(5)(a)        Opinion of Liquidity Provider's Counsel
EXHIBIT A(5)(b)        Opinion of LC Bank's Counsel
EXHIBIT A(5)(c)        Opinion of Liquidity Provider's Special Counsel
EXHIBIT A(5)(d)        Opinion of LC Bank's Special Counsel
EXHIBIT A(6)           Opinion of Engine Manufacturer's Counsel
EXHIBIT A(7)           Opinion of Manufacturer's and AVSA's Counsel
EXHIBIT A(8)           Opinion of Special Aviation Counsel
EXHIBIT B              Form of Lease Agreement
EXHIBIT C              Form of Indenture
EXHIBIT D              Form of Trust Agreement
EXHIBIT E              Form of Purchase Agreement Assignment, Consent and
                       Agreement, AVSA Consent and Agreement
EXHIBIT F              Form of Engine Warranty Assignment and Engine Consent


                            PARTICIPATION AGREEMENT
                 (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE)

         PARTICIPATION AGREEMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE) dated as of June 15, 1998 (this "Agreement") among FEDERAL EXPRESS CORPORATION, a Delaware corporation (herein, together with its successors and permitted assigns, the "Lessee" and the "Initial Owner Participant"), STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as owner trustee under the Trust Agreement referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Owner Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as indenture trustee under the Indenture referred to below (in such capacity as trustee, together with its successors and permitted assigns, the "Indenture Trustee"), FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as pass through trustee of three separate Pass Through Trusts (in such capacity as trustee, together with its successors and permitted assigns, the "Pass Through Trustee"), and FIRST SECURITY BANK, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity, except as otherwise expressly stated herein, but solely as subordination agent (in such capacity as trustee, together with its successors and permitted assigns, the "Subordination Agent").

                             W I T N E S S E T H :

         WHEREAS, capitalized terms used herein shall have the respective meanings set forth or referred to in Article 1 hereof.

         WHEREAS, the Initial Owner Participant has entered into the Trust Agreement with the Owner Trustee in its individual capacity, substantially in the form of Exhibit D hereto, pursuant to which Trust Agreement the Owner Trustee agrees, among other things, to hold the Lessor's Estate for the benefit of the Initial Owner Participant on the terms specified in the Trust Agreement, subject to the Lien of the Indenture.

         WHEREAS, on the Pass Through Closing Date, a closing will occur with respect to the public offering of Pass Through Certificates issued by each Pass Through Trust, an allocable amount of the proceeds of which offering will be used by the Pass Through Trustee to purchase for each such Pass Through Trust the Certificates of the Series and Maturity applicable thereto.

         WHEREAS, on the Certificate Closing Date, the Owner Trustee and the Indenture Trustee will enter into the Indenture for the benefit of the Pass Through Trustee, pursuant to which the Owner Trustee is issuing the Certificates to the Subordination Agent on behalf of the Pass Through Trustee as evidence of the loans made by the Pass Through Trustee to the Owner Trustee, the proceeds of which loans will be deposited by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account.

         WHEREAS, concurrently with the execution and delivery hereof, (i) the Liquidity Provider will enter into two revolving credit agreements (each, a "Liquidity Facility"), one for the benefit of the holders of Pass Through Certificates of each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates, with the Subordination Agent, as agent for the Pass Through Trustee on behalf of each such Pass Through Trust; and (ii) the Pass Through Trustee, each Liquidity Provider and the Subordination Agent will enter into the Intercreditor Agreement.

         WHEREAS, the Certificates will be held by the Subordination Agent pursuant to the Intercreditor Agreement on behalf of the Pass Through Trustee for each of the Pass Through Trusts.

         WHEREAS, all of the outstanding Certificates will be secured by the Liquid Collateral prior to the Delivery Date, and any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date will be secured by the Liquid Collateral up to and including the Series C Prepayment Date.

         WHEREAS, pursuant to the terms of the Trust Agreement, the Owner Trustee will be authorized and directed by the Initial Owner Participant:

         (a)   on the Delivery Date, to purchase the Aircraft from AVSA;

         (b) on the Certificate Closing Date, to execute and deliver the Lease substantially in the form of Exhibit B hereto, pursuant to which, subject to the terms and conditions set forth in said Lease, the Owner Trustee agrees to lease to the Lessee, and the Lessee agrees to lease from the Owner Trustee, the Aircraft on the Delivery Date, such lease to be effected by the execution and delivery on the Delivery Date of a Lease Supplement, in the form of Exhibit A to the Lease, covering the Aircraft and incorporating by reference all of the terms of the Lease;

         (c) on the Certificate Closing Date, to execute and deliver the Indenture, substantially in the form of Exhibit C hereto, for the benefit of the Holders from time to time of the Certificates, pursuant to which the Owner Trustee agrees, among other things, (A) to deposit, mortgage and pledge with the Indenture Trustee, as part of the Trust Indenture Estate, all of the Lessor's Estate but not Excepted Payments, (B) on the Certificate Closing Date, to issue Certificates substantially in the form set forth in Exhibit B to the Indenture, the proceeds of the sale of which will be held by the Indenture Trustee on behalf of the Owner Trustee in the Collateral Account until released in accordance with the terms hereof and of the Indenture, and (C) on the Delivery Date, to execute and deliver the Indenture and Security Agreement Supplement, substantially in the form of Exhibit A to the Indenture, covering the Aircraft and supplementing the Indenture;

         (d) on the Certificate Closing Date, to execute and deliver the Purchase Agreement Assignment, whereby the Lessee assigns to the Owner Trustee the right to purchase the Aircraft from AVSA and certain of the Lessee's rights and interests under the Purchase Agreement and the Consent and Guaranty to the extent that the same relate to the Aircraft (except to the extent reserved in said Purchase Agreement Assignment), which Purchase Agreement Assignment is to include as an annex a Consent and Agreement executed by the Manufacturer and the AVSA Consent and Agreement executed by AVSA, said Purchase Agreement Assignment, Consent and Agreement and AVSA Consent and Agreement to be substantially in the form of Exhibit E hereto; and

         (e) on the Certificate Closing Date, to execute and deliver the Engine Warranty Assignment, whereby the Lessee assigns to the Owner Trustee certain of the Lessee's rights and interests under the GTA to the extent that the same relate to the Engines (except to the extent reserved in the Engine Warranty Assignment), which Engine Warranty Assignment is to include as an annex an Engine Consent executed by the Engine Manufacturer, said Engine Warranty Assignment and Engine Consent to be substantially in the form of Exhibit F hereto.

         WHEREAS, on the Delivery Date pursuant to and subject to the terms and conditions of this Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty, the Owner Trustee will purchase, and receive title to, the Aircraft from AVSA and lease the Aircraft to the Lessee pursuant to the Lease.

         NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

         Unless otherwise specifically provided herein, the definitions set forth in Schedule II hereto are incorporated herein for all purposes of this Agreement and shall be equally applicable to both the singular and the plural forms of the terms so defined.

                                   ARTICLE 2

                     ISSUANCE OF PASS THROUGH CERTIFICATES;
                     ISSUANCE AND PURCHASE OF CERTIFICATES

         Section 2.01.  Transfer of Funds.

         (a) On or before the Pass Through Closing Date, the Pass Through Trustee and the Lessee, in accordance with the Pass Through Agreement, shall enter into the Series Supplements, and, subject to the terms and conditions set forth therein, on the Pass Through Closing Date (i) the Lessee shall direct the Underwriters to execute a wire transfer or intra-bank transfer to the Pass Through Trustee in the amount of the total proceeds payable pursuant to the Underwriting Agreement with respect to the Pass Through Certificates and (ii) the Pass Through Trustee shall deliver the Pass Through Certificates to the Underwriters upon receipt by the Pass Through Trustee of such proceeds.

         (b) Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, on behalf of each Pass Through Trust, from an allocable amount of the proceeds of the sale of the related Pass Through Certificates, the Pass Through Trustee shall purchase the Certificates specified for such Pass Through Trust on Schedule I hereto. For each Pass Through Trust, the Pass Through Trustee shall pay an amount equal to the principal amount of Certificates of the Series and Maturity that relates to such Pass Through Trust, which amounts in the aggregate shall equal the aggregate principal amount of the Certificates as specified in Section 2.04 of the Indenture. The aggregate amount payable by the Pass Through Trustee pursuant to this Section 2.01(b) shall be payable by wire transfer or intra-bank transfer to the Indenture Trustee on behalf of the Owner Trustee.

         (c) On the Certificate Closing Date, the Indenture Trustee shall, on behalf of the Owner Trustee, deposit, by wire transfer or intra-bank transfer, the amounts received by it pursuant to Section 2.01(b) hereof in the Collateral Account pursuant to the Indenture.

         (d) On the Certificate Closing Date, the LC Bank shall issue the Letter of Credit.

         (e) On the Certificate Closing Date concurrently with the events specified in Section 2.01(b) hereof, the parties hereto shall execute and deliver, to the extent they are parties thereto, and consent to the execution and delivery of (if they are not parties thereto), the Lease (other than the Lease Supplement), the Indenture (other than the Indenture and Security Agreement Supplement), and the other documents listed in Section 4.01(d) hereof, and the Owner Trustee shall execute and deliver to the Indenture Trustee for authentication, and the Indenture Trustee shall authenticate and deliver to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, upon the request of the Owner Trustee, the Certificates as provided in Section 2.02 hereof.

         (f) The Closings shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

         Section 2.02. (a) Certificates. Subject to the satisfaction or waiver of the conditions set forth herein, on the Certificate Closing Date, the Initial Owner Participant will instruct the Owner Trustee to execute and deliver to the Indenture Trustee, and the Indenture Trustee shall authenticate and deliver, upon the request of the Owner Trustee, to the Subordination Agent on behalf of the Pass Through Trustee for each of the Pass Through Trusts, the Certificates specified for such Pass Through Trust on Schedule I attached hereto, which (i) shall be issued in the principal amount and in the Series and Maturity set forth for such Certificate in Schedule I hereto, (ii) shall bear interest at the interest rate set forth for such Certificate in Schedule I hereto, (iii) shall be issued in such form and on such terms as are specified in the Indenture, (iv) shall be dated and authenticated on the Certificate Closing Date and shall bear interest from the Certificate Closing Date and (v) shall be registered in the name of the Subordination Agent on behalf of the Pass Through Trustee for such Pass Through Trust.

         (b) Transfer of Beneficial Interest. If on a date prior to the Delivery Date, the Lessee shall have identified one or more Owner Participants ready, willing and able to acquire the Beneficial Interest of the Initial Owner Participant in consideration for such Owner Participant's or Owner Participants' agreement to participate in the Lessor's payment of the Purchase Price for the Aircraft on the Delivery Date, the Initial Owner Participant shall transfer its Beneficial Interest to such Owner Participant or Owner Participants on such date (the "Transfer Date"). On the Transfer Date, the document amendments contemplated by Section 2.03(a) hereof (subject to the limitations set forth in such Section) shall be effected and such amended documents delivered.

         Section 2.03. Amendments on Delivery Date or Transfer Date. (a) Amendment and Restatement of Certain Documents. Upon any transfer by the Initial Owner Participant of its Beneficial Interest on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), the parties hereto shall enter into amendments and restatements of the Trust Agreement, the Lease, the Indenture and this Agreement, which amendments and restatements shall reflect such changes as shall have been requested by the Owner Participant, agreed to by the Lessee and, if modified in any material respect, as to which Rating Agency Confirmation shall have been obtained from each Rating Agency by the Lessee (to be delivered by the Lessee to the Pass Through Trustee on or before the Delivery Date or the Transfer Date, as the case may be); provided, however, that in any event such amended and restated documents shall not vary the Mandatory Economic Terms and shall contain the Mandatory Document Terms.

         The Lessee agrees to furnish to each Liquidity Provider and to Milbank, Tweed, Hadley & McCloy (the initial Liquidity Provider's special New York counsel) at its New York office, attention: Drew S. Fine, as soon as practicable but in no event less than 7 Business Days prior to the estimated Delivery Date (or, if earlier, the estimated Transfer Date), true and complete copies of drafts of any such amended and restated Participation Agreement, amended and restated Lease Agreement and amended and restated Indenture. The Lessee further agrees to furnish to each Liquidity Provider and to the counsel identified in the preceding sentence (i) each and every subsequent draft of such documents and (ii) promptly following the execution thereof, true and complete copies of such documents.

         (b) Amendments to Certain Schedules. The percentages of Basic Rent, Stipulated Loss Value and Termination Value set forth on Schedules II, III and IV, respectively, of the Lease, the EBO Price and the schedule of principal payments on the Certificates set forth in Section 6.06 of the Indenture and
Schedule I to each Certificate on the Certificate Closing Date have been calculated based upon a hypothetical owner's economic return and certain assumptions regarding the Delivery Date, Transaction Costs, tax law, Basic
Term and certain other items (the "Assumptions"). If the Initial Owner Participant transfers its Beneficial Interest to one or more Owner
Participants on the Delivery Date (as contemplated by Section 3.02(a) hereof (or, if earlier, the Transfer Date), then, no later than 20 days following the Delivery Date (the "Reoptimization Date"), the Owner Trustee may elect to amend such Schedules to reflect the actual Owner's or Owners' Economic Return and any changes to the Assumptions. In connection with any such amendments, the Owner Trustee may increase or decrease the aggregate principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture, and may prepay part of the remaining Series C Certificates on the Series C Prepayment Date.

         The Lessee, on behalf of the Owner Trustee, shall provide written notice to the Indenture Trustee on the Reoptimization Date and any Adjustment Date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture and of the aggregate principal amount of the Series C Certificates, if any, which shall then be subject to prepayment on the Series C Prepayment Date pursuant to this Section 2.03(b). On the Reoptimization Date, any Adjustment Date, and on the Series C Prepayment Date in the event of any prepayment of such Series C Certificates, the Owner Trustee shall deliver and the Subordination Agent on behalf of the Pass Through Trustee of each Pass Through Trust shall accept delivery of an amended Schedule I to each Certificate containing such changed principal installments.

            The Owner Trustee will give not less than 10 days' notice of the Reoptimization Date. Any amendment to such Schedules shall not vary the Mandatory Economic Terms and on the Reoptimization Date the Lessee shall deliver a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other authorized officer of the Lessee certifying to such effect. If the Reoptimization Date or any Adjustment Date occurs later than the Delivery Date, the Lessee shall cause any required filing and recording of the affected documents with the Aeronautics Authority to be effected on such date.

         Section 2.04. Event of Loss Prior to Delivery Date. If, prior to delivery of the initial Lease Supplement, an Event of Loss occurs with respect to the Airframe initially contemplated to be sold by AVSA to the Owner Trustee as provided herein and to be leased under the Lease, the Lessee shall have the right at any time up to and including the Cut-Off Date by written notice to the Lessor and the Indenture Trustee to elect to substitute such Airframe with another airframe (the "Pre-Delivery Replacement Airframe"), provided, that the Pre-Delivery Replacement Airframe shall be an Airbus A300-600 series airframe manufactured no earlier than January 1, 1997 having a value, remaining useful life and utility at least equal to the Airframe with respect to which such Event of Loss has occurred. Upon the Lessee's election to replace the Airframe suffering an Event of Loss with the Pre-Delivery Replacement Airframe, the Pre-Delivery Replacement Airframe shall become the Airframe for purposes of the Operative Agreements.


                                   ARTICLE 3

                 PARTICIPATION IN INVESTMENT ON DELIVERY DATE;
                              DELIVERY OF AIRCRAFT

         Section 3.01. Lessee's Notice of Delivery Date. The Lessee agrees to give the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee at least three (3) Business Days' written or facsimile notice prior to the Delivery Date (which notice shall be effective only if received not later than 10:00 a.m. (New York City time) on the date that is at least three (3) Business Days prior to the Delivery Date), which Delivery Notice shall specify the amount of the Purchase Price, the amount of the Owner Participant's Commitment, the Debt Portion, the Delivery Date for the Aircraft, the serial number of the Airframe and each Engine, and the Aeronautics Authority registration number for the Aircraft.

         Section 3.02. Commitments to Participate in Purchase Price. (a) Participation in Purchase Price. Subject to the terms and conditions of this Agreement, on the Delivery Date, (i) subject to the proviso to this Section 3.02(a), the Indenture Trustee agrees to release the Debt Portion or such lesser amount as may then be held in the Collateral Account together with the Lessee Shortfall (as defined in clause (iii) below), if any, to the Owner Trustee for application to the Purchase Price as provided below, (ii) unless previously transferred on the Transfer Date, the Initial Owner Participant agrees to transfer its Beneficial Interest to the Owner Participant in consideration for the Owner Participant's participation in the Lessor's payment of the Purchase Price through an investment in the Lessor's Estate in an amount equal to the amount set forth in Ancillary Agreement I, (iii) subject to the proviso to this Section 3.02(a), the Lessee agrees to pay to the Indenture Trustee the excess, if any, of (I) the Debt Portion over (II) such amount as may then be held in the Collateral Account (the "Lessee Shortfall") as provided in Section 17.02(a) hereof, and (iv) pursuant to the Purchase Agreement as assigned pursuant to the Purchase Agreement Assignment, AVSA shall sell the Aircraft to the Owner Trustee and the Owner Trustee shall immediately thereafter lease the Aircraft to the Lessee pursuant to the Lease. In consideration for the assignment to the Owner Trustee by the Lessee under the Purchase Agreement Assignment of the Lessee's right to purchase the Aircraft for the remaining balance due under the Purchase Agreement and for the transfer of title to the Aircraft from AVSA to the Owner Trustee, the following cash payments will be made by wire transfer of immediately available funds on the Delivery Date: (A) by the Owner Trustee to AVSA, an amount equal to the remaining balance due to AVSA under the Purchase Agreement for the Aircraft, as evidenced by the Invoice, (B) by the Owner Trustee to the Lessee, an amount equal to the Purchase Price minus the cash payment to AVSA pursuant to clause (A) above, and (C) by the Indenture Trustee, on behalf of the Owner Trustee, if the Indenture Trustee is so instructed by the Lessee, to one or more Outstanding C Accounts, the excess (or a portion of the excess) of any amounts then held in the Collateral Account over the Debt Portion; provided, however, that if (1) the Delivery Date has been postponed, (2) the investments contemplated by Section 2.14(b) of the Indenture have been made, (3) such investments do not mature on the rescheduled Delivery Date and (4) the Lessee elects not to break such investments, then the Indenture Trustee shall not release amounts in the Collateral Account to the Owner Trustee and the Lessee shall accept as payment of the Purchase Price by the Owner Trustee an amount equal to the Owner Participant's Commitment and the Indenture Trustee shall pay to the Lessee at the end of the applicable investment period referred to in Section 2.14(b) of the Indenture an amount equal to the Debt Portion or such lesser amount as may then be held in the Collateral Account. After the Delivery Date, any amounts remaining in the Collateral Account shall secure the Secured Obligations relating to any Series C Certificates outstanding after the Delivery Date that are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture.

         (b) No Obligation to Increase Commitments; Delayed Delivery. (i) If the Indenture Trustee shall default in its obligation to make the amount of its Debt Portion available pursuant hereto, the Owner Participant shall have no obligation to make any portion of such Debt Portion available or to increase the amount of its Commitment, but the obligations of the Owner Participant shall nevertheless remain subject to the terms and conditions of this Agreement.

         (ii) Subject to the provisions of Section 3.03 hereof, if the closing of the transactions contemplated by the Operative Agreements shall not have been consummated by 2:00 p.m. (New York City time), or such earlier time as directed by the Lessee, on the Scheduled Delivery Date, the Owner Trustee shall, if instructed in writing by the Lessee, at the risk and expense of the Lessee, use its reasonable best efforts to cause the Owner Participant's Commitment to be invested and reinvested to the extent practicable at the direction received by it from the Lessee (with a copy to the Owner Participant), at the risk of the Lessee, in Permitted Investments consisting of either commercial paper or time deposits; provided, however, that in the absence of instructions by 2:00 p.m. (New York City time) the Owner Trustee shall use its reasonable best efforts to cause such amount or the proceeds thereof to be invested and reinvested to the extent practicable in overnight Eurodollar time deposits. Earnings on any such investments shall be applied to the Lessee's payment obligations, if any, to the Owner Participant pursuant to the next succeeding paragraph, and the balance, if any, of such earnings remaining after such application shall be paid in accordance with the Lessee's written instructions.

         If for any reason (i) the Operative Agreements shall not be executed and delivered by the respective parties thereto and/or the delayed Delivery Date shall not occur (whether by reason of a failure to meet a condition precedent thereto set forth in Article 4 hereof or otherwise) on or before the third Business Day after the Scheduled Delivery Date (or earlier if requested by the Owner Participant) or, if earlier, the Cut-Off Date, or (ii) the Lessee has notified the Owner Trustee (with a copy to the Owner Participant) prior to 2:00 p.m. (New York City time) on any date after the Scheduled Delivery Date that it does not intend to go forward to close the transactions contemplated hereby for such Delivery Date, the Owner Participant may cancel any funding arrangements made to fund its Commitment on the Scheduled Delivery Date but the Owner Participant's Commitment hereunder with respect to the Aircraft shall not be terminated thereby until the Cut-Off Date, whereupon the Owner Participant's Commitment hereunder shall terminate. On such third Business
Day (or such earlier date) or the Cut-Off Date, as the case may be, or the earliest practicable Business Day thereafter, the Owner Trustee shall return the amounts held by it hereunder to the Owner Participant, provided that the Owner Trustee shall have had a reasonable time to liquidate any Permitted Investments it has been authorized to invest in pursuant to the preceding paragraph and to obtain the proceeds therefrom in funds of the type originally received, and the Lessee shall pay interest on such funds to the Owner Participant at the full-term implicit lease rate (which rate shall not be less than the Owner Participant's cost of funds), such interest to be payable for the period from and including such Scheduled Delivery Date to but excluding the date such funds are returned to the Owner Participant in accordance with the terms hereof; provided that if any such funds are returned to the Owner Participant after 2:00 p.m. (New York City time) on any such date, such funds shall be deemed for purposes of this paragraph to have been returned on the next succeeding Business Day.

         The Lessee shall reimburse the Owner Trustee on demand for any loss incurred by the Owner Trustee as a result of the investment of funds by the Owner Trustee in accordance with the terms of this Section 3.02(b). Further, the Lessee shall indemnify the Owner Trustee and hold it harmless from and against any cost or expense the Owner Trustee may incur as a result of any investment of funds or transfer of funds referred to herein in accordance with the terms hereof. The Owner Trustee shall not be liable for failure to invest such funds except as otherwise provided herein or for any losses incurred on such investments except for any losses arising out of its own gross negligence or willful misconduct.

         Section 3.03. Postponement of Delivery Date. (a) If no Owner Participant has committed to participate in the transactions contemplated to occur on the Scheduled Delivery Date or if an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available on the Scheduled Delivery Date in accordance with the terms of Section 3.02 hereof, the Owner Trustee will promptly give each party confirmed facsimile notice thereof and the Lessee shall postpone the Delivery Date to a date not later than the Cut-Off Date. If no Owner Participant has committed to participate or an Owner Participant shall for any reason fail or refuse to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof on such postponed Delivery Date, the Lessee shall endeavor during such period to identify another equity investor to whom it can assign its Beneficial Interest. If the Lessee identifies an equity investor, the Lessee shall assign its interest in the Lessor's Estate as provided above. In case of any such conveyance (but subject to the satisfaction of the conditions precedent specified herein), the Indenture Trustee shall release the Debt Portion or such lesser amount as may then be held in the Collateral Account for application to the payments contemplated in the last sentence of
Section 3.02(a) hereof, subject to the proviso to Section 3.02(a) hereof. For the avoidance of doubt, it is understood and agreed that if for any reason other than the failure of the Manufacturer or AVSA (A300s only) to deliver the Aircraft, the Lessee does not enter into the Lease Supplement with the Owner Trustee on or prior to the Cut-Off Date, the Lessee, the Indenture Trustee and the Pass Through Trustee agree that the Lessee shall purchase the Aircraft and assume all of the obligations of the Owner Trustee under the Certificates upon satisfaction of the requirements set forth in Section 4.02 hereof, as the same may be modified by the provisions of Section 7.11 hereof and as otherwise necessary to reflect a full recourse secured aircraft financing of the Lessee.

         (b) Release of Obligations. If the Delivery Date has not occurred on or prior to the Cut-Off Date (including by reason of the Aircraft not being completed and delivered, there being no Owner Participant committed to participate in the transactions contemplated to occur on the Delivery Date or by reason of an Owner Participant's failure to make the full amount of its Commitment available in accordance with the terms of Section 3.02 hereof and no transferee Owner Participant having been identified pursuant to Section 3.03(a) hereof), then, in such event, the Owner Trustee shall not purchase the Aircraft from AVSA, and subject to the last sentence of Section 3.03(a) hereof the parties to the Operative Agreements shall have no further obligations or liabilities under any of said Operative Agreements with respect to the Aircraft, including the obligation of the Owner Participant to participate in the payment of the Purchase Price, and such documents shall terminate and have no further force or effect with respect to the Aircraft; provided, however, that if the last sentence of Section 3.03(a) hereof does not apply the Lessee shall provide, no later than the Cut-Off Date, notice of prepayment to the Indenture Trustee and the Certificates shall be prepaid on the 15th day following the Cut-Off Date as provided in Section 6.02(a)(vi) of the Indenture and Section 17.02(c) hereof and provided further, that (i) the Lessee's obligation to indemnify such parties to the extent provided in such documents, shall not be diminished or modified in any respect and (ii) the obligations of the Owner Trustee, the Indenture Trustee and the Lessee to return funds and pay interest, costs, expenses and other amounts thereon or in respect thereof as provided in Section 3.02 hereof shall continue.

         (c)  Optional Postponement.   Without limiting the provisions of
Section 3.02(b) hereof, the Scheduled Delivery Date may be postponed from time to time (but in no event shall the Delivery Date be later than the Cut-Off
Date) for any reason, other than pursuant to Section 3.03(a) hereof, if the Lessee gives the Owner Participant, the Indenture Trustee, the Owner Trustee and the Pass Through Trustee confirmed facsimile notice (or telephone notice followed by written confirmation) of such postponement and notice of the date to which the Delivery Date has been postponed, such notice of postponement to be received by each party no later than 11:00 a.m. (New York City time) on the Business Day preceding the Scheduled Delivery Date.

         Section 3.04. Closing. The closing with respect to the purchase and lease of the Aircraft on the Delivery Date shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                   ARTICLE 4

                              CONDITIONS PRECEDENT

         Section 4.01. Conditions Precedent (Certificate Closing Date). The obligations of the Owner Trustee, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Certificate Closing Date are subject to the fulfillment to the satisfaction of such party (or waiver by such party), prior to or on the Certificate Closing Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligations of any party):

         (a) Certificates. (i) On the Certificate Closing Date, there shall have been duly issued and delivered by the Owner Trustee to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust, against payment therefor, a Certificate, substantially in the form set forth in Exhibit B to the Indenture, duly authenticated, dated the Certificate Closing Date and registered in the name of the Subordination Agent, in the principal amounts, Series and Maturity, bearing the interest rate and the other economic terms specified in the Series Supplements and otherwise as provided in Section 2.04 of the Indenture.
   (ii) The Pass Through Certificates shall be registered under the Securities Act, any applicable state securities laws shall have been complied with, and the Pass Through Agreement shall have been qualified under the Trust Indenture Act, and on the Certificate Closing Date, the "Certificates" (as defined in each of the Related Indentures) have been duly issued and delivered by the "Owner Trustee" (as defined in each of the Related Indentures) to the Subordination Agent on behalf of the Pass Through Trustee for each Pass Through Trust.

         (b) Legal Investment. On the Certificate Closing Date, no fact or condition shall exist under applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for such Initial Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Certificate Closing Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Certificate Closing Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Underwriters. The Underwriters shall have transferred the funds specified in Section 2.01(a) hereof and all conditions thereunder shall have been satisfied or waived.

         (d) Documents. This Agreement and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Subordination Agent, as the case may be, of such documents shall have been delivered to the LC Bank, the Lessee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Trustee (provided that the sole chattel-paper original of each of the Lease and each Ancillary Agreement amendatory of the Lease, shall be delivered to the Indenture Trustee):

         (i)    the Lease;

         (ii)   the Indenture;

         (iii)  the Purchase Agreement and the Consent and Guaranty;

         (iv)   the GTA;

         (v)    the Trust Agreement;

         (vi)   the Intercreditor Agreement;

         (vii) the Liquidity Facility for each of the Pass Through Trusts for the Series A Certificates and the Series B Certificates;

         (viii) the Collateral Agreement; and

         (ix) the Letter of Credit (the original of such document to be delivered to the beneficiaries of the Letter of Credit only).

         (e) Approvals. All approvals and consents of any trustees or holders of any indebtedness or obligations of the Lessee, which in the opinion of the Pass Through Trustee or the Indenture Trustee are required in connection with any transaction contemplated by this Agreement, shall have been duly obtained.

         (f) Financing Statements. UCC financing statements covering all the security interests (and other interests) intended to be created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and such financing statements shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of the Pass Through Trustee and the Underwriters, are necessary to perfect and protect such security interests and other interests.

         (g) Corporate Documents. Except when such Person is the delivering party, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following, in each case in form and substance satisfactory to it:

            (i) a copy of the certificate of incorporation and by-laws of the Lessee, certified by the Secretary or an Assistant Secretary of the Lessee as of the Certificate Closing Date, and a copy of the minutes of the regular meeting of the board of directors of the Lessee, certified as such as of the Certificate Closing Date by such Secretary or Assistant Secretary, duly authorizing the lease by the Lessee of the Aircraft under the Lease and the execution, delivery and performance by the Lessee of this Agreement, the Lease, the Pass Through Agreement, the Series Supplements, the other Operative Agreements to which the Lessee is or is to be a party and each other document to be executed and delivered by the Lessee in connection with the transactions contemplated hereby;

            (ii) a copy of the articles of association and by-laws and other instruments of the Owner Trustee, certified by the Secretary or an Assistant Secretary of the Owner Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of this Agreement, the Trust Agreement and each of the other Operative Agreements to which it is or is to be a party, whether in its individual capacity or as Owner Trustee, and each other document to be executed and delivered by the Owner Trustee in connection with the transactions contemplated hereby;

            (iii) a copy of the articles of association and by-laws and other instruments of the Indenture Trustee, certified by the Secretary or an Assistant Secretary of the Indenture Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Indenture Trustee of each of this Agreement, the Indenture and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Indenture Trustee in connection with the transactions contemplated hereby;

            (iv) a copy of the articles of association and by-laws and other instruments of the Pass Through Trustee, certified by the Secretary or an Assistant Secretary of the Pass Through Trustee as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Pass Through Trustee of this Agreement, the Pass Through Agreement, the Series Supplements and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Pass Through Trustee in connection with the transactions contemplated hereby;

            (v) a copy of the articles of association and by-laws and other instruments of the Subordination Agent, certified by the Secretary or an Assistant Secretary of the Subordination Agent as of the Certificate Closing Date (or other like instruments satisfactory to the Lessee) and evidence authorizing the execution, delivery and performance by the Subordination Agent of this Agreement, the Intercreditor Agreement and each of the other Operative Agreements to which it is or is to be a party, and each other document to be executed and delivered by the Subordination Agent in connection with the transactions contemplated hereby; and

            (vi) such other documents, evidences, materials, and information with respect to the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee as the Indenture Trustee, the Pass Through Trustee or the LC Bank may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement.

         (h) Officer's Certificate of Lessee. On the Certificate Closing Date, the following statements shall be true, and the LC Bank, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Certificate Closing Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (i) Other Officer's Certificates. On the Certificate Closing Date, the following statements shall be true, and the Lessee, the LC Bank, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the Lessee, the LC Bank, the Indenture Trustee, the Subordination Agent and the Owner Trustee), and FSB and the Subordination Agent (in the case of the Lessee, the LC Bank, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee), signed by a duly authorized officer of SSB and FSB, respectively, dated the Certificate Closing Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Certificate Closing Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens.

         (j) Legal Opinions. The Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Certificate Closing Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(i) hereto and addressed to the Underwriters, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Ray, Quinney & Nebeker, special counsel for the Indenture Trustee, in the form of Exhibit A(2) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(i) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) Ray, Quinney & Nebeker, special counsel for the Pass Through Trustee and the Subordination Agent, in the form of Exhibit A(4) hereto and addressed to the Underwriters, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (vi) Ruediger Sass, General Counsel to the Liquidity Providers, in the form of Exhibit A(5)(a) hereto, Ruediger Sass, General Counsel to the LC Bank, in the form of Exhibit A(5)(b) hereto, Milbank, Tweed, Hadley & McCloy, special counsel for the Liquidity Providers, in the form of Exhibit A(5)(c) hereto, and Milbank, Tweed, Hadley & McCloy, special counsel for the LC Bank in the form of Exhibit A(5)(d) hereto, each addressed to the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Lessee.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Other Agreements. The Lessee and the Pass Through Trustee shall have entered into the Pass Through Agreement and the Series Supplements, all conditions to the effectiveness of each thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been issued pursuant to the Series Supplements. The Lessee and the Underwriters shall have entered into the Underwriting Agreement, all conditions to the effectiveness thereof shall have been satisfied or waived, and the Pass Through Certificates shall have been delivered pursuant to the Underwriting Agreement. All conditions to the effectiveness of each Liquidity Facility shall have been satisfied or waived.

         (n) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements referred to in subparagraph (f) of this Section 4.01, or in connection with the issuance of the Certificates shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Certificate Closing Date which are then due and payable shall have been duly paid in full.

         (o) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Certificate Closing Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Certificate Closing Date.

         (p) Section 131.3 of the New York State Banking Law Filing. SSB shall have delivered evidence of its filing made with the New York Superintendent of Banking pursuant to Section 131.3 of the New York State Banking Law.

         Section 4.02. Conditions Precedent (Delivery Date). Subject to the last paragraph of this Section 4.02, the obligations of the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent and the Pass Through Trustee on behalf of each Pass Through Trust to participate in the transactions contemplated hereby on the Delivery Date are subject to the fulfillment to the satisfaction of each party (or waiver by such party), prior to or on the Delivery Date, of the following conditions precedent (it being understood that receipt by the Lessee of any of the following documents shall not be a condition precedent to the obligation of any party):

         (a) Notice, Etc. Each party hereto shall have received a Delivery Notice pursuant to Section 3.01 hereof at least three (3) Business Days prior to the Delivery Date.

         (b) Legal Investment. No change shall have occurred after the date which is two days prior to the Certificate Closing Date in applicable laws or regulations, or interpretations of any such laws or regulations by applicable regulatory authorities, which, in the opinion of the Owner Participant or its special counsel, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee or their special counsel, would make it illegal for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, and no change in circumstances shall have occurred which would otherwise make it illegal or otherwise in contravention of guidance issued by regulatory authorities for the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee, the Subordination Agent or the Indenture Trustee, to participate in the transactions to be consummated on the Delivery Date; and no action or proceeding shall have been instituted nor shall governmental action before any court, governmental authority or agency be threatened which in the opinion of counsel for the Owner Participant, the Indenture Trustee, the Subordination Agent or the Pass Through Trustee is not frivolous, nor shall any order have been issued or proposed to be issued by any court, or governmental authority or agency, as of the Delivery Date, to set aside, restrain, enjoin or prevent the consummation of any of the transactions contemplated by this Agreement or by any of the other Operative Agreements.

         (c) Documents. The documents referred to in Section 4.01(d) hereof shall each be in full force and effect and the following documents shall have been duly authorized, executed and delivered by the respective party or parties thereto, shall each be satisfactory in form and substance to the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent and the Owner Participant (each acting directly or by authorization to its special counsel) and shall each be in full force and effect; there shall not have occurred any default thereunder, or any event which with the lapse of time or the giving of notice or both would be a default thereunder, and copies executed or certified as requested by the LC Bank, the Lessee, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant, as the case may be, of such documents shall have been delivered to the LC Bank, the Owner Participant, the Lessee, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee (provided that the sole chattel-paper original of the amended and restated Lease (whether delivered on the Transfer Date or the Delivery Date), the Lease Supplement and the Ancillary Agreement I shall be delivered to the Indenture Trustee):

         (i)    this Agreement, as amended and restated as of the Delivery Date;

         (ii)   the Lease, as amended and restated as of the Delivery Date;

         (iii) the Trust Agreement, as amended and restated as of the Delivery Date;

         (iv)   the Indenture, as amended and restated as of the Delivery Date;

         (v)    the Lease Supplement covering the Aircraft, dated the Delivery
                Date;

         (vi) the Indenture and Security Agreement Supplement covering the Aircraft, dated the Delivery Date;

         (vii) in the case of the Owner Participant only, the Tax Indemnity Agreement (unless delivered on the Transfer Date);

         (viii) the Ancillary Agreement I;

         (ix)   the Invoice;

         (x)    the Engine Warranty Assignment;

         (xi)   the Engine Consent;

         (xii) the Purchase Agreement Assignment and the French Pledge Agreement with respect thereto;

         (xiii) AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty; and

         (xiv)  the Consent and Agreement and the AVSA Consent and Agreement;

   unless, in the case of each of the documents listed in clauses (i) through
   (iv) above they shall have been amended and restated as of and delivered on the Transfer Date.

         (d) Legal Opinions. The Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee (acting directly or by authorization to its special counsel) shall have received from the following counsel their respective legal opinions in each case satisfactory to the Owner Participant, the Underwriters, the Lessee, the Owner Trustee, the Pass Through Trustee or the Indenture Trustee, as the case may be, as to scope and substance (and covering such other matters as the recipient may reasonably request) and dated the Delivery Date:

            (i) Karen M. Clayborne, Senior Vice President and General Counsel of the Lessee, in the form of Exhibit A(1)(a)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Indenture Trustee;

            (ii) Davis Polk & Wardwell, special counsel for the Lessee, in the form of Exhibit A(1)(b)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iii) Bingham Dana LLP, special counsel for the Owner Trustee, in the form of Exhibit A(3)(ii) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (iv) Special counsel for the Owner Participant, and in-house counsel for the Owner Participant, each addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (v) counsel for the Engine Manufacturer, in the form of Exhibit A(6) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vi) Clifford Chance, special counsel for AVSA and the Manufacturer, in the form of Exhibit A(7) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee;

            (vii) Daugherty, Fowler & Peregrin, special aviation counsel, in the form of Exhibit A(8) hereto and addressed to the Underwriters, the Owner Participant, the Indenture Trustee, the Owner Trustee, the Pass Through Trustee, each Liquidity Provider and the Lessee; and

            (viii) in the case of the Owner Participant only, special tax counsel to the Owner Participant, addressed to the Owner Participant, with respect to certain tax matters.

         (e) Title, Airworthiness and Registration. On the Delivery Date, the following statements shall be true, and the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee shall have received evidence from the Lessee reasonably satisfactory to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee to the effect that:

            (i) the Owner Trustee has good and marketable title (subject to filing and recording of AVSA's FAA Bill of Sale with the Aeronautics Authority) to the Aircraft, free and clear of Liens, except the rights of the Owner Trustee and the Lessee under the Lease and the Lease Supplement covering the Aircraft, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement and the interest of the Certificate Holders created by the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft, which evidence shall include AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale and the Airbus Guaranty;

            (ii) the Aircraft has been duly certificated by the Aeronautics Authority as to type and airworthiness in accordance with the terms of the Operative Agreements;

            (iii) AVSA's FAA Bill of Sale, the amended and restated Lease and the Lease Supplement covering the Aircraft, the amended and restated Indenture and the Indenture and Security Agreement Supplement covering the Aircraft and the amended and restated Trust Agreement shall have been duly filed for recordation (or shall be in the process of being so duly filed for recordation) with the Aeronautics Authority pursuant to the Transportation Code; and

            (iv) application to the Aeronautics Authority for registration of the Aircraft in the name of the Owner Trustee shall have been duly made and the Lessee shall have temporary or permanent authority to operate the Aircraft.

         (f) Financing Statements. (i) a form UCC-3 financing statement to amend and restate each financing statement referred to in Section 4.01(f) hereof shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee as secured party, and a form UCC-1 financing statement covering all the security interests (and other interests) created by or pursuant to the Granting Clause of the Indenture shall have been executed and delivered by the Owner Trustee, as debtor, and by the Indenture Trustee, as secured party, for and on behalf of the Holders, and concurrently with the transactions contemplated on the Delivery Date such UCC-3 financing statement and UCC-1 financing statement shall have been duly filed or duly submitted for filing in the State of Connecticut, and all other actions shall have been taken which, in the opinion of special counsel for the Pass Through Trustee or for the Underwriters, are necessary or desirable to maintain the perfection of the security interest created by or pursuant to the Granting Clause of the Indenture, and (ii) a UCC notice filing describing the Lease as a lease shall have been executed and delivered by the Owner Trustee, as lessor, and the Lessee, as lessee (which filing shall name the Indenture Trustee as assignee of the Owner Trustee), and shall have been duly filed in the State of Tennessee.

         (g) Payments. The Owner Participant shall have made available its Commitment to the Owner Trustee and the other payments contemplated by
   Section 3.02 hereof shall have been made.

         (h) Report of Aircraft Expert. The Owner Participant shall have received a report prepared by BK Associates, Inc. addressed to the Owner Participant (with an abbreviated report to the Lessee) which report shall be in form and substance satisfactory to the Owner Participant.

         (i) Insurance. Each of the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant shall have received such evidence as it deems appropriate, including, without limitation, an independent insurance broker's report, together with certificates of insurance from such broker, in form and substance satisfactory to the Indenture Trustee, the Pass Through Trustee, the Owner Trustee and the Owner Participant to establish that the insurance required by Article 13 of the Lease is in effect.

         (j) Payment of Taxes. (A) All taxes, fees, charges, assessments, costs and other expenses then due and payable in connection with the execution, delivery, recording and filing of all financing statements and the documents and instruments referred to in subparagraphs (e) and (f) of this Section 4.02, or in connection with the purchase of the Aircraft by the Owner Trustee and the making by the Owner Participant of its equity investment shall have been duly paid or caused to be paid in full; and (B) all sales or use taxes and duties related to the consummation of the transactions contemplated by the Operative Agreements on the Delivery Date which are then due and payable shall have been duly paid in full.

         (k) No Indenture Event of Default. No Indenture Event of Default or Indenture Default has occurred and is continuing.

         (l) Event of Default; Default; Event of Loss. No Default or Event of Default under the Lease (assuming, for this purpose, that the provisions of Article 16 of the Lease had become operative on the Certificate Closing Date and not the Delivery Date) or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, shall have occurred or be in existence.

         (m) Governmental Compliance. All appropriate action required to have been taken by the FAA, the SEC, or any governmental or political agency, subdivision or instrumentality of the United States, prior to the Delivery Date in connection with the transactions contemplated by this Agreement shall have been taken, and all orders, permits, waivers, authorizations, exemptions and approvals (collectively "permits") of such entities required to be in effect on the Delivery Date in connection with the transactions contemplated by this Agreement shall have been issued, and all such permits shall be in full force and effect on the Delivery Date.

         (n) Officer's Certificate of Lessee. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee shall have received a certificate signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee, dated the Delivery Date, stating that:

            (i) the representations and warranties of the Lessee contained in the Operative Agreements to which it is a party (excluding the Tax Indemnity Agreement) and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which such officer will make no certification concerning the liability of the Lessee (if any), or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, no material adverse change has occurred in the financial condition, business or operations of the Lessee from that shown in the audited financial statements of the Lessee as of May 31, 1997 or the unaudited consolidated financial statements of the Lessee as of February 28, 1998 and nothing has occurred which will, in the judgment of such officer, materially adversely affect the ability of the Lessee to carry on its business or to perform its obligations under this Agreement and each other Operative Agreement to which it is or is to be a party; and

            (iii) no event has occurred and is continuing, or would result from the purchase, sale, mortgage, or lease of the Aircraft, which constitutes an Event of Loss (or event which with the passage of time would become an Event of Loss) with respect to the Airframe or any Engine, or a Default or an Event of Default under the Lease.

         (o) Certificates of Owner Participant. (a) On the Delivery Date, the LC Bank, the Owner Trustee, the Pass Through Trustee, the Lessee and the Indenture Trustee (acting directly or by authorization to its counsel) shall have received the following in form and substance satisfactory to it:

            (i) a copy of the articles of incorporation and bylaws of the Owner Participant, certified by the Secretary or an Assistant Secretary of the Owner Participant as of the Delivery Date, and a copy of the resolutions of the board of directors of the Owner Participant, certified as such as of the Delivery Date by such Secretary or an Assistant Secretary, authorizing the execution and delivery by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which the Owner Participant is or is to be a party and each other document to be executed and delivered by the Owner Participant in connection with the transactions contemplated hereby.

         (b) On the Delivery Date, the following statements shall be true, and the LC Bank, the Lessee, the Pass Through Trustee, the Owner Trustee and the Indenture Trustee shall have received a certificate from the Owner Participant, signed by a duly authorized officer of the Owner Participant dated the Delivery Date, stating that:

            (i) the representations and warranties of the Owner Participant contained in this Agreement, the Trust Agreement and any other Operative Agreement (excluding the Tax Indemnity Agreement) to which it is a party and in any certificate delivered pursuant hereto or thereto, are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) no Lessor's Liens attributable to the Owner Participant exist; and

            (iii) no event has occurred and is continuing which constitutes or, with notice or lapse of time or both would constitute, due to any action or omission on the part of the Owner Participant, an Indenture Event of Default other than an Indenture Event of Default attributable to a Lease Event of Default.

         (p) Other Officer's Certificates. On the Delivery Date, the following statements shall be true, and the LC Bank, the Owner Participant, the Lessee, the Pass Through Trustee, the Owner Trustee, the Subordination Agent and the Indenture Trustee shall have received a certificate from each of SSB and the Owner Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Indenture Trustee), FSB and the Indenture Trustee (in the case of the LC Bank, the Lessee, the Pass Through Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee), FSB and the Pass Through Trustee (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Subordination Agent and the Owner Trustee) and FSB and the Subordination Agent (in the case of the LC Bank, the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee) signed by a duly authorized officer of SSB and FSB, respectively, dated the Delivery Date, stating with respect to SSB and the Owner Trustee, with respect to FSB and the Indenture Trustee, with respect to FSB and the Pass Through Trustee or with respect to FSB and the Subordination Agent, as the case may be, that:

            (i) the representations and warranties of SSB in its individual capacity and as Owner Trustee, of FSB in its individual capacity and as Indenture Trustee, of FSB in its individual capacity and as Pass Through Trustee or of FSB in its individual capacity and as Subordination Agent contained in this Agreement, the Lease, the Trust Agreement and the Indenture and in any certificate delivered pursuant hereto or thereto are true and correct on and as of the Delivery Date as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such certificate shall state that such representations and warranties were true and correct on and as of such earlier date);

            (ii) to the best of its knowledge, no event has occurred and is continuing, which constitutes or which, but for the lapse of time or the giving of notice, or both, would constitute, due to any action or omission on the part of SSB in its individual capacity or as Owner Trustee, of FSB in its individual capacity or as Indenture Trustee, of FSB in its individual capacity or as Pass Through Trustee, an Event of Default or an Indenture Event of Default or of FSB in its individual capacity or as Subordination Agent, an Event of Default or an Indenture Event of Default; and

            (iii) there are no Lessor's Liens attributable to the Owner Trustee or SSB and no Indenture Trustee's Liens affecting the Trust Indenture Estate or the Lessor's Estate or any part thereof.

         (q)  Release of Debt Portion.  Except as set forth in the proviso to
   Section 3.02(a) hereof, the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.

         (r) Outstanding C Accounts. Any amount withdrawn by the Indenture Trustee from the Collateral Account and not used to pay the Debt Portion of the Purchase Price of the Aircraft shall be deposited into one or more Outstanding C Accounts.

         (s) Officer's Certificate of Lessee Regarding Mandatory Economic Terms and Mandatory Document Terms. On the Delivery Date, or if earlier, the Transfer Date, in connection with the amendments contemplated by
   Section 2.03(a) hereof, the Lessee shall have delivered a certificate to the Pass Through Trustee and the Liquidity Providers signed by the Vice President and Treasurer or any other duly authorized officer of the Lessee stating that (i) the Operative Agreements which are amended and restated as of the Delivery Date or the Transfer Date, as the case may be, do not vary the Mandatory Economic Terms and contain the Mandatory Document Terms and
   (ii) any substantive modification of such documents from those in effect on the Certificate Closing Date does not materially and adversely affect the Holders of Pass Through Certificates or any Liquidity Provider and such certification shall be true and correct.

Notwithstanding anything else to the contrary in this Section 4.02, it shall not be a condition precedent to the obligations of the Indenture Trustee, the Pass Through Trustee or the Subordination Agent that the conditions in Section 4.02(n) and (o) be satisfied if the Lessee certifies that the failure to fulfill such condition precedent is not reasonably likely to materially adversely affect the holders of Pass Through Certificates and, in the event of such failure, there has been delivered to the Indenture Trustee written confirmation from both Moody's and S&P of the rating on any class of Pass Through Certificates.

         Section 4.03. Opinion of Special Aviation Counsel Upon Registration. Promptly upon the registration of the Aircraft and the filing and, where appropriate, recordation pursuant to the Transportation Code, of AVSA's FAA Bill of Sale, the Trust Agreement, the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), the Lessee shall cause Special Aviation Counsel to deliver to the Owner Participant, the Lessee, the Owner Trustee, the Pass Through Trustee and the Indenture Trustee an opinion as to (i) the due registration of the Aircraft in the name of the Owner Trustee, (ii) the due recording pursuant to the Transportation Code of AVSA's FAA Bill of Sale, the amended and restated Trust Agreement, the amended and restated Lease (with such Lease Supplement, the amended and restated Indenture and such Indenture and Security Agreement Supplement attached as exhibits), and the amended and restated Indenture (with such Indenture and Security Agreement Supplement attached as an exhibit), and
(iii), subject to customary qualifications, the lack of any intervening documents with respect to the Aircraft.


                                   ARTICLE 5

                  CONDITIONS PRECEDENT TO LESSEE'S OBLIGATIONS

         Section 5.01. Conditions Precedent to Lessee's Obligations. The Lessee's obligation to participate in the transactions contemplated hereby on the Certificate Closing Date is subject to the conditions that, prior to or on the Certificate Closing Date, the Lessee shall have received the certificates and other documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (d), (g)(ii)-(v), (i),
(j)(ii)-(vii) of Section 4.01 hereof and the Underwriters shall have made available the amounts required to be paid by them pursuant to Section 2.01 hereof, and the Lessee's obligation to participate in the transactions contemplated hereby on the Delivery Date is subject to the conditions that, on or prior to the Delivery Date, the Lessee shall have received the documents which are referred to in, or the opinions to be addressed to it under, as the case may be, paragraphs (c) and (d)(ii)-(vii) of Section 4.02 hereof and the Indenture Trustee shall have released the Debt Portion from (or such lesser amount as may then be held in) the Collateral Account.


                                   ARTICLE 6

               LESSEE'S REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 6.01. Lessee's Representations and Warranties. The Lessee represents and warrants to the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee), each Liquidity Provider and the Indenture Trustee (in its individual capacity and as Indenture Trustee) that, on the date hereof and as of the Certificate Closing Date and the Delivery Date (unless any such representation is specifically made as of one date):

         (a) the Lessee is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) in Memphis, Tennessee, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it has intrastate routes, or offices or major overhaul facilities or in which other activities of the Lessee require such qualification;

         (b) the Lessee has full power, authority and legal right to conduct its business and operations as currently conducted and to own or hold under lease its Properties and to enter into and perform its obligations under this Agreement, the other Operative Agreements to which it is a party, the Pass Through Agreement and the Series Supplements (the "Lessee Documents");

         (c) the Lessee is an "air carrier" within the meaning of the Transportation Code and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code and a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code holding an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect;

         (d) the Lessee possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents (collectively "permits") which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted and each such permit is in full force and effect;

         (e) the execution, delivery and performance of the Lessee Documents by the Lessee have been duly authorized by all necessary corporate action on the part of the Lessee and do not require any stockholder approval, or approval or consent of any trustee or holder of any indebtedness or obligations of the Lessee, and each such document has been duly executed and delivered or, in the case of the Operative Agreements identified in
   Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by the Lessee and constitutes (or will constitute, as the case may be) the legal, valid and binding obligations of the Lessee enforceable against it in accordance with the terms thereof except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (f) no authorization, consent or approval of or other action by, and no notice to or filing with, any United States federal or state governmental authority or regulatory body (other than the SEC) is required for the execution, delivery or performance by the Lessee of the Lessee Documents or for the use and maintenance of the Aircraft except for such registrations, applications and recordings referred to in the opinions of Special Aviation Counsel delivered or to be delivered pursuant to Sections 4.02(d)(iii) and 4.03 hereof and except for the filings referred to in Sections 4.01(f) and 4.02(f) hereof, all of which shall have been duly obtained or made and shall be in full force and effect on and as of the Certificate Closing Date or the Delivery Date, or as contemplated by said Sections;

         (g) neither the execution, delivery or performance by the Lessee of the Lessee Documents nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent (other than the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty and the Engine Consent which will be executed on or prior to the Delivery Date) or approval under, any law, governmental rule or regulation or the charter documents, as amended, or bylaws, as amended, of the Lessee or any order, writ, injunction or decree of any court or governmental authority against the Lessee or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Lessee is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (h) there are no pending or, to the knowledge of the Lessee, threatened actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Lessee) against or affecting the Lessee or any of its Property before or by any court or administrative agency which (A) involve the Aircraft, (B) except for the matters described (i) under "Legal Proceedings" in the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in the Lessee's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (ii) in the Lessee's Current Report on Form 8-K dated June 11, 1997, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the consolidated financial condition, business or operations of the Lessee, if adversely determined, would materially and adversely affect the consolidated financial condition, business or operations of the Lessee, or (C) if adversely determined would adversely affect the ability of the Lessee to perform its obligations under the Lessee Documents;

         (i) the Lessee has filed or caused to be filed all tax returns which are required to be filed and has paid or caused to be paid all taxes shown to be due and payable pursuant to such returns or pursuant to any assessment received by the Lessee (other than assessments the payment of which is being contested in good faith by the Lessee), and the Lessee has no knowledge of any related actual or proposed deficiency or additional assessment which either in any case or in the aggregate would materially adversely affect the Lessee's consolidated financial condition (other than, in any such case, assessments, the payment of which is being contested in good faith by the Lessee, as to which no representation is made concerning the Lessee's liability (if any) or the effect of any adverse determination upon the Lessee's consolidated financial condition);

         (j) except for (A) the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code to be accomplished by filing with the FAA, of AVSA's FAA Bill of Sale, the Trust Agreement, the Affidavits and the Application, (B) the filing with and, where appropriate, recordation by the FAA pursuant to the Transportation Code of the Indenture, the Indenture and Security Agreement Supplement covering the Aircraft, the Lease and the Lease Supplement covering the Aircraft, (C) the filing of the financing statements referred to in Sections 4.01(f) and 4.02(f) hereof and (D)(x) on the Certificate Closing Date, the taking of possession by the Indenture Trustee of the Liquid Collateral and maintaining possession by the Indenture Trustee thereof as contemplated in
   Section 2.14(a) of the Indenture and (y) on the Delivery Date, the taking of possession by the Indenture Trustee of the original counterpart of the Lease and the Lease Supplement covering the Aircraft, no further action, including any filing or recording of any document, is necessary or advisable in order (i) to establish the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or (ii) to perfect the first security interest in and mortgage Lien on the Trust Indenture Estate in favor of the Indenture Trustee;

         (k) on the Delivery Date, the Owner Trustee has received good and marketable title to the Aircraft, free and clear of all Liens, except the rights of the Lessee under the Lease and the Lease Supplement, the rights of the Indenture Trustee under the Indenture and the beneficial interest of the Owner Participant created by the Trust Agreement;

         (l) the Lessee has heretofore delivered to the Owner Participant true and correct copies of the Lessee's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998, and of the audited consolidated balance sheet of the Lessee for the fiscal year ended May 31, 1997 and the unaudited consolidated balance sheets of the Lessee as of August 31, 1997, November 30, 1997 and February 28, 1998, and the related consolidated statements of income, changes in common stockholders' investment and cash flows for the fiscal year and interim reporting periods ended on such dates, accompanied (except in the case of such interim reporting periods) by a report thereon containing opinions without qualification, except as therein noted, by Arthur Andersen LLP, independent public accountants; said financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial position of the Lessee as of such dates and the results of its operations and cash flows for such periods and such Annual Report, Quarterly Reports and financial statements did not, as of their respective dates of filing with the SEC, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading;

         (m)  with respect to ERISA:

            (i) none of the Pension Plans (as defined at the end of this Section 6.01(m)) nor their related trusts have been terminated in a distress termination pursuant to Section 4041(c) of ERISA or by the Pension Benefit Guaranty Corporation (together with any successor agency or instrumentality thereto, the "PBGC") pursuant to Section 4042 of ERISA, nor have any actions been taken to so terminate any Pension Plan or related trust and neither the Lessee nor any ERISA Affiliate (as defined at the end of this Section 6.01(m)) has incurred or could reasonably be expected to incur any material liability with respect to a Pension Plan under Section 4062, 4063, 4064 or 4069 of ERISA;

            (ii) there have been no "reportable events" (as such term is defined in Section 4043(b) of ERISA) with respect to any Pension Plan which have resulted or could reasonably be expected to result in any material liability of the Lessee or any ERISA Affiliate;

            (iii) no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code) exists with respect to any Pension Plan, whether or not waived, nor has any request for a waiver under Section 412(d) of the Code been, or is reasonably likely to be, filed with respect to any of the Pension Plans;

            (iv) neither the Lessee nor any ERISA Affiliate has failed to make any contribution or payment to any Pension Plan which has resulted or could reasonably be expected to result in the imposition of a Lien under Section 302(f) of ERISA or Section 412(n) of the Code;


            (v) all Pension Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code;

            (vi) neither the Lessee nor any ERISA Affiliate has incurred or is reasonably likely to incur any material withdrawal liability pursuant to Section 4201 or 4204 of ERISA or any material liability under
         Section 515 of ERISA;

            (vii) to the best of the Lessee's knowledge, neither the Lessee nor any ERISA Affiliate has engaged in a "prohibited transaction" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to subject the Lessee to the tax or penalties on prohibited transactions imposed by Section 4975 of the Code or Section 502 of ERISA; and

            (viii) assuming the truth of the representations contained in
         Section 7.03(a)(viii) hereof and compliance with Section 10.06 of the Indenture, the execution and delivery of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not involve any transaction which is prohibited by Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code.
         No part of the funds to be used by the Lessee in satisfaction of its obligations under this Agreement or any other of the Operative Agreements to which the Lessee is a party or to which the Lessee is bound are the assets of any employee benefit plan subject to Title I of ERISA, or any individual retirement account or an employee benefit plan subject to Section 4975 of the Code;

   as used in this Section 6.01(m), the term "Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and which is maintained, or contributed to, by the Lessee or any ERISA Affiliate, and the term "ERISA Affiliate" means any entity which together with the Lessee would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code;

         (n)  the Lessee is a Citizen of the United States;

         (o) except for the filings referred to in Sections 4.01(f), 4.02(e) and 4.02(f) hereof, no governmental approval of any kind is required of the Owner Participant or for the Owner Participant's execution of or performance under this Agreement or any agreement contemplated hereby by reason of any fact or circumstance of the Lessee, the nature of the Aircraft or the Lessee's proposed operations or use of the Aircraft;

         (p) on the Delivery Date, all premiums with respect to the insurance required to be provided by the Lessee on or prior to the Delivery Date under Article 13 of the Lease have been paid by the Lessee;

         (q) on the Delivery Date, all sales or use taxes relating to the sale of the Aircraft by AVSA to the Owner Trustee which are then or were theretofore due shall have been paid;

         (r) the Lessee is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Lessee is a party or by which it or any of its Properties or assets may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Lessee or its ability to perform any of its obligations under the Lessee Documents;

         (s) no Default or Event of Default or Event of Loss or event, which with the passage of time or if continued unremedied or unaltered would constitute an Event of Loss, has occurred or exists;

         (t) on the Delivery Date, the Aircraft will be in such condition so as to enable the airworthiness certificate of such Aircraft to be in good standing under the Transportation Code; the Aircraft will have been duly certificated by the FAA as to type and airworthiness; there will be in effect with respect to the Aircraft a current and valid airworthiness certificate issued by the FAA pursuant to the Transportation Code; and there is no fact known to the Lessee which materially adversely affects the value, utility or condition of the Aircraft;

         (u) on the Certificate Closing Date and the Delivery Date, the Lessee shall not be in default in the performance of any term or condition of the Purchase Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment and the GTA and the aggregate amount of loans shall not exceed the Debt Portion;

         (v) neither the Lessee nor any subsidiary of the Lessee is an "investment company" or a company "controlled by an investment company" within the meaning of the Investment Company Act of 1940, as amended;

         (w) on the Delivery Date, the Aircraft will, upon delivery, be fully equipped to operate in commercial service and will comply with all governmental requirements governing such service; and

         (x) there are no broker's or underwriter's fees payable on behalf of the Lessee in connection with the transactions contemplated in the Operative Agreements other than those of the Underwriters and First Chicago Leasing Corporation referred to in Article 10 hereof.

         Section 6.02. Offering by Lessee. The Lessee represents and warrants that it has authorized no one to act on its behalf in connection with the offer or sale of any interest in the Lessor's Estate or the Trust Agreement other than First Chicago Leasing Corporation. Neither the Lessee nor, based on representations of First Chicago Leasing Corporation, anyone acting on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or similar interests, for sale to, or solicited any offer to acquire any of the same from, anyone other than the Owner Participant and no more than 50 other accredited investors (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended).

         Section 6.03. Certain Covenants of Lessee. The Lessee covenants and agrees with the Owner Participant, the Owner Trustee (in its individual capacity and as Owner Trustee), the Pass Through Trustee (in its individual capacity and as Pass Through Trustee) and the Indenture Trustee (in its individual capacity and as Indenture Trustee) as follows:

         (a) The Lessee will cause to be done, executed, acknowledged and delivered all such further acts, conveyances and assurances as the Owner Trustee, the Indenture Trustee, the Pass Through Trustee or the Owner Participant shall reasonably require for accomplishing the purposes of this Agreement, the Trust Agreement, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the Indenture, the Indenture and Security Agreement Supplement, the Tax Indemnity Agreement, the Lease and the Lease Supplement and the other Operative Agreements to which it is a party. Without limiting the generality of this Section 6.03(a), the Lessee will take, or cause to be taken, at the Lessee's cost and expense, such action with respect to the recording, filing, re-recording and re-filing of the Indenture, each Indenture and Security Agreement Supplement, the Lease, each Lease Supplement and any financing statements or other instruments as may be necessary, or as requested by the Indenture Trustee and appropriate, to maintain the perfection of the first security interest and the Lien created by the Indenture, and the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties, or if the Lessee cannot take, or cause to be taken, such action, will furnish to the Indenture Trustee and the Owner Trustee timely notice of the necessity of such action, together with such instruments, in execution form, and such other information as may be required to enable either of them to take such action at the Lessee's cost and expense in a timely manner.

         (b) From and after the Delivery Date, the Lessee shall maintain the certificates referred to in Section 7.01 of the Lease and shall cause the Aircraft to be duly registered, and at all times to remain duly registered, in the name of the Owner Trustee, under the Transportation Code; provided, however, that the Owner Participant, the Owner Trustee and the Indenture Trustee agree that, so long as no Default or Event of Default shall have occurred and be continuing, if at any time after December 31, 2004 the Lessee has requested their consent to the registration of the Aircraft in the name of the Owner Trustee (or, if appropriate, in the name of the Lessee or a sublessee as a "lessee" or a "sublessee"), at the Lessee's expense, in a country in which a sublessee could be located under the provisions of Section 7.02(a)(i) of the Lease with which the United States then maintains normal and full diplomatic relations, upon receipt by the Owner Participant, the Owner Trustee and the Indenture Trustee of the assurances and opinion described below, none of them shall unreasonably withhold their consent to such change in registration (it being agreed, without limitation, that the inability of the Lessee to deliver such assurances or such opinion shall constitute reasonable grounds to withhold such consent).

         As a condition to any change in the registration of the Aircraft, the Owner Participant, the Owner Trustee in its individual and trust capacities, and the Indenture Trustee shall have received:

         (i) assurances satisfactory to them:

            (A) to the effect that the insurance provisions of the Lease have been and will be complied with and are and shall be in full force and effect upon such change of registry;

            (B) as to the continuation of the Lien of the Indenture as a first priority, duly perfected Lien on the Aircraft;

            (C) that the Owner Trustee's right, title and interest in and to the Aircraft is recognized and fully enforceable in the new jurisdiction of registry, that the rights of the Owner Trustee in and to the Aircraft will not be impaired in such new jurisdiction of registry and that the new jurisdiction of registry will give effect to the title and registry of the Aircraft therein substantially to the same extent as does the Government;

            (D) that such new country of registry (x) would provide substantially equivalent protection for the rights of owner participants, lessors or lenders in similar transactions as provided under United States law (except that, in the absence of restrictions under the laws of such country on rights and remedies of lessors and secured parties similar to those imposed by Sections 362 and 363 of the Bankruptcy Code, rights and remedies similar to those available under Section 1110 of the Bankruptcy Code shall not be required), and
         (y)(i) if such change in registration is made other than in connection with a sublease, imposes maintenance standards at least comparable to those of the FAA, and (ii) if such change in registration is made in connection with a sublease permitted under
         Section 7.02(a)(i) of the Lease, imposes maintenance standards in conformity with those set forth in Section 7.02(a)(i) of the Lease;

            (E) that import and export certificates and any exchange permits necessary to allow all Rent and other payments provided for under the Lease, if required, shall have been procured at the Lessee's own cost and expense by the Lessee;

            (F) that the Lessee shall have effected or caused to be effected at the Lessee's own cost and expense all recordings and filings that are required to perfect the Lien of the Indenture;

            (G) to the effect that the original indemnities (and any additional indemnities for which the Lessee is then willing to enter into a binding agreement to indemnify) in favor of the Owner Participant, the Owner Trustee (in its individual capacity and as trustee under the Trust Agreement), the Indenture Trustee (in its individual capacity, and as trustee under the Indenture), the Pass Through Trustee (in its individual capacity, and as trustee under the Pass Through Agreement) and the other Indemnitees under this Agreement, the Indenture, the Pass Through Agreement and (in the case of the Owner Participant only) the Tax Indemnity Agreement, afford each such party substantially the same protection as provided prior to such change of registry;

            (H) that such change will not result in the imposition of, or increase in the amount of, any Tax for which the Lessee has not agreed to indemnify the Owner Participant, the Indenture Trustee, the Pass Through Trustee, the Owner Trustee (or any successor, assign or Affiliate thereof) and the Trust Estate;

            (I) that any value added tax, customs duty, tariff or similar governmental charge relating to the change in jurisdiction of registration of the Aircraft shall have been paid in full or adequately provided for by the Lessee to the satisfaction of the Owner Trustee, the Indenture Trustee and the Owner Participant;

            (J) of the payment by the Lessee of any reasonable fees and expenses of the Owner Participant, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee in connection with such change of registry, including any reasonable attorneys' fees and expenses; and

            (K) that duties and tariffs, if applicable, shall have been paid for by the Lessee;

         (ii) a favorable opinion of counsel (reasonably satisfactory to the Owner Trustee, the Indenture Trustee and the Owner Participant) in the new jurisdiction of registry, addressed and reasonably satisfactory to such parties in scope, form and substance, to the effect:

            (A) that the terms (including, without limitation, the governing law, service-of-process and jurisdictional-submission provisions thereof) of the Lease and the Indenture are legal, valid, binding and enforceable in such jurisdiction against the Lessee, any sublessee, the Owner Trustee and the Indenture Trustee, respectively;

            (B) that it is not necessary for the Owner Participant, the Owner Trustee, the Indenture Trustee or the Pass Through Trustee to register or qualify to do business or meet other requirements not already met in such jurisdiction in connection with the registration in the new jurisdiction (and the filing and/or recordation therein of the Indenture or the Lease) and the exercise of any rights or remedies with respect to the Aircraft pursuant to the Lease or the Indenture or in order to maintain such registration and the Lien of the Indenture;

            (C) that the courts of such jurisdiction would provide substantially equivalent protection to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee as provided under United States law (with the exception described in paragraph (b)(i)(D)(x) of this Section 6.03) in respect of the transactions contemplated hereby, including, without limitation, the remedies provided in the Indenture and the Lease;

            (D) that there is no tort liability of the beneficial owner, record owner, lessor or mortgagee of an aircraft not in possession thereof under the laws of such jurisdiction, other than tort liability which might have been imposed on such owner, lessor or mortgagee under the laws of the United States or any state thereof (it being understood that, in the event such latter opinion cannot be given in a form satisfactory to the Owner Participant and the Indenture Trustee, such opinion shall be waived, if insurance reasonably satisfactory to the Owner Participant, the Indenture Trustee and the Owner Trustee, in its individual capacity, is provided, at the Lessee's expense, to cover such risk and the Lessee undertakes to keep such insurance in full force and effect);

            (E) that the laws of such jurisdiction will not impair the rights of the Lessor in and to the Aircraft and (unless the Lessee shall have agreed to provide insurance reasonably satisfactory to the Indenture Trustee and the Owner Participant covering the risk of requisition of use of the Aircraft by the government of registry of the Aircraft) require fair compensation by the government of such jurisdiction payable in currency freely convertible into United States dollars for the loss of use of the Aircraft in the event of such requisition;

            (F) that the Owner Trustee's title to the Aircraft is recognized and fully enforceable in such jurisdiction, that such jurisdiction will give effect to the title of the Aircraft therein substantially to the same extent as does the Government, and that the Lien of the Indenture shall continue as a first priority, duly perfected lien on the Aircraft; and

            (G) to such further effect with respect to such other matters as the Owner Participant, the Owner Trustee, or the Indenture Trustee may reasonably request.

         If following any reregistration of the Aircraft, the Aircraft is located outside the United States, the Lessee shall have thirty (30) days to relocate the Aircraft within the United States and, if unable to do so, shall pay the reasonable incremental out-of-pocket costs of the Lessor, the Owner Participant or their authorized representatives incurred in connection with any inspection or appraisal required or permitted under the Operative Agreements. Such obligation shall apply only with respect to one inspection or appraisal in any calendar year unless an Event of Default shall have occurred and be continuing.

         (c) The Lessee shall promptly file any reports, or furnish to the Owner Trustee and the Owner Participant such information as may be required to enable the Owner Trustee and the Owner Participant timely to file any reports required to be filed by the Owner Trustee as the Lessor and the Owner Participant under the Lease with any governmental authority.

         (d) The Lessee will cause the Special Aviation Counsel to file, and where appropriate record, on the Delivery Date, AVSA's FAA Bill of Sale, the Lease, the Lease Supplement, the Trust Agreement, the Indenture and the Indenture and Security Agreement Supplement. The following documents shall be filed and, where appropriate, recorded on the Delivery Date with the Aeronautics Authority in the following order of priority: first, AVSA's FAA Bill of Sale, second, the Application, with the Trust Agreement and the Affidavits, third, the Indenture with the Indenture and Security Agreement Supplement attached thereto, and fourth, the Lease with the Lease Supplement, the Indenture and the Indenture and Security Agreement Supplement attached thereto.

         (e) The Lessee will furnish to the Owner Participant, the Owner Trustee and the Indenture Trustee annually after the execution of this Agreement, by March 15 of each year, commencing with the year 1999, an opinion, reasonably satisfactory to the Owner Participant and the Indenture Trustee, of Special Aviation Counsel, or other counsel specified from time to time by the Lessee acceptable to the Lessor and the Indenture Trustee:
   (i) stating either (1) that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording and re-filing of the Lease, the Indenture, the Trust Agreement, and any supplements to any of them and any financing statements, continuation statements or other instruments, and all other action has been taken, as is necessary to maintain the Owner Trustee's title to and interest in the Aircraft and the Lessor's Estate as against the Lessee and any third parties and to maintain the perfection of the security interests created by said documents and reciting the details of such action, or (2) that in the opinion of such counsel no such action is necessary to maintain such title or the perfection of such security interests; (ii) specifying all other action which needs to be taken during the succeeding 14 months in order to maintain such title and the perfection of such security interests (which the Lessee agrees timely to take); and (iii) stating that the Owner Trustee is the owner of legal title to the Aircraft, and the Aircraft is free and clear of all Liens, except the security interest created by the Indenture and such as are permitted by the Lease and the Indenture.

         (f) The Lessee shall at all times maintain its corporate existence except as permitted by Section 6.03(g) hereof and all of its rights, privileges and franchises necessary in the normal conduct of its business, except for any corporate right, privilege or franchise (i) that it determines, in its reasonable, good faith business judgment, is no longer necessary or desirable in the conduct of its business and (ii) the loss of which will not materially adversely affect or diminish the rights of the Holders.

         (g) The Lessee shall not enter into any merger or consolidation, or convey, transfer or lease all or substantially all of its assets as an entirety to any Person, unless the surviving corporation or Person which acquires by conveyance, transfer or lease all or substantially all of the assets of the Lessee as an entirety (i) is a domestic corporation organized and existing under the laws of the United States or a political subdivision thereof, (ii) is a Citizen of the United States, (iii) is a U.S. Air Carrier, (iv) expressly assumes by an instrument in writing in form and substance satisfactory to the Indenture Trustee, the Owner Participant and the Owner Trustee all of the Lessee's obligations hereunder and under the other Operative Agreements, and each other document contemplated hereby or thereby and the Lessee delivers such instrument to the Indenture Trustee, the Owner Participant and the Owner Trustee, (v) provides an opinion from outside counsel to the Lessee which counsel shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee and which opinion shall be reasonably satisfactory to the Owner Participant and the Indenture Trustee, and an officer's certificate, each stating that such merger, consolidation, conveyance, transfer or lease and the instrument noted in clause (iv) above comply with this Section 6.03(g), that such instrument is a legal, valid and binding obligation of, and is enforceable against, such survivor or Person, and that all conditions precedent herein provided for relating to such transaction have been complied with, and (vi) immediately after such merger, consolidation or conveyance, transfer or lease, as the case may be, the surviving company is in compliance with all of the terms and conditions of this Agreement and the Lease and each other Operative Agreement and each other document contemplated hereby or thereby; provided that no such merger, consolidation or conveyance, transfer or lease shall be permitted if the same gives rise to an Event of Default.

         Upon any consolidation or merger, or any conveyance, transfer or lease of all or substantially all of the assets of the Lessee and the satisfaction of the conditions specified in this Section 6.03(g), the successor corporation formed by such consolidation or into which the Lessee is merged or the Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Lessee under this Agreement and the Lease and each other Operative Agreement and any other document contemplated hereby and thereby to which the Lessee is a party with the same effect as if such successor corporation had been named as the Lessee herein and therein. No such conveyance, transfer or lease of all or substantially all of the assets of the Lessee as an entirety shall have the effect of releasing the Lessee or any successor corporation which shall theretofore have become such in the manner prescribed in this Section 6.03(g) from its liability hereunder or under the other Operative Agreements. Nothing contained herein shall permit any lease, sublease, or other arrangement for the use, operation or possession of the Aircraft except in compliance with the applicable provisions of the Lease.

         (h) The Lessee agrees to give prompt written notice to the Owner Participant and the Indenture Trustee of any change in the address of its chief executive office (as such term is used in Section 9-103(3) of the Tennessee UCC) or of any change in its corporate name.

         (i) The Lessee agrees to furnish to the Owner Participant, the Lessor and the Indenture Trustee:

            (A) as soon as available, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Lessee, a consolidated balance sheet as of the end of such fiscal year, and the related consolidated statements of income, common stockholders' equity, retained earnings and cash flows of the Lessee for the fiscal year then ended as prepared and certified by the Lessee's independent certified public accountants, including their opinion;

            (B) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Lessee, a consolidated balance sheet of the Lessee prepared by it as of the close of the accounting period then ended, together with the related consolidated statements of income, retained earnings and cash flows for such accounting period certified by the chief accounting officer or a financial vice president of the Lessee;

            (C) promptly upon their general transmission, copies of all regular and periodic reports furnished by the Lessee to its stockholders;

            (D) promptly after filing with the SEC, copies of the Lessee's Annual Reports on Form 10-K (including all corresponding annual reports to shareholders), Quarterly Reports on Form 10-Q and, if requested, any registration statement or prospectus filed by the Lessee with any securities exchange or with the SEC;

            (E) promptly upon (and in any event within five (5) Business Days after) any Responsible Officer of the Lessee obtaining actual knowledge of any condition or event which constitutes a Default or any officer of the Lessee obtaining knowledge of any condition or event which constitutes an Event of Default, an officer's certificate specifying the nature and period of existence thereof and what action the Lessee has taken or is taking or proposes to take with respect thereto; and

            (F) from time to time, such other financial information as the Lessor, the Owner Participant or the Indenture Trustee may reasonably request.

         Concurrently with the delivery of the financial statements referred to in clause (A) above, the Lessee shall deliver to the Lessor, the Owner Participant, the Pass Through Trustee and the Indenture Trustee a certificate of the Lessee, signed by any one of the President, the Chief Financial Officer, the General Counsel, the Treasurer or the principal accounting officer of the Lessee, stating that the signer, or an employee reporting to same, is familiar with the relevant terms of this Agreement and the Lease and the signer has reviewed, or has caused to be made under such Person's supervision a review of, the activities of the Lessee and that, to the best of his or her knowledge, there does not exist any Default or any Event of Default or if a Default or an Event of Default exists or did exist, specifying the nature thereof, the period of existence thereof and what action the Lessee has taken or proposes to take with respect thereto.

         Section 6.04. Survival of Representations and Warranties. The representations and warranties of the Lessee provided in Sections 6.01 and 6.02 hereof and in any other Operative Agreement shall survive the Closings hereunder and the expiration or other termination of this Agreement and the other Operative Agreements.

                                   ARTICLE 7

            OTHER PARTIES' REPRESENTATIONS, WARRANTIES AND COVENANTS

         Section 7.01. Acquisitions and Offerings of Interests in Lessor's Estate. (a) [Reserved.]

         (b) Owner Participant (other than Initial Owner Participant). The Owner Participant represents and warrants that its interest in the Lessor's Estate and the Trust Agreement was acquired by it for its own account and not with a view to resale or distribution thereof; provided, however, that the disposition by the Owner Participant of its interest in the Lessor's Estate and the Trust Agreement shall, subject to the terms and provisions of Article 5 of the Trust Agreement, at all times be within its control and the foregoing representation shall not limit the Owner Participant's right to transfer or sell such interests pursuant to the terms of this Agreement. The Owner Participant nor anyone else authorized to act on its behalf has directly or indirectly offered any interest in the Lessor's Estate or the Trust Agreement, or in any similar security, for sale to, or solicited any offer to acquire any of the same from, anyone. The Owner Participant further represents and warrants that neither it nor anyone authorized to act on its behalf has made or will make any offer, solicitation or sale of any interest in the Lessor's Estate or the Trust Agreement in violation of the provisions of Section 5 of the Securities Act of 1933, as amended. No representation in this Section 7.01(b) shall include any action or inaction of the Lessee, First Chicago Leasing Corporation, the Subordination Agent, the Underwriters or any Affiliate of any thereof whether or not purportedly on behalf of the Owner Trustee, the Owner Participant or any of their Affiliates.

         (c) Owner Trustee. The Owner Trustee represents and warrants, both in its individual capacity and as trustee, that neither it nor anyone acting on its behalf (i) has directly or indirectly offered or will directly or indirectly offer any interest in the Lessor's Estate, or in any similar security, for sale to, or solicited any offer to acquire any of the same from anyone (other than the Owner Participant) and (ii) except as contemplated in
Section 8.02(a) of the Indenture, shall own Certificates.

         Section 7.02. Citizenship. (a) Generally. Each of the Owner Trustee, in its individual capacity and as Owner Trustee, and the Owner Participant severally represents and warrants that it is or will be a Citizen of the United States on the Delivery Date. If the Owner Participant or the Owner Trustee in its individual capacity does not comply with the requirements of this Section 7.02, the Owner Trustee, the Indenture Trustee and the Owner Participant hereby agree that a Default or an Event of Default shall not be deemed to have occurred and be continuing under the Lease due to non-compliance by the Lessee with the registration requirements in the Lease occasioned by the noncompliance of the Owner Participant or the Owner Trustee.

         (b) Owner Trustee. The Owner Trustee, in its individual capacity, covenants that if at any time it shall have actual knowledge that it has ceased to be a Citizen of the United States, it will resign immediately as the Owner Trustee if such citizenship is necessary under the Transportation Code as in effect at such time or, if it is not necessary under the Transportation Code as in effect at such time, if it is informed in writing by the Lessee, the Indenture Trustee or the Owner Participant that such lack of United States citizenship would have any adverse effect on the Lessee, the Indenture Trustee, the Holders or the Owner Participant. The Owner Trustee, in its individual capacity, further covenants that if at any time it appears reasonably probable that it will cease to be a Citizen of the United States based on information that is (i) known to a Responsible Officer or (ii) generally known to the public, it will promptly so notify, to the extent permitted by law, all parties to this Agreement.

         (c) Owner Participant. The Owner Participant agrees, solely for the benefit of the Lessee, the Pass Through Trustee, the Indenture Trustee and the Owner Trustee, that if at any time when the Aircraft is registered or the Lessee proposes to register the Aircraft in the United States (i) it shall cease to be, or believes itself likely to cease to be, a Citizen of the United States and (ii) the Aircraft shall or would therefore become ineligible for registration in the name of the Owner Trustee under the Transportation Code and regulations then applicable thereunder, then the Owner Participant shall give notice thereof to the Lessee and the Indenture Trustee and shall (at its own expense and without any reimbursement or indemnification from the Lessee) immediately (and in any event within a period of 15 days) (x) effect a voting trust or other similar arrangement, (y) transfer in accordance with the terms of this Agreement and the Trust Agreement all its rights, title and interest in and to such Trust Agreement, the Lessor's Estate and this Agreement, or (z) take any other alternative action that would prevent any deregistration, or maintain the United States registration, of the Aircraft. It is agreed that the Owner Participant shall be liable to pay promptly on request (A) to each of the other parties hereto and to each Holder any damages actually suffered by any such other party or Holder as the result of the representation and warranty of the Owner Participant in the first sentence of Section 7.02(a) hereof proving to be untrue as of the Delivery Date; and (B) to the Lessee, the Indenture Trustee and the Pass Through Trustee for any damages actually incurred by the Lessee, the Indenture Trustee and the Pass Through Trustee as a result of the Owner Participant's failure to comply with its obligations pursuant to the first sentence of this Section 7.02(c). Each party hereto agrees, upon the request and at the sole expense of the Owner Participant, to cooperate with the Owner Participant in complying with its obligations under the provisions of the first sentence of this Section 7.02(c).

         Section 7.03. Representations, Warranties and Covenants of Owner Participant. (a) Representations, Warranties and Covenants. In addition to and without limiting its other representations and warranties provided for in this Article 7, the Owner Participant (other than the Initial Owner Participant) represents and warrants as of the Delivery Date that:

         (i) it is a corporation duly incorporated and validly existing in good standing under the laws of the state of its jurisdiction and it has full power, authority and legal right to carry on its present business and operations, to own or lease its Properties and to enter into and to carry out the transactions contemplated by this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been duly authorized by all necessary corporate action on its part and, assuming the accuracy of the Lessee's representations in Section 6.01(o) hereof, do not require any governmental approvals that would be required to be obtained by the Owner Participant;

         (iii) based on the representations, warranties and covenants contained in Sections 6.01(m)(viii) and 6.02 hereof and compliance with
   Section 10.06 of the Indenture, neither the execution, delivery or performance by the Owner Participant of this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party nor compliance with the terms and provisions hereof or thereof, conflicts or will conflict with or results or will result in a breach or violation of any of the terms, conditions or provisions of, or will require any consent or approval under any law, governmental rule or regulation applicable to the Owner Participant or the charter documents, as amended, or bylaws, as amended, of the Owner Participant or any order, writ, injunction or decree of any court or governmental authority against the Owner Participant or by which it or any of its Properties is bound or any indenture, mortgage or contract or other agreement or instrument to which the Owner Participant is a party or by which it or any of its Properties is bound, or constitutes or will constitute a default thereunder or results or will result in the imposition of any Lien upon any of its Properties;

         (iv) this Agreement, the Tax Indemnity Agreement, the Trust Agreement and the other Operative Agreements to which it is or is to be a party have been or on the Delivery Date will be duly executed and delivered by the Owner Participant and constitute or on the Delivery Date will constitute the legal, valid and binding obligation of the Owner Participant enforceable against it in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights
   (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (v) to the best of its knowledge, it is not in default under any mortgage, deed of trust, indenture, lease or other instrument or agreement to which the Owner Participant is a party or by which it or any of its Properties may be bound, or in violation of any applicable law, which default or violation would have a material adverse effect on the financial condition, business or operations of the Owner Participant or an adverse effect on the ability of the Owner Participant to perform its obligations under this Agreement and the other Operative Agreements to which it is or is to be a party;

         (vi) there are no pending or, to the knowledge of the Owner Participant, threatened actions, suits, investigations or proceedings against the Owner Participant before any court, administrative agency or tribunal which are expected to materially adversely affect the ability of the Owner Participant to perform its obligations under any of the Operative Agreements to which it is or is to be a party, and the Owner Participant knows of no pending or threatened actions or proceedings before any court, administrative agency or tribunal involving it in connection with the transactions contemplated by the Operative Agreements;

         (vii) neither the execution and delivery by it of this Agreement, the Tax Indemnity Agreement, the Trust Agreement or the other Operative Agreements to which it is or is to be a party nor the performance of its obligations hereunder or thereunder requires the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any governmental authority or agency that would be required to be obtained or taken by the Owner Participant except for filings contemplated by this Agreement;

         (viii) no part of the funds to be used by it to acquire the interests to be acquired by the Owner Participant under this Agreement constitutes assets (within the meaning of ERISA and any applicable rules and regulations) of any employee benefit plan subject to Title I of ERISA or of any plan or individual retirement account subject to Section 4975 of the Code;

         (ix) it is a "U.S. Person" as defined in Section 7701(a)(30) of the Code and is not a tax resident of another country; and

         (x) it has a consolidated tangible net worth of not less than $75,000,000.

       Notwithstanding the foregoing or anything else contained in this Agreement, the Owner Participant makes no representation or warranty in this Agreement with respect to laws, rules or regulations relating to aviation or to the nature or use of the equipment owned by the Owner Trustee, other than such laws, rules or regulations relating to the citizenship requirements of the Owner Participant under applicable aviation law.

       (b) Lessor's Liens. The Owner Participant further represents, warrants and covenants that there are no Lessor's Liens attributable to it (or an Affiliate thereof) and that there will not be any Lessor's Lien attributable to it (or an Affiliate thereof) on the Delivery Date. The Owner Participant agrees with and for the benefit of the Lessee, the Owner Trustee, the Indenture Trustee and the Pass Through Trustee that the Owner Participant will, at its own cost and expense, take such action as may be necessary (by bonding or otherwise, so long as neither the Lessee's operation and use of the Aircraft nor the validity and priority of the Lien of the Indenture is impaired) to duly discharge and satisfy in full, promptly after the same first becomes known to the Owner Participant, any Lessor's Lien attributable to the Owner Participant (or an Affiliate thereof), provided, however, that the Owner Participant shall not be required to discharge or satisfy such Lessor's Lien which is being contested by the Owner Participant in good faith and by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture or loss of the Aircraft or the Lessor's Estate or the Trust Indenture Estate or any interest in any thereof or otherwise materially adversely affect the validity or priority of the Lien of the Indenture.

         (c) Indemnity for Lessor's Liens. The Owner Participant agrees to indemnify and hold harmless the Lessee, the Indenture Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee or the Pass Through Trustee as the result of the failure of the Owner Participant to discharge and satisfy any Lessor's Liens attributable to the Owner Participant (or an Affiliate thereof) and required to be discharged as described in Section 7.03(b) hereof.

         (d) Assignment of Interests of Owner Participant. The Owner Participant agrees that it will not assign, convey or otherwise transfer any of its right, title or interest in and to the Operative Agreements or the Lessor's Estate except in accordance with the provisions of Article 5 of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.

         (e) Actions with Respect to Lessor's Estate, Etc. The Owner Participant agrees that it will not take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.04. Representations, Covenants and Warranties of SSB and the Owner Trustee. (a) In addition to and without limiting its other representations and warranties provided for in this Article 7, SSB represents and warrants, in its individual capacity with respect to items (i), (ii),
(iii)(A), (iv), (v), (vi) and (vii) below, and as the Owner Trustee with respect to items (iii)(B) and (iv) on the date hereof and as of the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America with its principal place of business and chief executive office (as such terms are used in Article 9 of the UCC) at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporate/Muni Administration and has full corporate power and authority, in its individual capacity or (assuming the Trust Agreement has been duly authorized, executed and delivered by the Initial Owner Participant) as the Owner Trustee, as the case may be, to carry on its business as now conducted, and to execute, deliver and perform this Agreement and the Operative Agreements to which it is or is to be a party;

         (ii) the execution, delivery and performance by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, of this Agreement and the Operative Agreements to which it is or is to be party have been duly authorized by all necessary corporate action on its part, and do not contravene its articles of association or by-laws; each of this Agreement and the other Operative Agreements to which it is or is to be a party has been duly authorized, and has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be duly executed and delivered by SSB, either in its individual capacity or as the Owner Trustee, as the case may be, and neither the execution and delivery thereof nor SSB's performance of or compliance with any of the terms and provisions thereof will violate any Federal or Connecticut law or regulation governing SSB's banking or trust powers;

         (iii) (A) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by SSB in its individual capacity, constitute the legal, valid and binding obligation of SSB in its individual capacity enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by SSB in its individual capacity of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on SSB in its individual capacity;

         (B) assuming due authorization, execution and delivery by each other party thereto, each of the Operative Agreements to which it is or is to be party when duly executed and delivered will, to the extent each such document is entered into by the Owner Trustee in its trust capacity, constitute the legal, valid and binding obligation of the Owner Trustee enforceable against it in such capacity in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law), and the performance by the Owner Trustee of any of its obligations thereunder does not contravene any lease, regulation or contractual restriction binding on the Owner Trustee;

         (iv) there are no pending or, to its knowledge, threatened actions or proceedings against SSB before any court or administrative agency which would materially and adversely affect the ability of SSB, either in its individual capacity or as the Owner Trustee, as the case may be, to perform its obligations under the Operative Agreements to which it is or is to be party;

         (v) it shall give the Lessee, the Indenture Trustee and the Owner Participant at least thirty (30) days' prior written notice in the event of any change in its chief executive office or name;

         (vi) neither the execution and delivery by it, either in its individual capacity or as the Owner Trustee, as the case may be, of any of the Operative Agreements to which it is or is to be a party, requires on the part of SSB in its individual capacity or any of its Affiliates the consent or approval of or the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or Connecticut governmental authority or agency governing its banking or trust powers; and

         (vii) on the Certificate Closing Date, the proceeds arising from the issuance and sale of the Certificates shall be free of Lessor's Liens attributable to SSB in its individual capacity and on the Delivery Date the Owner Trustee shall be holding whatever title to the Aircraft as was conveyed to it by AVSA, the Aircraft shall be free of Lessor's Liens attributable to SSB in its individual capacity and SSB in its individual capacity is a Citizen of the United States.

         (b) Lessor's Liens. SSB, in its individual capacity, further represents, warrants and covenants that there are no Lessor's Liens attributable to it in its individual capacity and that there will not be any such Lessor's Liens on the Certificate Closing Date or the Delivery Date. The Owner Trustee, in its trust capacity, and at the cost and expense of the Lessee, covenants that it will in its trust capacity promptly, and in any event within 30 days after the same shall first become known to it, take such action as may be necessary to discharge duly any Lessor's Liens attributable to it in its trust capacity. SSB, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days after the same shall first become known to it, any Lessor's Liens attributable to it in its individual capacity which may arise at any time after the date of this Agreement.

         (c) Indemnity for Lessor's Liens. SSB, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee and the Owner Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Pass Through Trustee or the Owner Trustee as a result of the failure of SSB to discharge and satisfy any Lessor's Liens attributable to it in its individual capacity, as described in
Section 7.04(b) hereof.

         (d) Securities Act. None of SSB, the Owner Trustee or any Person authorized by either of them to act on its behalf has directly or indirectly offered or sold or will directly or indirectly offer or sell any interest in the Lessor's Estate, or in any similar security relating to the Lessor's Estate, or in any security the offering of which for purposes of the Securities Act of 1933, as amended, would be deemed to be part of the same offering as the offering of the aforementioned securities to, or solicited any offer to acquire any of the same from, any Person.

         (e) Actions With Respect to Lessor's Estate, Etc. Neither SSB, in its individual capacity, nor the Owner Trustee will take any action to subject the Lessor's Estate or the trust established by the Trust Agreement, as debtor, to the reorganization or liquidation provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statute.

         Section 7.05. Representations, Warranties and Covenants of the Indenture Trustee. (a) The Indenture Trustee in its individual capacity (other than as the Pass Through Trustee) represents on the date hereof and as of the Certificate Closing Date and the Delivery Date as follows:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Indenture, this Agreement and the other Operative Agreements to which it is a party and to authenticate the Certificates to be delivered on the Certificate Closing Date;

         (ii) the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, and the authentication of the Certificates to be delivered on the Certificate Closing Date, have been duly authorized by all necessary corporate action on its part, and neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under, its articles of association or by-laws;

         (iii) each of the Indenture and this Agreement, and the other Operative Agreements to which it is or is to be a party, has been duly executed and delivered or, in the case of the Operative Agreements identified in Section 4.02(c) hereof, will on the Delivery Date be executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is (or will be, as the case may be), the legal, valid and binding obligation of the Indenture Trustee, enforceable against the Indenture Trustee in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights (regardless of whether enforceability is considered in a proceeding in equity or at law);

         (iv) neither the execution and delivery by it of the Indenture and this Agreement and the other Operative Agreements to which it is or is to be a party, nor the performance by it of any of the transactions contemplated hereby or thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Federal or state governmental authority or agency governing its banking and trust powers; and

         (v) on the Certificate Closing Date, the Indenture Trustee holds the Liquid Collateral on behalf of the Owner Trustee and on the Delivery Date, the Indenture Trustee will hold the original counterparts of the Lease, the Lease Supplement and the Ancillary Agreement I.

         (b) Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, further represents, warrants and covenants that there are no Indenture Trustee's Liens attributable to it in its individual capacity and that there will not be any Indenture Trustee's Liens on the Certificate Closing Date or, as at and following the Delivery Date, the Aircraft. The Indenture Trustee, in its individual capacity, covenants and agrees that it will at its own expense take such action as may be necessary to duly discharge and satisfy in full, promptly, and in any event within 30 days, after the same shall first become known to it, any Indenture Trustee's Liens.

         (c) Indemnity for Indenture Trustee's Liens. The Indenture Trustee, in its individual capacity, agrees to indemnify and hold harmless the Lessee, the Owner Participant, the Owner Trustee and the Pass Through Trustee from and against any loss, cost, expense or damage which may be suffered by the Lessee, the Indenture Trustee, the Owner Participant, the Owner Trustee or the Pass Through Trustee as a result of the failure of the Indenture Trustee to discharge and satisfy any Indenture Trustee's Liens attributable to it in its individual capacity, as described in Section 7.05(b) hereof.

         Section 7.06. Indenture Trustee's Notice of Default. The Indenture Trustee agrees to give the Owner Participant notice of any Default promptly upon a Responsible Officer of the Indenture Trustee having actual knowledge thereof.

         Section 7.07. Releases from Indenture. The Indenture Trustee covenants and agrees, for the benefit of the Lessee and the Owner Participant, to execute and deliver the instruments of release from the Lien of the Indenture which it is required to execute and deliver in accordance with the provisions of Article XIV of the Indenture, and the Owner Participant agrees, for the benefit of the Lessee, to cause the Owner Trustee to request the Indenture Trustee to execute and deliver such instruments of release.

         Section 7.08. Covenant of Quiet Enjoyment. Each of the Owner Participant, the Indenture Trustee, the Pass Through Trustee and the Owner Trustee covenants and agrees as to itself only that, so long as no Event of Default under the Lease has occurred and is continuing, neither the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) nor any Person lawfully claiming through the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee, as the case may be) shall interfere with the Lessee's right quietly to enjoy the Aircraft during the Term without hindrance or disturbance by the Owner Participant (or the Owner Trustee, the Indenture Trustee or the Pass Through Trustee as the case may be), provided, however, that the Lessor shall not be liable for any act or omission of the Indenture Trustee or any other Person claiming through the Indenture Trustee.

         Section 7.09. Pass Through Trustee's Representations and Warranties. The Pass Through Trustee, in its individual capacity (except with respect to clause (iii) below), represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the power and authority to enter into and perform its obligations under the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and this Agreement and to execute and authenticate the Pass Through Certificates to be delivered on the Pass Through Closing Date;

         (ii) the execution, delivery and performance of this Agreement, the Pass Through Agreement and the Series Supplements and the performance of its obligations hereunder and thereunder (including the execution and authentication of the Pass Through Certificates to be delivered on the Pass Through Closing Date) have been fully authorized by all necessary corporate action on its part, and, subject to (A) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (B) compliance with any applicable state securities laws and (C) the qualification of the Pass Through Agreement under the Trust Indenture Act, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected; and

         (iii) each of this Agreement and the Pass Through Agreement has been, and as of the Pass Through Closing Date the Series Supplements will be, duly executed and delivered by it (in its individual and trust capacities) and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Pass Through Trustee (in its individual and trust capacities), enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         Section 7.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Owner Participant, the Owner Trustee (in its individual or trust capacity), the Pass Through Trustee (in its individual or trust capacity), the Subordination Agent (in its individual capacity or trust capacity) and the Indenture Trustee (in its individual or trust capacity) provided for in this Article 7, and their respective obligations under any and all of them, shall survive the Closings, the delivery of the Aircraft and the expiration or other termination of this Agreement, and the other Operative Agreements.

         Section 7.11. Lessee's Assumption of the Certificates. (a) Subject to compliance by the Lessee with all of its obligations under the Operative Agreements, each of the Owner Participant, the Owner Trustee, the Indenture Trustee, the Pass Through Trustee and the Lessee covenants and agrees that if the Lessee elects to terminate the Lease and to purchase the Aircraft pursuant to Section 4.02(a)(A), (D), (E) or (F) of the Lease, and so long as no Event of Default shall have occurred and be continuing then, upon compliance with the applicable provisions of said Section 4.02(a) of the Lease, the Owner Trustee will transfer to the Lessee, without recourse or warranty (except as to the absence of Lessor's Liens) but subject to the Lien of the Indenture, all of the Owner Trustee's right, title and interest in and to the Aircraft, and if the Lessee, in connection with such purchase, elects pursuant to
Section 4.02(a)(A), (D), (E) or (F) of the Lease to assume the obligations of the Owner Trustee to the Indenture Trustee and the Holders under the Indenture, the Certificates and hereunder, each of the parties shall execute and deliver appropriate documentation permitting the Lessee to assume such obligations on the basis of full recourse to the Lessee, maintaining for the benefit of the Holders the security interest in the Aircraft created by the Indenture, and upon compliance with the provisions of this Section 7.11 releasing the Owner Participant and the Owner Trustee from all obligations in respect of the Certificates, the Indenture and all other Operative Agreements except any obligations which shall have arisen (or with respect to events which shall have occurred) prior to such assumption and take all such other actions as are reasonably necessary to permit such assumption by the Lessee.

         (b)  In connection with such assumption:

         (i) the Lessee shall execute and deliver an instrument satisfactory in form and substance to the Indenture Trustee (A) pursuant to which the Lessee irrevocably and unconditionally assumes and undertakes, with full recourse to the Lessee, to pay, satisfy and discharge when and as due (at the stated maturity thereof, by acceleration or otherwise) the principal of, Make-Whole Premium, if any, interest and all other sums owing on all Outstanding Certificates (or on the Lessee's substituted obligations) in accordance with their terms and to punctually perform and observe all of the covenants and obligations hereunder and under the Indenture and the Certificates (as the same may be amended in connection with such assumption) to be performed or observed by the Owner Trustee and (B) which contains amendments to the Indenture, in form and substance satisfactory to the Indenture Trustee and the Holders, that incorporate therein such provisions from the Lease and this Agreement as may be appropriate, including, without limitation, events of default substantially identical in scope and effect to those set forth in the Lease and covenants substantially identical to the covenants of the Lessee hereunder and under the Lease;

         (ii) the instrument referred to in paragraph (i) of this Section 7.11(b), any UCC financing statements relating thereto, and any other documents which shall be necessary (or reasonably requested by the Indenture Trustee) to establish the Lessee's title to and interest in the Aircraft or to reflect the substitution of the Lessee for the Owner Trustee under the Operative Agreements or to continue the perfection of the security interests in the Aircraft and the other rights, Property and interests included in the Trust Indenture Estate for the benefit of the Holders (or the Lessee's substituted obligations) shall be filed in such form, manner and places as are necessary or, in the reasonable opinion of the Indenture Trustee, advisable for such purpose;

         (iii) the Indenture Trustee shall have received an insurance report dated the effective date of such assumption of an independent insurance broker and certificates of insurance, each in form and substance satisfactory to the Indenture Trustee, as to the due compliance as of the effective date of such assumption with the terms of Article 13 of the Lease (as it relates to the Indenture Trustee) relating to the insurance with respect to the Aircraft;

         (iv) the Indenture Trustee shall have received evidence that as of the effectiveness of the assignment on the date of such assumption the Aircraft is free and clear of all Liens other than the Lien of the Indenture and other Permitted Liens;

         (v) the Indenture Trustee shall have received a certificate from the Lessee that no Event of Default shall have occurred and be continuing as of the effective date of such assumption; and

         (vi) the Indenture Trustee shall have received (A) from counsel for the Lessee (who may be the Lessee's General Counsel) a legal opinion, in form and substance satisfactory to the Indenture Trustee (w) with respect to the compliance of the assumption contemplated hereby with the terms, provisions and conditions hereof, (x) with respect to the due authorization, execution, delivery, validity and enforceability of the instrument referred to in paragraph (i) of this Section 7.11(b), (y) with respect to the continued perfection of the first and prior Lien and security interest in the Aircraft for the benefit of the Holders of the Certificates (or the Lessee's substituted obligations) referred to in paragraph (ii) of this Section 7.11(b) and (z) with respect to the continued availability of the benefits of Section 1110 of the Bankruptcy Code to the Indenture
   Trustee for the benefit of the Holders with respect to the Aircraft after giving effect to such assumption, (B) from counsel to the Indenture Trustee and Special Aviation Counsel, a legal opinion comparable to the respective opinions delivered on the Certificate Closing Date or the Delivery Date, as the case may be, with such changes therein as may be appropriate in light of such assumption, and (C) in the case of each opinion described in clause
   (A) or (B) above, covering such additional matters as the Indenture Trustee shall reasonably request.

         (c) The Lessee shall pay all reasonable expenses (including reasonable fees and expenses of counsel) of the Owner Participant, the Owner Trustee and the Indenture Trustee in connection with such assumption.

         Section 7.12. Indebtedness of Owner Trustee. So long as the Indenture is in effect, the Owner Trustee, not in its individual capacity, but solely as trustee under the Trust Agreement, shall not incur any indebtedness for borrowed money except as expressly contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and shall not engage in any business or other activity other than the transactions contemplated herein or in any other Operative Agreement (excluding the Tax Indemnity Agreement) and all necessary or appropriate activity related thereto.

         Section 7.13. Compliance with Trust Agreement, Etc. Each of the Owner Participant, SSB and the Owner Trustee agrees with the Lessee, the Indenture Trustee and the Pass Through Trustee that so long as the Lien of the Indenture shall be in effect it will (i) comply with all of the terms of the Trust Agreement applicable to it in its respective capacity, the noncompliance with which would materially adversely affect any such party and (ii) not take any action, or cause any action to be taken, to amend, modify or supplement any provision of the Trust Agreement in a manner that would adversely affect any such party without the prior written consent of such party. The Owner Trustee confirms for the benefit of the Lessee, the Indenture Trustee and the Pass Through Trustee that it will comply with the provisions of Article 2 of the Trust Agreement. Notwithstanding anything else to the contrary in the Trust Agreement, so long as the Lease remains in effect, the Owner Participant agrees not to terminate or revoke the trust created by the Trust Agreement without the consent of the Lessee and (so long as the Indenture shall not have been discharged) the Indenture Trustee.

         Section 7.14. Subordination Agent's Representations, Warranties and Covenants. (a) Representations and Warranties. The Subordination Agent represents and warrants as of the date hereof (except as otherwise provided), as of the Pass Through Closing Date, the Certificate Closing Date and the Delivery Date that:

         (i) it is a national banking association duly organized and validly existing in good standing under the laws of the United States of America and has the corporate power and authority to enter into and perform its obligations under this Agreement, the Liquidity Facilities and the Intercreditor Agreement;

         (ii) the execution, delivery and performance of this Agreement, each of the Liquidity Facilities and the Intercreditor Agreement and the performance of its obligations hereunder and thereunder have been fully authorized by all necessary corporate action on its part, and, neither the execution and delivery thereof nor its performance of any of the terms and provisions thereof will violate any Federal or Utah law or regulation relating to its banking or trust powers or contravene or result in any breach of, or constitute any default under its articles of association, or bylaws or the provisions of any indenture, mortgage, contract or other agreement to which it is a party or by which it or its properties may be bound or affected;

         (iii) each of this Agreement, the Liquidity Facilities and the Intercreditor Agreement has been duly executed and delivered by it and, assuming that each such agreement is the legal, valid and binding obligation of each other party thereto, is or will be, as the case may be, the legal, valid and binding obligation of the Subordination Agent, enforceable in accordance with its respective terms except as limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law);

         (iv) there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by the Subordination Agent of this Agreement, any of the Liquidity Facilities or the Intercreditor Agreement (other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities), and there are no Taxes payable by the Subordination Agent imposed by the State of Utah or any political subdivision thereof in connection with the acquisition, possession or ownership by the Subordination Agent of any of the Certificates other than franchise or other taxes based on or measured by any fees or compensation received by the Subordination Agent for services rendered in connection with the transactions contemplated by the Intercreditor Agreement or any of the Liquidity Facilities);

         (v) there are no pending or threatened actions or proceedings against the Subordination Agent before any court or administrative agency which individually or in the aggregate, if determined adversely to it, would materially adversely affect the ability of the Subordination Agent to perform its obligations under this Agreement, the Intercreditor Agreement or any Liquidity Facility;

         (vi) the Subordination Agent has not directly or indirectly offered any Certificate for sale to any Person or solicited any offer to acquire any Certificates from any Person, nor has the Subordination Agent authorized anyone to act on its behalf to offer directly or indirectly any Certificate for sale to any Person, or to solicit any offer to acquire any Certificate from any Person; and the Subordination Agent is not in default under any Liquidity Facility; and

         (vii) the Subordination Agent is not directly or indirectly controlling, controlled by or under common control with the Owner Participant, the Owner Trustee, any Underwriter or the Lessee.

         (b) Covenants. (i) The Subordination Agent agrees not to amend any Liquidity Facility without the consent of the Lessee (so long as no Event of Default shall have occurred and be continuing) and of the Owner Participant (such consents not to be unreasonably withheld).

         (ii) In connection with the deposit in the applicable Cash Account of amounts drawn pursuant to any Downgrade Drawing under a Liquidity Facility, the Subordination Agent agrees, so long as no Event of Default shall have occurred and be continuing, to pay to the Lessee promptly following each Regular Distribution Date any Investment Earnings on the amount so deposited which remain after application of such Investment Earnings pursuant to Section 2.06 of such Liquidity Facility to the interest payable on such Downgrade Drawing under Section 3.07 of such Liquidity Facility. Capitalized terms used in this Section shall have the meanings specified in the Intercreditor Agreement.


                                   ARTICLE 8

                                     TAXES

         Section 8.01. Lessee's Obligation to Pay Taxes. (a) Generally. The Lessee agrees promptly to pay when due, and to indemnify and hold each Indemnitee harmless from all license, recording, documentary, registration and other fees and all taxes (including, without limitation, income, gross receipts, sales, rental, use, value added, property (tangible and intangible), ad valorem, excise and stamp taxes), fees, levies, imposts, recording duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax or interest thereon (individually, a "Tax," and collectively called "Taxes"), however imposed (whether imposed upon any Indemnitee, the Lessee, all or any part of the Aircraft, Airframe, any Engine or any Part, the Lessor's Estate, the Trust Indenture Estate, Rent or otherwise), by any Federal, state or local government or taxing authority in the United States, or by any government or taxing authority of a foreign country or of any political subdivision or taxing authority thereof or by a territory or possession of the United States or an international taxing authority, upon or with respect to, based upon or measured by:

         (i)   the Aircraft, the Airframe, any Engine or any Part;

         (ii) the location, replacement, conditioning, refinancing, control, purchase, registration, reregistration, repossession, improvement, maintenance, redelivery, manufacture, acquisition, purchase, financing, mortgaging, ownership, acceptance, rejection, delivery, non-delivery, leasing, subleasing, transport, insuring, inspection, registration, assembly, abandonment, preparation, installment, possession, use, operation, return, presence, storage, repair, transfer of title, modification, rebuilding, import, export, alteration, addition, replacement, assignment, overhaul, transfer of registration or registration, imposition of any lien, sale or other disposition of the Aircraft, Airframe, any Engine or any Part thereof or interest therein;

         (iii) the rentals (including Basic Rent and Supplemental Rent), receipts or earnings arising from the Operative Agreements or from the purchase, financing, ownership, delivery, leasing, possession, use, operation, return, storage, transfer of title, sale or other disposition of the Aircraft, the Airframe or any part thereof or interest therein;

         (iv)  any or all of the Operative Agreements;

         (v) the Property, or the income or other proceeds received with respect to the Property, held by the Owner Trustee under the Trust Agreement or after an Event of Default under the Lease, or by the Indenture Trustee under the Indenture;

         (vi) otherwise with respect to or by reason of the transactions described in or contemplated by the Operative Agreements;

         (vii) the payment of the principal or interest or other amounts payable with respect to the Certificates;

         (viii) the Certificates or the Pass Through Certificates or the issuance, acquisition, or refinancing thereof or the beneficial interests in the Lessor's Estate or the creation thereof under the Trust Agreement; or

         (ix) any assumption by the Lessee pursuant to Section 7.11 of this Agreement and Section 2.12 of the Indenture.

         (b) Exceptions. The indemnity provided for in Section 8.01(a) shall not extend to any of the following:

         (i) With respect to an Indemnitee, Taxes based upon, measured by or with respect to the net or gross income, items of tax preference or minimum tax or excess profits, receipts, value added (but only to the extent such value added tax is in the nature of an income tax), capital, franchise, net worth or conduct of business or other similarly-based Taxes of such Indemnitee (other than any Taxes in the nature of sales, use, transfer, excise, rental, license, ad valorem, property or other similarly based Taxes) (the "Income Taxes"); provided, however that the provisions of this paragraph (b)(i) shall not exclude from the indemnity described in Section 8.01(a) hereof, any Income Taxes to the extent such Income Taxes are imposed by any jurisdiction in which the Indemnitee would not be subject to such Income Taxes but for, or would be subject to such Income Taxes solely as a result of, (x) the operation, registration, location, presence, or use of the Aircraft, Airframe, any Engine or any Part thereof, in such jurisdiction or (y) the place of incorporation or principal office or the activities of the Lessee or any sublessee in such jurisdiction (it being understood that any such indemnity would be payable only to the extent of the net harm incurred by the Indemnitee from such Income Taxes, taking into account any incremental current Tax benefit in another tax jurisdiction resulting from payment of such Income Taxes); provided, further, that the provisions of this paragraph (b)(i) relating to Income Taxes shall not exclude from the indemnity described in Section 8.01(a) hereof any Income Taxes for which the Lessee would be required to indemnify an Indemnitee (x) so that any payment under the Operative Agreements, otherwise required to be made on an After-Tax Basis, is made on an After-Tax Basis or (y) pursuant to the last sentence of Section 8.02, 8.05, 9.02 or 9.05 of this Agreement;

         (ii)  [Reserved];

         (iii) Taxes arising out of or measured by acts, omissions, events or periods of time (or any combination of the foregoing) which occur after (and are not attributable to acts, omissions or events occurring contemporaneously with or prior to) (A) the payment in full of all amounts payable by the Lessee pursuant to and in accordance with the Operative Agreements, or the earlier discharge in full of the Lessee's payment obligations under and in accordance with the Lease and the Operative Agreements (and the Certificates in the case of the Indenture Trustee or the Trust Indenture Estate if the Lessee shall have assumed the Certificates pursuant to Section 7.11 of this Agreement), and (B) the earliest of (x) the expiration of the Term of the Lease and return of the Aircraft in accordance with Article 12 of the Lease, (y) the termination of the Lease in accordance with the applicable provisions of the Lease and return of the Aircraft in accordance with the Lease, or (z) the termination of the Lease in accordance with the applicable provisions of the Lease and the transfer of all right, title and interest in the Aircraft to the Lessee pursuant to its exercise of any of its purchase options set forth in Section 4.02(a) of the Lease, except that, notwithstanding anything in this Section 8.01(b) to the contrary, Taxes incurred in connection with the exercise of any remedies pursuant to Article 17 of the Lease following the occurrence of an Event of Default shall not be excluded from the indemnity described in
   Section 8.01(a) hereof;

         (iv) As to the Owner Trustee, Taxes imposed against the Owner Trustee upon or with respect to any fees for services rendered in its capacity as Owner Trustee under the Trust Agreement or, as to the Indenture Trustee, Taxes imposed against the Indenture Trustee upon or with respect to any fees received by it for services rendered in its capacity as Indenture Trustee under the Indenture;

         (v) Taxes imposed on an Indemnitee that would not have been imposed but for the willful misconduct or gross negligence of such Indemnitee (other than gross negligence or willful misconduct not actually committed by but instead imputed to such Indemnitee by reason of such Indemnitee's participation in the transactions contemplated by the Operative Agreements) or the breach by such Indemnitee of any representation, warranty or covenant contained in the Operative Agreements or any document delivered in connection therewith (unless attributable to a breach of representation, warranty or covenant of the Lessee);

         (vi) Taxes imposed on the Owner Trustee or the Owner Participant or any successor, assign or Affiliate thereof which became payable by reason of any voluntary or involuntary transfer or disposition by such Indemnitee subsequent to the Delivery Date, including revocation of the Trust, of any interest in some or all of the Aircraft, Airframe, Engines or Parts thereof or its interest in the Lessor's Estate, other than (A) Taxes that result from transfers or dispositions which occur while an Event of Default under the Lease has occurred and is continuing at the time of such transfer or disposition or (B) Taxes that result from any transfer or disposition pursuant to the terms of the Lease;

         (vii) Taxes imposed on the Owner Participant for which the Lessee is obligated to indemnify the Owner Participant pursuant to the Tax Indemnity Agreement;

         (viii) Notwithstanding anything herein to the contrary, Taxes imposed on a successor, assign or other transferee (including, without limitation, a transferee which is a new lending office of an original Indemnitee) of any entity or Person which on the Certificate Closing Date is an Indemnitee (for purposes of this clause (vii), an "original Indemnitee") or such original Indemnitee to the extent that such Taxes exceed the amount of Taxes that would have been imposed and would have been indemnifiable pursuant to Section 8.01(a) hereof had there not been a succession, assignment or other transfer by such original Indemnitee of any such interest of such Indemnitee in the Aircraft or any Part thereof, any interest in or under any Operative Agreement, or any proceeds thereunder (it being understood that for purposes of determining the amount of indemnification that would have been due to such original Indemnitee with respect to a net income Tax, it shall be assumed that such original Indemnitee would be subject to taxation on its income at the highest marginal statutory rate applicable to it); provided, however, that the exclusion provided by this clause (vii) shall not apply in the case of a succession, assignment or other transfer (1) while an Event of Default under the Lease or the Indenture has occurred and is continuing; (2) required by any provision of the Operative Agreements (other than pursuant to Section 7.02 hereof) or (3) in the case of the Owner Participant, to any Tax other than an Income Tax;

         (ix)  [Reserved];

         (x)   any Taxes which have been included in the Purchase Price;

         (xi) any Taxes which would not have been imposed but for a Lessor's Lien with respect to the Owner Participant or an Indenture Trustee's Lien with respect to the Indenture Trustee;

         (xii) any Taxes imposed on the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (or any funded participation therein) (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding; and

         (xiii) Taxes imposed by any jurisdiction to the extent they would have been imposed on the Lessor or the Owner Participant for activities in such jurisdiction unrelated to the transactions contemplated by the Operative Agreements.

         (c) Withholding. The Pass Through Trustee shall withhold any Taxes required to be withheld on payments to any holder of a Pass Through Certificate who is a Non-U.S. Person except to the extent that such a holder of a Pass Through Certificate has furnished evidence to the Pass Through Trustee sufficient under applicable law to entitle such holder of a Pass Through Certificate to any exemption from or reduction in the rate of withholding on interest claimed by such holder of a Pass Through Certificate. The Indenture Trustee shall withhold any Taxes required to be withheld on any payment to a Holder pursuant to Section 5.09 of the Indenture. If the Indenture Trustee or the Pass Through Trustee fails to withhold a Tax required to be withheld with respect to any Holder of a Certificate or any holder of a Pass Through Certificate or any claim is otherwise asserted by a taxing authority against the Owner Trustee or the Owner Participant for any withholding tax, the Lessee will indemnify the Owner Trustee and the Owner Participant (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis against any such Taxes required to be withheld and any interest and penalties with respect thereto, along with any other costs (including reasonable attorney's fees) incurred in connection with any such claim. The Indenture Trustee or the Pass Through Trustee, as the case may be, in its individual capacity (and without recourse to the Trust Indenture Estate), shall indemnify the Lessee (without regard to the exclusions set forth in Section 8.01(b) hereof) on an After-Tax Basis for any payment the Lessee shall have made pursuant to the preceding sentence.

         Section 8.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Tax indemnified against under Section 8.01 shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Tax not been incurred. If any Indemnitee actually realizes a permanent tax benefit by reason of the payment of any Tax paid or indemnified against by the Lessee, such Indemnitee shall promptly pay to the Lessee to the extent such tax benefit was not previously taken into account in computing such payment, but not before the Lessee shall have made all payments then due to such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such permanent tax benefit plus any other permanent tax benefit actually realized by such Indemnitee that would not have been realized but for any payment made by such Indemnitee pursuant to this sentence and not already paid to the Lessee, and
(y) the amount of the payment made under this Section 8.02 and Section 8.01 hereof by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore required to be made under this
Section 8.02 and Section 8.01 hereof (and the excess, if any, of the amount described in clause (x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to Section 8.01 hereof); provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence as long as an Event of Default shall have occurred and be continuing under the Lease. The Lessee shall reimburse on an After-Tax Basis such Indemnitee for any payment of a tax benefit pursuant to the preceding sentence (or a tax benefit otherwise taken into account in calculating the Lessee's indemnity obligation hereunder) to the extent that such tax benefit is disallowed or reduced in a taxable year subsequent to the year of such payment (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired).

         Section 8.03. Time of Payment. Any amount payable to an Indemnitee pursuant to this Article 8 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable, provided that in the case of amounts which are being contested by the Lessee in good faith or by the Indemnitee in either case pursuant to Section 8.04 hereof, such amount shall be payable 30 days after the time such contest is finally resolved.

         Section 8.04. Contests. If a written claim is made against any Indemnitee for Taxes with respect to which the Lessee is liable for a payment or indemnity hereunder, such Indemnitee shall promptly give the Lessee notice in writing of such claim and shall furnish the Lessee with copies of any requests for information from any taxing authority relating to such Taxes with respect to which the Lessee may be required to indemnify hereunder; provided, however, that the failure of an Indemnitee to give such notice or furnish such copy shall not terminate any of the rights of such Indemnitee under this
Article 8, except to the extent that the Lessee's contest rights have been materially and adversely impaired by the failure to provide such notice. The Indemnitee shall in good faith, with due diligence and at the Lessee's expense, if timely requested in writing by the Lessee, contest (or, at the Indemnitee's option, require the Lessee to contest in the name of the Lessee, if permitted by law) the validity, applicability or amount of such Taxes by:

         (i) resisting payment thereof if lawful and practicable or not paying the same except under protest if protest is necessary and proper in each case so long as non-payment will not result in a material risk of the sale, forfeiture or loss of, or the creation of a Lien other than a Lessor's Lien on the Aircraft, Airframe or any Engine or any risk of criminal liability; or

         (ii) if the payment be made, using reasonable efforts to obtain a refund thereof in appropriate administrative and judicial proceedings.

If the Indemnitee, after reasonable discussion with the Lessee and consideration in good faith of any suggestion made by the Lessee as to the method of pursuing such contest, elects to conduct the contest, such Indemnitee shall determine the manner in which to contest such Taxes, and shall periodically or upon the Lessee's request advise the Lessee of the progress of such contest; provided, however, that if the Indemnitee determines in its sole discretion that such participation will not adversely affect such Indemnitee's contest of any Taxes not indemnified hereunder, the Lessee shall have the right to participate in such contest, including, among other rights, the right to attend governmental or judicial conferences (to the extent unrelated issues are not discussed) concerning such claim and the right to review and approve all submissions to any governmental or other authority insofar as they relate to the Tax for which indemnification is sought. Notwithstanding the preceding sentences of this Section 8.04, such Indemnitee shall not be required to take or continue any action unless the Lessee shall have (i) agreed in writing to pay and shall pay the Indemnitee on demand and on an After-Tax Basis for any liability or reasonable expense which such Indemnitee may incur as a result of contesting such Taxes including without limitation (y) reasonable attorneys' and accountants' fees and (z) the amount of any interest, penalty or additions to tax which may ultimately be payable as the result of contesting such Taxes, (ii) delivered to the Indemnitee a written acknowledgment of the Lessee's obligation to such Indemnitee pursuant to this Agreement to the extent that the contest is not successful and of the inapplicability of any exclusion or defenses thereto, provided, however, that such acknowledgement shall not preclude the Lessee from raising defenses to liability under this Agreement if a decision in such contest is rendered which clearly articulates the cause of such Tax and the cause, as so articulated, is not one for which the Lessee is responsible to pay an indemnity hereunder,
(iii) made all payments and indemnities (other than contested payments and indemnities) then due to the Indemnitee hereunder or with respect to any of the transactions contemplated by or under the Operative Agreements. In no event shall such Indemnitee be required or the Lessee permitted to contest pursuant to this Section 8.04 the imposition of any Tax for which the Lessee is obligated to indemnify any Indemnitee hereunder unless (i) such Indemnitee shall have received an opinion of independent tax counsel, at the Lessee's expense, selected by such Indemnitee and reasonably satisfactory to the Lessee ("Tax Counsel") to the effect that a reasonable basis exists for contesting such claim, (ii) such Indemnitee shall have determined that such contest will not result in any material risk of loss, sale or forfeiture of, or the creation of a Lien (other than Lessor's Liens) on, the Aircraft or any part thereof or interest thereon or in a risk of criminal liability, or adversely affect the Trust Indenture Estate, (iii) if an Event of Default shall have occurred and be continuing, the Lessee shall have provided security for its obligations hereunder reasonably satisfactory to the Indemnitee, (iv) if such contest shall be conducted in a manner requiring payment of the claim in advance, the Lessee shall have advanced sufficient funds, on an interest free basis, to make the payment required, and agreed to indemnify the Indemnitee against any additional net adverse tax consequences on an After-Tax Basis to such Indemnitee of such advance and (v) the issue shall not be the same as an issue previously contested hereunder and decided adversely, unless the Indemnitee shall have received, at the Lessee's sole expense, a written opinion, in form and substance reasonably satisfactory to such Indemnitee, of Tax Counsel, to the effect that the applicable circumstances or law has changed and, in light thereof, there is substantial authority within the meaning of Section 6662(d) of the Code, as interpreted by the Treasury regulations thereunder, or under similar principles of state or foreign law (as the case may be) for contesting such claim and (vi) the amount of the indemnity payments the Lessee would be required to make with respect to such adjustment, when aggregated with similar adjustments that could be raised in other taxable years of such Indemnitee is at least $50,000.

         The Indemnitee shall not appeal any judicial decision unless it receives an opinion of independent tax counsel, at the Lessee's sole expense, selected by such Indemnitee and reasonably satisfactory to the Lessee to the effect that a reasonable basis continues to exist for the Indemnitee's position.

         Nothing contained in this Section 8.04 shall require any Indemnitee to contest or continue to contest, or permit Lessee to contest, a claim which such Indemnitee would otherwise be required to contest pursuant to this Section 8.04, if such Indemnitee shall waive payment by Lessee of any amount that might otherwise be payable by Lessee under this Article 8 in connection with such claim.

         Section 8.05. Refunds. Upon receipt by an Indemnitee of a refund of all or any part of any Taxes which the Lessee shall have paid for such Indemnitee or for which the Lessee shall have reimbursed or indemnified such Indemnitee, and provided there shall not have occurred and be continuing any Event of Default by the Lessee hereunder or under the Lease (in which case payment shall not be made to the Lessee until such Event of Default shall have been cured), such Indemnitee shall pay to the Lessee an amount equal to the amount of such refund less (x) reasonable expenses not previously reimbursed,
(y) all payments then due to such Indemnitee under this Article 8 and (z) Taxes imposed with respect to the accrual or receipt thereof, including interest received attributable thereto, plus any tax benefit actually realized by such Indemnitee as a result of any payment by such Indemnitee made pursuant to this sentence; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 8 and (b) to the extent that the amount of such payment would exceed (i) the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 8 less (ii) the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 8.

         Any subsequent loss of such refund or tax benefit shall be treated as a Tax subject to indemnification under the provisions of this Article 8 (in the case of any such tax benefit, without regard to Section 8.01(b) hereof).

         Section 8.06. Lessee's Reports. In case any report or return is required to be made with respect to any obligation of the Lessee under this
Article 8, the Lessee shall make such report or return, except for any such report or return that the Indemnitee has notified the Lessee that it intends to file, in such manner as will show the ownership of the Aircraft in the Owner Trustee and shall send a copy of the applicable portions of such report or return to the Indemnitee and the Owner Trustee or will notify the Indemnitee of such requirement and make such report or return in such manner as shall be satisfactory to such Indemnitee and the Owner Trustee. The Lessee will provide such information reasonably available to the Lessee as the Indemnitee may reasonably require from the Lessee to enable the Indemnitee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements (without duplication of the requirements of Section 3 of the Tax Indemnity Agreement) and any audit information request arising from any such filing. The Indemnitee will provide such information reasonably available to it as the Lessee may reasonably require from such Indemnitee to enable the Lessee to fulfill its tax filing requirements with respect to the transactions contemplated by the Operative Agreements and any audit information request arising from such filing; provided that in no event shall any Indemnitee be required to provide copies of any of its tax returns. The Lessee shall hold the Indemnitee harmless from and against any liabilities, including penalties, additions to tax, fines and interest, imposed upon or incurred by such Indemnitee to the extent directly attributable to any insufficiency or inaccuracy in any return, statement, or report prepared by the Lessee or information supplied by the Lessee, or directly attributable to the Lessee's failure to supply reasonably available information to such Indemnitee as required by this Section 8.06.

         Section 8.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 8 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of the Operative Agreements.

         Section 8.08. Payment of Taxes. With respect to any Tax otherwise indemnifiable hereunder by the Lessee and applicable to the Aircraft, Airframe, any Engine or Parts, to the extent permitted by the applicable federal, state, local or foreign law, the Lessee shall pay such tax directly to the relevant Taxing authority and file any returns or reports required with respect thereto; provided, however, that the Lessee shall not make any statements or take any action which would indicate that the Lessee or any Person other than the Owner Trustee or the Owner Participant are the owner of the Aircraft, the Airframe, any Engine or any Part or which would otherwise be inconsistent with the terms of the Lease and the position thereunder of the Owner Trustee and the Owner Participant. Copies of such returns or reports, together with evidence of payment of any tax due, shall be sent by the Lessee to the Owner Participant within thirty (30) days after the date of each payment by the Lessee of any Tax.

         Section 8.09. Reimbursements by Indemnitees Generally. If, for any reason, Lessee is required to make any payment with respect to any Taxes imposed on any Indemnitee in respect of the transactions contemplated by the Operative Agreements or on the Aircraft, the Airframe, the Engines, the Parts of any part thereof, which Taxes are not the responsibility of the Lessee with respect to such Indemnitee, then such Indemnitee shall pay to the Lessee within 30 days of the Lessee's demand therefor an amount which equals the amount actually paid by the Lessee with respect to such Taxes.


                                   ARTICLE 9

                               GENERAL INDEMNITY

         Section 9.01. Generally. (a) The Lessee agrees to indemnify each Indemnitee against and agrees to protect, defend, save and keep harmless each Indemnitee from any and all liabilities, obligations, losses, damages (including if, as a result of an Indenture Event of Default described in Section 7.01(a)(i) of the Indenture, the Indenture Trustee shall have sold all or any portion of the Indenture Estate and the proceeds thereof were less than an amount equal to accrued and unpaid Basic Rent on the date of sale plus the Stipulated Loss Value as of such date, damages equal to such shortfall together with interest thereon to the extent permitted by law at the Debt Rate until such shortfall is paid in full), penalties, claims, actions, suits, costs, disbursements and expenses (including reasonable legal fees and expenses and all costs and expenses relating to amendments, supplements, adjustments, consents, refinancings and waivers under the Operative Agreements except as otherwise provided in Section 10.01(c)(i) or Article 15 hereof) of every kind and nature (whether or not any of the transactions contemplated by this Agreement are consummated) (individually, an "Expense," collectively, "Expenses"), which may be imposed on, incurred or suffered by or asserted against any Indemnitee, in any way relating to, based on or arising out of:

         (i) this Agreement, the Lease, the Indenture, the Pass Through Agreement, the Trust Agreement, the Intercreditor Agreement, the Liquidity Facilities, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale or any other Operative Agreement or any other document entered into in connection herewith or any sublease or transfer or any transactions contemplated hereby or thereby;

         (ii) the operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing of the Aircraft, Airframe, or any Engine or any engine used in connection with the Airframe, or any part thereof by the Lessee, any sublessee or any other Person whatsoever, whether or not such operation, possession, use, non-use, maintenance, storage, overhaul, delivery, non-delivery, control, repair or testing is in compliance with the terms of the Lease, including without limitation, claims for death, personal injury or property damage or other loss or harm to any Person whatsoever, including, without limitation, any passengers, shippers or other Persons wherever located, and claims relating to any laws, rules or regulations, including, without limitation, environmental control, noise and pollution laws, rules or regulation;

         (iii) the manufacture, design, sale, return, purchase, acceptance, rejection, delivery, non-delivery, condition, repair, modification, servicing, rebuilding, airworthiness, registration, reregistration, import, export, performance, non-performance, lease, sublease, transfer, merchantability, fitness for use, alteration, substitution or replacement of any Airframe, Engine, or Part under the Lease, the Purchase Agreement, the Purchase Agreement Assignment, the GTA or the Engine Warranty Assignment or other transfer of use or possession, or other disposition of the Aircraft, the Airframe, any Engine or any Part including, without limitation, latent and other defects, whether or not discoverable, strict tort liability, and any claims for patent, trademark or copyright infringement;

         (iv) any breach of or failure to perform or observe, or any other non-compliance with, any condition, covenant or agreement to be performed, or other obligations of the Lessee under any of the Operative Agreements, or the falsity or inaccuracy of any representation or warranty of the Lessee in any of the Operative Agreements (other than representations and warranties in the Tax Indemnity Agreement);

         (v)   the Collateral Account and the Liquid Collateral;

         (vi) the enforcement of the terms of the Operative Agreements and the administration of the Trust Indenture Estate; and

         (vii) the offer, issuance, sale or delivery of any Certificate or any Pass Through Certificate, or any refunding or refinancing thereof, or interest in the Lessor's Estate or the Trust Agreement or any similar interest or in any way relating to or arising out of the Trust Agreement and the Lessor's Estate, the Indenture or the Trust Indenture Estate (including, without limitation, any claim arising out of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other federal or state statute, law or regulation, or at common law or otherwise relating to securities), or the action or inaction of the Owner Trustee or Indenture Trustee as trustees, in the manner contemplated by this Agreement, the Indenture, the Indenture and Security Agreement Supplement or the Trust Agreement and in the case of the Owner Participant, its obligations arising under Section 6.01 of the Trust Agreement.

The foregoing indemnity by the Lessee is intended to include and cover, but is not limited to, any Expense to which the Indemnitees may be subject as a result of their respective ownership or leasing of any interest in the Aircraft, Airframe, any Engine or Part during the Term, whether or not in the Lessee's possession or control, insofar as such Expense relates to any activity or event whatsoever involving such item while it is under lease to the Lessee (or after termination of the Lease in connection with the exercise of remedies thereunder to the extent that such Expense is attributable to the transactions contemplated hereby and by the other Operative Agreements), and such Expense does not fall within any of the exceptions listed in Section 9.01(b) hereof.

         (b) Exceptions. The indemnity provided for in Section 9.01(a) shall not extend to any Expense of any Indemnitee to the extent it:

         (i) would not have occurred but for the willful misconduct or gross negligence of such Indemnitee;

         (ii) after the Delivery Date, is in respect of the Aircraft, and is attributable to acts or events which occur after the Aircraft is no longer part of the Lessor's Estate or leased under the Lease or, if the Aircraft remains a part of the Lessor's Estate, after the expiration of the Term and any holdover period under Section 12.05 of the Lease (other than pursuant to Article 17 of the Lease, in which case the indemnity provided in Section 9.01(a) hereof shall survive for so long as Lessor or the Indenture Trustee shall be entitled to exercise remedies under such Article 17), or to acts or events which occur after return of possession of the Aircraft by the Lessee in accordance with the provisions of the Lease but in any such case only to the extent not fairly attributable to acts or omissions of the Lessee prior to expiration of the Term and any holdover period under
   Section 12.05 of the Lease, including without limitation the Lessee's failure to fully discharge all of its obligations under the Lease or the other Operative Agreements;

         (iii) is a Tax, whether or not the Lessee is required to indemnify therefor pursuant to Article 8 hereof or pursuant to the Tax Indemnity Agreement;

         (iv) is a cost or expense required to be paid by the Owner Participant or its permitted transferees (and not by the Lessee) pursuant to this Agreement or any other Operative Agreement (other than the Owner Participant's obligations under Section 6.01 of the Trust Agreement) and for which the Lessee is not otherwise obligated to reimburse the Owner Participant, directly or indirectly;

         (v) would not have been incurred by such Indemnitee if such Indemnitee had not been in breach of its representations or warranties, or had not defaulted in the observance and performance of the terms and provisions required to be observed and performed by it, in this Agreement, the Purchase Agreement Assignment, the Lease, the Indenture, the Trust Agreement or any other Operative Agreement to which it is a party unless such breach or default shall be a result of the breach or default of any of the foregoing by the Lessee or another Indemnitee;

         (vi)  [reserved];

         (vii) in the case of the Owner Participant, Lessor's Liens to the extent attributable to the Owner Participant; in the case of the Owner Trustee, Lessor's Liens to the extent attributable to the Owner Trustee; and in the case of the Indenture Trustee, Indenture Trustee's Liens;

         (viii) is in the case of the Owner Participant or the Owner Trustee, to the extent attributable to the offer or sale by such Indemnitee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (including an offer or sale resulting from bankruptcy or other proceedings for the relief of debtors in which such Indemnitee is the debtor), unless in each case such offer or sale shall occur (w) in connection with a Refinancing, (x) as a result of exercise of remedies under Article 17 of the Lease, (y) during a period when an Event of Loss has occurred or (z) in connection with the termination of the Lease or action or direction of the Lessee pursuant to the Lease; or

         (ix) which is incurred by the Owner Participant or any person who is a "disqualified person", within the meaning of Section 4975(e)(2) of the Code, or a "party in interest", within the meaning of Section 3(14) of ERISA, by virtue of such person's relationship to the Owner Participant, as the result of any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975(c)(1) of the Code, occurring with respect to the purchase or holding of any Pass Through Certificate (i) over which purchase or holding the Owner Participant or any Affiliate thereof has discretion or control (other than in the capacity of a directed trustee or custodian), or
   (ii) by an employee benefit plan, within the meaning of Section 3(3) of ERISA, or individual retirement account or plan subject to Section 4975 of the Code with respect to which the Owner Participant (or any Affiliate thereof) has the power, directly or indirectly, to appoint or terminate, or to negotiate the terms of the management agreement with, the person or persons having discretion or control (other than in the capacity of a directed trustee or custodian), over such purchase or holding.

         Section 9.02. After-Tax Basis. The amount which the Lessee shall be required to pay with respect to any Expense indemnified against under Section
9.01 hereof shall be an amount sufficient to restore the Indemnitee, on an After-Tax Basis, to the same position such party would have been in had such Expense not been incurred. If any Indemnitee actually realizes a permanent Tax benefit by reason of the payment of such Expense paid or indemnified against by the Lessee which was not considered in the computation thereof, such Indemnitee shall promptly pay to the Lessee, but not before the Lessee shall have made all payments theretofore due such Indemnitee under this Agreement, the Tax Indemnity Agreement and any other Operative Agreement, an amount equal to the lesser of (x) the sum of such Tax benefit plus any other permanent Tax benefit actually realized by such Indemnitee as the result of any payment made by such Indemnitee pursuant to this sentence and (y) the amount of such payment pursuant to this Section 9.02 by the Lessee to such Indemnitee plus the amount of any other payments by the Lessee to such Indemnitee theretofore made pursuant to this Section 9.02 less the amount of any payments by such Indemnitee to the Lessee theretofore made pursuant to this Section 9.02 (and the excess, if any, of the amount described in clause
(x) above over the amount described in clause (y) above shall be carried forward and applied to reduce pro tanto any subsequent obligations of the Lessee to make payments pursuant to this Section 9.02), it being intended that no Indemnitee should realize a net Tax benefit pursuant to this Section 9.02 unless the Lessee shall first have been made whole for any payments by it to such Indemnitee pursuant to this Section 9.02; provided, however, that notwithstanding the foregoing portions of this sentence, such Indemnitee shall not be obligated to make any payment to the Lessee pursuant to this sentence so long as an Event of Default shall have occurred and be continuing. Any Taxes that are imposed on any Indemnitee as a result of the disallowance or reduction of such Tax benefit referred to in the next preceding sentence in a taxable year subsequent to the year of allowance and utilization by such Indemnitee (including the expiration of any tax credit carryovers or carrybacks of such Indemnitee that would not otherwise have expired) shall be indemnifiable pursuant to the provisions of Section 8.01 hereof without regard to Section 8.01(b) hereof.

         Section 9.03. Subrogation. Upon the payment in full of any indemnity pursuant to this Article 9 by the Lessee (but not earlier), the Lessee shall be subrogated to any right of the Indemnitee, other than with respect to any of such Indemnitee's insurance policies or in connection with any indemnity claim the Person indemnified may have against any other Indemnitee in respect of the matter against which such indemnity has been made.

         Section 9.04. Notice and Payment. Each Indemnitee and the Lessee shall give prompt written notice one to the other of any liability of which such party has knowledge for which the Lessee is, or may be, liable under this
Article 9; provided, however, that failure to give such notice shall not terminate any of the rights of the Indemnitees under this Article 9, except (with respect to such Indemnitee) to the extent that the Lessee has been materially prejudiced by the failure to provide such notice. Unless otherwise provided in the Operative Agreements, any amount payable to an Indemnitee pursuant to this Article 9 shall be paid within 30 days after receipt of a written demand therefor from such Indemnitee accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable.

         Section 9.05. Refunds. If any Indemnitee shall obtain a recovery of all or any part of any amount which the Lessee shall have paid to such Indemnitee or for which the Lessee shall have reimbursed such Indemnitee under this Article 9, and provided there shall not have occurred a Payment Default or an Event of Default (in which case payment shall not be made to the Lessee until such Payment Default or Event of Default shall have been cured) such Indemnitee shall pay to the Lessee the amount of any such recovery, including interest received with respect to the recovery, net of any Taxes paid or payable as a result of the receipt of the recovery and interest, plus any net additional permanent income tax benefits actually realized by Indemnitee as the result of any payment made pursuant to this sentence less any reasonable costs and expense of any Indemnitee not reimbursed by the Lessee; provided, however, that such amount shall not be payable (a) before such time as the Lessee shall have made all payments or indemnities then due and payable to such Indemnitee under this Article 9 or (b) to the extent that the amount of such payment would exceed the amount of all prior payments by the Lessee to such Indemnitee pursuant to this Article 9, less the amount of all prior payments by such Indemnitee to the Lessee pursuant to this Article 9. Any subsequent loss of such recovery or tax benefit shall be subject to indemnification under Article 8 or this Article 9, as the case may be.

         Section 9.06. Defense of Claims. The Lessee or its insurers shall have the right (in each such case at the Lessee's sole expense) to investigate or, provided that (i) the Lessee or its insurers shall not reserve the right to dispute liability with respect to any insurance policies pursuant to which coverage is sought, (ii) in the case of the Lessee, no Event of Default shall have occurred and be continuing and (iii) the Lessee shall have first acknowledged in writing to such Indemnitee the Lessee's obligation to indemnify such Indemnitee hereunder in respect of such claim, defend any claim covered by insurance for which indemnification is sought pursuant to this
Article 9 and each Indemnitee shall cooperate with the Lessee or its insurers with respect thereto, and provided, further, the Lessee shall not be entitled to assume and control the defense of any such claim if and to the extent such Indemnitee reasonably objects to such control on the ground that an actual or potential material conflict of interest exists where it is advisable for such Indemnitee to be represented by separate counsel. Subject to the immediately foregoing sentence, where the Lessee or the insurers under a policy of insurance maintained by the Lessee undertake the defense of an Indemnitee with respect to such a claim, no additional legal fees or expenses of such Indemnitee in connection with the defense of such claim shall be indemnified hereunder unless the fees or expenses were incurred at the written request of the Lessee or such insurers. Subject to the requirement of any policy of insurance applicable to a claim, an Indemnitee may participate at its own expense at any judicial proceeding controlled by the Lessee or its insurers pursuant to the preceding provisions, provided that such party's participation does not, in the opinion of the independent counsel appointed by the Lessee or its insurers to conduct such proceedings, interfere with such control; and such participation shall not constitute a waiver of the indemnification provided in this Section 9.06. No Indemnitee shall enter into any settlement or other compromise with respect to any claim described in this Section 9.06 without the prior written consent of the Lessee, which consent shall not unreasonably be withheld or delayed, unless such Indemnitee waives its right to be indemnified under this Article 9 with respect to such claim.

         Section 9.07. Survival of Obligations. The representations, warranties, indemnities and agreements of the Lessee provided for in this
Article 9 and the Lessee's obligations under any and all of them shall survive the expiration or other termination of this Agreement, the Tax Indemnity Agreement, the Trust Agreement, the Indenture, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Lease and the other Operative Agreements but, as to such indemnities, only with respect to losses, liabilities, obligations, damages, penalties, claims, actions, suits, costs, Expenses and disbursements caused by events occurring or existing (or fairly attributable to the Lessee's acts or omissions) prior to or incurred in the process of (i) the return or disposition of the Aircraft under Article 12 or
Article 17 of the Lease, or (ii) the termination of the Lease or the Indenture or, if later, the return of the Aircraft.

         Section 9.08. Effect of Other Indemnities. The Lessee's obligations under the indemnities provided for in this Agreement shall be those of a primary obligor whether or not the Person indemnified shall also be indemnified with respect to the same matter under the terms of this Agreement, the Lease, the Indenture, the Trust Agreement, or any other document or instrument, and the Person seeking indemnification from the Lessee pursuant to any provision of this Agreement may proceed directly against the Lessee without first seeking to enforce any other right of indemnification.

         Section 9.09. Interest. The Lessee will pay to each Indemnitee on demand, to the extent permitted by applicable law, interest on any amount of indemnity not paid when due pursuant to this Article 9 until the same shall be paid, at the Past Due Rate.


                                   ARTICLE 10

                               TRANSACTION COSTS

         Section 10.01. Transaction Costs and Other Costs. (a) Transaction Costs. Except as otherwise provided in any amendment to this Agreement, the Lessee (or the Owner Participant following a transfer of the Initial Owner Participant's Beneficial Interest) shall pay all fees and expenses of the following persons relating to the public offering of the Pass Through Certificates contemplated by the Underwriting Agreement and related to the transactions contemplated hereby on the Certificate Closing Date and the Delivery Date: (i) the fees and expenses of counsel for the Owner Participant;
(ii) the fees and expenses of the transaction documentation counsel for the Lessee and counsel for the Owner Trustee, the Indenture Trustee, the Subordination Agent, the Pass Through Trustee, each Liquidity Provider, the LC Bank and the Underwriters (other than those fees, expenses and disbursements payable by the Underwriters pursuant to the Underwriting Agreement); (iii) the fees and expenses of Daugherty, Fowler & Peregrin; (iv) any initial fees and expenses of the Pass Through Trustee and each Liquidity Provider and the fees and expenses of the Owner Trustee, the Subordination Agent, the LC Bank and the Indenture Trustee including, without limitation, in connection with the issuance of the Letter of Credit; (v) any compensation, commissions and discounts payable to the Underwriters pursuant to the Underwriting Agreement;
(vi) the fees, if any, incurred in printing the Pass Through Certificates;
(vii) the fees and expenses incurred in connection with printing the Registration Statement on Form S-3 bearing Registration No. 333-49411 (including any amendment thereto), printing any Preliminary Prospectus or Prospectus (as such terms are defined in the Underwriting Agreement) for the offering of the Pass Through Certificates; (viii) the fees and expenses of Arthur Andersen LLP; (ix) the fees and expenses of Moody's and S&P; (x) the fees and expenses of First Chicago Leasing Corporation; (xi) the reasonable out-of-pocket expenses of the Owner Participant, including, without limitation, any amounts paid in connection with any appraisal report prepared on behalf of the Owner Participant; (xii) reimbursement to the Owner Participant, the Owner Trustee, the Indenture Trustee, the Subordination Agent, each Liquidity Provider, the LC Bank and the Pass Through Trustee for any and all fees, expenses and disbursements of the character referred to above or otherwise incurred in connection with the negotiation, preparation, execution and delivery, filing and recording of the Operative Agreements and the documents contemplated thereby, including, without limitation, travel expenses and disbursements which shall have been paid by such party; (xiii) printing and duplicating expenses and all fees, taxes and other charges payable in connection with the recording or filing on or before the Delivery Date of the instruments described in this Agreement; (xiv) initial fees, initial expenses, initial disbursements and the initial costs of distributing the Certificates (but not the continuing fees, expenses, disbursements and costs of distribution) of SSB, as lessor under the Lease and as Owner Trustee under the Trust Agreement and with respect to the administration of the Lease and the Lessor's Estate, of the Indenture Trustee as trustee under the Indenture with respect to the administration of the Trust Indenture Estate and of the Subordination Agent acting under the Intercreditor Agreement; and (xv) any other amounts approved by the Lessee and the Owner Participant. The fees and expenses described in clauses (ii) through (x) of this paragraph shall be allocable to the Owner Participant under this Agreement (1) to the extent incurred specifically with respect to the Owner Participant, and (2) to the extent such fees and expenses are incurred but are not specifically attributable to the Owner Participant, in the proportion that the principal amount of the Certificates bears to the total amount of the Pass Through Certificates.

         The Owner Participant, the Owner Trustee and the Lessee acknowledge that the percentages for Basic Rent, Stipulated Loss Value and Termination Value set forth in the Lease have been prepared assuming the aggregate amount payable by the Owner Participant pursuant to the preceding paragraph is 1.5175000000% of the Purchase Price (the "Estimated Expense Amount"); provided, however, that in no event shall the sum of (i) the Owner Participant's Commitment, (ii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 2.03 hereof, and (iii) the Transaction Costs to be paid by the Owner Participant pursuant to Section 10.01 hereof exceed, in the aggregate, $23,000,000, unless otherwise agreed by the Owner Participant. To the extent that the payment by the Owner Participant of Transaction Costs would cause the sum described in the immediately preceding sentence to exceed $23,000,000, the Lessee shall be obligated to pay the Transaction Costs constituting the First Chicago Leasing Corporation fee and the Davis Polk & Wardwell fee to the extent of such excess and the Owner Participant shall have no obligation to pay such excess.

         (b) Continuing Expenses. The continuing fees, expenses and disbursements (including reasonable counsel fees and expenses) of the entity acting as Owner Trustee, as lessor under the Lease and as Owner Trustee under the Trust Agreement with respect to the administration of the Lease and the Lessor's Estate and the continuing fees, expenses and disbursements (including reasonable counsel fees and expenses and initial fees relating to the establishment of any replacement trustee) of the Indenture Trustee, as trustee under the Indenture with respect to the administration of the Trust Indenture Estate, the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement trustee) of the Pass Through Trustee and the Subordination Agent and the continuing fees, expenses and disbursements (including reasonable counsel fees and initial fees relating to the establishment of a replacement liquidity provider) of the Liquidity Providers under each Liquidity Facility shall be paid as Supplemental Rent by the Lessee, including without limitation any amounts payable to the Indenture Trustee or on account of requests by the Indenture Trustee for indemnification under Article XI of the Indenture.

         (c) Amendments, Supplements and Appraisal. Without limitation of the foregoing, the Lessee agrees:

         (i) to pay as Supplemental Rent to the Owner Trustee, the Owner Participant, the Indenture Trustee, the Subordination Agent, the Liquidity Providers and the Pass Through Trustee all costs and expenses (including reasonable legal fees and expenses) incurred by any of them in connection with (a) any Default or Event of Default and any enforcement or collection proceedings resulting therefrom, or (b) the enforcement of the obligations of the Lessee hereunder or under the other Operative Agreements and the enforcement of this Section 10.01, including, without limitation, the entering into or giving or withholding of any amendments or supplements or waivers or consents, including without limitation, any amendment, supplement, waiver or consent resulting from any work-out, restructuring or similar proceeding relating to the performance or nonperformance by the Lessee of its obligations under the Operative Agreements or (c) any amendment, supplement, waiver or consent (whether or not entered into) under this Agreement, the Lease, the Indenture, the Certificates, the Tax Indemnity Agreement, the Purchase Agreement Assignment or any other Operative Agreement or document or instrument delivered pursuant to any of them, which amendment, supplement, waiver or consent is required by any provision of any Operative Agreement or is requested by the Lessee or necessitated by the action or inaction of the Lessee; provided, however, that the Lessee shall not be responsible for fees and expenses incurred in connection with the offer, sale or other transfer (whether pursuant to Article 5 of the Trust Agreement or otherwise) by the Owner Participant or the Owner Trustee after the Certificate Closing Date of any interest in the Aircraft, the Lessor's Estate or the Trust Agreement or any similar interest (and the Owner Participant shall be responsible for all such fees and expenses), unless such offer, sale or transfer shall occur (A) during a period when an Event of Default has occurred and is continuing under the Lease, (B) during a period following an Event of Loss or (C) in connection with the termination of the Lease or action or direction of the Lessee pursuant to Section 4.02 or Article 10 of the Lease; and

         (ii) to pay the fees, costs and expenses of all appraisers involved in an independent appraisal of the Aircraft to the extent required under
   Section 4.03 of the Lease.


                                   ARTICLE 11

                            SUCCESSOR OWNER TRUSTEE

         Section 11.01. Appointment of Successor Owner Trustee. (a) Resignation and Removal. The Owner Trustee or any successor Owner Trustee may resign or may be removed by the Owner Participant, and a successor Owner Trustee may be appointed and a Person may become Owner Trustee under the Trust Agreement only in accordance with the provisions of Section 3.11 of the Trust Agreement and the provisions of paragraphs (b) and (c) of this Section 11.01.

         (b) Conditions to Appointment. The appointment in any manner of a successor Owner Trustee pursuant to Section 3.11 of the Trust Agreement shall be subject to the following conditions:

         (i) Such successor Owner Trustee shall be a Citizen of the United
   States;

         (ii) Such successor Owner Trustee shall be a bank or a trust company having combined capital, surplus and undivided profits of at least $100,000,000 or a bank or trust company fully guaranteed by a direct or indirect parent thereof having a combined capital, surplus and undivided profits of at least $100,000,000;

         (iii) Such appointment shall not violate any provisions of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered or create a relationship which would be in violation of the Transportation Code or any applicable rule or regulation of the applicable regulatory agency or body of any other jurisdiction in which the Aircraft may then be registered;

         (iv) Such successor Owner Trustee shall enter into an agreement or agreements, in form and substance satisfactory to the Lessee, the Owner Participant, the Pass Through Trustee and the Indenture Trustee whereby such successor Owner Trustee confirms that it shall be deemed a party to this Agreement, the Trust Agreement, the Lease, the Lease Supplement, the Purchase Agreement Assignment, the Engine Warranty Assignment, the Indenture, the Indenture Supplement and any other Operative Agreement to which the Owner Trustee is a party and agrees to be bound by all the terms of such documents applicable to the Owner Trustee and makes the representations and warranties contained in Section 7.04 hereof (except that it may be duly incorporated, validly existing and in good standing under the laws of the United States of America or any State thereof); and

         (v) All filings of UCC financing and continuation statements, filings in accordance with the Transportation Code and amendments thereto shall be made and all further actions taken in connection with such appointment as may be necessary in connection with maintaining the validity, perfection and priority of the Lien of the Indenture and the valid and continued registration of the Aircraft in accordance with the Transportation Code.

         (c) Appointment. For so long as the Aircraft remains registered under the Transportation Code, the Owner Participant agrees to appoint promptly a successor Owner Trustee meeting the requirements of Section 11.01(b) hereof in the event the Owner Participant has knowledge that the Owner Trustee at any time shall not be a Citizen of the United States.

         (d) Revocation. The Owner Participant agrees not to revoke and terminate the Trust Agreement except in accordance with Section 4.01(a) of the Trust Agreement, as in effect on the date hereof or as amended in accordance with the terms of the Operative Agreements.


                                   ARTICLE 12

         LIABILITIES AND INTERESTS OF THE OWNER PARTICIPANT AND HOLDERS

         Section 12.01. Liabilities of the Owner Participant. The Owner Participant shall have no obligation or duty to the Lessee or to any Holder with respect to the transactions contemplated by this Agreement, except those obligations or duties expressly set forth in this Agreement, the Trust Agreement, the Tax Indemnity Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Lease or any other Operative Agreement to which the Owner Participant is a party and the Owner Participant shall not be liable for the performance by any party hereto of such other party's obligations or duties hereunder. Under no circumstances shall the Owner Participant as such be liable to the Lessee, nor shall the Owner Participant be liable to any Holder, for any action or inaction on the part of the Owner Trustee or the Indenture Trustee in connection with this Agreement, the Indenture, the Lease, the Trust Agreement, the Purchase Agreement Assignment, the Engine Warranty Assignment, any other Operative Agreement, the ownership of the Aircraft, the administration of the Lessor's Estate or the Trust Indenture Estate or otherwise, whether or not such action or inaction is caused by the willful misconduct or gross negligence of the Owner Trustee or the Indenture Trustee.

         Section 12.02. Interest of Holders of Certificates. A Holder of a Certificate shall have no further interest in, or other right with respect to, the Trust Indenture Estate when and if the principal and interest on all Certificates held by such Holder and all other sums payable to such Holder under this Agreement, under the Indenture and under such Certificates shall have been paid in full.


                                   ARTICLE 13

                                OTHER DOCUMENTS

         Section 13.01. Consent of Lessee to Other Documents. The Lessee hereby consents in all respects to the execution and delivery of the Trust Agreement, the Indenture, the Intercreditor Agreement and the Liquidity Facilities and to all of the terms of said documents, and the Lessee acknowledges receipt of an executed counterpart of such documents; it being agreed that such consent shall not be construed to require the Lessee's consent to any future supplement to, or amendment, waiver or modification of, the terms of the Trust Agreement, the Indenture, the Intercreditor Agreement, the Liquidity Facilities or the Certificates, except that prior to the occurrence and continuance of an Event of Default, no section of the Indenture, the Trust Agreement, the Intercreditor Agreement or the Liquidity Facilities shall be amended or modified in any manner materially adverse to the Lessee without its consent.

         Section 13.02. Further Assurances. The Lessee hereby confirms to the Owner Participant its covenants set forth in and obligations under the Lease. The Lessee agrees that, except as otherwise provided in the Indenture, the Owner Trustee may not enter into any amendment, modification or supplement of, or give any waiver or consent with respect to, or approve any matter or document as being satisfactory under the Lease without the prior consent of the Indenture Trustee and the Owner Participant and that, except as otherwise provided in the Indenture, upon an Indenture Event of Default, the Indenture Trustee may act as the Lessor under the Lease to the exclusion of the Owner Trustee. The Lessee further agrees to deliver to the Indenture Trustee and the Owner Participant a copy of each notice, statement, request, report or other communication given or required to be given to the Owner Trustee under the Lease.

         Section 13.03. Pass Through Trustee's and Subordination Agent's Acknowledgment. The Pass Through Trustee and the Subordination Agent hereby acknowledge and agree to be bound by all of the terms and conditions of the Indenture, including without limitation, Section 8.02 thereof regarding the rights of the Owner Participant to purchase the Certificates under circumstances specified therein.


                                   ARTICLE 14

                                    NOTICES

         Section 14.01. Notices. All notices, demands, declarations and other communications required by this Agreement shall be in writing and shall be deemed received (a) if given by telecopier, when transmitted and the appropriate telephonic confirmation received if transmitted on a Business Day and during normal business hours of the recipient, and otherwise on the next Business Day following transmission, (b) if given by certified mail, return receipt requested, postage prepaid five Business Days after being deposited in the United States mail and (c) if given by FedEx service (or, if a Default or Event of Default shall have occurred and be continuing, by other comparable courier service), when received or personally delivered, addressed:

         (a) If to the Lessee, to its office at 2007 Corporate Avenue, Memphis, Tennessee 38132, Attention: Vice President and Treasurer with a copy to Senior Vice President and General Counsel at 1980 Nonconnah Boulevard, Memphis, Tennessee 38132, telephone (901) 395-3388, facsimile
   (901) 395-4758; or to such other address as the Lessee shall from time to time designate in writing to the Lessor, the Indenture Trustee and the Owner Participant;

         (b) If to the Lessor or the Owner Trustee, to its office at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention:
   Corporate/Muni Administration, facsimile (860) 244-1889 with a copy to State Street Bank and Trust Company, Two International Place, 4th Floor, Boston, Massachusetts 02110, Attention: Corporate Trust Department, telephone (617) 664-5526, facsimile (617) 664-5371; or to such other address as the Lessor shall from time to time designate in writing to the Lessee and the Indenture Trustee, with a copy to the Owner Participant;

         (c) If to the Indenture Trustee, the Subordination Agent or the Pass Through Trustee, to its office at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, telephone (801) 246-5053, facsimile (801) 246-5630; or to such other address as the Indenture Trustee or the Pass Through Trustee, as the case may be, shall from time to time designate in writing to the Lessor, the Lessee and the Owner Participant; and

         (d) If to a Liquidity Provider, to its office at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Germany, Attention: Head of Aircraft Finance Department KIII b 3, telephone 011-49-69-7431-0, facsimile 011-49-69-7431-2944; or to such other address as a Liquidity Provider shall from time to time designate in writing to the Lessor, the Lessee and the Indenture Trustee.


                                   ARTICLE 15

                                  REFINANCING

         Section 15.01. Refinancing. (a) Subject to the terms and conditions of this Section 15.01, the Lessee may request the Owner Participant to participate in up to three refinancings, in whole but not in part, of the Certificates prior to the end of the Basic Term (a "Refinancing"), provided, that, such Refinancing may not occur prior to the fifth anniversary of the Refunding Date. Such Refinancings may be placed in either the private or public markets and shall be denominated in United States dollars (or in any other foreign currency so long as there is no foreign currency risk to the Owner Participant), and shall be on terms that do not materially adversely affect the Owner Participant. The Owner Participant agrees to negotiate promptly in good faith to conclude an agreement with the Lessee as to the terms of any such Refinancing transaction (including the terms of any debt to be issued in connection with such refinancing and the documentation to be executed in connection therewith). Without the consent of the applicable Owner Participant, the prospectus and other offering materials relating to any Refinancing in the form of a public offering shall not identify the Owner Participant and shall not include any financial statements of the Owner Participant or any Affiliate thereof. In connection with any such Refinancing in the form of a public offering, the Lessee shall indemnify the Owner Participant for any liabilities under federal, state or foreign securities laws resulting from such offering. The aggregate principal amount of the new Certificates issued in connection with each Refinancing shall be the same as the aggregate principal amount outstanding on the Certificates being refinanced.

         (b) Notwithstanding anything herein to the contrary, no Refinancing will be permitted unless the Owner Participant shall have received at least 10 Business Days' prior written notice of the closing date of such Refinancing, the Owner Participant shall have been provided such longer period required for a reasonable opportunity to review the relevant documentation and the Owner Participant shall have determined in good faith that neither it nor the Owner Trustee shall suffer any loss or expense or bear any increased risk as a result of such Refinancing (including, without limitation, any risk with respect to taxes or other adverse consequences to the Owner Participant including the application of Revenue Procedures 75-21 and 75-28 and Section 467 of the Code) for which it has not been or will not have been indemnified by the Lessee in a manner reasonably satisfactory to the Owner Participant.

         Prior to the consummation of any Refinancing pursuant to this Section 15.01, the Owner Participant and the Lessee shall agree upon a schedule setting forth each installment of Basic Rent, Stipulated Loss Values and Termination Values payable pursuant to the Lease as a result of the Refinancing in accordance with Section 3.04 of the Lease, and thereafter the amounts set forth in such schedule shall become the amounts payable under the Lease. Upon the consummation of the Refinancing, the evidence of indebtedness issued pursuant to the Refinancing shall be considered "Certificates" for purposes of this Agreement, the Lease and the Indenture.

         (c) Notwithstanding the foregoing, the Owner Participant shall have no obligation to proceed with any Refinancing transaction as contemplated by this Section 15.01 unless the Lessee indemnifies the Owner Trustee and the Owner Participant by agreement in form and substance satisfactory to each of them, for any liability, obligation (other than the obligation to pay principal and interest in respect of the refinanced indebtedness), cost or expense (including, without limitation, reasonable attorneys' fees and Make-Whole Premium and any other premiums or other amounts due under the Indenture), including any adverse tax consequences or impact, related to or arising out of any such Refinancing transaction, except to the extent of amounts included in Transaction Costs and payable by the Owner Participant as provided herein.

         (d) Each party agrees to take or cause to be taken all requested action, including, without limitation, the execution and delivery of any documents and instruments, including, without limitation, amendments or supplements to the Lease, which may be reasonably necessary or desirable to effect such Refinancing, including, in the case of the Owner Participant, direction to the Owner Trustee by the Owner Participant to prepay the Certificates then outstanding; provided, however, that such Refinancing shall be subject to the satisfaction of each of the following conditions:

         (i) Payment of principal, accrued interest, Make-Whole Premium and breakage costs, if any, and all other sums due and owing on the Certificates payable under the Indenture;

         (ii) Payment in full of all other amounts then due and owing by the Lessee under this Agreement, the Indenture, the Lease, the Trust Agreement, and the Certificates then outstanding shall have been made by the Lessee;

         (iii) Such party shall have received such opinions of counsel (including, without limitation, an opinion received by the Owner Participant from independent tax counsel reasonably satisfactory to the Lessee that such Refinancing shall not result in any adverse tax consequences to the Owner Participant, unless the Lessee shall have agreed to provide an indemnity in respect thereof reasonably satisfactory in form and substance to the Owner Participant), certificates and other documents as it may reasonably request, each in form and substance reasonably satisfactory to such party;

         (iv) All authorizations, approvals and consents which in the reasonable judgment of the Owner Participant are necessary for such Refinancing shall have been obtained;

         (v) The Lessee shall have provided or agreed to provide to the Owner Participant, as Supplemental Rent under the Lease, sufficient funds to pay any breakage costs, Make-Whole Premium and any other amounts due under the Indenture;

         (vi) The satisfaction or waiver by each other party to this Agreement of the conditions set forth in this Section 15.01 to such party's obligations under this Section 15.01;

         (vii) No Event of Default shall have occurred and be continuing or would occur immediately after giving effect to such Refinancing; and

         (viii) The documentation relating to such Refinancing shall permit the Lessee to place the Refinancing loan certificates with an ERISA Plan. The Lessee shall not indemnify the Owner Participant, or any of the Owner Participant's Affiliates, assigns, officers, directors, employees, agents and servants, for any Taxes, within the meaning of Article 8 hereof, or Expenses, within the meaning of Article 9 hereof, arising under or in connection with any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, if the sole underwriter or the manager or co-manager of the underwriting syndicate or the selling or placement agent of the Refinancing loan certificates has an exemption from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code with respect to pass through certificates, such as Prohibited Transaction Exemption 90-24 or any other comparable exemption, unless such exemption is not available or is not valid with respect to such Refinancing loan certificates. If such exemption is not available or is not valid, then the Lessee shall indemnify the Owner Participant pursuant to, and to the extent provided for, under Articles 8 and 9 hereof for Taxes and Expenses arising under or in connection with any "prohibited transaction", within the meaning of Section 406 of ERISA or Section 4975 of the Code, resulting from such placement.


                                   ARTICLE 16

                                   [RESERVED]


                                   ARTICLE 17

                                 MISCELLANEOUS

         Section 17.01.  [Reserved].

         Section 17.02. Collateral Account. (a) The Indenture Trustee shall notify the Owner Trustee and the Lessee of any losses incurred on the Specified Investments in the Collateral Account promptly upon the realization thereof, as well as any fees, commissions and other costs, Taxes (other than income taxes) and expenses, if any, incurred by the Indenture Trustee in connection with its administration of the Collateral Account (collectively, "Losses"). Promptly upon receipt of such notification but, in any event, no later than the earlier of the Delivery Date (or, if later, the last day of any investment period referred to in Section 2.14(b) of the Indenture during which the Delivery Date occurs) and the 15th day after the Cut-Off Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, an amount equal to such Losses, provided, however, that on the Delivery Date the Lessee shall pay any such Losses to the Indenture Trustee to the extent that the Debt Portion exceeds the amount in the Collateral Account on such date.
In addition to the foregoing, if Series C Certificates are outstanding following the Delivery Date and are required to be prepaid on the Series C Prepayment Date, the Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee, promptly upon receipt of such notification but in any event no later than the Series C Prepayment Date, an amount equal to any additional unreimbursed Losses.

         (b) The Lessee shall pay to the Subordination Agent, on behalf of the Owner Trustee (A) on each Payment Date prior to the Delivery Date an amount equal to the aggregate amount of interest accrued on the Certificates from (and including) the Certificate Closing Date or previous Payment Date, as the case may be, to, but excluding, such Payment Date, (B) on the first Payment Date subsequent to the Delivery Date, interest accrued on the Certificates from and including the last Payment Date (or, if none, the Certificate Closing
Date), to, but excluding, the Delivery Date and (C) on each Payment Date after the Delivery Date but prior to the Series C Prepayment Date, interest accrued on the Series C Certificates, if any, outstanding after the Delivery Date which are required to be prepaid on such Series C Prepayment Date pursuant to
Section 2.03(b) hereof, in each case to the extent such interest due is in excess of any earnings on investments in the Collateral Account for the period of accrual of such interest. In addition, the Lessee will pay to the Indenture Trustee on behalf of the Owner Trustee all amounts owed by the Owner Trustee pursuant to clause (b) of the last paragraph of Section 2.04 of the Indenture.

         (c) If the Aircraft has not been purchased by the Owner Trustee on the Delivery Date, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the 15th day following the Cut-Off Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section 2.16 of the Indenture.

         (d) If any Series C Certificates outstanding after the Delivery Date are subject to prepayment on the Series C Prepayment Date pursuant to Section 6.02(a)(viii) of the Indenture, the Lessee agrees to pay to the Subordination Agent, on behalf of the Owner Trustee, on the Series C Prepayment Date the excess, if any, of the amounts payable under Section 6.02(b)(1) of the Indenture over the amounts released from the Collateral Account under Section
2.16 of the Indenture.

         (e) All amounts payable by the Lessee pursuant to this Section 17.02 shall be paid to the Indenture Trustee or the Subordination Agent, as the case may be, at its principal office at 79 South Main Street, Salt Lake City, Utah, 84111, Attention: Corporate Trust Department, or as the Indenture Trustee or the Subordination Agent, as the case may be, may otherwise direct within the United States, by wire transfer of immediately available funds in U.S. Dollars no later than 10:30 a.m., New York City time, on the due date of such payment.

         (f) Prior to the date on which the Lessee shall be obligated to make any payment to the Subordination Agent pursuant to this Section 17.02, the Subordination Agent shall deliver a written notice to the Lessee specifying the amount of such payment with respect to each series of Equipment Trust Certificates.

         (g) In the event that (i) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment (as defined below) shall be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate becomes liable for such portion or (ii)
(x) the Lessee shall be the subject of a voluntary or involuntary proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code on a date less than fifteen days prior to the expiration date of the Letter of Credit (after giving effect to any extensions of such expiration date) and (y) any portion of any payment to the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate which is funded from a Specified Shortfall Payment could be avoided as a preference under Section 547 of the Bankruptcy Code and the Subordination Agent, the Pass Through Trustee or any holder of any Pass Through Certificate could become liable for such portion, the Subordination Agent shall be entitled to draw under the Letter of Credit an amount equal to the aggregate amount of such liability up to the Maximum Stated Amount. The Letter of Credit shall expire no earlier than the date 91 days after the later of the last Specified Shortfall Payment payable under this Section 17.02 and the last "Specified Shortfall Payment" payable under
Section 17.02 of any Related Participation Agreement. In the event of any drawing under the Letter of Credit pursuant to clause (ii) of this subsection
(g), the proceeds of such drawing shall be applied in accordance with the Intercreditor Agreement. For purposes of this subsection (g), "Specified Shortfall Payment" shall mean any payment by the Lessee pursuant to this
Section 17.02 (i) in respect of any Losses which occur as a result of delivery of the Aircraft on a date other than June 1, 1999 or (ii) in respect of interest accrued for any applicable period on any Certificate in excess of any earnings on investments in the Collateral Account for such period.

         Section 17.03. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         Section 17.04. No Oral Modifications. Neither this Agreement nor any of its terms may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought. No such written termination, amendment, supplement, waiver or modification shall be effective unless a signed copy shall have been delivered to the Owner Trustee and the Indenture Trustee. A copy of each such termination, amendment, supplement, waiver or modification shall also be delivered to each other party to this Agreement.

         The consent of each of the Pass Through Trustee and the Subordination Agent, in its capacity as a party to this Agreement and not as a Holder, shall not be required to modify, amend or supplement this Agreement or to give any consent, waiver, authorization or approval with respect to this Agreement under the circumstances in which the consent of the Indenture Trustee would not be required for such modification, amendment, supplement, consent, waiver or approval in accordance with Section 8.01(b) of the Indenture, provided that the Pass Through Trustee shall be entitled to receive an Opinion of Counsel (as defined in the Pass Through Agreement) necessary, in its sole discretion, to establish that the Indenture Trustee's consent would not be required under such circumstances.

         Section 17.05. Captions. The table of contents preceding this Agreement and the headings of the various Articles and Sections of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions of this Agreement.

         Section 17.06. Successors and Assigns. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the Lessee and its successors and permitted assigns, the Subordination Agent and its successors and permitted assigns, the Owner Participant and its successors and permitted assigns, the Owner Trustee and its successors as Owner Trustee (and any additional owner trustee appointed), the Indenture Trustee and its successors as Indenture Trustee (and any additional indenture trustee appointed) under the Indenture, the Pass Through Trustee and its successors as Pass Through Trustee (and any additional pass through trustee appointed) and the LC Bank and its successors and assigns.

         Section 17.07. Concerning the Owner Trustee, Indenture Trustee and the Pass Through Trustee. Each of SSB and FSB is entering into this Agreement solely in their respective capacities (except to the extent otherwise expressly indicated), in the case of SSB, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, in the case of FSB, not in its individual capacity but solely as Indenture Trustee under the Indenture and as Pass Through Trustee under the Pass Through Agreement, and except as otherwise expressly provided in this Agreement or in the Lease, the Indenture, the Pass Through Agreement or the Trust Agreement, neither SSB, nor FSB, shall be personally liable for or on account of its statements, representations, warranties, covenants or obligations under this Agreement; provided, however, that each of SSB and FSB accepts the benefits running to it under this Agreement, and each agrees that (except as otherwise expressly provided in this Agreement or any other Operative Agreement to which it is a party) it shall be liable in its individual capacity for (a) its own gross negligence or willful misconduct (whether in its capacity as trustee or in its individual capacity), (b) any breach of representations and warranties or any breach of covenants made in its individual capacity pursuant to or in connection with this Agreement or the other Operative Agreements to which it is a party, (c) any breach, in the case of the Owner Trustee, of its covenants contained in Sections 3.05 and 3.08 of the Indenture, (d) the failure to use ordinary care in receiving, handling and disbursing funds, (e) in the case of the Owner Trustee, Lessor's Liens attributable to it in its individual capacity, (f) in the case of the Indenture Trustee, Indenture Trustee's Liens and (g) taxes, fees or other charges on, or based on, or measured by, any fees, commissions or compensation received by it in connection with the transactions contemplated by the Operative Agreements.

         Section 17.08. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         Section 17.09. Public Release of Information. Subject to applicable legal requirements (including, without limitation, securities laws requirements, other regulatory requirements and other legally compelled disclosures), so long as there shall not have occurred an Event of Default or Indenture Event of Default, each party to this Agreement shall in each instance obtain the prior written approval of each other party to this Agreement concerning the exact text and timing of news releases, articles and other information releases to the public media concerning any Operative Agreements.

         Section 17.10. Certain Limitations on Reorganization. The Indenture Trustee and the Pass Through Trustee agree that, if (i) the Owner Trustee becomes or all or any part of the Lessor's Estate or the trust created by the Trust Agreement becomes the property of, a debtor subject to the reorganization provisions of the Bankruptcy Code or any other applicable bankruptcy or insolvency statutes, (ii) pursuant to any such reorganization provisions, the Owner Participant is held to have recourse liability to the debtor, the Owner Trustee or the trustee of the debtor directly or indirectly on account of any amount payable as Make-Whole Premium, principal or interest on the Certificates, or any other amount payable on any Certificate that is provided in the Operative Agreements to be nonrecourse to the Owner Participant and (iii) the Indenture Trustee actually receives any Recourse Amount which reflects any payment by the Owner Participant on account of (ii) above, then the Indenture Trustee, as the case may be, shall promptly refund to the Owner Participant such Recourse Amount. For purposes of this Section 17.10, "Recourse Amount" means the amount by which the portion of such payment by the Owner Participant on account of clause (ii) above received by the Indenture Trustee exceeds the amount which would have been received by the Indenture Trustee if the Owner Participant had not become subject to the recourse liability referred to in (ii) above. Nothing contained in this Section shall prevent the Indenture Trustee from enforcing any individual obligation (and retaining the proceeds thereof) of the Owner Participant under this Agreement or any other Operative Agreement to the extent herein or therein provided, for which the Owner Participant has expressly agreed by the terms of this Agreement to accept individual responsibility.

         Section 17.11. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS AND IS BEING DELIVERED IN NEW YORK.

         Section 17.12. Section 1110 Compliance. The parties hereto agree that the transactions contemplated by the Operative Agreements are expressly intended to be, shall be and should be construed so as to be entitled to the benefits and protection of Section 1110 of the Bankruptcy Code.

         Section 17.13. Reliance of Liquidity Providers. Each of the parties hereto agrees and acknowledges that each Liquidity Provider shall be a third party beneficiary of each of the representations and warranties made herein by such party, and that each Liquidity Provider may rely on such representations and warranties to the same extent as if such representations and warranties were made to such Liquidity Provider directly. The terms of this Agreement shall inure to the benefit of each Liquidity Provider, their respective successors and permitted assigns.


                                   ARTICLE 18

                                CONFIDENTIALITY

         Section 18.01. Confidentiality. Each party hereto agrees (on behalf of itself and each of its Affiliates, agents, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature, any non-public information supplied to it pursuant to this Agreement which is identified by the Person supplying the same as being confidential at the time the same is delivered to such party, provided that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel for any of the parties hereto, (iii) to bank examiners, auditors, insurance regulators, accountants or similar regulatory authorities, (iv) in connection with any litigation to which any one or more of the parties hereto is a party relating to the transactions contemplated hereby or by any of the Operative Agreements, (v) to a subsidiary or Affiliate of the parties hereto,
(vi) to any assignee or participant (or prospective assignee or participant) so long as such assignee or participant (or prospective assignee or participant) first executes and delivers to the respective party making such assignment an agreement in writing to be bound by the provisions of this
Section 18.01 or (vii) in the case of the Owner Participant or the Owner Trustee (in its individual or trust capacity) to the Owner Trustee (in its individual or trust capacity) or to the Owner Participant, as the case may be.

         IN WITNESS WHEREOF, the parties have caused this Participation Agreement to be executed by their respective, duly authorized officers and this Participation Agreement shall be effective this ____ day of _____, 1998.


                                 LESSEE:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 INITIAL OWNER PARTICIPANT:

                                 FEDERAL EXPRESS CORPORATION


                                 By:__________________________________________
                                      Name: Robert D. Henning
                                      Title: Vice President and Treasurer



                                 OWNER TRUSTEE:

                                 STATE STREET BANK AND TRUST COMPANY OF
                                 CONNECTICUT, NATIONAL ASSOCIATION,
                                 not in its individual capacity,
                                 except as otherwise expressly provided herein, but solely as Owner Trustee


                                 By:__________________________________________
                                      Name: Paul D. Allen
                                      Title: Vice President



                                 INDENTURE TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Indenture Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                 PASS THROUGH TRUSTEE:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Pass Through Trustee


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President


                                 SUBORDINATION AGENT:

                                 FIRST SECURITY BANK,
                                 NATIONAL ASSOCIATION,
                                 not in its individual capacity except as otherwise expressly provided herein, but solely as Subordination Agent


                                 By:__________________________________________
                                      Name: Greg A. Hawley
                                      Title: Vice President



                                  SCHEDULE I

                            CERTIFICATE INFORMATION


1. Federal Express Corporation 1998-1 Pass Through Trust Class A Federal Express Corporation Trust No. N682FE
      --------------------------------------------

      Interest Rate:       6.720%
      Maturity:            January 15, 2020
      Principal Amount:    $34,507,000


2. Federal Express Corporation 1998-1 Pass Through Trust Class B Federal Express Corporation Trust No. N682FE
      --------------------------------------------

      Interest Rate:       6.845%
      Maturity:            January 15, 2018
      Principal Amount:    $13,296,000


3. Federal Express Corporation 1998-1 Pass Through Trust Class C Federal Express Corporation Trust No. N682FE
      --------------------------------------------

      Interest Rate:       7.020%
      Maturity:            January 15, 2016
      Principal Amount:    $14,301,000



                                  SCHEDULE II

                                  DEFINITIONS
                (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE)

GENERAL PROVISIONS

         The following terms shall have the following meanings for all purposes of the Operative Agreements (other than the Pass Through Agreement, the Series Supplements, the Intercreditor Agreement and the Liquidity Facilities) referred to below, unless otherwise defined in an Operative Agreement or the context thereof shall otherwise require. In the case of any conflict between the provisions of this Schedule and the provisions of any Operative Agreement, the provisions of such Operative Agreement shall control the construction of such Operative Agreement.

         Unless the context otherwise requires, (i) references to agreements shall be deemed to mean and include such agreements as amended and supplemented from time to time, and (ii) references to parties to agreements shall be deemed to include the successors and permitted assigns of such parties.

DEFINED TERMS:

         Additional Insured.  As defined in Section 13.01(c)(i) of the Lease.

         Adjustment Date. The date of any increase or decrease in the principal amount of the Series C Certificates pursuant to Section 2.19 of the Indenture.

         Aeronautics Authority. As appropriate, the Federal Aviation Administration and/or the Administrator of the Federal Aviation Administration, any successor to the former United States Civil Aeronautics Board, or any Person, governmental department, bureau, commission or agency located in the United States succeeding to the functions of any of the foregoing.

         Affidavits. The affidavits of citizenship of the Owner Trustee and the Owner Participant.

         Affiliate. With respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control" (including "controlled by" and "under common control with") shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or by contract or otherwise. In no event shall the Owner Trustee or the Lessor be deemed an Affiliate of the Owner Participant and SSB shall not be deemed to be an Affiliate of any of the Owner Trustee, the Lessor or the Owner Participant.

         After-Tax Basis. A basis such that any payment received or deemed to have been received by a Person (the "Original Payment") shall be supplemented by a further payment to such Person so that the sum of the two payments shall be equal to the Original Payment, after taking into account (x) all Taxes that would result from the receipt or accrual of such payments and (y) any reduction in Taxes that would result from such increased Taxes. In the case of amounts payable to the Lessor, the Owner Participant, or any corporate Affiliate of the Owner Participant, it shall be presumed that such Person is at all times subject to Federal income tax at the maximum marginal rate generally applicable to corporations from time to time and actual state, local and foreign income taxes.

         Air Carrier. Any U.S. Air Carrier and any "foreign air carrier" (as defined in the Transportation Code) as to which there is in force a permit granted under Section 41302 of the Transportation Code.

         Airbus Guaranty. The Guaranty to be dated the Delivery Date executed by the Manufacturer and guaranteeing AVSA's Warranty Bill of Sale.

         Aircraft. The Airframe to be sold by AVSA to the Owner Trustee as provided in the Participation Agreement and to be leased under the Lease (or any permitted substitute airframe thereunder) together with two Engines (whether either is an initial Engine or a Replacement Engine) whether or not any of such initial or Replacement Engines may from time to time be installed on such Airframe or may be installed on any other airframe or on any other aircraft, including any aircraft substituted pursuant to Section 11.03 of the Lease. Subject to Section 2.04 of the Participation Agreement, prior to delivery of the initial Lease Supplement, references in the Operative Agreements (including Section 3.03 of the Participation Agreement) to Aircraft shall mean the Airbus A300F4-605R airframe bearing FAA Registration Number N682FE and Manufacturer's serial number 800, together with two General Electric CF6-80C2-A5F engines.

         Airframe. The Airbus A300F4-605R aircraft (excluding the Engines or engines from time to time installed thereon) to be leased by the Lessor to the Lessee pursuant to the Lease and the initial Lease Supplement and having the United States FAA Registration Number initially and manufacturer's serial number specified in the initial Lease Supplement, including (i) all Parts in respect thereof and (ii) any Replacement Airframe which may be substituted pursuant to Section 11.03 of the Lease and any Pre-Delivery Replacement Airframe which may be substituted pursuant to Section 2.04 of the Participation Agreement.

         Ancillary Agreement. Any written agreement of the Lessee to which the Lessor is a party or to which the Lessor has consented in writing entered into on or prior to the Delivery Date or any date thereafter in connection with the transactions contemplated by the Operative Agreements, as such agreement may be amended and supplemented from time to time with the consent of the Lessor and delivered to the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, the Subordination Agent, each Liquidity Provider and the Owner Participant.

         Ancillary Agreement I. The Ancillary Agreement I (Federal Express Corporation Trust No. N682FE), dated the Delivery Date, among the Lessee, the Owner Trustee, not in its individual capacity, but solely as Owner Trustee, the Owner Participant and the Indenture Trustee not in its individual capacity, but solely as Indenture Trustee, as originally executed or as amended, modified or supplemented with the consent of all the parties thereto.

         Application. The application for registration of the Aircraft with the FAA in the name of the Owner Trustee.

         Appraisal. The report prepared by BK Associates, Inc. and to be delivered to the Owner Participant (with a copy of the fair market value letter to the Lessee) on the Delivery Date pursuant to Section 4.02(h) of the Participation Agreement.

         Average Life Date. For any Certificate, the date which follows the prepayment date by a period equal to the Remaining Weighted Average Life of such Certificate.

         AVSA. AVSA S.A.R.L., a societe a responsabilite limitee, organized and existing under the laws of France.

         AVSA Consent and Agreement. The Consent and Agreement dated as of June 15, 1998, executed by AVSA.

         AVSA's FAA Bill of Sale. The bill of sale for the Airframe on AC Form 8050-2, or such other form as may be approved by the Aeronautics Authority, executed by AVSA in favor of the Owner Trustee and to be dated the Delivery Date.

         AVSA's Warranty Bill of Sale. The full warranty bill of sale covering the Aircraft (and specifically referring to each Engine) executed by AVSA as owner of the Aircraft in favor of the Owner Trustee and to be dated the Delivery Date.

         Bankruptcy Code. The Federal Bankruptcy Code of 1978, as amended, and any successor thereto.

         Bankruptcy Default.  An event specified in Section 16.01(e), (f) or
(g) of the Lease which either does or, with the giving of notice or lapse of time or both, would constitute an Event of Default.

         Basic Rent. The periodic rent payable for the Aircraft throughout the Basic Term pursuant to Section 3.02 of the Lease, adjusted pursuant to
Article 3 of the Lease.

         Basic Term. The period commencing at the beginning of the day on the Delivery Date and ending at the end of the day on December 1, 2023, or such earlier date on which the Lease shall be terminated as provided therein.

         Beneficial Interest. The interest of the Owner Participant (or the Initial Owner Participant, as the case may be) under the Trust Agreement.

         Business Day. Any day on which commercial banks are not authorized or required to close in New York, New York, Memphis, Tennessee and the city in the United States in which the office or agency is maintained by the Pass Through Trustee for the payment of the Pass Through Certificates, and after the Lien of the Indenture is discharged, Boston, Massachusetts.

         Certificate Closing Date. The date of the closing with respect to the purchase of Certificates by the Pass Through Trustee contemplated by Section 2.01(b) of the Participation Agreement.

         Certificates. The Equipment Trust Certificates (Federal Express Corporation Trust No. N682FE), issued by the Owner Trustee pursuant to the Indenture and any certificate issued in exchange therefor or replacement thereof pursuant to the Indenture.

         Citizen of the United States. A citizen of the United States as defined in Section 40102(a)(15) of the Transportation Code, or any analogous part of any successor or substituted legislation or regulation at the time in effect.

         Class A Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Class B Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Closings. The closing with respect to the acquisition of the Pass Through Certificates by the Underwriters and the closing with respect to the acquisition of Certificates by the Pass Through Trustee.

         Code. Except as otherwise provided, the Internal Revenue Code of 1986, as amended from time to time.

         Collateral Account. The deposit account established and maintained pursuant to Section 2.13 of the Indenture.

         Collateral Agreement. The Collateral Account Control Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, among State Street Bank and Trust Company, the Indenture Trustee and the Owner Trustee.

         Commitment. The amount of the Owner Participant's participation in the Purchase Price required to be made available or paid as provided in
Section 3.02 of the Participation Agreement.

         Consent and Agreement. The Consent and Agreement dated as of June 15, 1998 executed by the Manufacturer.

         Consent and Guaranty. The Consent and Guaranty of the Manufacturer attached to the Purchase Agreement.

         Corporate Trust Administration. The Corporate Trust Administration office of the Owner Trustee located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103, Attention: Corporation Trust Administration, or such other office at which the Owner Trustee's corporate trust business shall be administered which the Owner Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Indenture Trustee.

         Corporate Trust Department. The Corporate Trust Department office of the Indenture Trustee located at 79 South Main Street, Salt Lake City, Utah 84111, Attention: Corporate Trust Department, or such other office at which the Indenture Trustee's corporate trust business shall be administered which the Indenture Trustee shall have specified by notice in writing to the Lessee, the Owner Participant and the Owner Trustee.

         CRAF Program. Has the meaning specified in Section 7.02(a)(iv) of the Lease.

         Cut-Off Date.  August 30, 1999.

         Debt Portion. The amount specified as such on Schedule IV to the Participation Agreement.

         Debt Rate. The weighted average (based on Outstanding principal amount) rate of interest on the Certificates issued pursuant to the Indenture.

         Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Event of Default.

         Delivery Date. The date on which the Aircraft is delivered and sold by AVSA to the Lessor and leased by the Lessor to the Lessee under the Lease, which date shall also be the date of the initial Lease Supplement.

         Delivery Notice. Notice of the Aircraft's Delivery Date, given by the Lessee as provided in Section 3.01 of the Participation Agreement and including any notice with respect to a postponed Delivery Date given by the Lessee pursuant to Section 3.03(c) of the Participation Agreement.

         EBO Price. Has the meaning set forth in Section 4.02(a)(F) of the Lease.

         Eligible Deposit Account. Either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution with corporate trust powers organized under the laws of the United States or any state thereof, or the District of Columbia, and whose deposits are insured by the Federal Deposit Insurance Corporation, provided that such institution also has a combined capital and surplus of at least $100,000,000 and a rating of A or better from the Thomson Bank Watch.

         Eligible Institution. A depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia, or any domestic branch of a foreign bank, which in any such case at all times (a) has either (x) a long-term unsecured debt rating of at least Aa2 by Moody's or (y) a short-term certificate of deposit rating of P-1 by Moody's, (b) has either (x) a long-term unsecured debt rating of a least AA by S&P or (y) a short-term certificate of deposit rating of A-1+ by S&P and (c) is a member of the Federal Deposit Insurance Corporation.

         Engine. Each of the two General Electric CF6-80C2-A5F engines listed by its manufacturer's serial number in the initial Lease Supplement and leased pursuant to the Lease, whether or not from time to time installed on the Airframe or installed on any other airframe or on any other aircraft, and any Replacement Engine which may from time to time be substituted for an Engine pursuant to Section 7.02(a)(vii), 10.02(c), 10.03, 11.03, 11.04 or 12.02 of
the Lease, together with all Parts related thereto. Except as otherwise provided, at such time as a Replacement Engine shall be so substituted and the Engine for which the substitution is made shall be released from the Lien of the Indenture, such replaced Engine shall cease to be an "Engine" under the Lease. The term "Engines" means, as of any date of determination, both Engines then leased to the Lessee pursuant to the Lease.

         Engine Consent. The Engine Consent dated as of June 15, 1998, executed by the Engine Manufacturer.

         Engine Manufacturer. General Electric Company, a New York corporation.

         Engine Warranty Assignment. The Engine Warranty Assignment (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, between the Lessor and the Lessee.

         ERISA. The Employee Retirement Income Security Act of 1974, as amended.

         ERISA Plan. An employee benefit plan subject to Title I of ERISA, or an individual retirement account or plan subject to Section 4975 of the Code.

         Estimated Expense Amount. Has the meaning specified in Section 10.01(a) of the Participation Agreement.

         Event of Default. Each of the events specified in Article 16 of the Lease.

         Event of Loss. Any of the following events with respect to the Aircraft, the Airframe or any Engine: (i) loss of such property or its use
(A) for a period in excess of 30 days due to theft or disappearance or such longer period not to exceed 60 days from the end of such initial 30-day period if and so long as the location of such property is known to the Lessee and the Lessee is diligently pursuing recovery of such property, or to the end of the Term, if less (unless such loss constitutes an Event of Loss under clause (ii) of this definition) or (B) for a period in excess of 60 days due to the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use by Lessee for any reason whatsoever; (ii) any damage to such property which results in an insurance settlement with respect to such property on the basis of a total loss, or constructive or compromised total loss; (iii) (1) condemnation, confiscation or seizure of, or requisition of title to such property by the Government, any foreign government or purported government or any agency or instrumentality thereof, or (2) condemnation, confiscation, or seizure of, or requisition or taking of, use of such property (A) by a foreign government or instrumentality or agency of any such foreign government, for a period in excess of 180 days (or such shorter period ending on the earlier of the expiration of the Term or on the date on which an insurance settlement with respect to such property on the basis of a total loss or constructive or compromised total loss shall occur) or (B) by the Government for a period extending beyond the Term, provided that no Event of Loss shall be deemed to have occurred, and the Term shall be extended automatically for a period of six months (or the date of return of the Aircraft, if shorter, so long as the Lessor receives at least six months notice of such date of return) beyond the end of the Term in the event that the Aircraft, the Airframe or any Engine is requisitioned by the Government pursuant to an activation as part of the CRAF Program described in Section 7.02(a)(iv) of the Lease; and (iv) as a result of any law, rule, regulation, order or other action by the Aeronautics Authority or other governmental body having jurisdiction, the use of the Aircraft or Airframe in the normal course of air transportation of cargo shall have been prohibited by virtue of a condition affecting all Airbus A300-600 series aircraft equipped with engines of the same make and model as the Engines for a period of six (6) consecutive months, unless the Lessee, prior to the expiration of such six (6) month period, shall be diligently carrying forward all steps which are necessary or desirable to permit the normal use of the Aircraft or Airframe or, in any event, if such use of the Aircraft or the Airframe shall have been prohibited for a period of twelve (12) consecutive months, unless the Lessee, prior to the expiration of such twelve (12) month period shall have conformed at least one Airbus A300-600 series aircraft (but not necessarily the Aircraft or the Airframe) to the requirements of any such law, rule, regulation, order, or other action and shall have commenced regular commercial use and shall be diligently carrying forward, on a non-discriminatory basis, all steps necessary or desirable to permit the normal use of the Aircraft by the Lessee. The date of such Event of Loss shall be (s) the 31st day or the 91st day, as the case may be, following loss of such property or its use due to theft or disappearance (or the end of the Term, if earlier); (t) the 61st day following the date of any destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use; (u) the date of any insurance settlement on the basis of a total loss or constructive or compromised total loss; (v) the date of any condemnation, confiscation, seizure or requisition of title of such property; (w) the 181st day following condemnation, confiscation, seizure or requisition for use of such property by a foreign government referred to in clause (iii)(2)(A) above (or the end of the Term or the date of any insurance settlement described therein, if earlier than such 181st day); (x) the last day of the Term in the case of requisition for use of such property by the Government; (y) the last day of the 6 month or 12 month period, referred to in clause (iv) above. An Event of Loss with respect to the Aircraft shall be deemed to have occurred if any Event of Loss occurs with respect to the Airframe.

         Excepted Payments. Collectively, (i) indemnity or other payments (and interest thereon to the extent provided in the Operative Agreements) paid or payable by the Lessee in respect of the Owner Participant, the Owner Trustee in its individual capacity or any of their respective successors, permitted assigns, directors, officers, employees, servants and agents or Affiliates, pursuant to the Participation Agreement or any indemnity hereafter granted to the Owner Participant or the Owner Trustee in its individual capacity pursuant to the Lease or the Participation Agreement, (ii) proceeds of public liability insurance (or government indemnities in lieu thereof) in respect of the Aircraft payable as a result of insurance claims paid for the benefit of, or losses suffered by, the Owner Trustee or the Indenture Trustee in their respective individual capacities or by the Owner Participant, or their respective successors, permitted assigns or Affiliates, (iii) proceeds of insurance maintained with respect to the Aircraft by the Owner Participant (whether directly or through the Owner Trustee) maintained in accordance with the provisions of but not required under Article 13 of the Lease, (iv) payments of Supplemental Rent by the Lessee in respect of any amounts payable under the Tax Indemnity Agreement, (v) any amounts payable by the Lessee to the Owner Participant or the Owner Trustee in its individual capacity, after the release thereof from the Lien of the Indenture, (vi) the payment of incremental out-of-pocket expenses of the Owner Trustee, the Owner Participant or their respective authorized representatives payable by the Lessee under
Section 6.03(b) of the Participation Agreement or Section 14.01 of the Lease following any reregistration of the Aircraft and (vii) proceeds of, and any right to demand, collect or otherwise receive and enforce the payment of any amount described in clauses (i) through (vii) above.

         Expense; Expenses. Have the meaning specified in Section 9.01(a) of the Participation Agreement.

         FAA. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         Fair Market Renewal Term. A term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the second paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         Fair Market Rental. An amount determined on the basis of, and equal in amount to, the rental which would be obtained in an arm's-length transaction between an informed and willing lessee and an informed and willing lessor unaffiliated with such lessee, neither being under any compulsion to lease. In such determination, it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease. Fair Market Rental shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Fair Market Value. An amount determined on the basis of, and equal in amount to, the value which would be obtained in an arm's-length transaction between an informed and willing purchaser under no compulsion to buy and an informed and willing seller unaffiliated with such purchaser and under no compulsion to sell, assuming that the Aircraft (or other property) is unencumbered by the Lease. Unless otherwise provided in the applicable provisions of any Operative Agreement, in such determination it shall be assumed that the Aircraft is in the condition required under the Lease in the case of return of the Aircraft pursuant to Article 12 of the Lease; provided that in connection with any determination pursuant to or for the purposes of
Article 17 of the Lease, the Aircraft shall be appraised on an "as is, where is" basis. Fair Market Value shall be determined in accordance with the provisions of Section 4.03 of the Lease.

         Federal Aviation Administration. The United States Federal Aviation Administration and any successor agency or agencies thereto.

         FedEx.  Federal Express Corporation.

         Final Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Fixed Renewal Rent. Semi-annual payments of rent during the Fixed Renewal Term equal to the amount set forth in Ancillary Agreement I.

         Fixed Renewal Term. The term with respect to which the Lessee has exercised its option to renew the Lease pursuant to the first paragraph of
Section 4.01(a) thereof and with respect to which the conditions set forth in such Section 4.01(a) are met.

         French Pledge Agreement. The French Pledge Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, between the Owner Trustee and the Indenture Trustee.

         FSB. First Security Bank, National Association, a national banking association.

         Government. The United States of America or an agency or instrumentality thereof the obligations of which bear the full faith and credit of the United States of America.

         GTA. The General Terms Agreement dated as of July 3, 1991 between the Engine Manufacturer and the Lessee related to the purchase by the Lessee of the Engines as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only insofar as the General Terms Agreement relates to the Engines, to the extent assigned to the Owner Trustee pursuant to the Engine Warranty Assignment.

         Holder of a Certificate; Certificate Holder; Holder. As of any particular time, the Person in whose name a Certificate shall be registered (but not including the holder of any Pass Through Certificate).

         Indemnitee. Each of SSB, in its individual capacity and as Owner Trustee and Lessor, the Owner Participant, the Indenture Trustee, in its individual capacity and as trustee, the Subordination Agent, in its individual capacity and in its capacity as Subordination Agent, each Liquidity Provider, the Owner Participant Guarantor, if any, and any successor (including any trustee which may succeed to the Lessor's interest under the Lease), Affiliate, assign, officer, director, employee, agent and servant of any of the foregoing, the Lessor's Estate and the Trust Indenture Estate. Neither the Pass Through Trustee nor any holder of a Pass Through Certificate shall be deemed to be an Indemnitee.

         Indenture. The Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as supplemented by the Indenture and Security Agreement Supplement.

         Indenture and Security Agreement Supplement. The Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N682FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Indenture.

         Indenture Default. Any event or condition which, with the lapse of time or the giving of notice, or both, would constitute an Indenture Event of Default.

         Indenture Documents. Has the meaning specified in the Granting Clause of the Indenture.

         Indenture Event of Default.  Each of the events specified in Section
7.01 of the Indenture.

         Indenture Trustee. First Security Bank, National Association, a national banking association, not in its individual capacity but solely as Indenture Trustee under the Indenture.

         Indenture Trustee's Liens. Any Lien against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof resulting from (i) claims against the Indenture Trustee not related to the administration of the Trust Indenture Estate or any transactions pursuant to the Indenture or any document included in the Trust Indenture Estate, (ii) any act or omission of the Indenture Trustee which is not related to the transactions contemplated by the Operative Agreements or is in violation of any of the terms of the Operative Agreements or (iii) Taxes imposed against the Indenture Trustee in its individual capacity against which the Lessee has not indemnified (and is not obligated to indemnify) the Indenture Trustee in such capacity.

         Independent Investment Banker. An independent investment banking institution of national standing appointed by the Lessee that is independent in fact, does not have any direct financial interests, or any material indirect financial interest, in the Lessee or any Affiliate of the Lessee, and is not connected with the Lessee or any Affiliate of the Lessee, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions; provided, that if the Indenture Trustee shall not have received written notice of such an appointment at least 10 days prior to the Prepayment Date, "Independent Investment Banker" shall mean such an institution appointed by the Indenture Trustee.

         Initial Owner Participant. Federal Express Corporation, a Delaware corporation.

         Intercreditor Agreement. The Intercreditor Agreement dated as of June 15, 1998, among the Pass Through Trustee, the Class A Liquidity Provider, the Class B Liquidity Provider and the Subordination Agent.

         Interest Drawing. Has the meaning specified in Section 1.01 of the Intercreditor Agreement.

         Invoice.  The invoice for the Aircraft given by AVSA to the Lessor.

         LC Bank. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany.

         Last Cut-Off Date. The later of (i) the Cut-Off Date and (ii) the "Cut-Off Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Last Delivery Date. The later of (i) the Delivery Date and (ii) the "Delivery Date" (as defined in the relevant Related Indenture) for the last Related Aircraft to be delivered.

         Lease. The Lease Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, entered into by the Lessor and the Lessee concurrently with the execution and delivery of the Indenture, including, without limitation, supplementation by one or more Lease Supplements entered into pursuant to the applicable provisions of the Lease.

         Lease Supplement. The Lease Supplement No. 1 (Federal Express Corporation Trust No. N682FE) to be dated the Delivery Date, substantially in the form of Exhibit A to the Lease.

         Lease Term. The period commencing on the Delivery Date and ending at the end of the Basic Term.

         Lessee.  Federal Express Corporation, a Delaware corporation.

         Lessee Documents. Has the meaning set forth in Section 6.01(b) of the Participation Agreement.

         Lessee Shortfall. Has the meaning set forth in Section 3.02(a) of the Participation Agreement.

         Lessor. State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement.

         Lessor's Estate. All estate, right, title and interest of the Owner Trustee in and to the Collateral Account, the Liquid Collateral, the Aircraft, the Lease, any Lease Supplement, the Participation Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), any Ancillary Agreement, the GTA, the Engine Warranty Assignment, the Engine Consent, any warranty with respect to the Airframe and the Engines, all amounts of Basic Rent and Supplemental Rent, including without limitation, insurance proceeds (other than insurance proceeds payable to or for the benefit of the Owner Trustee in its individual capacity, the Owner Participant or the Indenture Trustee) and requisition, indemnity or other payments of any kind for or with respect to the Aircraft (except amounts owing to the Owner Participant, to the Indenture Trustee, to the Owner Trustee in its individual capacity, or to any of their respective directors, officers, employees and agents pursuant to Articles 8 and 9 of the Participation Agreement), and all other property of the Owner Trustee purportedly subjected to the Lien of the Indenture by the Granting Clause thereof; provided that in no event shall "Lessor's Estate" include any Excepted Payment.

         Lessor's Liens. Liens against, on or with respect to the Aircraft, the Lessor's Estate or the Trust Indenture Estate or any part thereof, title thereto or any interest therein arising as a result of (i) claims against the Lessor, in its individual capacity or as Owner Trustee, or the Owner Participant, in each case not related to the transactions contemplated by the Operative Agreements, (ii) acts or omissions of the Lessor in its individual capacity or as Owner Trustee, and, in the case of the Lessor in its individual capacity, arising from its gross negligence or willful misconduct or expressly prohibited under the Operative Agreements and any act or omission of the Owner Participant which is in violation of any of the terms of the Operative Agreements, (iii) Taxes or Expenses imposed against the Lessor, in its individual capacity or as Owner Trustee, the Owner Participant, Lessor's Estate or the trust created by the Trust Agreement which are not required to be indemnified against by the Lessee pursuant to the Participation Agreement by reason of Section 8.01(b) or 9.01(b) thereof or which are not required to be indemnified against by the Lessee pursuant to the Tax Indemnity Agreement, or (iv) claims against the Lessor or the Owner Participant arising from the voluntary transfer by the Lessor or the Owner Participant of its interests in the Aircraft other than a transfer of the Aircraft pursuant to Section 4.02(a) or Article 7, 8, 9, 10 or 11 of the Lease and other than a transfer pursuant to the exercise of the remedies set forth in Article 17 of the Lease.

         Letter of Credit. The Irrevocable Standby Letter of Credit, dated the Certificate Closing Date, in the form of Exhibit G to the Participation Agreement and with a Maximum Stated Amount equal to the amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement, from the LC Bank to and for the benefit of the Subordination Agent.

         Lien. Any mortgage, pledge, lien, charge, encumbrance, lease or security interest or other similar interest.

         Liquid Collateral. All amounts and securities deposited from time to time in the Collateral Account and all the products, investments, earnings and proceeds of the foregoing, including, but not limited to, all proceeds of the investment or conversion thereof, voluntary or involuntary, into cash, Specified Investments or other property, all rights to payment of any and every kind, and other forms of obligations, and instruments and other property which at any time constitute all or part or are included in the proceeds of any of the foregoing.

         Liquidity Facility. Has the meaning specified in Section 1.1 of the Intercreditor Agreement.

         Liquidity Provider. Kreditanstalt fur Wiederaufbau, a corporation organized under the public law of the Federal Republic of Germany together with any Replacement Liquidity Provider (as defined in the Intercreditor Agreement).

         Losses. Has the meaning specified in Section 17.02(a) of the Participation Agreement.

         Loss Payee. Has the meaning specified in Section 13.02(b)(i) of the Lease.

         Majority in Interest of Certificate Holders. As of a particular date of determination, the Holders of more than 50% of the aggregate unpaid principal amount of all Certificates outstanding as of such date excluding for purposes of this definition any Certificates held by (i) the Owner Trustee or the Owner Participant or any interests of the Owner Participant unless all Certificates then outstanding shall be held by the Owner Participant, (ii) the Lessee or (iii) any Affiliate of any thereof.

         Make-Whole Premium. With respect to any Certificate, the amount (as determined by an Independent Investment Banker reasonably acceptable to the Indenture Trustee and the Owner Participant) by which (i) the present value of the remaining scheduled payments of principal and interest to the Maturity of such Certificate computed by discounting such payments on a semiannual basis on each Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (ii) the outstanding principal amount of such Certificate plus accrued interest.

         Mandatory Document Terms. The terms set forth on Schedule V to the Participation Agreement.

         Mandatory Economic Terms. The terms set forth on Schedule VI to the Participation Agreement.

         Manufacturer. Airbus Industrie G.I.E., a groupement d'interet economique formed under the laws of France.

         Maturity. With respect to any Certificate, the date on which the final principal amount of such Certificate is scheduled to be due and payable.

         Maximum Stated Amount. The amount specified under "Letter of Credit Maximum Stated Amount" on Schedule IV to the Participation Agreement.

         Moody's.  Moody's Investors Service, Inc.

         Net Present Value of Rents. The net present value, as of the Delivery Date, of Basic Rent set forth in Schedule II of the Lease, discounted at a rate equal to the Debt Rate per annum compounded semi-annually.

         Non-U.S. Person.  Any Person other than a U.S. Person.

         Obsolete Parts. Parts which the Lessee in good faith determines to be obsolete or no longer suitable or appropriate for use on the Airframe or any Engine.

         Officer's Certificate. When delivered pursuant to the Indenture, a certificate signed by a Responsible Officer of the Lessee or the Owner Trustee, as the case may be, and delivered to the Indenture Trustee. Each such certificate shall include the statements provided for in Section 15.07 of the Indenture.

         Operative Agreements. The Participation Agreement, the Trust Agreement, AVSA's FAA Bill of Sale, AVSA's Warranty Bill of Sale, the Airbus Guaranty, the Purchase Agreement, the Purchase Agreement Assignment, the GTA, the Engine Warranty Assignment, the French Pledge Agreement, the Lease, the Lease Supplement, the Owner Participant Guaranty, if any, the Owner Trustee Guaranty, if any, any Ancillary Agreement entered into by or with the written consent of the Indenture Trustee, which by its terms is an Operative
Agreement, the Certificates outstanding at the time of reference, the Indenture, the Indenture and Security Agreement Supplement, the Consent and Agreement, the AVSA Consent and Agreement, the Consent and Guaranty (to the extent assigned by the Purchase Agreement Assignment), the Engine Consent, the Tax Indemnity Agreement, each Liquidity Facility, the Intercreditor Agreement, the Collateral Agreement, the Letter of Credit and the Reimbursement Agreement.

         Opinion of Counsel. When delivered pursuant to the Indenture, a written opinion of legal counsel, who in the case of counsel (a) for the Lessee may be (i) an attorney employed by the Lessee who is generally empowered to deliver such written opinions, (ii) Davis Polk & Wardwell or a successor firm or (iii) other counsel designated by the Lessee and reasonably satisfactory to the Indenture Trustee and (b) for the Owner Trustee or the Indenture Trustee, an attorney selected by such Person and, in the case of the Owner Trustee, reasonably satisfactory to the Indenture Trustee.

         Other Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N679FE, N680FE, N681FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Outstanding. When used with respect to Certificates, as of the date of determination and subject to the provisions of Section 10.04 of the Indenture, all Certificates theretofore executed and delivered under the Indenture, with the exception of the following:

         (i) Certificates theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation pursuant to
         Section 2.08 of the Indenture or otherwise;

         (ii) Certificates for which prepayment money in the necessary amount has been theretofore deposited with the Indenture Trustee in trust for the Holders of such Certificates pursuant to Section 14.01 of the Indenture; provided, that if such Certificates are to be prepaid, notice of such prepayment has been duly given pursuant to the Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

         (iii) Certificates in exchange for or in lieu of which other Certificates have been executed and delivered pursuant to Article II of the Indenture.

         Outstanding C Account. The collateral account established and maintained under a Related Indenture relating to an undelivered aircraft.

         Owner Participant. The Person to whom on the Delivery Date (or, if earlier, the Transfer Date) the Initial Owner Participant shall transfer its Beneficial Interest pursuant to Section 3.02 of the Participation Agreement and any successors thereto, and any Person to which the Owner Participant transfers, in accordance with the Trust Agreement, its right, title and interest in and to the Operative Agreements and the Lessor's Estate.

         Owner Participant Guarantor. The provider, if any, of an Owner Participant Guaranty.

         Owner Participant Guaranty. Any guaranty delivered by the Owner Participant Guarantor.

         Owner Trust.  Federal Express Corporation Trust No. N682FE.

         Owner Trustee. SSB, not in its individual capacity except as otherwise expressly stated, but solely as Owner Trustee under the Trust Agreement.

         Owner Trustee Guarantor. The provider, if any, of an Owner Trustee Guaranty.

         Owner Trustee Guaranty.  Any guaranty delivered in compliance with
Section 11.01(b)(ii) of the Participation Agreement.

         Owner's Economic Return. The Owner Participant's anticipated net after-tax book yield and aggregate after-tax cash during the Basic Term utilizing the multiple investment sinking fund method of analysis, computed on the basis of the same methodology and assumptions as were utilized by the Owner Participant in determining Basic Rent, Stipulated Loss Value and Termination Value percentages and the EBO Price, as such assumptions may be adjusted for events which have been the basis of adjustments to Rent pursuant to Section 3.04 of the Lease.

         Participation Agreement. The Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, among the Lessee, the Owner Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as owner trustee, the Owner Participant, the Indenture Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as indenture trustee, the Pass Through Trustee not in its individual capacity except as otherwise expressly provided therein, but solely as pass through trustee, and the Subordination Agent not in its individual capacity except as otherwise expressly provided therein, but solely as subordination agent.

         Parts. All appliances, parts, components, instruments, appurtenances, accessories, furnishings and other equipment of whatever nature (other than complete Engines or engines) which may from time to time be incorporated or installed in or attached to the Airframe or any Engine or title to which remains vested in the Lessor pursuant to Article 8 of the Lease.

         Pass Through Agreement. The Pass Through Trust Agreement dated as of May 1, 1997, between the Lessee and the Pass Through Trustee.

         Pass Through Certificates. Any of the Pass Through Certificates, 1998-1-A, the Pass Through Certificates, 1998-1-B or the Pass Through Certificates, 1998-1-C, in each case as issued by the related Pass Through Trust; and "Pass Through Certificates" means all of the Pass Through Certificates issued by each of the Pass Through Trusts.

         Pass Through Closing Date. The Business Day on which the sale of the Pass Through Certificates to the Underwriters pursuant to the Underwriting Agreement takes place.

         Pass Through Trust. The Federal Express Corporation 1998-1 Pass Through Trust Class A, Federal Express Corporation 1998-1 Pass Through Trust Class B and Federal Express Corporation 1998-1 Pass Through Trust Class C, in each case formed pursuant to the related Series Supplement in accordance with the Pass Through Agreement; and "Pass Through Trusts" means all of such Pass Through Trusts.

         Pass Through Trustee. First Security Bank, National Association, a national banking association, in its capacity as Pass Through Trustee under the Pass Through Agreement and each Pass Through Trust.

         Past Due Rate. In respect of (A) any amount payable to the Owner Participant or the Owner Trustee a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to 2% plus the Debt Rate and (B) any principal of or interest on any Certificate or any other amount payable under the Indenture, any Certificate or any other Operative Agreement that is not paid when due (whether at Maturity, by acceleration, by optional or mandatory prepayment or otherwise) to any Holder, the Indenture Trustee or the Pass Through Trustee, a rate per annum during the period from and including the due date to but excluding the date on which such amount is paid in full equal to (i) in the case of any such amount payable to the Holder of any Certificate, 2% plus the interest rate applicable to such Certificate and (ii) in the case of any other such amount, 2% plus the Debt Rate.

         Payment Date.  Each January 15 and July 15 commencing on January 15,
1999.

         Payment Default. Any event specified in Section 16.01(a) or 16.01(b) of the Lease which with the giving of notice or lapse of time or both would constitute an Event of Default.

         Permitted Investments. Those investments enumerated in Section 23.01(a) (i), (ii), (iii) and (iv) of the Lease.

         Person. Any individual, sole proprietorship, partnership, joint venture, joint stock company, trust, unincorporated organization, association, corporation, institution, entity or government (federal, state, local, foreign or any agency, instrumentality, division or body thereof).

         Pre-Delivery Replacement Airframe.  Has the meaning set forth in
Section 2.04 of the Participation Agreement.

         Preliminary Notice. Has the meaning specified in Section 4.01(a) of the Lease.

         Premium Termination Date. With respect to the Series A Certificates, the scheduled maturity date of the Series A Certificates, with respect to the Series B Certificates, the scheduled maturity date of the Series B Certificates and with respect to the Series C Certificates, the scheduled maturity date of the Series C Certificates.

         Prepayment Date. Has the meaning specified in Section 6.02(b) of the Indenture.

         Prepayment Price. Has the meaning specified in Section 6.02(b) of the Indenture.

         Principal Amount. With respect to a Certificate means the stated original principal amount of such Certificate and, with respect to all Certificates, means the aggregate stated original principal amounts of all Certificates.

         Property.   Any right or interest in or to property of any kind
whatsoever, whether real, personal or mixed and whether tangible or intangible.

         Proposed Termination Date. Has the meaning specified in Section 10.01(a) of the Lease.

         Purchase Agreement. The Airbus A300-600R Freighter Purchase Agreement, dated as of July 3, 1991 between AVSA and the Lessee, including all exhibits, appendices and letter agreements attached thereto as originally executed or as modified, amended or supplemented in accordance with the terms thereof, but only to the extent that the foregoing relates to the Aircraft and to the extent assigned pursuant to the Purchase Agreement Assignment.

         Purchase Agreement Assignment. The Purchase Agreement Assignment (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 between the Lessor and the Lessee.

         Purchase Price.  Has the meaning specified in Ancillary Agreement I.

         Rating Agencies. Collectively, at any time, each nationally recognized rating agency which shall have been requested to rate the Pass Through Certificates and which shall then be rating the Pass Through Certificates. The initial Rating Agencies will be Moody's and S&P.

         Rating Agency Confirmation. With respect to any Operative Agreement that is to be modified in any material respect on the Delivery Date or the Transfer Date, if applicable, a written confirmation from each of the Rating Agencies that the use of such Operative Agreement with such modifications would not result in (i) a reduction of the rating for any Class of Pass Through Certificates below the then current rating for such Class of Pass Through Certificates or (ii) a withdrawal or suspension of the rating of any Class of Pass Through Certificates.

         Record Date. With respect to Payment Dates under the Indenture (except a date for payment of defaulted interest), December 31 for January 15 Payment Dates and June 30 for July 15 Payment Dates, whether or not such date is a Business Day.

         Recourse Amount. Has the meaning specified in Section 17.10 of the Participation Agreement.

         Refinancing.  A non-recourse loan to the Lessor arranged pursuant to
Section 15.01 of the Participation Agreement.

         Register.  Has the meaning set forth in Section 3.02 of the Indenture.

         Registrar. Has the meaning set forth in Section 3.02 of the Indenture.

         Regulation D. Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

         Reimbursement Agreement. The Standby Letter of Credit Application and Agreement, dated the Pass Through Closing Date, between the Lessee and the LC Bank.

         Related Aircraft.  Each of the aircraft relating to a Related
Indenture.

         Related Indentures. Collectively, the Trust Indenture and Security Agreement for each of Federal Express Corporation Trust Nos. N585FE, N676FE, N677FE, N678FE, N679FE, N680FE, N681FE, N620FE, N621FE and N623FE, each dated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N590FE, dated as of May 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee, and the Trust Indenture and Security Agreement for Federal Express Corporation Trust No. N675FE, dated as of June 1, 1998, as amended and restated as of June 15, 1998, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee and First Security Bank, National Association, as indenture trustee.

         Related Participation Agreements. Collectively, with respect to each Related Indenture, the "Participation Agreement" as defined therein.

         Remaining Weighted Average Life. On a given date with respect to any Certificate the number of days equal to the quotient obtained by dividing (i) the sum of each of the products obtained by multiplying (a) the amount of each then remaining scheduled payment of principal of such Certificate by (b) the number of days from and including such prepayment date to but excluding the dates on which each such payment of principal is scheduled to be made; by (ii) the then outstanding principal amount of such Certificate.

         Renewal Rent. The amount payable by the Lessee as rent in accordance with Section 4.01 of the Lease during any Renewal Term.

         Renewal Term. One or more terms with respect to which the Lessee has exercised its option to renew the Lease pursuant to Section 4.01(a) thereof.

         Rent. All payments due from the Lessee under the Lease as Basic Rent, Renewal Rent and Supplemental Rent, collectively.

         Rent Payment Date. Each January 15 and July 15 commencing on January 15, 1999.

         Reoptimization Date. Has the meaning specified in Section 2.03(b) of the Participation Agreement.

         Replacement Aircraft. Any aircraft substituted for the Aircraft pursuant to Section 11.03(a) of the Lease.

         Replacement Airframe. Has the meaning set forth in Section 11.03 of the Lease.

         Replacement Engine. A General Electric CF6-80C2-A5F engine (or an engine of the same or another manufacturer) of the same or of equal or greater value, remaining useful life and utility as the Engine being replaced, together with all Parts relating to such engine; provided, however, that if such replacement engine is not a General Electric CF6-80C2-A5F engine, such replacement engine must then be commonly used in the commercial aviation industry on Airbus A300-600 airframes.

         Responsible Officer. With respect to the Owner Trustee (except for purposes of the Trust Agreement in which case the definition of Responsible Officer set forth in Section 3.10 of the Trust Agreement is applicable) or the Indenture Trustee, any officer in its Corporate Trust Administration, as the case may be, designated by such Person to perform obligations under the Operative Agreements, and with respect to any other party, any corporate officer or (except in the case of the Owner Participant) other employee of a party who, in the normal performance of his or her operational responsibilities, with respect to the subject matter of any covenant, agreement or obligation of such party pursuant to any Operative Agreement, would have responsibility for and knowledge of such matter and the requirements of any Operative Agreement with respect thereto.

         S&P.  Standard & Poor's Ratings Group.

         Scheduled Delivery Date. The Delivery Date specified in the Delivery Notice pursuant to Section 3.01 of the Participation Agreement.

         SEC. The Securities and Exchange Commission of the United States and any successor agencies or authorities.

         Secured Obligations. Has the meaning specified in the Granting Clause of the Indenture.

         Securities Act.  The Securities Act of 1933, as amended.

         Series "A" or "Series A Certificates". Certificates issued and designated as "Series A" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series A".

         Series "B" or "Series B Certificates". Certificates issued and designated as "Series B" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series B".

         Series "C" or "Series C Certificates". Certificates issued and designated as "Series C" under the Indenture, in the Principal Amount and maturities and bearing interest as specified in Exhibit B to the Indenture under the heading "Series C".

         Series C Prepayment Date. July 15, 1999 or any other date designated by the Lessee, but in no event later than the fifteenth day after the Last Cut-Off Date.

         Series Supplement or Series Supplements. The Series Supplement 1998-1-A to be executed and delivered by the Lessee and the Pass Through Trustee, the Series Supplement 1998-1-B to be executed and delivered by the Lessee and the Pass Through Trustee or the Series Supplement 1998-1-C to be executed and delivered by the Lessee and the Pass Through Trustee.

         Sinking Fund Redemption Date.  Has the meaning specified in Section
6.06 of the Indenture.

         Sinking Fund Redemption Price.  Has the meaning specified in Section
6.06 of the Indenture.

         Special Aviation Counsel.  Daugherty, Fowler & Peregrin.

         Specified Investments. Shall mean (a) direct obligations of the United States of America or obligations fully guaranteed by the United States of America; (b) commercial paper rated A-1/P-1 by S&P and Moody's, respectively or, if such ratings are unavailable, rated by any nationally recognized rating organization in the United States equal to the highest rating assigned by such rating organization; (c) investments in negotiable certificates of deposit, time deposits, banker's acceptances, commercial paper or other direct obligations of, or obligations guaranteed by, commercial banks organized under the laws of the United States or of any political subdivision thereof (or any U.S. branch of a foreign bank) with issuer ratings of at least B/C by Thomson Bankwatch, having maturities no later than 90 days following the date of such investment; (d) overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers; or
(e) overnight repurchase agreements with respect to the securities described in clause (a) above entered into with an office of a bank or trust company which is located in the United States of America or any bank or trust company which is organized under the laws of the United States or any state thereof and has capital, surplus and undivided profits aggregating at least $500 million.

         SSB. State Street Bank and Trust Company of Connecticut, National Association, a national banking association or any successor Owner Trustee in its individual capacity.

         Stipulated Loss Value. As of any Stipulated Loss Value Determination Date during the Basic Term, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule III of the Lease under the heading "Stipulated Loss Value Factor" opposite such date (as such Schedule III may be adjusted from time to time as provided in Section 3.04 of the Lease), and during any Renewal Term, the amount determined pursuant to Section 4.01(b) of the Lease. Notwithstanding any other provisions of the Lease or the Participation Agreement or the Indenture, each Stipulated Loss Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of Stipulated Loss Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule III of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Stipulated Loss Value is to be calculated with reference to any such date.

         Stipulated Loss Value Determination Date.  Each date set forth on
Schedule III of the Lease.

         Subordination Agent.   First Security Bank, National Association, a
national banking association, not in its individual capacity but solely as Subordination Agent.

         Supplemental Rent. (a) All amounts, liabilities and obligations which the Lessee assumes or agrees to perform or pay under the Lease or under the Participation Agreement or Tax Indemnity Agreement or any Ancillary Agreement or any other Operative Agreement to SSB, the Lessor, the Owner Participant, the Indenture Trustee, the Subordination Agent, any Liquidity Provider or others, including, without limitation, payments of Stipulated Loss Value, EBO Price and amounts calculated by reference to Termination Value and all amounts required to be paid by Lessee under the agreements, covenants and indemnities contained in the Lease or in the Participation Agreement or the Tax Indemnity Agreement or any other Operative Agreement, but excluding Basic Rent and (b) all amounts that the Owner Trustee is obligated to pay in accordance with clause (b) of the last paragraph of Section 2.04 of the Indenture.

         Tax. Shall have the meaning set forth in Section 8.01(a) of the Participation Agreement.

          Tax Indemnity Agreement. The Tax Indemnity Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, between the Lessee and the Owner Participant.

         Term. The Basic Term of the lease for the Aircraft under the Lease and, if renewed pursuant to Section 4.01 of the Lease, each Renewal Term for the Aircraft for which the Lease is renewed, or such earlier date on which the Lease is terminated pursuant to its terms.

         Termination Date. A Rent Payment Date during the Basic Term that is on or after December 31, 2005 in the case of Article 10 of the Lease, and in the case of (i) Section 4.02(a)(A) of the Lease, the Rent Payment Date falling on July 15, 2016 or January 15, 2020, as the case may be, (ii) Section 4.02(a)(D) or (E) of the Lease, a Rent Payment Date that is on or after the eighth anniversary of the Delivery Date and (iii) Section 4.02(a)(F) of the Lease, January 15, 2018.

         Termination Value. As of any Termination Date, the amount determined by multiplying the Purchase Price by the percentage set forth in Schedule IV of the Lease under the heading "Termination Value Factor" opposite such Termination Date (as such Schedule IV may be adjusted from time to time as provided in Section 3.04 of the Lease). Notwithstanding any other provisions of the Lease, the Participation Agreement or the Indenture, each Termination Value shall be, under any circumstances and in any event, an amount, together with so much of the arrears portion of Basic Rent due and owing through the date of payment of any amount calculated by reference to Termination Value as does not constitute an Excepted Payment, at least sufficient to pay in full as of such date of payment the aggregate unpaid principal amount of and accrued interest on the Certificates outstanding on such date of payment. Subject to the immediately preceding sentence, it is understood and agreed that the amounts set forth on Schedule IV of the Lease, for dates other than Rent Payment Dates on which arrears Basic Rent is due, fully reflect appropriate Basic Rent accruals and credits of unearned Basic Rent and, accordingly, no further accrual or credit shall be required whenever Termination Value is to be calculated with reference to any such date.

         Transaction Costs. Those costs and expenses set forth in Section 10.01(a) of the Participation Agreement.

         Transfer Date. Has the meaning set forth in Section 2.02(b) of the Participation Agreement.

         Transportation Code. Title 49 of the United States Code, as amended and in effect on the date of the Lease or as subsequently amended, or any successor or substituted legislation at the time in effect and applicable, and the regulations promulgated pursuant thereto.

         Treasury Yield. At the time of determination with respect to any Certificate, the interest rate (expressed as a semi-annual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Average Life Date on such Certificate and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities, trading in public securities markets, (i) one maturing as close as possible to, but earlier than, the Average Life Date of such Certificate and (ii) the other maturing as close as possible to, but later than, the Average Life Date of such Certificate, in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Certificate is reported on the most recent H.15 (519), such weekly average yield to maturity as published in such H.15(919). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make-Whole Premium will be the third Business Day prior to the applicable prepayment date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable prepayment date.

         Trust Agreement. The Trust Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, between the Owner Participant and the Owner Trustee in its individual capacity.

         Trust Estate.  The Lessor's Estate.

         Trust Indenture Act.  The Trust Indenture Act of 1939, as amended.

         Trust Indenture Estate. All estate, right, title and interest of the Indenture Trustee in and to any of the property, rights, interests and privileges granted to the Indenture Trustee pursuant to the Granting Clause of the Indenture, other than Excepted Payments and any and all other rights of the Owner Trustee or the Owner Participant expressly reserved to the Owner Trustee or the Owner Participant pursuant to the Indenture, and the Letter of Credit and any rights thereunder.

         UCC.  Uniform Commercial Code.

         Underwriters. Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc.

         Underwriting Agreement. The Underwriting Agreement dated June 30, 1998, among the Lessee and the Underwriters.

         United States, U.S. or US.  The United States of America.

         U.S. Air Carrier. Any United States air carrier as to which there is in force a certificate issued pursuant to Section 41102(a) or Section 41103 of the Transportation Code, and as to which there is in force an air carrier operating certificate issued pursuant to Chapter 447 of the Transportation Code and Part 121 of the regulations under such Transportation Code, for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, or which may operate as an air carrier by certification or otherwise under any successor or substitute provision thereof or in absence thereof.

         U.S. Person.  A Person described in Section 7701(a)(30) of the Code.


                                 SCHEDULE III

                            PERMITTED COUNTRY LIST


            Australia                   Malaysia

            Austria                     Mexico

            Belgium                     Netherlands

            Canada                      New Zealand

            Denmark                     Norway

            Finland                     Philippines

            France                      Singapore

            Germany                     Spain

            Iceland                     Sweden

            Ireland                     Switzerland

            Japan                       United Kingdom

            Luxembourg




                                  SCHEDULE IV

                                CERTAIN AMOUNTS


Debt Portion                                                       $62,104,000
------------

Letter of Credit Maximum Stated Amount                              $5,500,000
--------------------------------------


                                  SCHEDULE V

                           MANDATORY DOCUMENT TERMS


   Any amendment and restatement of the Operative Agreements on the Delivery Date or, if earlier, the Transfer Date:

         1. May not modify in any material adverse respect the Granting Clause of the Indenture so as to deprive the Holders of a first priority security interest in and mortgage lien on the Aircraft and the Lease or to eliminate any of the obligations secured thereby or otherwise modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Article II, V, VI or VIII or Section 7.01, 7.02, 7.10, 7.11, 9.08, 13.01, 13.02, 13.07 or 15.04 of the Indenture;

         2. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 3.05, 3.06, 11.03(a)(x), 13.01(c)(i), the second sentence of
               19.01, 20.01, 22.01, 22.03, 26.03, 27.01 or 27.02 of the Lease
               or otherwise modify the terms of the Lease so as to deprive the Indenture Trustee of rights expressly granted to the "Indenture Trustee" therein;

         3. May not modify in any material adverse respect as regards the interests of the Holders, the Subordination Agent, the Liquidity Providers or the Indenture Trustee the provisions of Section 4.02(e), 4.02(f), 17.02, 17.11, 17.12 or 17.13 of the
               Participation Agreement or of the provisions of Section 4.02(d) of the Participation Agreement so as to eliminate the requirement to deliver to the Indenture Trustee the legal opinions to be provided to such Persons thereunder (recognizing that the lawyers rendering such opinions may be changed) or of the provisions of Section 6.03(b) of the Participation
               Agreement as regards the rights of the Indenture Trustee thereunder or otherwise modify the terms of the Participation Agreement to deprive the Subordination Agent, the Liquidity Providers or the Indenture Trustee of any indemnity or right of reimbursement in its favor for Expenses or Taxes; and

         4. May not modify in any material adverse respect as regards the interests of the holders of the Pass Through Certificates, the Subordination Agent, the Liquidity Providers or the Indenture Trustee, the definition of "Make-Whole Premium" or "Supplemental Rent" in Schedule II to the Participation Agreement.

               Notwithstanding the foregoing, any such Mandatory Document Term may be modified to correct or supplement any such provision which may be defective or to cure any ambiguity or correct any mistake, provided that any such action shall not materially adversely affect the interests of the Holders, the Subordination Agent, the Liquidity Providers, the Indenture Trustee or the holders of the Pass Through Certificates.


                                  SCHEDULE VI

                           MANDATORY ECONOMIC TERMS

Certificates:


Loan to Aircraft Value Ratio on any Payment Date (with the value of the Aircraft set forth in Appendix IV to the Prospectus Supplement (as defined in the Pass Through Agreement) shall be as follows:

               Series A:   not in excess of 40%
               Series B:   not in excess of 55%
               Series C:   not in excess of 75%

Average Life:

   The average life may not be more than 15.5 years in the case of the Series A Certificates, 13.5 years in the case of the Series B Certificates and 12.5 years in the case of the Series C Certificates (but in each case may be decreased by any amount).

   As of the first Payment Date following the Last Delivery Date, the average life may not be more than 15.0 years in the case of the Pass Through Certificates, 1998-1-A, 13.0 years in the case of the Pass Through Certificates, 1998-1-B and 12.0 years in the case of the Pass Through Certificates, 1998-1-C.

Final Maturity Date:

               Series A:   may not be extended beyond January 15, 2022
               Series B:   may not be extended beyond January 15, 2019
               Series C:   may not be extended beyond January 15, 2016

Debt Rate (computed on the basis of a 360-day year consisting of twelve 30-day months, payable semi-annually in arrears) shall be as follows:

               Series A:   6.720%
               Series B:   6.845%
               Series C:   7.020%

Past Due Rate:             Debt Rate plus 2% per annum.

Payment Dates:             January 15 and July 15.

Make-Whole Premium:        As provided in Article V of the Indenture.

Redemption and Purchase:   As provided in the Indenture.

Lease

Term: The Basic Term shall expire by its terms on or after final maturity date of the Series A Certificates.

Rent Payment Dates:        January 15 and July 15.

Minimum Rent:              Basic Rent due and payable on each Payment Date
                           shall be at least sufficient to pay in full, as of such Payment Date (assuming timely payment of the Certificates prior to such Date), the aggregate principal amount of scheduled installments due on the Certificates outstanding on such Payment Date.

Supplemental Rent:         Shall be sufficient to cover the sums described in
                           the definition of such term in Schedule II to the Participation Agreement.

Stipulated Loss Value:     At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Stipulated
                           Loss Value may not be modified.

Termination Value:         At all times shall be equal to or greater than the
                           outstanding principal amount of the Certificates together with accrued interest thereon. The interest rate payable with respect to Termination
                           Value Date may not be modified.

All-risk hull insurance:   Shall not be less than Stipulated Loss Value,
                           subject to Lessee's right to self-insure on terms no more favorable to Lessee in any material respect than those set forth in Article 13 of the Lease.

Minimum Liability
Insurance Amount:          $300,000,000.

Past Due Rate:             As set forth in the definition thereof in Schedule
                           II to the Participation Agreement.

Participation Agreement

The Indenture Trustee, the Subordination Agent and the Liquidity Providers indemnified against Expenses and Taxes to the extent set forth in Articles 8 and 9 of the Participation Agreement as in effect on the Certificate Closing Date.

                                                            EXHIBIT A(1)(a)(i)


                        [Letterhead of Federal Express]

                                                    [Certificate Closing Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates will be issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, (i) executed counterparts of the Pass Through Agreement, the Series Supplements and the Operative Agreements to be delivered on the Certificate Closing Date (the "Certificate Closing Date Documents") and (ii) the forms of the Operative Agreements to be delivered on the Delivery Date. We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Certificate Closing Date Documents, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Certificate Closing Date Documents, other than Federal, has full power, authority and legal right to enter into such Certificate Closing Date Documents and that each such Certificate Closing Date Document has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Certificate Closing Date Documents to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Certificate Closing Date Documents to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms. Each of the Certificate Closing Date Documents to which Federal is to be a party and which are to be executed on the Delivery Date has been duly authorized by Federal.

         4. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Certificate Closing Date Documents to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which are required to be performed on or prior to the Certificate Closing Date and which shall have been accomplished on or prior to the Certificate Closing
Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (ii) compliance with the securities laws of each applicable state, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Certificate Closing Date Documents.

         7. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         8. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         9. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Certificate Closing Date Documents to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Certificate Closing Date Documents, the governing law with respect to each of the Certificate Closing Date Documents is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.

                                             Very truly yours,



                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(1)(a)(ii)


                        [Letterhead of Federal Express]

                                                               [Delivery Date]

To the Addressees Listed on Schedule A Attached

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         I am the Senior Vice President and General Counsel of Federal Express Corporation, a Delaware corporation ("Federal"), and am familiar with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of ________________ (the "Participation Agreement"), among Federal, as Lessee and Initial Owner Participant, ____________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(i) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of a portion of the Owner Trustee's payment of the Purchase Price of one Airbus A300F4-605R aircraft (the "Aircraft"), using the proceeds from the public offering of the Pass Through Certificates. Three Classes of Pass Through Certificates were issued by three Pass Through Trusts formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that were issued under the Indenture, as supplemented by the related Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, I have examined, or caused to be examined by attorneys under my supervision, executed counterparts of the Operative Agreements, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents and other instruments as in our judgment are relevant to rendering the opinions expressed below. As to any facts material to the opinions expressed below (other than any thereof relating to Federal), we have relied upon the representations and warranties made in the Transaction Agreements, the accuracy of which we have not independently investigated or verified. In such examination, we have assumed the genuineness of all signatures (other than the signatures of Federal) and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have also assumed that each of the parties to each of the Transaction Agreements, other than Federal, has full power, authority and legal right to enter into such Transaction Agreements and that each such Transaction Agreement has been duly authorized, executed and delivered by each of such parties.

         Based on the foregoing, it is my opinion that:

         1. Federal is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of the Transportation Code, and has or had, on the date of execution thereof, the corporate power and authority to carry on its business as currently conducted and to enter into and perform its obligations under the Transaction Agreements to which it is a party. Federal is duly qualified to do business and is in good standing in the State of Tennessee and each other state of the United States in which its operations or the nature of its business requires Federal to so qualify, except where the failure to so qualify would not have a material adverse impact on Federal or its business.

         2. Federal possesses all necessary certificates, franchises, licenses, permits, rights and concessions and consents which are material to the operation of the routes flown by it and the conduct of its business and operations as currently conducted, and each such certificate, franchise, license, permit, right and concession and consent is in full force and effect.

         3. Each of the Transaction Agreements to which Federal is a party has or had, on the date of execution thereof, been duly authorized, executed and delivered by Federal and each constitutes the legal, valid and binding obligation of Federal enforceable against Federal in accordance with its terms.

         4. Neither the execution and delivery by Federal of the Transaction Agreements to which Federal is a party, nor the consummation of any of the transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did at the time of execution and delivery, or does presently (a) require any stockholder approval or violate the certificate of incorporation or by-laws of Federal or (b) conflict with or contravene the provisions of, or constitute a default under, or result in the creation of any Lien (other than Liens permitted under Section 6.01(a) of the Lease) upon the property of Federal under any law, governmental rule or regulation, or the charter or bylaws of Federal or any order, writ, injunction or decree of any court or governmental authority against Federal or by which any of its properties may be bound or any indenture, mortgage, contract or other agreement known to me to which Federal is a party or by which it may be bound or, require the approval or consent of any trustee or the holders of any indebtedness or obligations of Federal.

         5. Neither the execution and delivery by Federal of the Transaction Agreements to which it is a party, nor the consummation of any transactions by Federal contemplated thereby, nor the performance of the obligations thereunder by Federal, did or does, as the case may be, (a) require the consent or approval of, the giving of notice to, or (except as described or contemplated in the Participation Agreement and the Lease, all of which were or are required to be performed on or prior to the Delivery Date and which were or shall have been accomplished on or prior to the Delivery Date) the registration with, or the taking of any other action in respect of, the Aeronautics Authority, the Securities and Exchange Commission or any other authority or agency of the federal government or of the State of Tennessee other than (i) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act, (ii) compliance with the securities laws of each applicable state and (iii) the filings and recordings referred to in paragraph 7 below, or (b) contravene any judgment or order applicable to or binding on Federal or any law or governmental rule or regulation of the United States or of the State of Tennessee.

         6. There is no pending or, to my knowledge, threatened action or proceeding before any court or administrative agency which individually (or in the aggregate in the case of any group of related lawsuits) (i) is expected to have a material adverse effect on (A) the financial condition of Federal except for the matters described (a) under "Legal Proceedings" in Federal's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (as updated by Note 7 to the financial statements included in Federal's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998), and (b) in Federal's Current Report on Form 8-K dated June 11, 1997, as to all of which I can express no opinion at this time concerning Federal's liability (if any) or the effect of any adverse determination upon the business, condition (financial or otherwise) or operations of Federal, or (B) the ability of Federal to perform its obligations under the Transaction Agreements, or (ii) involves the Aircraft.

         7. Except for the registration in the Owner Trustee's name of the Aircraft pursuant to the Transportation Code, and except for the filing and, where appropriate, recording, pursuant to the Transportation Code of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and
(D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), no further action, including any filing or recording of any document is necessary or advisable in order to establish and perfect the Owner Trustee's title to and interest in the Aircraft as against Federal and any third parties, or to perfect the first mortgage lien on the Aircraft in favor of the Indenture Trustee in each case with respect to such portion of the Aircraft as is covered by the recording system established by the Transportation Code.

         8. Federal is a duly certificated "air carrier" within the meaning of the Transportation Code, and a holder of a certificate under Sections 41102(a) and 41103 of the Transportation Code, and an "air carrier operating certificate" issued under Chapter 447 of the Transportation Code for aircraft capable of carrying ten (10) or more individuals or 6,000 pounds or more of cargo, and each such certificate is in full force and effect.

         9. On the date hereof the Owner Trustee received good and valid title to the Aircraft free and clear of all liens on file with the FAA, except for Liens permitted under Section 6.01(a) of the Lease.

         10. Federal's principal place of business and chief executive office (as such term is defined in the Uniform Commercial Code in effect in the State of Tennessee) are located at 2005 Corporate Avenue, Memphis, Shelby County, Tennessee.

         11. Federal is not, and is not directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         The opinions expressed in paragraph 3 above as to the enforceability of the Transaction Agreements to which Federal is a party are based upon the assumption for purposes of such opinions and without independent analysis that, notwithstanding the respective choice of laws clauses in the Transaction Agreements, the governing law with respect to each of the Transaction Agreements is identical in all relevant respects to the law of the State of Tennessee. Insofar as the foregoing opinion relates to the enforceability of any instrument, such enforceability is subject to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally (whether such enforceability is considered in a proceeding in equity or at law). The enforceability of the remedies provided under the Lease may also be limited by applicable laws which may affect the remedies provided therein but which do not in my opinion affect the validity of the Lease or make such remedies inadequate for the practical realization of the benefits intended to be provided thereby.

         I do not express any opinion as to matters governed by any law other than the Federal laws of the United States of America, the corporation law of the State of Delaware and the laws of the State of Tennessee.

         As to the matters referred to in paragraphs 5, 7 and 9, I have relied on the opinion of Daugherty, Fowler & Peregrin of even date herewith, to the extent such matters are addressed in such counsel's opinion and subject to the assumptions and qualifications expressed therein.

         This opinion is delivered to you solely for your use in connection with the transaction described herein, and may not be used for any other purpose, and may not be relied upon by any other person, without my prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                            EXHIBIT A(1)(b)(i)


                     [Letterhead of Davis Polk & Wardwell]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.01(j)(iv) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus A300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates will be issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity that will be issued under the Indenture.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Certificate Closing Date Documents"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. Assuming (i) the due authorization, execution and delivery of the Certificate Closing Date Documents by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Certificate Closing Date Documents, (iii) that the execution, delivery and performance by each of the Certificate Closing Date Documents by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates to be issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates to be issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Certificate Closing Date Document is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Certificate Closing Date Document in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture
Estate that it purports to create, except that no opinion is given with respect to perfection of such security interest on the date hereof; (C) the Certificates, when issued to and acquired by the Pass Through Trustee, will be legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and will be entitled to the benefits of the Indenture, including the benefit of the security interest created thereby, except that no opinion is given with respect to perfection of such security interest on the date hereof;
(D) the Pass Through Certificates, when issued to and acquired by the Underwriters in accordance with the Underwriting Agreement, will be legal, valid and binding obligations of the Pass Through Trustee enforceable against the Pass Through Trustee in accordance with their terms and will be entitled to the benefits of the Pass Through Agreement and the Series Supplement relating thereto; and (E) the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders.

         2. (a) Each of the Certificate Closing Date Documents to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express. Each of the Operative Agreements to which Federal Express is to be a party and which are to be delivered on the Delivery Date has been authorized by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Certificate Closing Date Documents to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 2(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Certificate Closing Date Documents.

         3. The execution, delivery and performance of the Certificate Closing Date Documents (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 3 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Certificate Closing Date Documents. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said Section 131.3.

         4. It is not necessary, in connection with the creation of the beneficial interest of the Initial Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinion of Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware.

         (c) The opinion contained in paragraph 1(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,


                                   SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                                                           EXHIBIT A(1)(b)(ii)


                     [Letterhead of Davis Polk & Wardwell]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel for Federal Express Corporation, a Delaware corporation ("Federal Express"), in connection with the transactions contemplated by the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of ___________ (the "Participation Agreement"), among Federal Express, as Lessee and Initial Owner Participant, _________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, relating to the Aircraft. This opinion is being delivered pursuant to Section 4.02(d)(ii) of the Participation Agreement. Capitalized terms not otherwise defined herein have the meanings assigned thereto in the Participation Agreement.

         The Participation Agreement provides, among other things, for the financing on the Delivery Date of the Owner Trustee's payment of a portion of the Purchase Price of one Airbus 300F4-605R Aircraft (the "Aircraft") using the proceeds from the public offering of the Pass Through Certificates. On the Certificate Closing Date, three Classes of Pass Through Certificates were issued by separate Pass Through Trusts, each formed to acquire, among other securities, the Certificates bearing a particular interest rate and having a particular Maturity issued under the Indenture. The Aircraft is to be leased to Federal Express by the Owner Trustee pursuant to the Lease and subjected to the Lien of the Indenture, and is to be delivered by the Owner Trustee to the Lessee on this date, and in connection with the delivery of the Aircraft, the Owner Trustee and Federal Express will execute and deliver the Lease Supplement, and the Owner Trustee will execute and deliver the Indenture and Security Agreement Supplement.

         In connection with the opinions expressed below, we have examined executed counterparts of the Operative Agreements, the Pass Through Certificates, the Pass Through Agreement and each Series Supplement (the "Transaction Agreements"). We have also examined originals, or copies certified to our satisfaction, of such other agreements, documents, certificates and statements of governmental officials and corporate officers as we have deemed necessary or advisable as a basis for such opinions. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

         As to any facts material to our opinions expressed below, we have, with your consent, relied on the representations and warranties made in or pursuant to the Participation Agreement and the other documents referred to therein, the accuracy of which we have not independently verified. In addition, we have, when relevant facts were not independently established by us, relied, to the extent we deemed such reliance proper, upon certificates of public officials and certificates, telegrams and other written or telephoned statements of officers of the parties referred to herein.

         Based on the foregoing, it is our opinion that:

         1. With respect to that portion, if any, of the Aircraft and the other property included in the Lessor's Estate as may not be covered by the recording system established by the FAA pursuant to Section 44107 of the Transportation Code, no filing or recording of any document or other action was or is necessary in order to establish the Owner Trustee's title thereto and interest therein as against Federal Express and any third parties.

         2. Subject to execution and delivery of the Lease Supplement and the Indenture and Security Agreement Supplement for the Aircraft and to the registration of the Aircraft with the FAA in the name of the Owner Trustee, the Lease, as supplemented, will create a valid leasehold interest in the Aircraft, the entitlement thereof to the benefits of recordation under the Transportation Code being subject to the due and timely filing and, where appropriate, recording of (A) AVSA's FAA Bill of Sale, (B) the Trust Agreement, (C) the Lease (with the Lease Supplement covering the Aircraft, the Indenture and the Indenture and Security Agreement Supplement covering the Aircraft attached as exhibits) and (D) the Indenture (with the Indenture and Security Agreement Supplement covering the Aircraft attached as an exhibit), pursuant to the Transportation Code, and assuming that at the time of such filing no other documents relating to the Aircraft have been filed pursuant to the Transportation Code.

         3. Assuming (i) the due authorization, execution and delivery of the Transaction Agreements by each of the parties to each such document (other than Federal Express), (ii) each such party has full power and legal right to enter into and perform its respective obligations under the Transaction Agreements, (iii) that the execution, delivery and performance by each of the Transaction Agreements by each of the parties thereto will not violate the respective parties' constituent documents, (iv) the due authorization, execution, issuance and delivery by the Owner Trustee, and the due authentication by the Indenture Trustee, of the Certificates issued under the Indenture in accordance with the terms of the Indenture, (v) the due authorization, execution, issuance, delivery and authentication by the Pass Through Trustee of the Pass Through Certificates issued under the Pass Through Agreement and the Series Supplement relating to such Pass Through Certificates, in each case in accordance with the terms of the Pass Through Agreement and such Series Supplement, and (vi) that the form of each Transaction Agreement is in compliance with all applicable laws and governmental rules and regulations (other than the laws of the United States and the State of New York), then: (A) to the extent governed by New York law, each Transaction Agreement in form constitutes a legal, valid and binding agreement of each party thereto enforceable against each such party in accordance with its terms; (B) the Indenture creates, for the benefit of the Holders, the security interest in the Trust Indenture Estate that it purports to create; (C) the Certificates are legal, valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms and the terms of the Indenture and are entitled to the benefits of the Indenture, including the benefit of the security interest created thereby; and (D) the beneficial interest of the Owner Participant under the Trust Agreement in and to the properties which are part of the Trust Indenture Estate is subject, to the extent provided in the Indenture, as supplemented by the Indenture and Security Agreement Supplement, to the Lien of the Indenture in favor of the Holders. The opinions set forth in this paragraph 3 are subject to the due filing and, where appropriate, recording with the FAA of the documents referred to in paragraph 2 above.

         4. (a) Each of the Transaction Agreements to which Federal Express is a party has been duly authorized, executed and delivered by Federal Express.

         (b) The execution, delivery and performance by Federal Express of each of the Transaction Agreements to which Federal Express is a party do not, or did not on the date of execution thereof, violate, and fully comply, or did fully comply on the date of execution thereof, with, any laws and governmental rules and regulations of the State of New York that may be applicable to Federal Express. The opinion set forth in this paragraph 4(b) is rendered without regard to the taking of any action or the conduct of any other business by Federal Express in the State of New York other than the transactions contemplated by the Transaction Agreements.

         5. The execution, delivery and performance of the Transaction Agreements (other than the Certificates) by the Owner Trustee in its individual or trust capacity, as the case may be, and the issuance, execution, delivery and performance of the Certificates by the Owner Trustee in its trust capacity do not violate, and fully comply with, any laws and governmental rules and regulations of the State of New York that may be applicable to the Owner Trustee in its individual or trust capacity, as the case may be. The opinion set forth in this paragraph 5 is rendered without regard to the effect, if any, on such issuance (in the case of the Certificates), execution, delivery or performance, of the taking of any action, the conduct of any business or the exercise of any other powers by State Street Bank and Trust Company of Connecticut, National Association in its individual or trust capacity in the State of New York not related to the transactions contemplated by the Transaction Agreements. We have assumed that State Street Bank and Trust Company of Connecticut, National Association has made the filings necessary to comply with Section 131.3 of the Banking Law of the State of New York, however we express no opinion as to whether State Street Bank and Trust Company of Connecticut, National Association is required to comply with said
Section 131.3.

         6. All the properties which are part of the Trust Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture in and to the Aircraft and the Lease) have been pledged and mortgaged with the Indenture Trustee as part of the Trust Indenture Estate (subject to the due filing and, where appropriate, recording of those documents referred to in paragraph 2 above and the financing statement referred to in Section 4.02(f) of the Participation Agreement), and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the Lien of the Indenture in favor of the Holders of the Certificates issued and to be issued under the Indenture.

         7. The Indenture and Security Agreement Supplement, pursuant to the Granting Clause of the Indenture, creates, as security for the Certificates duly issued and to be issued under the Indenture, the first priority security interest in the Aircraft it purports to create, the perfection and rank thereof being subject to the registration with the FAA of the Aircraft in the name of the Owner Trustee and the due filing and, where appropriate, recording in accordance with the Transportation Code of the documents referred to in paragraph 2 above. We express no opinion with respect to the status of any security interest in any portion of the Aircraft which does not constitute an "aircraft" or "aircraft engine", as defined in paragraphs (6) and (7) of
Section 40102(a) of the Transportation Code.

         8. Except for (i) the filings and recordings referred to in paragraph 2 above, (ii) the registration of the issuance and sale of the Pass Through Certificates under the Securities Act and (iii) compliance with the securities laws of each applicable state, neither the execution and delivery by Federal Express of the Participation Agreement or any other Operative Agreement to which it is a party, nor the consummation of any of the transactions by Federal Express contemplated thereby, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of, the Department of Transportation, the FAA, the Securities and Exchange Commission or any other Federal or New York State governmental authority.

         9. It is not necessary, in connection with the creation of the beneficial interest of the Owner Participant in the Trust Indenture Estate under the circumstances contemplated by the Participation Agreement to register such beneficial interest under the Securities Act of 1933, as amended, or to qualify the Trust Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

         10. The Indenture Trustee on behalf of the holders of the Certificates will be entitled to the benefits of Section 1110 of the United States Bankruptcy Code with respect to the Aircraft in the event of a case under Chapter 11 of the United States Bankruptcy Code in which Federal Express is a debtor. We note that a recent decision by the United States District Court for the District of Colorado in connection with the Western Pacific Airlines, Inc. bankruptcy suggests that the protections of Section 1110 become unavailable to the lessor or security interest holder once the bankruptcy trustee or debtor-in-possession, within the 60 day period following the date of commencement of the reorganization proceedings, agrees to perform the debtor's obligations that become due on or after such date and cures outstanding defaults, with the result, among others, that the ability of a lessor or security interest holder to exercise remedies based on a subsequent default would be subject to the automatic stay. We believe that this holding is erroneous because it is inconsistent with the overriding purpose of Section 1110 to protect lessors of, and creditors secured by, qualifying aircraft against being stayed from exercising their rights while defaults under their leases or financing agreements remain uncured.

         The foregoing opinions are subject to the following qualifications:

         (a) We have relied, with your consent, without independent investigation and verification and subject to the assumptions and qualifications contained therein, upon the opinions of Daugherty, Fowler & Peregrin and Karen M. Clayborne, Senior Vice President and General Counsel of Federal Express to be delivered to you and dated the date hereof, for purposes of the matters covered thereby.

         (b) We are qualified to practice law in the State of New York, and we do not purport to be experts on, or to express any opinion herein concerning, any laws other than the laws of the State of New York, the laws of the United States and the General Corporation Law of the State of Delaware. We express no opinion as to any matters involving aviation law.

         (c) The opinion contained in paragraph 3(A) above as to enforceability is subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity which may affect the remedies provided in the agreements referred to in said opinions, which laws and principles, however, do not in our opinion make the remedies provided in said agreements inadequate for the practical realization of the benefits of the security intended to be provided thereby.

         (d) This opinion is rendered solely to you at Federal Express's request in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other Person without our prior written consent.


                                             Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(2)


                    [Letterhead of Ray, Quinney & Nebeker]

                                                    [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N682FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(ii) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Participation Agreement;

         (b)   The Indenture;

         (c)   The Collateral Account Control Agreement; and

         (d)   The Certificates.

(each of the documents identified in paragraphs (a) through (d) above are collectively referred to as the "Indenture Trustee Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Indenture Trustee Documents.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers, and each of First Security and the Indenture Trustee, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Indenture Trustee Documents to which it is or is to be a party and to authenticate the Certificates delivered on the Certificate Closing Date.

         2. Each of First Security and the Indenture Trustee, as the case may be, has duly authorized, executed and delivered each Indenture Trustee Document to which it is a party; each such document constitutes a legal, valid and binding obligation of the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, of First Security) enforceable against the Indenture Trustee (and, to the extent set forth in the respective Indenture Trustee Document, against First Security) in accordance with its terms.

         3. The Certificates issued and dated the Certificate Closing Date have been duly authenticated and delivered by the Indenture Trustee pursuant to the terms of the Indenture.

         4. Neither the authorization, execution and delivery by the Indenture Trustee or First Security, as the case may be, of the Indenture Trustee Documents, nor the authentication and delivery by the Indenture Trustee of the Certificates nor the fulfillment or compliance by the Indenture Trustee or First Security with the respective terms and provisions thereof nor the consummation of any of the transactions by the Indenture Trustee or First Security, as the case may be, contemplated thereby, requires the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any court or administrative or governmental authority or agency of the State of Utah or the United States of America governing the banking or trust powers of First Security.

         5. The execution, delivery and performance by the Indenture Trustee or First Security, as the case may be, of each of the Indenture Trustee Documents and the authentication and delivery of the Certificates by the Indenture Trustee are not in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         6. There are no fees, taxes or other governmental charges payable by the Owner Trustee, the Indenture Trustee (except taxes imposed on fees payable to First Security) or the Certificate Holders to the State of Utah or any political subdivision thereof in connection with the execution, delivery or performance of any of the Operative Agreements or in connection with the issuance and acquisition of the Certificates by the Certificate Holders or the beneficial interests of the Certificate Holders in the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. Neither the Indenture Trustee nor the trust created under the Indenture will be subject to any fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by, directly or indirectly, the gross receipts, net income or value of the Trust Indenture Estate solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. There is no fee, tax or other governmental charge (except for taxes imposed on fees payable to First Security) under the laws of the State of Utah or any political subdivision thereof in existence on the date hereof, on, based on or measured by any payments under the Certificates by reason of the creation of the trust under the Indenture solely because First Security (a) has its principal place of business in the State of Utah, (b) performs (in its individual capacity or as Indenture Trustee) any or all of its duties under the Indenture Trustee Documents in the State of Utah, and (c) engages in any activities unrelated to the transactions contemplated by the Indenture Trustee Documents in the State of Utah. We express no opinion as to whether or not any fees, taxes or other charges are now or hereafter may be payable by the Initial Owner Participant to the State of Utah or any political subdivision thereof in connection with (a) the execution, delivery or performance by any of the Indenture, the Participation Agreement or any of the other Operative Agreements and (b) the making by the Owner Participant of its investment in the Aircraft.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First
   Security or the Indenture Trustee, as the case may be, or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security or the Indenture Trustee, as the case may be, to perform its obligations under any of the Indenture Trustee Documents, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First
   Security or the Indenture Trustee, as the case may be, in connection with the transactions contemplated by any of the Indenture Trustee Documents.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Indenture Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Indenture Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Indenture Trustee, of the Indenture Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Indenture Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.



                                             Very truly yours,



                                   SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                            EXHIBIT A(3)(a)(i)


                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998 between State Street and Federal Express Corporation, as Initial Owner Participant ("Initial Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998 (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee"); the Initial Owner Participant; the Owner Trustee; and First Security Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent. Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.01(j)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Initial Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Initial Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 13 and 14 below, the enforceability of any obligation of State Street, the Owner Trustee and the Initial Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         We have made no examination of, and no opinion is given herein as to the Owner Trustee's or Initial Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 13 and 14 below, we have assumed that the Initial Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Initial Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. State Street has duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         3. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         4. Assuming the due authorization, execution and delivery of the Trust Agreement by the Initial Owner Participant and that the Initial Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Initial Owner Participant, enforceable against the Initial Owner Participant in accordance with the terms thereof.

         5. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         6. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Initial Owner Participant as provided therein and creates for the benefit of the Initial Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         7. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         8. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         10. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Initial Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Initial Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         11. To our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         12. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Initial Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         13. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Initial Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         14. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Initial Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                       Very truly yours,


                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau



                       [Letterhead of Bingham Dana LLP]

                                                    [Certificate Closing Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special Connecticut counsel to the Owner Trustee in connection with the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998 (the "Indenture") between First Security Bank, National Association (the "Indenture Trustee"), and State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee (the "Owner Trustee"), and the Collateral Account Control Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998 (the "Control Agreement"), among the Owner Trustee, the Indenture Trustee and State Street Bank and Trust Company, as Custodian (the "Custodian").

         We are issuing this opinion solely in our capacity as counsel to the Owner Trustee under the circumstances set forth in this paragraph and solely as to the matters set forth herein. Pursuant to the Indenture, the Owner Trustee purports to grant to the Indenture Trustee a security interest, inter alia, in those securities and instruments, presently owned or hereafter acquired by the Owner Trustee, that are from time to time credited to an account numbered ______ (the "Collateral Account") established by the Owner Trustee with the Custodian and which securities and instruments the Owner Trustee has directed the Custodian to identify on the books and records of the Custodian as being subject to a security interest in favor of the Indenture Trustee to secure the payment to the Indenture Trustee of the Owner Trustee's obligations (the "Obligations") under the Indenture. Those securities and instruments which the Owner Trustee has directed the Custodian to so identify on the books of the Custodian as being subject to such security interest, and which, at the time of reference thereto, have been so identified and have not been substituted by other property or otherwise withdrawn from such identification or the Collateral Account, are hereinafter referred to, collectively, as the "Liquid Collateral." We have assumed with your permission for purposes of this opinion that the Liquid Collateral consists solely of assets constituting (a) a "security" or "security entitlement," as each such term is defined in Section 8-102 of the Uniform Commercial Code as currently in effect in the State of Connecticut (the "Connecticut UCC"), (b) a "securities account" (as such term is defined in Section 8-501 of the Connecticut UCC), (c) a "financial asset," (as such term is defined in Section 8-102 of the Connecticut UCC), held in a securities account and (d) "general intangibles" (as such term is defined in Section 9-106 of the Connecticut
UCC).

         For purposes of this opinion, we have examined the Indenture, the Control Agreement and such other documents and instruments as are referred to as having been examined by us for purposes of our opinion letter dated the date hereof, addressed to the parties listed on Schedule A hereto.

         As to all matters of fact, we have examined and have relied entirely upon the representations and warranties contained in and made pursuant to the Indenture and the Control Agreement, without any independent investigation of any kind.

         We have assumed the genuineness of all signatures (other than those on behalf of the Owner Trustee and the Custodian), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document
(other than on behalf of the Owner Trustee and the Custodian).

         For purposes of this opinion, we have made such examination of law as we have deemed necessary. This opinion is limited solely to the internal substantive laws of the State of Connecticut as applied by courts located in the State of Connecticut and, where applicable, the federal laws of the United States of America, in each case without regard to choice of law. No opinion is given as to the choice of law which any tribunal may apply to the transactions referred to herein.

         Our opinion is further subject to the following exceptions, qualifications and assumptions, all of which we understand to be acceptable to you:

         (a) We have assumed without any independent investigation that each party to the transactions contemplated by the Indenture or the Control Agreement at all times relevant thereto (other than the Owner Trustee) was duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated or organized, and had and has the full power, authority and legal right under its certificate of incorporation, articles of organization and other governing documents, corporate or other enterprise legislation and applicable laws, as the case may be, to execute and deliver and perform its obligations under all documents executed by it in connection with those transactions.

         (b) We have assumed without any independent investigation (i) the due authorization, execution and delivery of each of the Indenture and the Control Agreement by the Indenture Trustee, (ii) that the execution, delivery and performance by the Indenture Trustee of each of the Indenture and the Control Agreement does not and will not conflict with, or result in a breach of, the terms, conditions or provisions of, or result in a violation of, or constitute a default or require any consent (other than such consents as have been duly obtained) under, any organizational document, any order, judgment, arbitration award or stipulation, or any agreement, to which the Indenture Trustee is a party or is subject or by which any of the properties or assets of the Indenture Trustee is bound,
   (iii) that the Owner Trustee has received "value," as defined under the Connecticut UCC, for the incurrence of the Obligations, (iv) that, whenever the Custodian receives instructions from the Owner Trustee for the Custodian to note on its books and records that any securities or instruments credited to the Collateral Account are to be subject to a security interest in favor of the Indenture Trustee to secure the payment of the Obligations, such instructions will have been duly authorized by or on behalf of the Owner Trustee and (v) that, when the Indenture Trustee is to act in connection with any of the transactions contemplated by the Indenture, it is acting in its capacity as Indenture Trustee.

         (c) We have made no examination of, and no opinion is given herein as to, the Owner Trustee's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, the Liquid Collateral, other than the security interest in favor of the Indenture Trustee as contemplated by the Indenture and the Control Agreement, and have assumed that the Owner Trustee has, or at the time of any purported attachment of the security interest in the relevant Liquid Collateral will have, rights in the Liquid Collateral.

         (d) We point out that, pursuant to Part 357 of Title 31 of the United States Code of Federal Regulations ("CFR"), with respect to United States "book-entry Treasury securities" maintained by a Federal Reserve Bank and, pursuant to other relevant sections of the CFR, with respect to various other securities issued or guaranteed by the federal government of the United States or an agency thereof or a corporation sponsored thereby and maintained by a Federal Reserve Bank, the perfection of security interests granted by commercial, non-governmental parties in book-entry Treasury securities, or such other federal securities, as the case may be, held in a securities account of a participant financial institution, such as the Custodian, maintaining such account with such Federal Reserve Bank, will be governed by the law of the jurisdiction determined in accordance with Section 357.11 of Title 31 of the CFR. If that jurisdiction has not adopted Revised Article 8, then such jurisdiction will be deemed to have adopted Revised Article 8 for purposes of determining the law governing such perfection. We confirm that Revised Article 8 has been enacted by Connecticut as part of the Connecticut UCC and that Revised Article 8 is currently in effect in Connecticut.

         (e) We have also assumed that (i) any securities comprised in the Liquid Collateral and held by Depository Trust Company or another clearing corporation will be held by Depository Trust Company or such other clearing corporation for the direct account of the Custodian and not for the account of the Custodian through any other securities intermediary, and (ii) any securities comprised in the Liquid Collateral consisting of "book-entry Treasury securities" or other uncertificated federal securities will be credited to a direct account of the Custodian with a Reserve Bank (as such term is defined in the relevant section of the CFR) and not for the account of the Custodian through a securities intermediary.

         (f) We do not express any opinion as to the attachment or perfection of any security interest in (i) any securities that are maintained with, or held on the system of, Cedel S.A., or any like maintenance, clearing or settlement system operating outside of the United States of America, (ii) the Collateral Account, to the extent that the Collateral Account constitutes an asset, other than general intangibles, separate from the property credited thereto, (iii) any Liquid Collateral which, at the time of reference thereto, is no longer identified as subject to a security interest in favor of the Indenture Trustee or has otherwise been withdrawn from the Collateral Account, or (iv) any identifiable proceeds of any Liquid Collateral following the lapse of the ten day period set forth in Section 9-306(3) of the Connecticut UCC, to the extent that such proceeds do not constitute securities, security entitlements, financial assets or general intangibles in which a security interest is perfected in the manner contemplated by this opinion, as if such proceeds were original Liquid Collateral.

         (g) We express no opinion as to the priority of such security interest over any other or competing interest in or claims against such Liquid Collateral.

         (h) We have assumed that (i) the Custodian, in the ordinary course of business, accepts for deposit securities as a service for its customers, maintains securities accounts in the names of such customers reflecting ownership of or interests in such securities, and, in regard to the transactions contemplated by the Indenture, is acting in such capacity,
   (ii) all securities or other financial assets from time to time credited to the Collateral Account and to be comprised in the Liquid Collateral will have been credited to the Collateral Account in such a way as to create security entitlements in favor of the Owner Trustee, (iii) the records of the Custodian indicate and will, at the time of reference thereto, indicate that the aggregate amount of each security or other financial assets comprised in the Liquid Collateral, together with all other such securities or other financial assets carried by the Custodian for its customers and for its proprietary account, is at least equal to the aggregate amount of such security or other financial assets carried by it for its customers and for its proprietary account, (iv) the books and records of the Custodian indicate and will, at the time of reference thereto, indicate that the securities or other financial assets to be comprised in the Liquid Collateral are registered on the books and records of the Custodian as being for the beneficial account of the Owner Trustee, subject to, as identified on such books and records, the security interest therein in favor of the Indenture Trustee, and (v) the assumptions contained in this paragraph are in accordance with laws and regulations currently in effect as applicable to the Custodian.

         (j) In so far as our opinion relates to the enforceability of any obligations of the Owner Trustee, the enforcement of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium, marshalling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to (i) the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Owner Trustee under the Indenture or interests purported to be granted pursuant to the Indenture, (ii) the enforceability of any particular provision of the Indenture relating to remedies after default or as to the availability of any specific or equitable relief of any kind (and we point out that the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity, and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner), (iii) the enforceability of any particular provision of the Indenture relating to (A) waivers of defenses, of rights to trial by jury, or rights to object to jurisdiction or venue and other rights or benefits bestowed by operation of law, (B) the effect of suretyship defenses, or defenses in the nature thereof, with respect to obligations of any applicable guarantor, joint obligator or surety, (C) waivers of provisions which are not capable of waiver under Sections 1-102(3) and 9-501(3) of the Connecticut UCC, (D) the grant of powers of attorney to the Indenture Trustee, (E) exculpation clauses, indemnity clauses and clauses relating to releases or waivers of unmatured claims or rights, (F) interest or other charges that may be usurious under applicable law, or (G) the collection of interest on overdue interest or providing for a penalty rate of interest or late charges on overdue or defaulted obligations, or (iv) as to the availability of any specific or equitable relief of any kind. However, notwithstanding the qualification set forth in the foregoing clause (ii), and excluding the parenthetical in that clause, subject to the other exceptions, qualifications and limitations set forth in this opinion (including the parenthetical in clause (ii)) and subject to the fact that there may be economic consequences arising out of any procedural or other delay on account of the limitation or unenforceability of any particular provision of the Indenture relating to remedies after default, such limitation or unenforceability does not, in our judgment, render the provisions of the Indenture and the Control Agreement relating to remedies after default, taken as a whole, inadequate for the practical realization of the benefits of enforcement of a security interest in the Liquid Collateral following the receipt by the Custodian of an enforcement notice properly given under the Indenture and the Control Agreement by the Indenture Trustee to the Custodian with respect to such Liquid Collateral.

         (k) With respect to property as to which the security interest purported to be granted pursuant to the Indenture attaches after the date hereof, we call to your attention that Section 552 of the Bankruptcy Code limits the extent to which assets acquired by a debtor after the commencement of a case under the United States Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case. We further call to your attention that under Section 547 of the Bankruptcy Code, a security interest that attaches within the relevant period set forth in Section 547(b)(4) of the Bankruptcy Code may be avoidable under certain circumstances.

         Based upon and subject to the foregoing, we are of the opinion that:

         1. The Indenture Trustee has, under the terms of the Connecticut UCC and, in the case of book-entry Treasury securities, under the CFR, a perfected security interest in the Liquid Collateral that constitutes a "security," "security entitlement" or "financial asset" (as each such term is defined in the Connecticut UCC), and in the identifiable proceeds thereof to secure the payment of the Obligations.

         2. The Indenture creates, under the terms of the Connecticut UCC, a valid security interest in such of the Liquid Collateral that constitutes "general intangibles" (as such term is defined in Section 9-106 of the Connecticut UCC) and in the identifiable proceeds thereof to secure the payment of the Obligations. Upon the filing of a financing statement on form UCC-1 pursuant to the Connecticut UCC with the Secretary of State of the State of Connecticut naming the Owner Trustee as Debtor and the Indenture Trustee as Secured Party and accurately describing the Liquid Collateral and the Collateral Account, which filing has been duly effected, such security interest will be perfected (to the extent that the perfection of a security interest in the Liquid Collateral can be accomplished by the filing in Connecticut of financing statements under the Connecticut UCC).

   We point out that:

       (a) The effectiveness of a financing statement will lapse (i) on the expiration of a five-year period from their dates of filing, or (if later) five years from the last date as to which such financing statements were effective following the proper filing of continuation statements with respect thereto, unless continuation statements are filed within six months prior to the expiration of the applicable five-year period, (ii) with respect to general intangibles in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, for a period of more than four months after the debtor has changed its location from that jurisdiction to a new jurisdiction unless such security is perfected in the new jurisdiction within the earlier to occur of the end of such four month period or the date on which such financing statement would have otherwise lapsed, and
   (iii) with respect to "investment property," under and as defined in Revised Article 8, in which a security interest has been perfected by the filing of a financing statement in the jurisdiction of the location of the debtor, from the time that the debtor changes its location from that jurisdiction to a new jurisdiction unless such security interest is perfected in the new jurisdiction on or before the time of such change of location.

         (b) If any debtor changes its name, identity or corporate structure such that any financing statement becomes misleading, such financing statement will be ineffective to perfect a security interest in any collateral acquired by such debtor more than four months after such change.

         We assume no obligation to update this opinion as a result of any change in any fact, circumstance or statute or other rule of law occurring after the date hereof.

         This opinion is delivered to you solely in connection with the transactions referred to herein and for your sole use and no other person or entity may rely on this opinion without our express written consent.


                                 Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                           EXHIBIT A(3)(a)(ii)


                       [Letterhead of Bingham Dana LLP]

                                                               [Delivery Date]

To Each of the Parties Listed on Schedule A Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as counsel to State Street Bank and Trust Company of Connecticut, National Association, a national banking association in its individual capacity ("State Street") and its capacity as Owner Trustee (the "Owner Trustee") under the Trust Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, as amended and restated as of ______________ between State Street and ___________________, as Owner
Participant ("Owner Participant") (the "Trust Agreement") in connection with the transactions contemplated by that certain Participation Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee (the "Lessee") and the Initial Owner Participant; the Owner Participant; the Owner Trustee; and First Security
Bank, National Association, in its individual capacity and as Indenture Trustee (the "Indenture Trustee"), Pass Through Trustee and Subordination Agent.
Except as otherwise defined herein, all capitalized terms used herein shall have the respective meanings set forth in, or by reference to, the Participation Agreement.

         The Owner Trustee has requested that we deliver this opinion to you in accordance with Section 4.02(d)(iii) of the Participation Agreement.

         Our representation of State Street has been as special counsel for the purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied entirely upon (i) the representations of the parties set forth in the Operative Agreements and (ii) the certificates delivered to us by the management of State Street and have assumed, without independent inquiry, the accuracy of those representations and certificates.

         We have examined each of the Operative Agreements to which State Street or the Owner Trustee, as applicable, is a party (the "Owner Trustee Documents"), the Certificate of the Comptroller of the Currency relating to State Street and originals, or copies certified or otherwise identified to our satisfaction, of such other corporate records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

         We have assumed the genuineness of all signatures (other than those on behalf of State Street and the Owner Trustee), the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than on behalf of State Street and the Owner Trustee).

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyer in the firm that signed this opinion, the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates or in the preparation of this opinion and the partner of the firm responsible for State Street corporate trust matters, and without any special or additional investigation undertaken for the purposes of this opinion.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against State Street, the Owner Trustee or the Owner Participant, as applicable, is subject to the following general qualifications:

               (i) as to any agreement to which State Street or the Owner Trustee, as applicable, is a party, we assume that such agreement is the legal, valid and binding obligation of each other party thereto (except, with respect to the Trust Agreement, the Owner Participant);

               (ii) except as otherwise set forth in our opinions in paragraphs 14 and 15 below, the enforceability of any obligation of State Street, the Owner Trustee and the Owner Participant, may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other similar laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights);

               (iii) no opinion is given herein as to the enforceability of any particular provision of any of the Owner Trustee Documents relating to remedies after default or as to the availability of any specific or equitable relief of any kind. However, we are of the opinion that, subject to the other limitations and qualifications contained in this opinion, the remedies provided in the Owner Trustee Documents, taken as a whole, are adequate for the realization of the principal benefits or security of said agreements (except for the economic consequences of procedural or other delay); and

               (iv) the enforcement of any rights and the availability of any specific or equitable relief of any kind may in all cases be subject to an implied duty of good faith and to general principles of equity (regardless of whether such enforceability or relief is considered in a proceeding at law or in equity) and, as to any of your rights to collateral security, will be subject to a duty to act in a commercially reasonable manner.

         Subject to the limitations set forth herein, we have made such examination of law as we have deemed necessary for the purposes of this opinion. The opinions expressed herein are limited solely to the internal substantive laws of the State of Connecticut and the Federal laws of the United States of America. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of any state or other jurisdiction. In addition, no opinion is expressed as to matters governed by the Transportation Code, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of or the nature of the Aircraft, Airframe or the Engines.

         Except as set forth in paragraph 12 below, which opinion is based solely upon our review of Uniform Commercial Code search reports conducted with the Secretary of the State of the State of Connecticut, we have made no examination of, and no opinion is given herein as to the Owner Trustee's or Owner Participant's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any of the Indenture Estate. Other than as expressed in paragraph 5 below, we express no opinion as to the creation, attachment, perfection or priority of any mortgage, security interest or lien in any of the Indenture Estate. Nor do we express any opinion as to the attachment or perfection of any security interest in any of the Trust Estate excluded from, or in which the attachment or perfection of a security interest is not governed by Article 9 of the Uniform Commercial Code of the State of Connecticut (the "UCC"). In addition, there exist certain limitations, resulting from the operation of Section 9-306 of the UCC, on the perfection of the security interests in proceeds created by the Operative Agreements.

         Article 9 of the UCC requires the filing of continuation statements within the period of six months prior to the expiration of five years from the date of original filing of UCC financing statements to maintain effectiveness of such financing statements and perfection of security interests. Further, additional financing statements may be required to be filed to maintain the perfection of a security interest if any grantor thereof changes its name or location or the location of collateral, or makes certain other changes, as provided in the UCC.

         With your permission and without investigation, with respect to paragraphs 2, 3 and 4 below in connection with our opinion relating to the legality, validity and binding effect of the documents there referred to, to the extent that the laws of the State of Connecticut do not govern such documents, we have assumed that the laws of the jurisdictions whose laws govern such documents are not materially different from the internal substantive laws of the State of Connecticut.

         In rendering our opinion in paragraphs 14 and 15 below, we have assumed that the Owner Participant acquired its interest in the Trust Estate for fair consideration and in good faith without any intention to hinder, defraud or delay the Owner Participant's creditors.

         This opinion is rendered solely for the benefit of those institutions listed on Schedule A hereto and their respective successors and assigns in connection with the transactions contemplated by the Operative Agreements and may not be used or relied upon by any other person or for any other purpose.

         Based upon the foregoing, we are of the opinion that:

         1. State Street is a national banking association duly organized, validly existing and in good standing with the Comptroller of the Currency under the laws of the United States of America, is a "citizen of the United States" within the meaning of Section 40102(a)(15) of Title 49 of the United States Code, as amended and has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform its obligations under the Trust Agreement and, as Owner Trustee under the Trust Agreement, to execute, deliver and perform its obligations under the other Owner Trustee Documents and to issue, execute, deliver and perform its obligations under the Certificates.

         2. The Owner Trustee has the power and authority to accept title to and delivery of the Aircraft, and a representative of the Owner Trustee has been duly authorized to accept title to and delivery of the Aircraft on behalf of the Owner Trustee.

         3. State Street has or had, on the date of execution thereof, duly authorized, executed, and delivered the Participation Agreement and the Trust Agreement and the Participation Agreement and the Trust Agreement constitute the legal, valid and binding obligation of State Street, enforceable against it in its individual capacity in accordance with the terms thereof.

         4. The Owner Trustee is duly authorized under the Trust Agreement to execute, deliver and perform each of the Owner Trustee Documents and each such Owner Trustee Document constitutes a legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms. The Certificates have been duly issued, executed and delivered by the Owner Trustee, pursuant to authorization contained in the Trust Agreement, and assuming due authentication thereof by the Indenture Trustee, constitutes the legal, valid and binding obligation of the Owner Trustee enforceable against the Owner Trustee in accordance with its terms and the terms of the Indenture; and the Certificates are entitled to the benefits and security afforded by the Indenture in accordance with its terms and the terms of the Indenture.

         5. Assuming the due authorization, execution and delivery of the Trust Agreement by the Owner Participant and that the Owner Participant has the requisite corporate power and authority to enter into and perform its obligations under the Trust Agreement, said Trust Agreement constitutes the legal, valid and binding obligation of the Owner Participant, enforceable against the Owner Participant in accordance with the terms thereof.

         6. To the extent that the UCC is applicable, except for the Indenture Trustee's taking possession of all monies and securities (including instruments) constituting part of the Trust Indenture Estate, no action, including the filing or recording of any document, is necessary (i) to create under the UCC the security interest in the Trust Indenture Estate (including the grant and assignment unto the Indenture Trustee of the security interest in all estate, right, title and interest of the Owner Trustee in, to and under the Lease and the Participation Agreement) which the Indenture by its terms purports to create in favor of the Indenture Trustee, and (ii) to perfect in the State of Connecticut such security interest, except for the filing of a UCC financing statement complying with the formal requisites of Section 9-402 of the UCC in the office of the Division of Corporations and Commercial Code of the State of Connecticut with respect to the security interest, which filing has been duly effected, and the filing of continuation statements with respect thereto required to be filed at periodic intervals under the UCC.

         7. The Trust Agreement duly creates a legal and valid trust under Connecticut law; the trust created by the Trust Agreement exists for the benefit of the Owner Participant as provided therein and creates for the benefit of the Owner Participant the interest in the Trust Estate which the Trust Agreement by its terms purports to create, subject however to the provisions of, and the Liens created by, the Indenture and the Lease.

         8. Neither the execution, delivery or performance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of the Certificates or the Owner Trustee Documents, the consummation by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated thereby nor the compliance by the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, with any of the terms and provisions thereof
   (i) requires any approval of its stockholders, any consent or approval of or the giving of notice to any trustees or holders of any indebtedness or obligations of it known to us, or (ii) violates its charter documents or by-laws, or contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any Lien (other than as permitted under the Operative Agreements) upon property under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case, known to us to which it is a party or by which it is bound or contravenes any Connecticut or United States applicable law governing the banking or trust powers of the Owner Trustee, or any judgment or order in each case, known to us applicable to or binding on it.

         9. To our knowledge, there are no proceedings or actions pending or threatened against or affecting the Owner Trustee, in its individual capacity or as Owner Trustee, before any governmental authority which, individually or in the aggregate, if adversely determined, would materially and adversely affect the ability of the Owner Trustee, in its individual capacity or as Owner Trustee, as the case may be, to enter into or to perform its obligations under the Owner Trustee Documents or the Certificates.

         10. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut or United States governmental authority regulating the banking or trust powers of the Owner Trustee, in its individual capacity, is required for the execution and delivery of, or the carrying out by, the Owner Trustee in its individual capacity or as Owner Trustee, as the case may be, of any of the transactions contemplated by the Owner Trustee Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

         11. There are no fees, taxes or other charges payable by the Owner Trustee, the Trust Estate or the trust created by the Trust Agreement imposed by the State of Connecticut or any political subdivision or taxing authority thereof in connection with the execution, delivery and performance by State Street, individually or as Owner Trustee, of the Owner Trust Documents (other than franchise or other taxes based on or measured by any fees or compensation received by State Street, acting as the Owner Trustee, for services rendered in connection with the transactions contemplated by the Operative Agreements) and, assuming that the trust created by the Trust Agreement will not be taxable as a corporation, but, rather, will be characterized as a grantor trust under subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, (i) such trust will not be subject to any fees, taxes or other charges imposed by the State of Connecticut or any political subdivision thereof based on income, receipts, value or otherwise, (ii) Holders that are not residents of or otherwise subject to tax in Connecticut will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof as a result of purchasing, holding (including receiving payments with respect to) or selling a Certificate and (iii) assuming the Owner Participant is not a Connecticut resident or otherwise subject to tax in Connecticut and further assuming that the assets of the trust created by the Trust Agreement are not deemed to be located in Connecticut, the Owner Participant will not be subject to any taxes imposed by the State of Connecticut or any political subdivision thereof solely as a result of being the beneficial owner of the trust created by the Trust Agreement.

         12. The Owner Trustee has received such title to the Aircraft as has been conveyed to it subject to the rights of the Owner Trustee and the Lessee under the Lease and the security interest created pursuant to the Indenture and the Lease; and to our knowledge, there exist no liens or encumbrances affecting the right, title and interest of the Owner Trustee in and to the Trust Estate resulting from claims against State Street not related to the ownership of the Trust Estate or any other transaction contemplated by the Operative Agreements.

         13. All the properties which are part of the Indenture Estate (including all right, title and interest of the Owner Trustee pledged and mortgaged by it pursuant to the Indenture) have been pledged and mortgaged with the Indenture Trustee as part of the Indenture Estate, and the beneficial interest of the Owner Participant under the Trust Agreement in and to such properties is subject, to the extent provided in the Indenture, to the liens of the Indenture in favor of the Holders from time to time of the Certificates.

         14. Neither a Connecticut court nor a Federal court applying federal law or Connecticut law, if properly presented with the issue and after having properly considered such issue, would permit the Owner Participant to terminate the Trust Agreement, except as otherwise provided therein, until the Lien of the Indenture on the Indenture Estate has been released and until payment in full of the principal of, and premium, if any, and interest on, the Certificates and all other sums due the Holders of the Certificates have been made.

         15. Under the laws of the State of Connecticut, as long as the Trust Agreement has not been terminated in accordance with its terms, creditors of any person that is an Owner Participant, holders of a lien against the assets of any such person and representatives of creditors of any such person, such as trustees, receivers or liquidators (whether or not any insolvency proceeding has been commenced) (collectively the "Creditors") may acquire legal, valid and enforceable claims and liens, as to the Trust Estate, only against the beneficial interest of such person in the Trust Estate, and do not have, and may not through the enforcement of such Creditors' rights acquire, any other legal, valid, and enforceable claim or lien against the Trust Estate.


                                 Very truly yours,


                                  SCHEDULE A

 Lessee and Initial Owner Participant
 ------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(4)


                    [Letterhead of Ray, Quinney & Nebeker]


                                             [Certificate Closing Date]

To the Persons Listed in Schedule A Attached Hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         We have acted as special counsel to First Security Bank, National Association, a national banking association ("First Security"), in connection with the Pass Through Trust Agreement dated as of May 1, 1997 (the "Pass Through Trust Agreement"), as supplemented by the Series Supplements dated the date hereof between Federal Express Corporation and First Security, not in its individual capacity, except as otherwise stated, but solely as Pass Through Trustee, designated as Series Supplement 1998-1-A, 1998-1-B and 1998-1-C, respectively (the "Series Supplements") and the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Participation Agreement"), among Federal Express Corporation, as Lessee and Initial Owner Participant, State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee, and First Security, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent. Pursuant to the Participation Agreement, one Airbus A300F4-605R aircraft bearing U.S. Registration No. N682FE (the "Aircraft") is being financed. This opinion is furnished pursuant to Section 4.01(j)(v) of the Participation Agreement. Capitalized terms used herein and not otherwise defined are used as defined in the Participation Agreement, except that references herein to any instrument shall mean such instrument as in effect on the date hereof.

         We have examined executed counterparts or copies otherwise identified to our satisfaction of the following documents:

         (a)   The Pass Through Trust Agreement;

         (b)   The Series Supplements;

         (c)   The Pass Through Certificates;

         (d)   The Participation Agreement;

         (e)   The Intercreditor Agreement; and

         (f)   Each Liquidity Facility.

(each of the documents identified in paragraphs (a) through (e) are being collectively referred to as the "Pass Through Trustee Documents" and each of the documents identified in paragraphs (d) through (f) are being collectively referred to as the "Subordination Agent Documents").

         We have also examined originals or copies of such other documents, such corporate records, certificates and other statements of governmental officials and corporate officers and other representatives of the corporations or entities referred to herein and such other instruments as we have deemed necessary or appropriate for the purposes of this opinion. Moreover, as to certain facts material to the opinions expressed herein, we have relied upon representations and warranties contained in the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         Based upon the foregoing and upon an examination of such questions of law as we have considered necessary or appropriate, and subject to the assumptions, exceptions and qualifications set forth below, we advise you that, in our opinion:

         With respect to the opinions set forth in paragraph 8 below, with your permission we have relied upon, and this opinion is limited by, the assumptions set forth in the discussion entitled "Certain Utah Taxes" in the Prospectus Supplement to the Prospectus forming part of Registration Number
No. 333-49411 (the "Registration Statement") for the registration of the Pass Through Certificates with the Securities and Exchange Commission. We express no opinion as to the correctness of the foregoing assumptions and we have conducted no independent investigation in this regard.

         1. First Security is a national banking association duly organized and validly existing under the laws of the United States of America holding a valid certificate to do business as a national banking association, with banking and trust powers.

         2. Each of First Security, the Pass Through Trustee and the Subordination Agent, as the case may be, has or had, on the date of execution thereof, full corporate power, authority and legal right to execute, deliver and perform each of the Pass Through Trustee Documents and the Subordination Agent Documents, as the case may be, and to authenticate the Pass Through Certificates delivered on the Certificate Closing Date.

         3. Each of First Security, the Pass Through Trustee and the Subordination Agent has duly authorized, executed and delivered each Pass Through Trustee Document or Subordination Agent Document, as the case may be; each such document constitutes a legal, valid and binding obligation of the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, of First Security) enforceable against the Pass Through Trustee or the Subordination Agent, as the case may be (and, to the extent set forth in the respective Pass Through Trustee Document or Subordination Agent Document, against First Security) in accordance with its terms.

         4. The Pass Through Certificates issued and dated the Certificate Closing Date have been duly authorized and validly executed, issued, delivered and authenticated by the Pass Through Trustee pursuant to the Pass Through Trust Agreement and the Series Supplements; and the Pass Through Certificates acquired by the Underwriters under the Underwriting Agreement are enforceable against the Pass Through Trustee and are entitled to the benefits of the related Pass Through Trust Agreement and the related Series Supplements.

         5. No order, license, consent, permit, authorization or approval of or exemption by, and no notice to or filing with, or the taking of any other action in respect of, any Utah or Federal governmental authority governing the banking or trust powers of First Security, the Pass Through Trustee or the Subordination Agent, and no filing, recording, publication or registration in any public office is required under Utah or Federal law pertaining to its banking or trust powers for the due execution, delivery or performance by First Security, individually or as Pass Through Trustee or Subordination Agent, as the case may be, of the Pass Through Trustee Documents (other than the Pass Through Trust Agreement) or the
   Subordination Agent Documents, as the case may be, and of the certificate of authentication, as Pass Through Trustee, on the Pass Through Certificates, or for the legality, validity, binding effect or enforceability thereof against First Security, the Pass Through Trustee or the Subordination
   Agent, as the case may be.

         6. The execution, delivery and performance by the Pass Through Trustee or First Security, as the case may be, of each of the Pass Through Documents and the Subordination Agent or First Security, as the case may be, of each of the Subordination Agent Documents, and the issuance, execution, delivery and performance of the Pass Through Certificates by the Pass Through Trustee are not or were not, on the date of execution thereof, in violation of the charter or by-laws of First Security or of any law, governmental rule, or regulation of the State of Utah or the United States of America governing the banking or trust powers of First Security or, to our knowledge, of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which it is a party or by which it is bound or, to our knowledge, of any judgment or order of the State of Utah or the United States of America relating to the banking or trust powers of First Security.

         7. There are no actions, suits, investigations or proceedings pending or, to our knowledge, threatened against or affecting First Security, the Pass Through Trustee or the Subordination Agent or any of its properties in any court or before any administrative agency or arbitrator, which, if adversely determined, would materially adversely affect the ability of First Security, the Pass Through Trustee or the Subordination Agent, as the case may be, to perform its obligations under any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be, and there are no pending or, to our knowledge, threatened actions or proceedings before any court, administrative agency or tribunal involving First Security, the Pass Through Trustee or the Subordination Agent in connection with the transactions contemplated by any of the Pass Through Trustee Documents or the Subordination Agent Documents, as the case may be.

         8. Neither the trusts created by the Pass Through Trust Agreement and the Series Supplements nor the Pass Through Trustee, in its individual or trust capacity, as the case may be, nor the Owner Participant, nor the Owner Trustee, nor their respective Affiliates, successors or assigns, will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof (other than taxes imposed on the fees received by First Security for acting as Pass Through Trustee under the Series Supplements). Certificate holders who are not residents of or otherwise subject to tax in Utah will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), governmental fee or other similar charge under the laws of the State of Utah or any political subdivision thereof as a result of purchasing, owning (including receiving payments with respect to) or selling a Pass Through Certificate. There are no applicable taxes under the laws of the State of Utah or any political subdivision thereof upon or with respect to (a) the construction, mortgaging, financing, refinancing, purchase, acquisition, acceptance, rejection, delivery, nondelivery, transport, location, ownership, insurance, control, assembly, possession, repossession, operation, use, condition, maintenance, repair, sale, return, abandonment, replacement, preparation, installation, storage, redelivery, manufacture, leasing, subleasing, modification, rebuilding, importation, transfer of title, transfer of registration, exportation or other application or disposition of the Aircraft or any interest in any thereof, (b) payments of Rent or other receipts, income or earnings arising therefrom or received with respect to the Aircraft or any interest in any thereof or payable pursuant to the Lease, (c) any amount paid or payable pursuant to any Operative Agreements, (d) the Aircraft or any interest therein or the applicability of the Lease to the Aircraft or any interest in any thereof,
   (e) any or all of the Operative Agreements, any or all of the Pass Through Certificates or any interest in any or all thereof or the offering, registration, reregistration, issuance, acquisition, modification, assumption, reissuance, refinancing or refunding of any or all thereof, and any other documents contemplated thereby and amendments or supplements hereto and thereto, (f) the payment of the principal of, or interest or premium on, or other amounts payable with respect to, any or all of the Pass Through Certificates, whether as originally issued or pursuant to any refinancing, refunding, assumption, modification or reissuance, or any other obligation evidencing any loan in replacement of the loan evidenced by any or all of the Pass Through Certificates, or (g) otherwise with respect to or in connection with the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements, which would not have been imposed if the Pass Through Trustee had not had its principal place of business in, had not performed (either in its individual capacity or as Pass Through Trustee) any or all of its administrative duties under the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, and had not engaged in any activities unrelated to the transactions contemplated by the Pass Through Trust Agreement, the Series Supplements, the Pass Through Certificates and the Operative Agreements in, the State of Utah.

         9. Each of the Certificates to be delivered to and registered in the name of the Subordination Agent on the date hereof pursuant to the Participation Agreement and the Intercreditor Agreement will be held by the Subordination Agent in trust for the Pass Through Trustee under the applicable Pass Through Trust Agreement.

         The foregoing opinions are subject to the following assumptions, exceptions and qualifications:

         A. We are admitted to practice law in the State of Utah and we do not hold ourselves out as being experts on the laws of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Utah and the federal laws of the United States of America governing the banking and trust powers of First Security. In addition, we express no opinion with respect to
(i) federal securities laws, including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Trust Indenture Act of 1939, as amended, (ii) the Federal Aviation Act of 1958, as amended and
(iii) state securities or blue sky laws. Insofar as the foregoing opinions relate to the validity and enforceability in the State of Utah of the Certificates and the other Pass Through Trustee Documents expressed to be governed by the laws of the State of New York, we have assumed that the laws of New York are identical to the laws of Utah in all material respects, and that the Certificates and such Pass Through Trustee Documents constitute legal, valid, binding and enforceable documents or instruments under such laws (as to which we express no opinion). No opinion is expressed as to the priority of any security interest or as to title to any part of the Trust Estate.

         B. The foregoing opinions regarding enforceability of any document or instrument, are subject to (i) applicable bankruptcy, insolvency, moratorium, reorganization, receivership and similar laws affecting the rights and remedies of creditors generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         C. We have assumed the due authorization, execution and delivery by each of the parties thereto, other than First Security and the Pass Through Trustee, of the Pass Through Trustee Documents to which each is a party and that each of such parties has the full power, authority and legal right to execute and deliver each such document.

         D. We have assumed that all signatures (other than those of the Pass Through Trustee or First Security) on documents and instruments examined by us are genuine, that all documents and instruments submitted to us as originals are authentic, and that all documents and instruments submitted to us as copies conform with the originals, which facts we have not independently verified.

         E. We have assumed that the Participation Agreement and the transactions contemplated thereby are not within the prohibitions of Section 406 of the Employee Retirement Income Security Act of 1974.

         F. We do not purport to be experts in respect of, or express any opinion concerning laws, rules or regulations applicable to the particular nature of the equipment involved in these transactions.

         G. We have made no investigation of, and we express no opinion concerning, the nature of the title to any part of the equipment involved in these transactions or the priority of any mortgage or security interest.

         This opinion is rendered solely for your benefit and may not be relied upon by any other person or entity for any purpose without our prior written consent.


                                       Very truly yours,



                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(a)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement (as defined below), and as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, a national banking association, as Subordination Agent under the Intercreditor Agreement, and as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust, and
(iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement"), among KfW, First Security Bank, National Association, a national banking association, as Pass Through Trustee and as Subordination Agent (the Liquidity Agreements and the Intercreditor Agreement are hereinafter collectively referred to as the "Relevant Documents").

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         6. The waiver of immunity set forth in Section 7.11(c) of each of the Liquidity Agreements and Section 10.11(c) of the Intercreditor Agreement is valid under German law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A

 Lessee and Initial Owner Participant
 ------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(b)


                [Letterhead of Kreditanstalt fur Wiederaufbau]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         In my capacity as General Counsel of Kreditanstalt fur Wiederaufbau ("KfW") I am rendering this opinion in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

         Capitalized terms herein which are undefined have the meanings assigned thereto in the Relevant Documents.

         For purposes of this legal opinion, I have examined a copy of each of the Relevant Documents and such other certificates, documents, agreements and instruments as I have deemed necessary as a basis for the opinions expressed below.

         In giving this opinion, I have assumed the genuineness of all signatures, the authenticity of all agreements, certificates, instruments and documents submitted to me as originals, and the conformity to the originals of all agreements, certificates, instruments and documents submitted to me as copies. As to questions of fact material to the opinions expressed below, I have, when relevant facts were not independently established by me, examined and relied upon representations of officers of KfW.

         Based upon and subject to the foregoing examination and assumptions, and subject to the qualifications set forth below, I am of the opinion that:

         1. KfW is duly organized and validly existing as a corporation under the public law of the Federal Republic of Germany and has full power and authority (corporate and otherwise) to execute, deliver and perform the Relevant Documents.

         2. Mr. Scheer and Mr. Behler, acting together, are both duly authorized by KfW to execute and deliver the Relevant Documents for and on behalf of KfW.

         3. The governing-law clause, subjecting the Relevant Documents to New York law, is valid under German law.

         (i) Under German law, New York law will be applied to an agreement, such as the Relevant Documents, which under German law has been validly subjected to New York law.

         (ii) (a) None of the terms of the Relevant Documents is irreconcilable with important principles of German law, and (b) there are no mandatory provisions of German law which must be applied to the transactions covered by the Relevant Documents.

         4. No notice to or filing with, any governmental, administrative or other authority or court of the Federal Republic of Germany is required for the execution or delivery of the Relevant Documents by KfW or for the performance by KfW of the Relevant Documents.

         5.  Assuming the validity under New York law of the Relevant
   Documents:

         (i) The Relevant Documents constitute legal, valid and binding obligations of KfW enforceable against KfW in accordance with their respective terms.

         (ii) A judgment obtained against KfW in the courts of the State of New York in any suit, action or proceeding arising out of the Relevant Documents will be enforceable against KfW in the courts of Germany without further litigation or examination on the merits of such suit, action or proceeding, provided that conditions in terms of Section 328 of the German Zivilprozeordnung (Code of Civil Procedure) - notably (a) if reciprocity is not guaranteed; (b) if according to German law the foreign venue is improper, and if procedural rules have not been observed by the court to the disadvantage of the defendant; (c) if the judgment obtained is irreconcilable with important principles of German law or would conflict with German basic rights (see 3(ii) above) - do not bar the judgment from recognition.

         (iii) The obligations of KfW under the Relevant Documents rank at least equal in priority of payment and in all other respects with its obligations to pay any other unsecured and unsubordinated obligations of KfW for borrowed money, including deposit liabilities, that are not expressly preferred by law.

         The foregoing opinions are subject to the following qualifications:

         (i) The opinion in paragraph (5) with respect to enforceability is subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws affecting creditors' rights generally, applicable to KfW and to any law or general principle of law from time to time in effect in the Federal Republic of Germany that could be considered by the German Courts as a provision of public policy.

         (ii) No opinion is expressed with respect to the law of any jurisdiction other than the laws of the Federal Republic of Germany.

         This opinion is being furnished to you solely for your benefit in connection with the transactions described above and may not be used, circulated, quoted or otherwise referred to for any other purpose without my express written consent.


                                       Very truly yours,


                                  SCHEDULE A


Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.



                                                               EXHIBIT A(5)(c)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

   Re:   Federal Express Corporation 1998-1 Pass Through Trusts
         ------------------------------------------------------

Ladies and Gentlemen:

         We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with the transactions contemplated by (i) the Irrevocable Revolving Credit Agreement Class A Pass Through Certificates, dated as of June 15, 1998 (the "Class A Liquidity Agreement"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-A Pass Through Trust, (ii) the Irrevocable Revolving Credit Agreement Class B Pass Through Certificates, dated as of June 15, 1998 (the "Class B Liquidity Agreement" and, together with the Class A Liquidity Agreement, the "Liquidity Agreements"), between KfW and First Security Bank, National Association, as Subordination Agent under the Intercreditor Agreement, as defined below, as agent and trustee for the Federal Express Corporation 1998-1-B Pass Through Trust and (iii) the Intercreditor Agreement, dated as of June 15, 1998 (the "Intercreditor Agreement" and, together with the Liquidity Agreements, the "Relevant Documents"), among KfW and First Security Bank, National Association, as Pass Through Trustee and as Subordination Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided in the Relevant Documents.

         In rendering the opinion expressed below, we have examined the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary.

         In our examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon representations made in or pursuant to the Relevant Documents.

         In rendering the opinion expressed below, we have assumed, with respect to each Relevant Document, that:

      (i) it has been duly authorized by, has been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitutes legal, valid, binding and enforceable obligations of all of the parties thereto;

     (ii)   all signatories thereto have been duly authorized; and

    (iii) all of the parties thereto are duly organized and validly existing and have the power and authority (corporate, partnership, trust or otherwise) to execute, deliver and perform thereunder.

            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinion expressed below, we are of the opinion that each Relevant Document constitutes the legal, valid and binding obligation of KfW, enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer or other similar laws relating to or affecting the rights of creditors generally and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of provisions in the Relevant Documents to the effect that terms may not be waived or modified except in writing may be limited under certain circumstances.

            (B) We express no opinion as to (i) the effect of the laws of any jurisdiction in which KfW is located (other than New York) that limit the interest, fees or other charges KfW may impose for the loan or use of money or other credit, (ii) Section 7.11(a)(i) of each Liquidity Agreement and Section 10.11(a)(i) of the Intercreditor Agreement, insofar as such Sections relate to the subject matter jurisdiction of a Federal court sitting in New York, New York to adjudicate any controversy related to the Relevant Documents, (iii) the waiver of inconvenient forum set forth in Section 7.11(a)(ii) of each Liquidity Agreement and Section 10.11(a)(ii) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York and (iv) the waiver of immunity set forth in Section 7.11(c) of each Liquidity Agreement and
      Section 10.11(c) of the Intercreditor Agreement with respect to proceedings in a Federal court sitting in New York, New York and a State court of the State of New York.

            The foregoing opinion is limited to matters involving the Federal laws of the United States of America and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            At the request of KfW, this opinion letter is provided to you by us in our capacity as special New York counsel to KfW, and this opinion letter may not be relied upon by any Person for any purpose other than in connection with the transactions contemplated by the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,


                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                               EXHIBIT A(5)(d)


                [Letterhead of Milbank, Tweed, Hadley & McCloy]

                                                    [Certificate Closing Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation 1998-1 Pass Through Trusts
            ------------------------------------------------------

Ladies and Gentlemen:

            We have acted as special New York counsel to Kreditanstalt fur Wiederaufbau (herein called "KfW") in connection with (i) Letter of Credit No. ______________ dated July ___, 1998 (the "Letter of Credit") issued by KfW in favor of First Security Bank, National Association, as Subordination Agent (the "Subordination Agent") under the Intercreditor Agreement dated as of June 15, 1998 among First Security Bank, National Association, as Pass Through Trustee, KfW, as Class A Liquidity Provider and Class B Liquidity Provider, and the Subordination Agent, (ii) the Reimbursement Agreement dated July ___, 1998 (the "Reimbursement Agreement") between KfW and Federal Express Corporation, and (iii) the letter dated July ___, 1998 (the "Letter Agreement" and, together with the Letter of Credit and the Reimbursement Agreement, the "Relevant Documents") from KfW to the Subordination Agent.

            In rendering the opinions expressed below, we have examined each of the Relevant Documents, the opinion dated the date hereof of Ruediger Sass, General Counsel of KfW, and such other documents as we have deemed necessary as a basis for the opinions expressed below.

            In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon certificates of appropriate representatives of KfW.

            In rendering the opinions expressed below, we have assumed, with respect to all of the documents referred to in this opinion letter, that:

      (i) such documents been duly authorized by, have been duly executed and delivered by, and (except to the extent set forth in the opinion below as to KfW) constitute legal, valid, binding and enforceable obligations of, all of the parties to such documents;

     (ii)   all signatories to such documents have been duly authorized; and

    (iii) all of the parties to such documents are duly organized and validly existing and have the power and authority (corporate, trust or otherwise) to execute, deliver and perform such documents.

            Based upon and subject to the foregoing and subject also to the comments and qualifications set forth below, and having considered such questions of law as we have deemed necessary as a basis for the opinions expressed below, we are of the opinion that each of the Relevant Documents constitutes valid and binding obligations of KfW enforceable against KfW in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium or other similar laws relating to or affecting the rights of creditors generally (as such laws would apply in the event of the insolvency, liquidation, reorganization, conservatorship or receivership of, or other similar occurrence with respect to, KfW) and except as the enforceability of such Relevant Document is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation,
(a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.

            The foregoing opinion is subject to the following comments and qualifications:

            (A) The enforceability of any provision in any of the Relevant Documents to the effect that the terms thereof may not be waived or modified except in writing may be limited as provided in Section 15-301(1) of the New York General Obligations Law and Section 1-205(3) of the New York Uniform Commercial Code.

            (B) With respect to our opinion above as it pertains to the Letter of Credit, we call your attention to Wysko Investment Co. v. Great American Bank, 131 B.R. 146 (D. Ariz. 1991), which holds that a bankruptcy court may enjoin payment under a letter of credit pursuant to
      Section 105 of the United States Bankruptcy Code, 11 U.S.C. Section 105, in unusual circumstances. Id. at 147. In that case, the unusual circumstance was a bankruptcy court finding that the injunction was necessary for the reorganization. Id. at 148. In addition, In re Delaware River Stevedores, Inc., 129 B.R. 38 (Bankr. E.D. Pa. 1991), suggests that "an injunction prohibiting payment on a L/C could conceivably be appropriate" if certain factors relating to issuing
      Section 105(a) injunctions "generally weighed in the debtor's favor." Id. at 42, citing In re Guy C. Long, Inc., 74 B.R. 939 (Bankr. E.D. Pa.
      1987). To the extent that the rationale of Wysko Investment Co. or Delaware River Stevedores would support the issuance of a permanent injunction against payment under the Letter of Credit, we are of the opinion that those cases do not reflect a correct statement of the law in respect of letters of credit and are not controlling precedent in any court exercising bankruptcy jurisdiction outside of Arizona or the Eastern District of Pennsylvania, as the case may be.

            (C) We express no opinion as to whether a court exercising bankruptcy jurisdiction might issue a temporary restraining order or other interim relief in order to preserve the status quo concerning the Letter of Credit pending a review of the merits of any request to enjoin payment under the Letter of Credit.

            The foregoing opinions are limited to matters involving the Federal laws of the United States and the law of the State of New York, and we do not express any opinion as to the laws of any other jurisdiction. In particular, we do not express any opinion as to the laws of Germany and, to the extent such laws may be relevant to the opinion expressed herein, we have, with your permission, relied upon the aforementioned opinion of Ruediger Sass, Esq., General Counsel of KfW, without independently considering the matters covered thereby, and our opinion is subject to all limitations, exceptions and qualifications contained therein as if set forth herein in full.

            This opinion letter is provided to you by us in our capacity as special New York counsel to KfW and may not be relied upon by any other person or entity or by you for any purpose other than in connection with the Relevant Documents without, in each instance, our prior written consent.


                                          Very truly yours,



                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau


                                                                  EXHIBIT A(6)


                   [Letterhead of General Electric Company]

                                                               [Delivery Date]

To Each of the Parties named on Schedule A Hereto

      Re:   Federal Express Corporation Trust No. N682FE
            --------------------------------------------

      Reference is made to (i) that certain Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Participation Agreement") by and among Federal Express Corporation, as Lessee and Initial Owner Participant ("Fed Ex"), ________________________, as Owner Participant, State Street Bank and Trust Company of Connecticut, National Association ("SSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Owner Trustee), First Security Bank, National Association ("FSB") (not in its individual capacity, except as otherwise expressly set forth therein, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent); (ii) that certain Purchase Agreement Assignment (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Purchase Agreement Assignment") between Fed Ex, as Lessee and SSB, as Lessor; (iii) that certain Lease Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of _______________ (the "Lease") between SSB (not in its individual capacity, but solely as Owner Trustee), as Lessor and Fed Ex, as Lessee; (iv) that certain Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Indenture") between SSB (not in its individual capacity), as Owner Trustee and FSB (not in its individual capacity), as Indenture Trustee; and (v) that certain Trust Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of ______________ (the "Trust Agreement") between SSB (not in its individual capacity), as Owner Trustee and ________________________, as Trustor.

      I am an attorney employed by General Electric Company, a New York corporation (the "Engine Manufacturer"), and as such have acted as counsel for the Engine Manufacturer in connection with the execution and delivery by the Engine Manufacturer of the Consent (the "Consent"), and the Engine Warranty Assignment (Federal Express Corporation Trust No. N682FE) (the "Engine Warranty Assignment"). The Consent and the Engine Warranty Assignment covers two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively. In this connection, I have, or an attorney under my supervision has, reviewed such documents as I have deemed necessary for the purpose of this opinion, including, but without limiting the generality of the foregoing, the General Terms Agreement No. 6-9034, dated as of July 3, 1991 between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), the Engine Product Support Plan forming a part thereof (the "Engine Product Support Plan"), the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      In making such examinations, I have relied upon the accuracy of original, certified, conformed, photocopied or telecopied copies of such records, agreements, certificates and other documents as I have deemed necessary or appropriate to enable me to render the opinions expressed herein. In all such examinations, I have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to me as certified, conformed, photocopied or telecopied copies, and as to certificates and telegraphic and telephonic confirmations given by public officials, I have assumed the same to have been properly given and to be accurate. As to various questions of fact material to such opinions, I have relied, when such relevant facts were not independently established by me, solely upon the accuracy of the statements, representations and warranties made in the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture and the Trust Agreement.

      With your consent, and for the purposes of this opinion, I have assumed (other than with respect to the Engine Manufacturer), the accuracy of the following matters, but I have not made any independent investigation or inquiry with respect thereto and I render no opinion on such matters:

            (a) each of the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have been duly and validly authorized, executed and delivered by all parties thereto and constitutes the legal, valid and binding obligations of each of such parties in accordance with the respective terms thereof; and

            (b) the respective parties to the Participation Agreement, the Purchase Agreement Assignment, the Lease, the Trust Indenture, and the Trust Agreement have obtained, and there are in full force and effect, any and all federal, state, local or foreign governmental agencies and authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity and binding effect or enforceability of the Consent and the Engine Warranty Assignment.

      Based upon the foregoing, and subject to the specific assumptions, qualifications and reliances herein set forth, and on the basis of my consideration of such facts and law as I have deemed necessary for purposes of this letter, it is my opinion that:

            (1) The Engine Manufacturer has the full corporate power, authority and the legal right to enter into and perform its obligations under the General Terms Agreement, the Consent and the Engine Warranty Assignment. The execution, delivery and performance by the Engine Manufacturer of each of the General Terms Agreement, the Consent and the Engine Warranty Assignment was duly authorized by all necessary corporate action on the part of the Engine Manufacturer.

            (2) Each of the General Terms Agreement, the Consent and Engine Warranty Assignment has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the respective terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            (3) The Engine Product Support Plan insofar as it relates to the Engine Warranties (as such term is defined in the Engine Warranty Assignment), constitutes a legal, valid and binding obligation of the Engine Manufacturer, enforceable against the Engine Manufacturer in accordance with the terms thereof, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general equity principles.

            The foregoing opinions are limited to the laws of the State of Washington and the federal laws of the United States of America, but no opinion is expressed as to matters governed by the Transportation Code (Title 49 of the United States Code), as amended, or by any other law, statute, rule or regulation of the United States relating to the acquisition, ownership, registration, use, operation, maintenance, repair, replacement or sale of aircraft. Further, no opinion is expressed as to title to any engines or other property.

            This opinion is furnished by me at your request for your sole benefit and no other person or entity shall be entitled to rely on this opinion without our express written consent. My opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.


                                                Very truly yours,


                                  SCHEDULE A

Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(7)


                       [Letterhead of Clifford Chance]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

      Re:   Federal Express Corporation Trust No. N682FE
            --------------------------------------------

Ladies and Gentlemen:

            We are special French counsel for Airbus Industrie G.I.E. ("Airbus") and AVSA S.A.R.L. ("AVSA") and you have asked for our opinion in connection with certain transactions contemplated in the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee and Initial Owner Participant ("Federal Express"), ______________, as Owner Participant ("Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), and First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee, Pass Through Trustee and Subordination Agent, and relating to the Aircraft to be operated by Federal Express.

            This opinion is being delivered pursuant to Section 4.02(d)(vi) of the Participation Agreement.

            Capitalized terms used in this opinion and not otherwise defined shall have the meaning assigned thereto in the Participation Agreement.

We have examined:

       (i) a copy of an Airbus A300-600R Freighter Purchase Agreement dated as of July 3, 1991 and made between AVSA and Federal Express with an executed Consent and Guaranty of Airbus of same date attached thereto, sent to us by facsimile by AINA Holdings Inc. ("AINA") on April 27, 1994;

      (ii) a copy sent to us by facsimile by Davis Polk & Wardwell on ________________ of an executed Purchase Agreement Assignment dated as of ____________ (the "Purchase Agreement Assignment") made between Federal Express and the Owner Trustee;

      (iii) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie Consent and Agreement to the Purchase Agreement Assignment;

      (iv) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated AVSA Consent and Agreement to the Purchase Agreement Assignment;

       (v) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Warranty Bill of Sale, relating to the Aircraft and transferring title therein from AVSA to the Owner Trustee ("AVSA Warranty Bill of Sale");

      (vi) a copy sent to us by facsimile by AVSA on _________________ of an executed but undated Airbus Industrie G.I.E. Warranty, in favour of the Participants (the "Airbus Warranty") warranting AVSA's Warranty Bill of Sale;

      (vii) a copy sent to us by facsimile by AVSA on _________________ of an undated FAA Bill of Sale executed by AVSA in favour of the Owner Trustee;

      (viii) a copy sent to us by facsimile by AVSA on ___________ of an executed power of attorney dated ________________ appointing Messrs. John Leahy and Michel Dechelotte, acting singly, as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (ix) a copy sent to us by facsimile by AVSA on ______________ of an executed power of attorney dated _______________ appointing Messrs
             X. de Rouville and J.C Mauries as attorneys-in-fact of Mr. Jean Pierson, Managing Director ("Administrateur Gerant") of Airbus;

      (x) a copy sent to us by facsimile by AVSA on _____________ of an executed power of attorney dated _______________ appointing Mr. Olivier Lion, acting singly, as attorney-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA; and

      (xi) a copy sent to us by courier by AVSA on ______________ of an executed power of attorney dated ______________ appointing Ms. Michele Lascaux, Messrs Jacques Debeaulieu, Sylvain Lebeuf, Oliver Lion, Philippe Martin, Laurent Boisson, Klaus Zimmer, Andreas Rost, Pierre Viobil, Paul Cottam, Bruno Schiltz and Alain Rochet, acting singly, as attorneys-in-fact of Mr. Christophe Mourey, Chief Executive Officer ("Gerant") of AVSA.

The documents referred to in paragraphs (i) to (xi) above shall be referred to herein below as the "Documents.

         Based on the foregoing, and such other documents, records and other instruments as we have deemed necessary or appropriate for the purpose of this opinion, and assuming the Documents to have been duly executed by the parties thereto (other than Airbus and AVSA), the genuineness of all signatures and the completeness and conformity to the originals of all documents supplied to us as copies or as facsimiles, we are of the opinion that, subject to the qualifications set out below:

   1. Airbus is a groupement d'interet economique duly organized and existing under the laws of the French Republic, and has the power and authority to carry on its business as now conducted. The present members of Airbus are (i) Aerospatiale, Societe Nationale Industrielle, (ii) Daimler-Benz Aerospace Airbus GmbH, (iii) British Aerospace (Operations) Ltd. and (iv) Construcciones Aeronauticas S.A., and each of such corporations is, without the need to proceed against any collateral security for the indebtedness of Airbus or to take any other legal action or process (except for service on Airbus by huissier of notice to perform and subsequent failure by Airbus to do so), jointly and severally liable with the other members for the debts of Airbus arising out of obligations contracted by Airbus while such corporation is a member of Airbus.

   2. AVSA is a societe a responsabilite limitee duly established and existing under the laws of the French Republic and has the power and authority to carry on its business as now conducted.

   3. Each of Airbus and AVSA has full power and authority to enter into and to execute, deliver and perform its obligations under those of the Documents to which it is a party; such obligations are legal, valid and binding upon them respectively, are enforceable in accordance with their respective terms and rank pari passu with the other unsecured obligations of Airbus or AVSA, as the case may be.

   4. All actions, authorizations, approvals, consents, conditions and things required at law to be taken, fulfilled and done to authorize the execution, delivery and performance by Airbus and AVSA of those of the Documents to which they respectively are party have been taken, obtained, fulfilled and done; and no consents under any exchange control, laws, rules or regulations of the French Republic are necessary in connection therewith.

   5. Neither the execution and delivery and performance of the Documents to which Airbus and AVSA respectively are a party, nor the consummation of the transactions contemplated thereby, contravenes or violates any law, governmental rule or regulation applicable to or binding on Airbus or AVSA.

   6. The choice of the laws of the State of New York to govern the Documents (which are expressed to be so governed) is valid under the laws of the French Republic, and a French court would uphold such choice of law in any suit on the Documents brought in a French court.

   7. Under the laws of the French Republic, Airbus and AVSA are subject to private commercial law and to suit, and neither Airbus nor AVSA, nor their respective properties have any immunity from the jurisdiction of any court or any legal process (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that:

         (a) to the extent that Airbus or AVSA occupies or possesses any property by virtue of any license or grant from the French State, such property and the title of Airbus or AVSA thereto may be immune from suit or execution on the grounds of sovereignty, and

         (b) suit and execution against Airbus and AVSA or their respective property may be affected by action taken by the French public authorities in the interests of national defence or on the occurrence of exceptional circumstances of paramount importance to the national interest of France, as such concept is understood under the Constitution, laws and regulations of France.

   8. No French value added tax is due upon the transfer of title of the Aircraft from AVSA to State Street Bank and Trust Company of Connecticut, National Association as Owner Trustee.

   9. In connection with the obligations of Airbus and AVSA under the Documents, this opinion must be read subject to the following qualifications and observations as to French law:

         (a) the remedy of specific performance may not be available in a French court;

         (b) the enforcement against Airbus of any of the Documents to which it is a party may be limited by applicable bankruptcy, insolvency, arrangement, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, as such laws are applied to Airbus. The enforcement against AVSA of any of the Documents to which it is a party may be limited by such laws, as such laws are applied to AVSA. The enforcement against any member of Airbus of any obligation of Airbus contained in the Documents may be limited by such laws, as such laws are applied to such member;

         (c) in respect of payment obligations, a French court has power under Article 1244-1 of the French Civil Code to grant time to a debtor (not in excess of two years), taking into account the position of the debtor and the needs of the creditor;

         (d) in order to ensure the validity as against third parties of the assignment made in the Purchase Agreement Assignment, it is necessary that notice of such assignment be served on Airbus and AVSA by "huissier" in accordance with the provisions of Article 1690 of the French Civil Code;

         (e) in the event of any proceedings being brought in a French court in respect of a monetary obligation expressed to be payable in a currency other than French Francs, a French court would probably give judgment expressed as an order to pay, not such currency, but its French Franc equivalent at the time of payment or enforcement of judgment. With respect to a bankruptcy, insolvency, liquidation, moratorium, reorganization, reconstruction or similar proceedings, French law may require that all claims or debts be converted into French Francs at an exchange rate determined by the court at a date related thereto, such as the date of commencement of a winding-up;

         (f) a determination or certificate as to any matter provided for in the Documents might be held by a French court not to be final, conclusive or binding, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith;

         (g) claims may become barred by effluxion of time or may be or become subject to defence of set-off or counterclaim;

         (h) provisions in any Document providing that it or any other Documents may be amended or varied or any provision thereof waived only by an instrument in writing may not be effective;

         (i) a French court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (j) we express no opinion as to whether any provision in the Documents conferring a right of set-off or similar right would be effective against a liquidator or a creditor;

         (k) our opinion as to the enforceability of the Documents relates only to their enforceability in France in circumstances where the competent French court has and accepts jurisdiction. The term "enforceability" refers to the legal character of the obligations assumed by the parties under the documents, i.e., that they are of a character which French law enforces or recognizes. It does not mean that the Documents will be enforced in all circumstances or in foreign jurisdictions or by or against third parties or that any particular remedy will be available; and

         (l) Article 899 of the French Tax Code provides that agreements evidencing an undertaking to pay a sum of money are subject to stamp tax ("droit de timbre") of a nominal amount if made in the French Republic, if made in a foreign country, such agreements are subject to a stamp tax of a nominal amount before certain use thereof can be made in the French Republic (Article 897 of the French Tax Code). However non-payment of such stamp tax does not affect the legality, validity or enforceability of the agreements.

         In rendering the foregoing opinions, we have assumed that the Documents (expressed to be governed by New York law) constitute the legal, valid and binding obligations of the parties under New York law.

         We are qualified as French Avocats.

         No opinion is expressed herein as to laws other than the laws of the French Republic as of the date hereof. This opinion is for your use and that of no one else, and is limited to (i) the matters specifically mentioned herein, and (ii) the purpose set out above.


                                       Very truly yours,



                                  SCHEDULE A

Lessee
------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]

                                                                  EXHIBIT A(8)


                 [Letterhead of Daugherty, Fowler & Peregrin]

                                                              [Delivery Date]

To the Parties Named on Schedule A attached hereto

   Re:   Federal Express Corporation Trust No. N682FE
         --------------------------------------------

Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 4.02(d)(vii) of the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, as amended and restated as of _____________ (the "Participation Agreement") among Federal Express Corporation, as Lessee (the "Lessee") and Initial Owner Participant, _________________, as Owner Participant (the "Owner Participant"), State Street Bank and Trust Company of Connecticut, National Association, not in its individual capacity, except as otherwise stated, but solely as Owner Trustee ("Owner Trustee"), First Security Bank, National Association, not in its individual capacity, except as otherwise stated, but solely as Indenture Trustee ("Indenture Trustee"), Pass Through Trustee and Subordination Agent, with respect to that portion of Subtitle VII of Title 49 of the United States Code relative to the recordation of instruments and the registration of aircraft thereunder.

         The capitalized terms herein shall, unless otherwise defined, have the same meanings given them in the Participation Agreement or in Annex I attached hereto.

         We have examined and filed on this date with the Federal Aviation Administration (the "FAA") the following described instruments at the respective times listed below:

         (a) AC Form 8050-2 Aircraft Bill of Sale dated _____________ (the "FAA Bill of Sale") from AVSA S.A.R.L., as seller, conveying title to the Airframe to the Owner Trustee, which FAA Bill of Sale was filed at ____ _.m., C._.T.;

         (b) AC Form 8050-1 Aircraft Registration Application dated _____________ (the "Aircraft Registration Application") by the Owner Trustee, as applicant, covering the Airframe, which Aircraft Registration Application was filed at ____ _.m., C._.T.;

         (c) Affidavit of the Owner Trustee dated _____________ (the "Owner Trustee Affidavit") pursuant to Section 47.7(c)(2)(ii) of Part 47 of the Federal Aviation Regulations together with Affidavit of the Owner Participant dated _____________ (the "Owner Participant Affidavit") attached thereto, which Owner Trustee Affidavit with the Owner Participant Affidavit attached was filed at ____ _.m., C._.T.;

         (d) executed counterpart of Trust Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, as amended and restated as of ____________ (the "Trust Agreement") between the Owner Participant and the Owner Trustee, which Trust Agreement was filed at ____ _.m., C._.T.;

         (e) executed counterpart of Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, as amended and restated as of _____________ (the "Trust Indenture") between the Owner Trustee and the Indenture Trustee, with executed counterpart of Indenture and Security Agreement Supplement No. 1 (Federal Express Corporation Trust No. N682FE) dated _____________ (the "Trust Indenture Supplement") by the Owner Trustee, covering the Aircraft, attached thereto, which Trust Indenture with the Trust Indenture Supplement attached was filed at ____ _.m., C._.T.; and,

         (f) executed counterpart of Lease Agreement (Federal Express Corporation Trust No. N682FE) dated as of June 15, 1998, as amended and restated as of ______________ (the "Lease") between the Owner Trustee, as lessor, and the Lessee, with executed counterparts of the following attached thereto: (i) Lease Supplement No. 1 (Federal Express Corporation Trust No. N682FE) dated _____________ (the "Lease Supplement") between the Owner Trustee, as lessor, and the Lessee, covering the Aircraft; (ii) the Trust Indenture; and (iii) the Trust Indenture Supplement, which Lease with the foregoing attachments (collectively, the "Lease Attachments") attached was filed at ____ _.m., C._.T.

         The Confidential Omissions were intentionally omitted from the FAA filing counterparts of the Lease and the Trust Indenture as containing confidential financial information.

         Based upon our examination of the above described instruments and of such records of the FAA as we deemed necessary to render this opinion, it is our opinion that:

         1. the FAA Bill of Sale, the Trust Indenture with the Trust Indenture Supplement attached and the Lease with the Lease Attachments attached are in due form for recordation by and have been duly filed for recordation with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44107;

         2. the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement are in due form for filing and have been duly filed with the FAA pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a) and Section 47.7(c) of the Federal Aviation Regulations;

         3.    the Airframe is eligible for registration under 49 U.S.C.
               Section 44102 in the name of the Owner Trustee and the filing with the FAA of the FAA Bill of Sale, the Aircraft Registration Application, the Owner Trustee Affidavit with the Owner Participant Affidavit attached and the Trust Agreement will cause the FAA to register the Airframe, in due course, in the name of the Owner Trustee and to issue to the Owner Trustee an AC Form 8050-3 Certificate of Aircraft Registration for the Airframe, and the Airframe will be duly registered pursuant to and in accordance with the provisions of 49 U.S.C. Section 44103(a);

         4. the Owner Trustee has valid legal title to the Airframe and the Aircraft is free and clear of all Liens, except (i) the security interest created by the Trust Indenture, as supplemented by the Trust Indenture Supplement, and (ii) the rights of the parties under the Lease, as supplemented by the Lease Supplement;

         5. the rights of the Owner Trustee and the Lessee under the Lease, as supplemented by the Lease Supplement, with respect to the Aircraft, are perfected;

         6. the Trust Indenture, as supplemented by the Trust Indenture Supplement, constitutes a duly perfected first priority security interest in the Aircraft and a duly perfected first assignment of all the right, title and interest of the Owner Trustee in, to and under the Lease and the Lease Supplement (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), and no other registration of the Airframe or filings other than filings with the FAA (which have been duly effected) are necessary in order to perfect in any applicable jurisdiction in the United States (A) the Owner Trustee's title to the Airframe or (B) such security interest and assignment (insofar as such assignment affects an interest covered by the recording system established by the FAA pursuant to 49 U.S.C.
               Section 44107), it being understood that no opinion is herein expressed as to the validity, priority or enforceability of such security interest and assignment under local law or as to the recognition of the perfection of such security interest and assignment as against third parties in any legal proceeding outside the United States;

         7. no authorization, approval, consent, license or order of, or registration with, or the giving of notice to, the FAA is required for the valid authorization, delivery and performance of the Lease, as supplemented by the Lease Supplement, the Trust Indenture, as supplemented by the Trust Indenture Supplement, or the Trust Agreement except for such filings as are referred to above; and,

         8. neither the execution and delivery by the Owner Participant of the Participation Agreement or the Trust Agreement, nor other consummation of the transactions contemplated thereby by the Owner Participant, requires the consent or approval of, or the giving of notice to, or the registration of, or the taking of any other action in respect of the FAA, except (x) the registration of the Airframe, including the submission of the Aircraft Registration Application, the Owner Trustee Affidavit, the Owner Participant Affidavit and the Trust Agreement to the FAA and (y) the filings for recordation specified elsewhere in this opinion.

         No opinion is expressed as to the Airframe during any period or periods of time during which it has not been subject to United States registration.

         No opinion is expressed as to laws other than Federal laws of the United States. In rendering this opinion, we were subject to the accuracy of the FAA, its employees and agents, in the filing, indexing and recording of instruments filed with the FAA and in the search for encumbrance cross-reference index cards for the Engines. Further, in rendering this opinion we are assuming the validity and enforceability of the above described instruments under local law. Since our examination was limited to records maintained by the FAA, our opinion does not cover liens which are perfected without the filing of notice thereof with the FAA, such as federal tax liens, liens arising under Section 1368(a) of Title 29 of the United States Code, possessory artisan's liens, or matters of which the parties have actual notice. In rendering this opinion we are assuming that there are no documents with respect to the Aircraft which have been filed for recording under the recording system of the FAA but have not yet been listed in the available records of such system as having been so filed.

         In rendering this opinion we have relied upon the opinion of the Assistant Chief Counsel of the Aeronautical Center dated _____________, a copy of which is attached hereto.


                                             Very truly yours,




                                                         Annex I

                              Certain Definitions
                              -------------------

                         Airframe, Engines and Aircraft
                         ------------------------------

         One (1) Airbus A300F4-605R aircraft bearing manufacturer's serial number 800 and U.S. Registration No. N682FE (the "Airframe") and two (2) General Electric CF6-80C2-A5F aircraft engines bearing manufacturer's serial numbers ___-___ and ___-___ (the "Engines") (the Airframe and the Engines are referred to collectively as the "Aircraft").


                             Confidential Omissions
                             ----------------------

         The Lease was filed with the FAA, with (i) the Basic Rent (Schedule
II), (ii) the Stipulated Loss Values (Schedule III), (iii) the Termination Values (Schedule IV) and (iv) the Purchase Option Schedule (Schedule V) omitted from the FAA filing counterpart thereof as containing confidential financial information; and (v) the purchase price under Section 4.02(a)(F) of the Lease set forth in Ancillary Agreement __, which was not attached to the FAA filing counterpart of the Lease or otherwise filed with the FAA for recordation.


                                  SCHEDULE A

Lessee and Initial Owner Participant
------------------------------------

Federal Express Corporation

Owner Trustee
-------------

State Street Bank and Trust Company
of Connecticut, National Association

Indenture Trustee, Pass Through Trustee & Subordination Agent
-------------------------------------------------------------

First Security Bank, National Association

Underwriters
------------

Morgan Stanley & Co. Incorporated
Chase Securities Inc.
Citicorp Securities, Inc.
Credit Suisse First Boston Corporation
J.P. Morgan Securities Inc.

Liquidity Provider
------------------

Kreditanstalt fur Wiederaufbau

Owner Participant
-----------------

[name of owner participant]



                                   EXHIBIT B

          [Form of Lease Agreement - See Exhibit 4.e to this Form 8K]


                                   EXHIBIT C

            [Form of Indenture - See Exhibit 4.b.1 to this Form 8K


                                   EXHIBIT D

          [Form of Trust Agreement - See Exhibit 4.d to this Form 8K]


                                   EXHIBIT E

                         PURCHASE AGREEMENT ASSIGNMENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE)

         PURCHASE AGREEMENT ASSIGNMENT (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE), dated as of June 15, 1998 between FEDERAL EXPRESS CORPORATION, a Delaware corporation (the "Assignor" or "Lessee"), and STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as Owner Trustee ("SSB" or the "Lessor") under the Trust Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (as amended, modified or supplemented from time to time, the "Trust Agreement"), between Federal Express Corporation (the "Initial Owner Participant") and SSB.

                             W I T N E S S E T H :

         WHEREAS, the Assignor and AVSA (as hereinafter defined) are parties to the Purchase Agreement (as hereinafter defined), providing, among other things, for the delivery by AVSA to the Assignor of certain aircraft, including the Aircraft (as hereinafter defined) covered by the Participation Agreement (as hereinafter defined); and

         WHEREAS, pursuant to the Consent and Guaranty (as hereinafter defined), the Guarantor (as hereinafter defined) has agreed, among other things, to unconditionally guarantee the due and punctual performance by AVSA of all of its liabilities and obligations as set forth in the Purchase Agreement; and

         WHEREAS, pursuant to the Lease (as hereinafter defined), the Lessor will lease the Aircraft to the Assignor; and

         WHEREAS, on the terms and conditions hereof and of the Consents and Agreements (as hereinafter defined), (a) the Assignor desires to assign to the Lessor (i) the Assignor's right under the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement) to purchase the Aircraft and (ii) certain of the Assignor's remaining rights, title and interests in, to and under the Purchase Agreement and the Consent and Guaranty (insofar as they relate to the Purchase Agreement and the Aircraft) and (b) the Lessor desires to accept the assignments and, except as otherwise provided herein, to assume the obligations of the "Buyer" under the Purchase Agreement, to the extent assigned to it pursuant hereto; and

         WHEREAS, pursuant to the Indenture (as hereinafter defined), the Lessor will assign, inter alia, its rights hereunder to the Indenture Trustee (as hereinafter defined) to the extent set forth therein; and

         WHEREAS, such assignments and acceptances are intended to permit consummation of the transactions contemplated by the Participation Agreement; and

         WHEREAS, AVSA and the Guarantor are willing to execute and deliver their respective Consents and Agreements;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

         1. Defined Terms. For all purposes of this Assignment, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

         "Aircraft" shall mean the Airbus A300F4-605R Freighter aircraft, bearing manufacturer's serial number 800, delivered under the Purchase Agreement, including the two General Electric Model CF6-80C2A5 (Fadec equipped) engines installed on such aircraft on the date of delivery thereof pursuant to the Purchase Agreement.

         "AVSA" shall mean AVSA, S.A.R.L., a French societe a responsabilite limitee, and its successors and assigns.

         "AVSA Consent and Agreement" shall mean the Consent and Agreement of AVSA attached hereto, as amended, modified or supplemented from time to time.

         "Bill of Sale" shall mean the bill of sale for the Aircraft to be delivered by AVSA.

         "Certificates" shall have the meaning ascribed thereto in the Participation Agreement.

         "Consent and Guaranty" shall mean the Consent and Guaranty of the Guarantor attached to the Purchase Agreement, together with all amendments, waivers, and consents heretofore entered into or heretofore granted thereunder and delivered to the Lessor.

         "Consents and Agreements" shall mean the AVSA Consent and Agreement and the Guarantor Consent and Agreement.

         "Delivery Date" shall have the meaning ascribed thereto in the Purchase Agreement with respect to the Aircraft.

         "Guarantor" shall mean Airbus Industrie G.I.E., a French groupement d'interet economique, and its successors and assigns.

         "Guarantor Consent and Agreement" shall mean the Consent and Agreement of the Guarantor attached hereto, as amended, modified or supplemented from time to time.

         "Indenture" shall mean the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, between the Lessor and the Indenture Trustee, as amended, modified or supplemented from time to time.

         "Indenture Trustee" shall mean First Security Bank, National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture and each other person which may from time to time be acting as successor trustee under the Indenture.

         "Lease" shall mean the Lease Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, between the Lessor and the Assignor, as amended, modified or supplemented from time to time.

         "Participation Agreement" shall mean the Participation Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998, among the Assignor, the Initial Owner Participant, the Pass Through Trustee (as defined therein), the Lessor, the Indenture Trustee and the Subordination Agent (as defined therein), as amended, modified or supplemented from time to time.

         "Purchase Agreement" shall mean the Airbus A300-600F Purchase Agreement, dated as of July 3, 1991, between the Assignor and AVSA, together with all exhibits, appendices and letter agreements thereto and all amendments, waivers and consents granted thereunder.

         All other terms used herein in capitalized form that are defined in the Lease shall, when used herein, have the meanings specified in the Lease.

         2. Assignment. (a) Generally. The Assignor has sold, assigned, transferred and set over and does hereby sell, assign, transfer and set over unto the Lessor (i) the right upon valid tender of the Aircraft by AVSA in accordance with the Purchase Agreement to purchase the Aircraft pursuant to the Purchase Agreement for the amount specified in the invoice in respect thereof to be delivered by AVSA on the Delivery Date therefor (including, without limitation, the right to accept delivery of the Aircraft through an appointed representative which may be an employee of the Assignor) and the right to be named the "Buyer" in the Bill of Sale and the right to enforce the same under the Consent and Guaranty, (ii) the right to take and hold the Aircraft and (iii) all of the Assignor's other right, title and interest in and to the Purchase Agreement and the Consent and Guaranty (insofar as it relates to the Purchase Agreement), as and to the extent that the same relates to the Aircraft and, except to the extent reserved below, the operation of the Aircraft, including, without limitation, in such assignment to the Lessor (A) all claims for damages in respect of such Aircraft arising as a result of any default by AVSA under the Purchase Agreement, or by any vendor or other supplier of aircraft engines or other parts or equipment installed on or in the Aircraft, including, without limitation, all warranty, service life policy and indemnity provisions in the Purchase Agreement in respect of the Aircraft and all claims thereunder and under the Consent and Guaranty and (B) any and all rights of the Assignor to compel performance of the terms of the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, including all warranty and indemnification provisions in the Purchase Agreement and the Consent and Guaranty and claims thereunder with respect to the Aircraft; reserving to the Assignor, however,

   (1) all the Assignor's rights and interests in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the Purchase Agreement and the Consent and Guaranty relate to aircraft other than the Aircraft and the purchase and operation of such aircraft and to the extent that the Purchase Agreement and the Consent and Guaranty relate to any other matters not directly pertaining to the Aircraft,

   (2) all the Assignor's rights and interests in or arising out of any payments, advance payments or deposits made by the Assignor in respect of the Aircraft under the Purchase Agreement or amounts credited or to be credited or paid or to be paid by the Guarantor or AVSA to the Assignor in respect of the Aircraft or otherwise (except amounts credited with respect to warranty claims to the extent set forth in Section 2(b) hereof) as of the date of purchase,

   (3) the rights to demand, accept and retain all rights in and to all property (other than the Aircraft), data and service, other than data and service provided under Clauses 12 and 13 of the Purchase Agreement, that AVSA and the Guarantor are obligated to provide or do provide pursuant to the Purchase Agreement and the Consent and Guaranty, respectively, with respect to the Aircraft,

   (4) all of the Assignor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty as and to the extent that the same relates to specification changes, performance and operation pertaining to the Aircraft, other than sub-Clause 2.1 and Clauses 12 and 13 of the Purchase Agreement and under the Consent and Guaranty to the extent relating thereto,

   (5) the right to obtain services, training, data and demonstration and test flights pursuant to the Purchase Agreement,

   (6) the right to maintain plant representatives at the Guarantor's plant pursuant to the Purchase Agreement, and

   (7) all rights set forth in any exhibits, appendices and letter agreements, as at any time amended, modified or supplemented, to the Purchase Agreement, and under the Consent and Guaranty to the extent relating thereto; provided, however, that the reservation set forth in this Section 2(a)(7) shall not in any way limit the rights of the Lessor arising under Sub-clause 2.1 and Clauses 12 and 13 of the Purchase Agreement.

         (b) Assignment of Rights. If and so long as there shall not exist and be continuing an Event of Default, the Lessor hereby authorizes the Lessee, to the exclusion of the Lessor, to exercise in the Lessee's name all rights and powers of the "Buyer" under the Purchase Agreement and to retain any recovery or benefit resulting from the enforcement of any warranty or indemnity in respect of the Aircraft, except that the Lessee may not enter into any change order or other amendment, modification or supplement to the Purchase Agreement without the written consent or countersignature of the Lessor if such change order, amendment, modification or supplement would result in any rescission, cancellation or termination of the Purchase Agreement in respect of the Aircraft or in any way limit the rights of the Lessor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder.

         (c) Acceptance of Assignment. Subject to the terms hereof the Lessor accepts the assignment contained in this Section 2.

         (d) Requirement of Notice to AVSA. For all purposes of this Assignment, AVSA shall not be deemed to have knowledge of and need not recognize any Event of Default, unless and until AVSA shall have received written notice thereof from the Lessor or the Indenture Trustee addressed to its Chief Executive Officer, 2, Rond Point Maurice Bellonte, 31700 Blagnac, France (telex 521155F) and, in acting in accordance with the terms of the Purchase Agreement and this Assignment, AVSA may act with acquittance and conclusively rely upon any such notice.

         3. Certain Rights and Obligations of the Parties. (a) Assignor Remains Liable. It is expressly agreed that, anything herein contained to the contrary notwithstanding: (a) the Assignor shall at all times remain liable to AVSA under the Purchase Agreement to perform all the duties and obligations of the "Buyer" thereunder to the same extent as if this Assignment had not been executed; (b) the exercise by the Lessor of any of the rights assigned hereunder shall not release the Assignor from any of its duties or obligations to AVSA under the Purchase Agreement except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations; and
(c) except as provided in the next succeeding paragraph, none of the Lessor, the Indenture Trustee nor any Participant shall have any obligation or liability under the Purchase Agreement by reason of, or arising out of, this Assignment or be obligated to perform any of the obligations or duties of the Assignor under the Purchase Agreement or to make any payment or to make any inquiry as to the sufficiency of any payment received by any of them or to present or file any claim or to take any other action to collect or enforce any claim for any payment assigned hereunder.

         (b) Lessor Bound by Purchase Agreement. Without in any way releasing the Assignor from any of its duties or obligations under the Purchase Agreement, the Lessor confirms for the benefit of AVSA that, insofar as the provisions of the Purchase Agreement relate to the Aircraft, in exercising any rights under the Purchase Agreement, or in making any claim with respect to the Aircraft or other goods and services delivered or to be delivered pursuant to the Purchase Agreement, the terms and conditions of the Purchase Agreement disclosed to the Lessor in writing shall apply to, and be binding upon, the Lessor to the extent of its respective interests assigned hereunder to the same extent as the Assignor.

         (c) Limit of Effect of this Assignment. Nothing contained herein shall (i) subject AVSA or the Guarantor to any liability to which it would not otherwise be subject under the Purchase Agreement or (ii) modify in any respect the contractual rights of AVSA or the Guarantor thereunder (except, in each case, as provided in the attached Consents and Agreements).

         (d) Appointment as Attorney-in-Fact. The Assignor does hereby constitute, effective at any time after an Event of Default shall have occurred and be continuing, the Lessor and its successors and assigns to be the Assignor's true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due and to become due under, or arising out of, the Purchase Agreement and the Consent and Guaranty in respect of the Aircraft, to the extent that the same have been assigned as provided in this Assignment and, for such period as the Lessor, its successors and assigns may exercise rights with respect thereto under this Assignment, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute (or, if previously commenced, assume control of) any proceedings and to obtain any recovery in connection therewith which the Lessor, its successors and assigns, may deem to be necessary or advisable in the premises.

         4. Further Assurances. The Assignor and the Lessor each agree that, at any time and from time to time, upon the written request of any other party hereto, it will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the other may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.

         5. Assignor's Representations, Warranties and Covenants. The Assignor does hereby represent and warrant that (a) the Purchase Agreement, insofar as it relates to the Aircraft, is in full force and effect and is enforceable against the Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws or equitable principles of general application to or affecting the enforcement of creditors' rights generally, and the Assignor is not in default thereunder, and (b) the Assignor has not assigned or pledged, and hereby covenants that it will not assign or pledge, the whole or any part of the rights hereby assigned or any of its rights with respect to the Aircraft under the Purchase Agreement not assigned hereby, to anyone other than the Lessor as herein provided.

         6. No Amendment of Purchase Agreement. So long as the Lease is in effect, the Lessor agrees that it shall not enter into any agreement that would amend, modify, supplement, rescind, cancel or terminate the Purchase Agreement or the Consent and Guaranty in any respect or in any way limit the rights of the Assignor arising under Clauses 12 and 13 of the Purchase Agreement or any of the other rights assigned hereunder (except as set forth above when there has been an Event of Default) without the prior written consent of the Assignor.

         7. Execution of Assignment. This Assignment is executed by the Assignor and the Lessor concurrently with the execution and delivery of the Participation Agreement and the Lease.

         8. Confidentiality. The Lessor agrees that it will not disclose to any third party the terms of the Purchase Agreement or this Assignment, except (a) as required by applicable law or governmental regulation, (b) as contemplated in the Lease or the Participation Agreement (including as set forth in Section 17.01 of the Participation Agreement) or (c) with the consent of the Assignor, the Guarantor and AVSA.

         9. Assignment as Collateral. Each party hereto consents to the assignment and pledge by the Lessor to the Indenture Trustee, as security for the Certificates to be issued under the Indenture and the other obligations secured thereby as specified in the Indenture, of all of the Lessor's right, title and interest in and to the Purchase Agreement and the Consent and Guaranty under this Assignment.

         10. Counterparts. This Assignment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         11. GOVERNING LAW. THIS ASSIGNMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

         12. Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         13. Notices. All notices with respect to the matters contained herein shall be delivered in the manner and to the addresses provided in
Article 14 of the Participation Agreement.

         14. No Oral Amendments. Neither this Assignment nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against whom the enforcement of such termination, amendment, supplement, waiver or modification is sought.

         IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed as of the day and year first above written.


                           FEDERAL EXPRESS CORPORATION


                           By ________________________________________
                                Name:  Robert D. Henning
                                Title: Vice President and Treasurer



                           STATE STREET BANK AND TRUST COMPANY
                           OF CONNECTICUT, NATIONAL ASSOCIATION,
                           not in its individual capacity,
                           but solely as Lessor


                           By ________________________________________
                                Name:  Donald E. Smith
                                Title: Vice President




                    AIRBUS INDUSTRIE CONSENT AND AGREEMENT

         The undersigned, Airbus Industrie G.I.E., a groupement d'interet economique established under Ordonnance No. 67-821 dated September 23, 1967 of the Republic of France (the "Guarantor"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N682FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, and agreements of the Guarantor under the Consent and Guaranty with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns, to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) the Guarantor will pay to the person or entity entitled to receive the corresponding payment from AVSA under the terms of the Assignment all amounts required to be paid by the Guarantor with respect to the Aircraft;

        (iii) the Guarantor consents to the sale of the Aircraft by AVSA to the Lessor, the assignment of Assignor's rights and interests under the Purchase Agreement and the Consent and Guaranty to the Lessor pursuant to the Assignment, the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and the lease of the Aircraft by the Lessor to the Assignor under the Lease; and

         (iv) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement, the Guarantor will not assert any lien or claim against the Aircraft or any part thereof or against the Lessee, the Lessor, the Initial Owner Participant or the Indenture Trustee arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         The Guarantor hereby represents and warrants that:
         (A) the Guarantor is a groupement d'interet economique duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms of the Consent and Guaranty, the Airbus Guaranty and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of the Guarantor, do not require the consent or approval of the members of the Guarantor, do not require the consent or approval of,or the giving of notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on the Guarantor or contravene the Guarantor's charter documents or any indenture, credit agreement or other contractual agreement to which the Guarantor is a party or by which it is bound;

         (C) the Consent and Guaranty constituted, as of the date thereof and at all times thereafter to and including the date of this Consent and Agreement, and each of this Consent and Agreement and the Airbus Guaranty constitutes, binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms; and

         (D)  the Consent and Guaranty is in full force and effect.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.


Dated as of June 15, 1998

                                            AIRBUS INDUSTRIE G.I.E.


                                            By _____________________
                                               Name:
                                               Title:



                          AVSA CONSENT AND AGREEMENT

         The undersigned, AVSA, S.A.R.L., a societe a responsabilite limitee organized and existing under the laws of the Republic of France ("AVSA"), hereby acknowledges notice of and consents to all of the terms of the Purchase Agreement Assignment between Federal Express Corporation, a Delaware corporation, and State Street Bank and Trust Company of Connecticut, National Association, a national banking association, not in its individual capacity, but solely as Lessor, with respect to Federal Express Corporation Trust No. N682FE, dated as of June 15, 1998 (hereinafter called the "Assignment", the defined terms therein being hereinafter used with the same meaning), and hereby confirms to the Assignor and the Lessor and their respective successors and assigns that:

          (i) except as provided in the Assignment, all representations, warranties, indemnities and agreements of AVSA under the Purchase Agreement with respect to the Aircraft shall inure to the benefit of the Lessor and its respective successors and assigns to the same extent as if the Lessor and its successors and assigns had originally been named the "Buyer" of the Aircraft therein;

         (ii) AVSA will pay to the Assignor all payments required to be paid by it under the Purchase Agreement, unless and until AVSA shall have received written notice from the Indenture Trustee or the Lessor (or, after the Indenture shall have been discharged in full, the Lessor) addressed to it at the address and in the manner set forth in the Assignment that an Event of Default has occurred and is continuing, whereupon AVSA will make any and all payments thereafter required to be made by it under the Purchase Agreement, to the extent that the right to receive such payment has been assigned under the Assignment ("AVSA Payments"), directly to the Indenture Trustee (or, after the Indenture shall have been discharged in full, the Lessor) if AVSA shall have received notice as aforesaid that an Event of Default has occurred and is continuing;

        (iii) The Lessor shall not be liable for any of the obligations or duties of the Assignor under the Purchase Agreement, nor shall the Assignment give rise to any duties or obligations whatsoever on the part of the Lessor owing to AVSA, except for the agreements of the Lessor set forth in the Assignment, including, but not limited to Section 3(b) of the Assignment;

         (iv) AVSA consents to the assignment of the Lessor's rights and interests in the Assignment to the Indenture Trustee pursuant to the Indenture and to the lease of the Aircraft by the Lessor to the Lessee under the Lease; and

          (v) from and after the delivery of the Aircraft pursuant to the Purchase Agreement and payment in full for the Aircraft as described in the Participation Agreement and the Assignment, AVSA will not assert any lien or claim against the Aircraft or any part thereof arising on or prior to such delivery or in respect of any work or services performed on or prior thereto.

         AVSA hereby represents and warrants that:

         (A) AVSA is a societe a responsabilite limitee duly organized and existing in good standing under the laws of the Republic of France and has the requisite power and authority to enter into and perform its obligations under the Purchase Agreement and this Consent and Agreement;

         (B) the making and performance, in accordance with their terms, of the Purchase Agreement and this Consent and Agreement have been duly authorized by all necessary corporate action on the part of AVSA, do not require any approval of AVSA's shareholders, do not require the consent or approval of, the giving notice to, or registration with, or the taking of any other action in respect of, any French governmental authority or agency except for those that have already been obtained and do not contravene any law binding on AVSA or contravene AVSA's charter documents or any indenture, credit agreement or other contractual agreement to which AVSA is a party or by which it is bound;

         (C) each of the Purchase Agreement and this Consent and Agreement constitutes a binding obligation of AVSA enforceable against AVSA in accordance with its terms, subject to: (i) the limitations of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), which principles do not make the remedies available at law or in equity with respect to the Purchase Agreement and this Consent and Agreement inadequate for the practical realization of the benefits intended to be provided thereby and

         (D)  the Purchase Agreement is in full force and effect as to AVSA.

         THIS CONSENT AND AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

Dated as of June 15, 1998

                                            AVSA, S.A.R.L.


                                            By:_______________________
                                               Name:
                                               Title:


                                   EXHIBIT F

                          ENGINE WARRANTY ASSIGNMENT

                (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE)

   Words and phrases appearing in this Engine Warranty Assignment (the "Assignment") shall have the respective meanings as defined below:

   A. General Terms Agreement means that agreement dated as of July 3, 1991, (the "GTA") by and between the Engine Manufacturer and Federal Express Corporation ("Fed Ex"), including the Engine Product Support Plan at Exhibit B, insofar as such Product Support Plan relates to the Engine Warranties (the "Product Support Plan"), but excluding any and all letter agreements attached thereto.

   B. Engine Warranties means the Engine Manufacturer's New Engine Warranty, New Parts Warranty, Ultimate Life Warranty and Campaign Change Warranty, as set forth in the Engine Manufacturer's Product Support Plan which forms a part of the GTA, and as limited by the applicable terms of such GTA and Product Support Plan.

   C. Engine means each of the CF6-80C2-A5F series engines installed on the aircraft at the time of delivery to the Assignor, each bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively.

   D. Replacement Engine means each of the CF6-80C2-A5F series engines which are not subject to this Assignment and are a replacement or substitute for an Engine, excluding, however, any engines obtained from the Engine Manufacturer's lease pool which are installed on the aircraft for the limited purpose of permitting the continued operation of the aircraft during the period necessary to effect or complete repairs or overhaul of an Engine.

   E. Lease means the Lease Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Lease") between State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee), as Lessor ("Lessor") and Fed Ex, as Lessee, as amended, modified or supplemented from time to time.

   All other capitalized terms used and not defined herein that are in the Lease shall, when used herein, have the meanings specified in the Lease.

                                       1

   Fed Ex, pursuant to the terms and conditions herein, hereby sells, assigns, transfers and sets over unto the Lessor all of its rights, claims and interests in and under the GTA and the Product Support Plan, as such apply to the Engines, to enforce in the Lessor's own name such rights as Fed Ex may have with respect to the Engine Warranties, to the extent the same relate to the Engines, and to retain any benefit resulting therefrom; provided, however, that there is reserved to Fed Ex all of its other rights, claims and interests under the GTA except as expressly stated above. Fed Ex shall, during the term of the Lease (but only so long as no Event of Default shall have occurred and be continuing), have the benefit of and shall be entitled to enforce (as it shall deem appropriate), either in its own name or (at the cost of Fed Ex) in the name of the Lessor for the use and benefit of Fed Ex, any and all Engine Warranties available to the Lessor under the GTA in respect of the Engines and each Part thereof, and the Lessor agrees (but only so long as no Event of Default shall have occurred and be continuing) at Fed Ex's expense to do, execute and deliver such further acts, deeds, matters or things as may be reasonably requested by Fed Ex and necessary to enable Fed Ex to obtain customary warranty services furnished for the Engines or any Part thereof pursuant to the Engine Warranties. Fed Ex shall, at the Lessor's expense, cooperate with the Lessor and take such action as the Lessor reasonably deems necessary to enable the Lessor to enforce such rights, claims and interests as assigned herein.

                                       2

   Notwithstanding anything in this Assignment or the Consent attached hereto and incorporated herein to the contrary, Fed Ex and the Lessor confirm expressly for the benefit of the Engine Manufacturer that:

   A. The Lessor agrees that it will not, without the prior written consent of the Engine Manufacturer, disclose, directly or indirectly, to any third party, any of the terms of the Engine Warranties disclosed to it by the Engine Manufacturer incident to effecting the assignment herein; provided, however, that (1) the Lessor may use, retain and disclose such information on a confidential basis to its special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants, (2) the Lessor may use, retain and disclose on a confidential basis such information to the Owner Participant, the Indenture Trustee, the Pass Through Trustee and any Certificate Holder, as the case may be, and their special counsel, independent insurance brokers, bank examiners or similar regulatory authorities, auditors and public accountants,
         (3) the Lessor may disclose such information as required by applicable laws, governmental regulations, subpoena, or other written demand under color of legal right, but it shall first, as soon as practicable upon receipt of such demand and to the extent permitted by applicable laws, furnish a copy thereof to Fed Ex and to the Engine Manufacturer, and the Lessor, to the extent permitted by applicable law, shall afford Fed Ex and the Engine Manufacturer reasonable opportunity, at the moving party's cost and expense, to obtain a protective order or other assurance reasonably satisfactory to the Engine Manufacturer of confidential treatment of the information required to be disclosed, (4) the Lessor may disclose such information as required to enforce its rights under the Engine Warranties assigned to it pursuant to this Assignment, and (5) the Lessor may disclose such information to any bona fide potential purchaser of the Aircraft and/or Engines or any beneficial interest therein (subject to the execution by such prospective purchaser of a written confidentiality statement setting forth the same or substantially similar terms as those referred to in this paragraph).

   B. Without in any way releasing Fed Ex from any of its duties or obligations under the GTA, the Lessor agrees that, insofar as the provisions of the GTA relate to the Engines, in exercising any rights under such Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA, including Article Eight (Limitation of Liability) and the Product Support Plan, shall apply to, and be binding upon, the Lessor to the same extent as Fed Ex.

   C. Insofar as the provisions of the GTA relate to the Engines, in exercising any rights under the Engine Warranties or in making any claim with respect thereto, the applicable terms and conditions of the GTA and the Product Support Plan or the Consent attached hereto and incorporated herein shall apply to, and be binding upon, the Lessor to the same extent as if named "Airline" therein. It is expressly agreed that Fed Ex shall at all times remain liable to the Engine Manufacturer under the GTA to perform all the duties and obligations of Fed Ex thereunder to the same extent as if this Assignment had not been executed. The performance by the Lessor of any of the rights assigned hereunder shall not release Fed Ex from any of its duties or obligations to the Engine Manufacturer under the GTA except to the extent that such exercise by the Lessor shall constitute performance of such duties and obligations.

   D. Nothing contained in this Assignment shall subject the Engine Manufacturer to any obligation or liability to which it would not otherwise be subject under the GTA or modify in any respect the Engine Manufacturer's contract rights thereunder, or subject the Engine Manufacturer to any multiple or duplicative liability or obligation under the GTA. The Engine Manufacturer recognizes and it is consented to by all parties to this Assignment that the Lessor shall collaterally assign its rights under the Lease and this Assignment and will mortgage the Aircraft and Engines, to First Security Bank, National Association, as Indenture Trustee under the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (on the terms set forth therein); however, no further extension or assignment (except to a successor indenture trustee under such agreement) of any remaining Engine Warranties, including but not limited to extensions or assignments for security purposes, are permitted without the prior written consent of the Engine Manufacturer.

   E. Exclusive of the assignment noted in Section 2D above, the Engine Manufacturer shall not be deemed to have knowledge of any change in the authority of Fed Ex or the Lessor, as the case may be, to exercise the rights established hereunder until the Engine Manufacturer has received written notice thereof from the Indenture Trustee or the Lessor. Such notice shall be sent to: Commercial Contracts Director, GE Aircraft Engines, Mail Drop F17, One Neumann Way, Box 156301, Cincinnati, Ohio 45215-6301, facsimile: (513) 243-8068.

   F. This Assignment shall apply only in respect to each Engine and shall not extend to any replacement or substitute engine. If, during the term of this Assignment and the Lease, it becomes necessary to replace or substitute an Engine due to a Failure (as such term is defined in the Engine Product Support Plan, excluding normal wear, tear and deterioration which can be restored by overhaul and repair), damage or loss, the Assignor (or the Lessor) shall give the Engine Manufacturer written notice of such Failure, damage or loss. The notice shall include (i) a description of the event or circumstances which constitute a Failure, damage or loss, and (ii) the serial numbers of the (a) failed, damaged or lost Engine and (b) Replacement Engine and shall be sent to: Customer Support Manager, GE Aircraft Engines, 111 Merchant Street, Room 450, Cincinnati, Ohio 45246. The Engine Manufacturer shall not be deemed to have knowledge of the need for a replacement engine until it has received the aforementioned notice.

         In the event an Engine subject to this Assignment fails, is damaged or lost, and such Engine is replaced by a Replacement Engine, the Assignor and the Assignee shall, prior to, or contemporaneous with, the delivery of such Replacement Engine, obtain the written consent of the Engine Manufacturer (which it shall be obligated to give) that the Engine Warranties as set forth in the Engine Product Support Plan shall apply to such Replacement Engines. The Engine Manufacturer shall not incur any obligation or liability for a Replacement Engine under the Engine Warranties until the execution of the aforementioned consent.

   G. At any time and upon the written request of the Engine Manufacturer, Fed Ex and the Lessor shall promptly and duly execute and deliver any and all such further assurances, instruments and documents and take all such further action, at the expense of Fed Ex, as the Engine Manufacturer may reasonably request in order to obtain the full benefit of Fed Ex and the Lessor's agreement as set forth in this Assignment and the Consent attached hereto and incorporated herein.

         Any performance by the Engine Manufacturer that discharges its obligation under the Engine Warranties will satisfy the respective interests of Fed Ex and the Lessor. So long as the Engine Manufacturer acts in good faith in accordance with this Assignment, the Engine Manufacturer may rely conclusively on any notice given pursuant to this Assignment without inquiring as to the accuracy of, or the entitlement of the party to give, such notice.

                                       3

   The Engine Manufacturer shall reserve to Fed Ex all those rights, claims and interests, as and to the extent such relates to the purchase and operation of engines other than the Engines subject to the Assignment, as well as other matters not directly pertaining to the Engines, and Fed Ex will have or retain under the GTA such rights, claims and interest not expressly assigned to the Lessor hereunder.

                                       4

   The Engine Manufacturer warrants each new Reverser (as such is defined in the Engine Product Support Plan) installed on the Aircraft at the time of delivery to Fed Ex under the terms of the New Engine Warranty; however, administration of such New Engine Warranty, with respect to both installed and replacement Reversers, shall be performed by Martin Marietta.

                                       5

   If at some point in time, the Engine Manufacturer receives written notification from the Indenture Trustee or the Lessor that the Lessor is or becomes entitled to possession of the Engines, pursuant to an Event of Default or otherwise, and desires to sell or lease the Engines to a party who is not currently a party to a General Terms Agreement with the Engine Manufacturer, the Engine Manufacturer agrees if such agreement is permissible under applicable U.S. law, that it will offer to such purchaser or lessee, subject to the execution of an agreement to sell or lease such Engines, a General Terms Agreement on the Engine Manufacturer's standard terms and conditions. If, however, such purchaser or lessee is currently a party to a General Terms Agreement with the Engine Manufacturer, the remaining portion of the terms of such General Terms Agreement shall be extended to and apply to such subsequent purchase or lease; provided, however, that the written consent of the Engine Manufacturer to such an extension is obtained prior to the transaction's occurrence.

   This Assignment shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

   In witness whereof, the parties hereto have caused this Engine Warranty Assignment to be duly executed and delivered as of the date hereof.


General Electric Company


_____________________________
Name:
Title:



Federal Express Corporation


_____________________________
Name:    Robert D. Henning
Title:    Vice President and Treasurer



State Street Bank and Trust Company
of Connecticut, National Association
not in its individual capacity,
but solely as Owner Trustee


_____________________________
Name:    Donald E. Smith
Title:    Vice President



                                    CONSENT
                (FEDERAL EXPRESS CORPORATION TRUST NO. N682FE)

         The Engine Manufacturer, General Electric Company (the "Engine Manufacturer"), a New York corporation, hereby consents to the Engine Warranty Assignment attached hereto and acknowledges notice of (i) the Purchase Agreement Assignment (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 and entered into by and between Federal Express Corporation, as Assignor ("Fed Ex") and State Street Bank and Trust Company of Connecticut, National Association (not in its individual capacity, but solely as Owner Trustee) as Assignee ("Lessor"), (the "Purchase Agreement Assignment"); and
(ii) the Lease Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 and entered into by and between Fed Ex, as Lessee and the Lessor, as Lessor (as in effect from time to time, the "Lease") and (iii) the Trust Indenture and Security Agreement (Federal Express Corporation Trust No. N682FE), dated as of June 15, 1998 (the "Indenture"), between the Lessor and First Security Bank, National Association, as Indenture Trustee ("Indenture Trustee"). The Purchase Agreement Assignment and Lease cover two GE CF6-80C2-A5F series engines bearing Engine Manufacturer's serial numbers ___-___ and ___-___, respectively, (the "Engines") as installed on the Airbus A300F4-605R series aircraft bearing Manufacturer's serial number 800 (the "Aircraft"). In connection with such Purchase Agreement Assignment and Lease, reference is made to the General Terms Agreement No. 6-9034 dated as of July 3, 1991, between the Engine Manufacturer and Fed Ex (the "General Terms Agreement"), under which the Engine Manufacturer agreed to support certain GE CF6-80C2-A5F series engines, including the Engines and spare parts therefor to be purchased by Fed Ex from the Engine Manufacturer, as installed on certain Airbus A300F4-605R series aircraft, including the Aircraft. Recognizing that the Lessor and Fed Ex have entered into the Lease which provides for the lease by the Lessor to Fed Ex of the Aircraft and Engines and that the Lessor has granted a security interest in the Engines and assigned certain of its rights under the Lease to the Indenture Trustee, the Engine Manufacturer agrees that in furtherance of the Lease, it will so support such Engines and spare parts therefor, subject to the applicable terms and conditions of the General Terms Agreement, including Article Eight (Limitation of Liability).

         The Engine Manufacturer represents and warrants that:

         1. it is a corporation existing in good standing under the laws of the State of New York;

         2. the making and performance of this Consent in accordance with its terms has been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, does not require any shareholder approval and does not contravene its certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer;

         3. the making and performance of the Engine Warranties, as defined in the Engine Warranty Assignment attached hereto (the "Engine Warranties") in accordance with their terms have been duly authorized by all necessary corporate action on the part of the Engine Manufacturer, do not require any shareholder approval and do not contravene the Engine Manufacturer's certificate of incorporation or by-laws or any debenture, credit agreement or other contractual agreement to which the Engine Manufacturer is a party or by which it is bound or any law binding on the Engine Manufacturer; and

         4. the Engine Warranties constitute, as of the date on which they were made and at all times thereafter, and this Consent and the Engine Warranty Assignment attached hereto are, binding obligations of the Engine Manufacturer enforceable against the Engine Manufacturer in accordance with its terms subject to:

          (a) the limitation of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally; and

          (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         This Consent shall be governed by the laws of the State of New York, including all matters of construction, validity and performance, as applicable to contracts between citizens of that state to be performed wholly within that state, and without reference to conflicts of law principles.

General Electric Company


______________________________
Name:
Title: